Form 20-F
period 2013-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2013-11-27
CIK 1135644

As filed with the Securities and Exchange Commission on November 27, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-15174

Siemens Aktiengesellschaft

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2013: 843,002,405 common shares, no par value.

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

Yes    ☐        No     ☒

FORWARD-LOOKING STATEMENTS

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors.

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

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended September 30, 2013. The selected consolidated financial data has been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements (including the Notes thereto) presented in Item 18: Financial Statements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU) and are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Consolidated Statements of Income Data(1)(2)	Year ended September 30,
	2013	2012	2011	2010	2009
	(in millions of €, unless otherwise stated)
Revenue	75,882	77,395	72,526	67,862	68,726
Income from continuing operations before income taxes	5,843	6,636	8,763	5,725	3,917
Income from continuing operations	4,212	4,642	6,625	4,065	2,456
Income (loss) from discontinued operations, net of income taxes	197	(360)	(726)	(184)	(8)
Net income	4,409	4,282	5,899	3,881	2,448

Basic earnings per share (in €)
Income from continuing operations	4.85	5.15	7.37	4.50	2.61
Income (loss) from discontinued operations	0.23	(0.41)	(0.82)	(0.22)	(0.01)
Net income	5.08	4.74	6.55	4.28	2.59
Diluted earnings per share (in €)
Income from continuing operations	4.80	5.10	7.29	4.45	2.57
Income (loss) from discontinued operations	0.22	(0.41)	(0.81)	(0.22)	0
Net income	5.03	4.69	6.48	4.23	2.57

Consolidated Statements of Financial Position Data(2)	September 30,
	2013	2012	2011	2010	2009
	(in millions of €)
Total assets	101,936	108,251	104,210	102,791	94,911
Long-term debt	18,509	16,880	14,280	17,497	18,940
Total equity	28,625	31,424	32,271	29,222	27,351
Issued capital	2,643	2,643	2,743	2,743	2,743

(1)	Under IFRS, the historical results of our Water Technologies Business Unit, OSRAM, Siemens IT Solutions and Services and the former operating segments Communications and Siemens VDO Automotive are reported as discontinued operations in our Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the Consolidated Statements of Financial Position as held for disposal. For further information see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

(2)	Adjusted for effects of adopting IAS 19R (IAS 19, Employee Benefits (revised 2011; IAS 19R)), see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2. Prior periods are presented on a comparable basis.

The number of shares outstanding at September 30, 2013, 2012, 2011, 2010 and 2009 was 843,002,405; 856,274,326; 874,251,347; 869,837,005 and 866,425,760, respectively.

DIVIDENDS

The following table sets forth in € and in US$ the dividend paid per share for the years ended September 30, 2009, 2010, 2011, 2012 and the proposed dividend per share for the year ended September 30, 2013. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: Additional information—Taxation.

	Dividend paid per share
Year ended September 30,	€		US$
2009	1.60		2.25
2010	2.70		3.68
2011	3.00		3.90
2012	3.00		3.99
2013	3.00	(1)	—

(1)	Proposed by the Managing Board in agreement with the Supervisory Board; to be approved by the shareholders at the Annual Shareholders’ Meeting on January 28, 2014.

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

Fiscal year ended September 30,	Average
2009	1.3556
2010	1.3539
2011	1.3988
2012	1.3011
2013	1.3151

The following table shows the noon buying rates for € in US$ for the last six months and for November 2013 up to and including November 15, 2013.

2013	High	Low
May	1.3192	1.2818
June	1.3407	1.3006
July	1.3282	1.2774
August	1.3426	1.3196
September	1.3537	1.3120
October	1.3810	1.3490
November (through November 15)	1.3530	1.3357

On November 15, 2013, the noon buying rate was US$1.3480 per €1.00.

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

RISK FACTORS

Our business, financial condition (including effects on assets, liabilities and cash flows), results of operations and reputation could suffer from material adverse effects due to any of the risks described below. While we have described below all the risks that we consider material, those risks are not the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

STRATEGIC RISKS

Our business, financial condition and results of operations may be affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by a high degree of uncertainty and modest recovery as well as the continuing risk of resurgence of crisis in financial markets and of renewed global economic downturn:    Our business environment is influenced by domestic as well as global demand, which in turn is influenced by economic conditions. We still see a high degree of volatility in the global financial markets, primarily as a result of the ongoing crisis in the Eurozone. Future economic developments and, in consequence, the speed of economic growth and the sustainability of our market environment are dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and government budget consolidation measures related thereto, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises, imminent social unrest and other challenges.

In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the United States, in Japan and in countries affected by the European sovereign debt crisis, uncertainties with respect to the stability of certain emerging markets, e.g. India or Indonesia, the risk of an escalation of the budgetary quarrels in the United States and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. In general, due to the significant proportion of long-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. Important exceptions include our short-cycle businesses in the Industry Sector, particularly those in Industry Automation and parts of Drive Technologies as well as parts of the Power Grid Solutions & Products Business within the Infrastructure & Cities Sector, which are highly sensitive to volatility in market demand. If the moderate recovery of macroeconomic conditions stalls again and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets in which we operate, there can be no assurance that we will not experience adverse effects that may be material to our business, financial condition and results of operations. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our business, financial condition and results of operations.

Numerous other factors, such as fluctuations in energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our business, financial condition and results of operations.

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

We operate in highly competitive markets, which are subject to price pressures and rapid changes:    The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position. Certain competitors may be more effective and faster in capturing available market opportunities. These factors alone or in combination may negatively impact our business, financial condition, and results of operations.

Our business, financial condition and results of operations may be adversely affected by continued strategic alignments and cost-cutting initiatives:    We are in a continuous process of strategic alignments and constantly engage in cost-cutting initiatives, including ongoing capacity adjustment measures and structural initiatives. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may not be implemented as planned, may turn out to be less effective than anticipated, may only become effective later than estimated or may not become effective at all. Each of these factors alone or in combination may negatively impact our business, financial condition, and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our business, financial condition and results of operations may be adversely affected by portfolio measures:    Our strategy includes divesting activities in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to divestments, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and our reputation. For example, we have announced the closure of our solar business and decided to divest the business activities included in our airport logistics and postal automation business, which as of September 30, 2013 was part of the Infrastructure & Cities Sector’s Mobility and Logistics Division.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform as anticipated once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. For example, we are currently engaged in integration activities within the Infrastructure & Cities Sector’s Mobility and Logistics Division concerning the recently acquired rail automation business of Invensys plc., U.K., and within the Industry Sector’s Industry Automation Division concerning the acquisition of LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our Statements of Financial Position reflect a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Diagnostics Division and the Imaging & Therapy Systems Division of the Healthcare Sector, and the Industry Automation Division of the Industry Sector. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at acquisition activities, then these intangible assets, including goodwill, might have to be written off, which could materially and adversely affect our business, financial condition and results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions.

Our business, financial condition and results of operations may be adversely affected by our equity interests, other investments and strategic alliances, particularly in our segment Equity Investments:    Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, BSH and EN (renamed to Unify after fiscal year end). Furthermore we hold other investments, for example Atos S.A. and OSRAM Licht AG. Any factors negatively influencing the profitability of our equity and other investments, including negative effects on revenues, profits or cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-off of these investments. In addition, our business, financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity and other investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments, other investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:    The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these areas, we must continuously design new, and update existing products and services, and invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if we invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted in the marketplace as anticipated, or if our products or systems are not introduced to the market in a timely manner, in particular, compared to our competitors, or become obsolete. We constantly apply for new patents and actively manage our intellectual property portfolio to secure our technological position. However, our patents and other intellectual property may not prevent competitors from independently developing or selling products and services similar to or duplicate of ours. There can be no assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will adequately deter misappropriation or improper use of our technology. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. Among recent technology trends, we carefully estimate the potential and relevance of cloud computing. We believe that the potential and usage scenarios of this technology vary among our products, solutions and services depending on the degree of information technology utilized. However, we also believe that this trend needs to be monitored closely, because it might bear the potential to change the competitive landscape. Any inability to adapt to the aforementioned factors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to changes of regulations, laws and policies concerning our products:    As a diversified company with global businesses we are exposed to various product related regulations, laws and policies influencing our processes. Recently, some jurisdictions around the world have adapted certain regulations, laws and policies requiring us to extend our recycling efforts, limit the sourcing and usage of certain raw materials and request additional due diligences and disclosures on sourcing and usage of the regulated raw materials. In particular, we must comply with U.S. legislation to improve transparency and accountability concerning the sourcing of “conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term “conflict minerals” currently encompasses tantalum, tin, tungsten (or their ores) and gold. Conflict minerals can be found in a vast array of products. This U.S. legislation requires manufacturers, such as us, to investigate and disclose their use of any conflict minerals originating in the DRC or adjoining countries. It also implements guidelines to assist the manufacturer in preventing, by way of performing due diligence in its supply chain, any such sourcing from potentially financing or benefitting armed groups in this area. We are currently working on an implementation strategy for the above-referenced legislation. Since we operate within highly complex value chains, we are required to undertake a significant due diligence process requiring considerable investments of human resources and finances in order to comply with the conflict minerals due diligence and disclosure requirements. If our (sub-) suppliers are unable or unwilling to provide us with requested information and to take other steps to ensure that no conflict minerals, financing or benefitting armed groups in the DRC, are included in minerals or components supplied to us, we may be forced to disclose information about the use of conflict minerals in our supply chain in filings with the SEC. In addition, since the applicability of the new conflict minerals legislation is limited to companies publicly listed in the U.S., not all of our competitors are required to comply with this legislation or engage in similar efforts to disclose the usage of conflict minerals. If we are unable to achieve sufficient confidence throughout our supply chain, or if any of these risks or similar risks associated with these kinds of regulations, laws and policies were to materialize, our business, financial condition, results of operations and reputation could be materially adversely affected.

OPERATIONAL RISKS

Our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects:    We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing a project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, unforeseen changes or difficulties in the regulatory or political environment, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements in addition to other performance criteria relating to timing, unit cost and compliance with government regulations requirements, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services as well as to those of our service providers:    Our business portfolio includes a broad array of systems, networks, products, solutions and services across our businesses that rely on digital technologies. We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. We attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners. To the extent we employ service providers, such as in the area of IT infrastructure, we have contractual arrangements in place in order to ensure that these risks are reduced in a similar manner. Nonetheless, our systems, networks, products, solutions and services, as well as those of our service providers remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our business, financial condition, results of operations and reputation.

We may face operational failures and quality problems in our value chain processes:    Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in our Sectors in relation to our production and construction facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. In particular, our Healthcare Sector is subject to requirements of the U.S. Food and Drug Administration, which require certain efforts safeguarding our product quality. If we are not able to comply with these requirements, our business, financial condition, results of operations and reputation may be adversely affected.

Furthermore, failures on the part of service providers we employ, such as in the area of IT, may have an adverse effect on our processes and operations and our ability to meet our commitments to customers or increase our operating costs. Any operational failures or quality issues could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices:    Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components or raw materials due to market shortages or other reasons could also adversely affect the performance of our Sectors. Furthermore, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters in case we are unable to identify alternative sources of supply or ways of transportation in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our business, financial condition and results of operations.

Our Sectors purchase raw materials including so-called rare-earth metals, copper, steel, aluminum and oil, which expose them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our business, financial condition and results of operations. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our business, financial condition and results of operations.

We are dependent upon hiring, developing and retaining highly qualified management and technical personnel:    Competition for highly qualified personnel remains intense in the industries and regions in which our businesses operate. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, integrate, develop and retain engineers and other qualified personnel. We address this risk with various measures, for example succession planning, employer branding, retention and career management. However, there can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business, financial condition, results of operations and reputation.

FINANCIAL RISKS

We are exposed to currency risks and interest rate risks:    We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets, in particular the Chinese Yuan. As a result, a strong euro in relation to the U.S. dollar and other currencies could have an adverse impact on our revenues and results of operations. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange and interest rates, our hedging activities could have significant effects on our business, financial condition and results of operations. Our Sectors and Financial Services (SFS) engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may lead to higher volatility and adverse effects on our business, financial condition and results of operations. A strengthening of the euro (particularly against the U.S. dollar) may change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

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

Our future financing via Corporate Treasury may particularly be affected by the uncertainty of economic conditions and the development of capital and financial markets:    Our Corporate Treasury is responsible for the financing of the Company. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The ongoing Eurozone sovereign debt crisis continues to have an impact on global capital markets. The resulting higher risk awareness of governments lead to more regulations on the use of financial instruments through (1) the Regulation on OTC derivatives, central counterparties and trade repositories (European Market Infrastructure Regulation) and (2) other similar regulations in other jurisdictions, which may have an impact on the future availability or the costs of adequate hedging instruments for the Company. It may even lead to further regulation of the financial sector and the use of financial instruments. Such further regulations could adversely influence our future possibilities of obtaining debt financing, and/or may significantly increase our refinancing costs. Deteriorating credit quality and/or default of business partners may adversely affect our business, financial condition and results of operations.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses:    Our business, financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and SFS, as well as the Company’s portfolio measures. An actual or expected negative development of our business, financial condition or results of operations could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans:    The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets could result in corresponding increases or decreases in the value of plan assets, particularly equity securities. Also, changes in pension plan assumptions could affect net periodic pension cost. For example, a change in discount rates may result in changes in the net periodic benefit cost in the following fiscal year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any.

For further information on financial risks and financial risk management, see Item 18 Financial Statements—Notes to Consolidated Financial Statements—Note 32.

COMPLIANCE RISKS

We are subject to regulatory risks associated with our international operations:    Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights and subject us to continually increasing costs related to designing and implementing appropriate compliance programs and protocols.

As a globally operating organization, we conduct business with customers in countries, such as Iran, Syria and Cuba, that are subject to increasingly expansive export control regulations, embargoes, economic sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in amendments to our policies. We are also aware of initiatives by institutional investors, such as pension funds or other companies, to adopt or consider adopting policies prohibiting investment in and transactions with, or requiring divestment of interests in entities doing business with Iran and other countries identified as state sponsors of terrorism by the U.S. Secretary of State. It is possible that such initiatives may result in us being unable to gain or retain investors, customers or suppliers. In addition, the termination of our activities in sanctioned countries may expose us to customer claims and other actions. Our reputation could also suffer due to our activities with counterparties in or affiliated with these countries. We have included details of our Iran-related activities in Item 4: Information on the Company—Overview, and are filing a related notice of disclosure with the SEC. Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, upon receipt of the notice of disclosure by the SEC, the SEC is required to notify the US President and Congress of the filing. The President is then required to initiate an investigation into Iran-related activities disclosed in such notice, and make a determination as to whether sanctions should be imposed on the filing party. There is no assurance as to the outcome of any such Presidential investigation. If the relevant authorities were to impose penalties or sanctions on Siemens, such measures could have a material adverse effect on our business, financial condition and results of operations.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations involve various risks, including civil unrest, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. The Asian markets, in particular, are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors operate do not develop as favorably as expected due to such regulatory measures. If any of these risks or similar risks associated with our international operations were to materialize, our business, financial condition and results of operations could be materially adversely affected.

Current and future investigations regarding allegations of public corruption, antitrust violations and other illegal acts could have a material adverse effect on our business, financial condition and results of operations and on our reputation:    We engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental and supranational organizations such as multilateral development banks. If we are found to have been engaged in public corruption, antitrust violations and other illegal acts, such activities may impair our ability to do business with these or other organizations. Corruption, antitrust and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, we may be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties. Moreover, any findings related to public corruption that are not covered by the 2008 and 2009 corruption charge settlements, which were concluded with American and German authorities, may endanger our business with government agencies and intergovernmental and supranational organizations, further monitors could be appointed to review future business practices and we may otherwise be required to further modify our business practices and our compliance program.

Our involvement in ongoing and potential future corruption or antitrust proceedings could damage our reputation and have an adverse impact on our ability to compete for business from public and private sector customers around the world. If we or our subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption or antitrust violations in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in our formal exclusion from such business. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude us from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in our mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in Item 4: Information on the Company—Legal proceedings, we and certain of our subsidiaries have in the past been excluded or currently are excluded from some contracting, including with governments, development banks and multilateral financial institutions, as a result of findings of corruption or other misconduct. Ongoing or potential future investigations into allegations of corruption or antitrust violations could also impair existing relationships with, and our ability to acquire new private sector business partners. For instance, such investigations may adversely affect our ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain of our existing contracts and third parties, including our competitors, could initiate significant third-party litigation.

In addition, future developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management’s attention and resources from other issues facing our business. The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations and on our reputation.

Our business, financial condition and results of operations could suffer as a result of current or future litigation:    We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption charges. For additional information with respect to specific proceedings, see Item 4: Information on the Company—Legal proceedings. There can be no assurance that the results of these or any other proceedings will not materially harm our business, financial condition and results of operations. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. Under certain circumstances we record a provision for risks arising from legal disputes and proceedings. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance or exceeding any provisions made for legal proceedings related losses. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our business, financial condition and results of operations.

Examinations by tax authorities and changes in tax regulations could adversely affect our business, financial condition and results of operations:    We operate in around 190 countries and therefore are subject to different tax regulations. Changes in tax law in any of these jurisdictions could result in higher tax expense and payments. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our business, financial condition and results of operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other governmental regulations:    Some of the industries in which we operate are highly regulated. Current and future environmental and other governmental regulations or changes thereto may require us to change the way we run our operations and could result in significant increases in our operating or production costs. In addition, while we have procedures in place to ensure compliance with applicable governmental regulations in the conduct of our business operations, it cannot be excluded that violations of applicable governmental regulations may be caused either by us or by third parties that we contract with, including suppliers or service providers, whose activities may be attributed to us. Any such violations expose us to the risk of liability, reputational damage or loss of licenses or permits that are important to our business operations. In particular, we could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities, which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 24. Under certain circumstances, we establish provisions for environmental risks. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our business, financial condition and results of our operations. In addition, our provisions for environmental liabilities may not be sufficient to cover our ultimate losses or expenditures resulting therefrom.

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

During fiscal 2013, Siemens employed an average of 362,400 people on a continuing basis and operated in around 190 countries worldwide. In fiscal 2013, we had revenue of €75.882 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. Reflecting our strategy to benefit from global megatrends, Siemens’ operations have been divided into four Sectors since fiscal 2012. These Sectors are Energy, Healthcare, Industry and Infrastructure & Cities. We combine the expertise in our four Sectors with a commitment to original research and development (R&D) to build strong global market positions. The Energy Sector offers a wide spectrum of products, services and solutions for the generation and transmission of power and for the extraction, conversion and transport of oil and gas. The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. The Industry Sector’s portfolio ranges from industry automation and drives products and services to system integration and solutions for plant business. The Infrastructure & Cities Sector bundles capabilities in the area of building and mobility solutions, low and medium voltage components, systems and solutions as well as power distribution, including Smart Grid applications. Besides these activities, Financial Services (SFS) supports Sector activities as a business partner while continuing to build up its own business with external customers. The segment Equity Investments comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include primarily the Energy Sector and the transportation and logistics solutions business within the Infrastructure & Cities Sector. The Healthcare Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include automation and parts of drives operations within the Industry Sector as well as low and medium voltage operations within the Infrastructure & Cities Sector. Our businesses, especially the Healthcare Sector, are also substantially influenced by technological changes and the rate of acceptance of new technologies.

As a globally-operating organization, we also conduct limited business with customers in Iran, Syria and Cuba. The U.S. Secretary of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (substantially less than 1% of our revenue in fiscal 2013) and do not, in our view, represent either individually or in aggregate a material investment risk. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

Following the admission of South Sudan as a member state of the United Nations, the regulations established by the Managing Board of Siemens AG in 2007 in light of the humanitarian situation in Sudan were changed in March 2013: Whereas all business activities with Sudan, with the sole exception of participation in the humanitarian projects of internationally recognized organizations, are still prohibited as previously disclosed, all direct and indirect business activities with South Sudan are now permitted company-wide.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. In the fourth quarter of fiscal 2012, as a result of an analysis of our contracts with Iranian customers in particular with respect to expected payment defaults and force majeure events, we recorded adjustments affecting several line items in our consolidated statements of income, in particular revenue and cost of sales, recognized in prior periods from projects that were still permitted to be provided under these policies. For additional information, see Item 3: Key information—Risk factors, Item 4: Information on the Company—Description of business and Item 5: Operating and financial review and prospects—Fiscal 2012 compared to fiscal 2011—Adjustments for long-term contracts with customers in Iran.

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

Demographic change includes two major trends: the world’s population continues to grow steadily, and it continues to get older. Together, these two trends will challenge the ability of future healthcare systems to make healthcare available to everyone. Urbanization refers to the growing number of densely-populated metropolitan centers around the world. This trend intensifies the already strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, energy and water. We view climate change as a fact and that reducing greenhouse gas emissions is vital to counteract the increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. Globalization refers to the increasing integration of the world’s economies, politics, culture and other areas of life. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions.

STRATEGY OF THE SIEMENS GROUP

Our vision is to be a pioneer in

•	energy efficiency,

•	industrial productivity,

•	next-generation healthcare, and

•	intelligent infrastructure solutions.

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

One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before we proceed to make acquisitions. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see Item 5: Operating and financial review and prospects—Business and economic environment—Financial performance system.

To achieve our One Siemens goal of sustainably enhancing the value of Siemens and exploiting the full potential of our Company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead.

In the strategic direction of focusing on innovation-driven growth markets, our first focus area is to be a pioneer in technology-driven markets. Here, we intend to concentrate on markets that are widely expected to have future growth potential, such as software and IT. Our second focus area is to strengthen our portfolio. We are actively and systematically managing our portfolio with the principal aim of having our businesses achieve or maintain a No. 1 or No. 2 position in their respective markets. To provide a leading environmental portfolio is our third focus area: Our Environmental Portfolio increases our Company’s revenue and makes a significant contribution to climate protection.

In the strategic direction of getting closer to our customers, one of our focus areas is to grow in emerging markets while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price-sensitive and mostly located in emerging markets. A second focus area is to expand our service business. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitable growth at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To intensify our customer focus is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of using the power of Siemens, our first focus area is to encourage lifelong learning and development of our employees. We invest continuously in expanding the expertise of our people through tailored training and education programs. We aim to develop the potential of our employees worldwide by identifying talent and offering challenging tasks. To empower our diverse and engaged people worldwide is our second focus area. We believe that the strong potential of our employees’ skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to stand for integrity. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

Beginning in fiscal 2013, we have been implementing “Siemens 2014,” a company-wide program supporting the One Siemens framework for sustainable value creation. The goal of the program is to reduce cost, increase competitiveness, and become faster and less bureaucratic. Our Sectors are continuing to execute a broad range of measures expected to yield sustainable productivity gains.

PORTFOLIO ACTIVITIES

Since fiscal 2011, we have completed the following transactions to optimize our business portfolio for sustainable profitability and growth:

ACQUISITIONS

•	At the beginning of May 2013, Siemens acquired all the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys). With the acquisition, Siemens expanded and complemented the Infrastructure & Cities Sector’s rail automation business;

•	At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, Siemens expanded and complemented the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software;

•	At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices;

•	Acquisition of various other entities in fiscal 2012, which were not material individually including RuggedCom Inc., the NEM B.V. business and eMeter Corporation;

•	At the beginning of July 2011, OSRAM completed the acquisition of 100% of Siteco Lighting GmbH, a developer, designer and manufacturer of professional lighting fixtures;

•	Siemens increased its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to 75%. The transaction was completed at the end of April 2011.

DISPOSITIONS AND DISCONTINUED OPERATIONS

Dispositions

•	In August 2013, Siemens completed the sale of its 50% stake in Nokia Siemens Networks Holding B.V., held by the Equity Investments segment, to Nokia;

•	In the first quarter of fiscal 2012, Siemens completed the sale of its 25% stake in OAO Power Machines, held by the Energy Sector;

•	In March 2011, Siemens completed the sale of its 34% stake in the joint venture Areva NP S.A.S., held by the Energy Sector, to Areva S.A.;

•	The sale of the 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG, held by the Equity Investments segment, was completed in January 2011;

•	At the beginning of January 2011, Siemens closed the disposal of its Electronics Assembly Systems business, which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd.

Discontinued Operations

•	In the first quarter of fiscal 2013, Siemens decided to sell its Water Technologies Business Unit. The conditions for Water Technologies to be classified as held for disposal and discontinued operations were fulfilled as of the fourth quarter of fiscal 2013;

•	In the fourth quarter of fiscal 2012, Siemens decided to dispose of its solar business and classified its solar business as held for disposal and as discontinued operations as of September 30, 2012. In the second quarter of fiscal 2013 Siemens reclassified the solar business to continuing operations since it no longer fulfilled the conditions to be classified as held for disposal and discontinued operations;

•	At the end of March 2011, Siemens announced its plan to publicly list its subsidiary OSRAM. Following the announcement, Siemens classified OSRAM as held for disposal and as discontinued operations. In fiscal 2012, the Company announced its intention to dispose of OSRAM via a spin-off to Siemens shareholders, which was approved by the Annual Shareholders’ Meeting on January 23, 2013. In July 2013, Siemens completed the spin-off of OSRAM. Siemens retains a minority stake of 17% in OSRAM and additionally contributed a 2.5% stake to Siemens Pension Trust e.V.;

•	In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. This option was exercised by AtoS in February 2011 and Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. On July 1, 2011, the transaction closed following the relevant antitrust approvals and the approval by AtoS shareholders.

For a detailed discussion of our acquisitions, dispositions and discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

DESCRIPTION OF BUSINESS

Our financial reporting as of September 30, 2013 comprised six reportable segments. These segments consisted of:

•	four Sectors Energy, Healthcare, Industry and Infrastructure & Cities,

•	Equity Investments and

•	SFS.

In addition, we separately break out two Businesses and eight Divisions within our Sectors. These are

•	in the Energy Sector: the Fossil Power Generation Division, the Wind Power Division, the Oil & Gas Division and the Power Transmission Division,

•	in the Healthcare Sector: the Diagnostics Division,

•	in the Industry Sector: the Industry Automation Division and the Drive Technologies Division and

•	in the Infrastructure & Cities Sector: the Transportation & Logistics Business, which includes the Rail Systems and Mobility and Logistics Divisions, the Power Grid Solutions & Products Business, which includes the Low and Medium Voltage and the Smart Grid Divisions and the Building Technologies Division.

The following figure shows Siemens’ segment reporting structure for the periods covered by this annual report:

ENERGY

The Energy Sector offers a wide spectrum of products, solutions and services for generating and transmitting power, and for extracting, converting and transporting oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

The following table provides key financial data for the Energy Sector.

Year ended September 30, 2013
Total revenue	€26.638 billion
External revenue	€26.386 billion
External revenue as percentage of Siemens revenue	34.77%
Sector profit	€1.955 billion

The following chart provides a geographic breakdown of the Energy Sector’s external revenue in fiscal 2013.

In fiscal 2013, the Energy Sector comprised five Divisions: Fossil Power Generation; Wind Power; Oil & Gas; Power Transmission; and Energy Service. In addition, the Sector includes two sector-led businesses: Solar and Hydro. Results for these businesses are included in results for the Sector. Siemens has decided to exit solar activities after completion of projects under execution. In the Hydro business, we are active in small and large hydro power stations, via our minority stake in Voith Hydro Holding GmbH & Co. KG. Furthermore, our Hydro business also comprises our activities in ocean power tidal turbines. As of fiscal 2014, the Fossil Power Generation Division and the Oil & Gas Division were combined into a single Division under the name Power Generation.

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. These solutions include substantial innovation and engineering know-how aimed at converting fossil fuels to power with high efficiency, which increases return on investment for customers and helps them improve their environmental performance. The Division concentrates on products and solutions for gas and steam turbines, turbo generators, heat recovery steam generators including control systems, with an emphasis on combined-cycle power plants. It also develops solutions for instrumentation and control systems for all types of power plants and for use in power generation. These solutions include information technology solutions providing management applications from the plant to the enterprise level. The Division is also working on developing and producing commercial systems based on emerging technologies such as integrated gasification, coal liquefaction, and carbon capture and storage. Due to the broad range of the Division’s offerings, the revenue mix may vary from reporting period to reporting period depending on the share of revenue attributable to products, solutions and services and the revenue’s regional distribution in the respective periods. As mentioned above, as of fiscal 2014, the Fossil Power Generation Division was combined with the Oil & Gas Division to form the Power Generation Division.

The Wind Power Division manufactures wind turbines for onshore and offshore applications, including both geared turbines and direct drive machines. The product portfolio is based on four product platforms, two for each of the onshore and offshore applications. The onshore products have power ratings between 2.3 to 3.0 megawatts and rotor diameters ranging from 93 to 113 meters. The power rating for offshore products ranges from 3.6 to 6.0 megawatts, with rotor diameters ranging from 107 to 154 meters. The revenue mix of the Division may vary from reporting period to reporting period depending on the project mix between onshore and offshore projects in any given period. A significant part of the Division’s business activities take place offshore and in countries in the northern hemisphere. Therefore, its production and sales figures are typically higher during the hemisphere’s spring and summer months, when weather conditions facilitate the installation of wind turbines.

The Oil & Gas Division has a comprehensive portfolio of highly efficient rotating machinery (gas turbines, steam turbines, compressors with associated equipment) and electrical, instrumentation and telecommunication (EIT) solutions. This portfolio is the basis of our offerings to all our markets, predominantly the oil and gas industry, process industry and industrial power generation industry, for applications ranging from cogeneration to offshore production, water treatment and subsea processing. As mentioned above, as of fiscal 2014, the Oil & Gas Division was combined with the Fossil Power Generation Division to form the Power Generation Division.

The Power Transmission Division provides customers with turnkey power transmission solutions as well as discrete products, systems and related engineering and services. It covers high-voltage transmission solutions, power and distribution transformers, high-voltage switching and non-switching products and systems, and innovative alternating and direct current transmission systems. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, such as power plants and onshore and offshore wind farms, to various points along the power transmission network. The Division is working with joint ventures in China involving different partners and has a joint venture with Infineon Technologies in Germany for the design, manufacture and sale of high-performance semiconductors.

The Energy Service Division offers comprehensive services for products, solutions and technologies, covering performance enhancements, maintenance services, customer trainings and consulting services for the Divisions Fossil Power Generation, Wind Power and Oil & Gas. Financial results relating to the Energy Service Division are included in these Divisions.

The Energy Sector distributes its products and services through its own dedicated sales force, supported by Siemens’ worldwide network of regional companies. Additional sales channels include joint ventures and licensing partners, especially in markets requiring a high degree of local knowledge.

The Sector’s principal customers are large power utilities, independent power producers, and industrial companies, particularly in the oil and gas industry. Because certain significant areas of the Sector’s business, such as power plant construction, involve working on medium- to long-term projects for customers who may not require the Sector’s services again in the short term, the Sector’s most significant customers tend to vary significantly from year to year.

The Fossil Power Generation Division competes in all regions of the global fossil energy markets with demand in Europe and in the U.S. driven mainly by the need to replace aged existing inefficient and inflexible power plants, while demand in emerging countries is driven by capacity additions required as a result of economic growth.

The Wind Power Division is active in both the onshore and the offshore market segments around the world, and has maintained a leading position in the global offshore market for several years. The Division focuses on markets where it can entertain a profitable business, such as the U.S., the U.K. and Scandinavia, although debates over subsidy schemes in these countries are causing some uncertainty and ultimately are expected to lead to increased price pressure. Selected emerging-market countries are increasing their focus on wind energy as a way to increase resource independence, thus offering a sound business perspective.

Oil and gas, addressed by our Oil & Gas Division, continue to play a vital role in the world’s energy supply due to the increasing demand for energy. Oil has very little spare global production capacity and, even in a weak global economy, demand still outstrips supply. On a regional level, growth in the oil and gas market is mainly driven by the U.S., the Middle East, Russia, Brazil, and Africa. To keep up with increasing demand and the depletion of existing reservoirs, the oil and gas industry is going deeper offshore and exploring unconventional resources and state-of-the-art enhanced oil and gas recovery techniques such as subsea processing. In addition, stricter environmental regulations to reduce waste and emissions are putting pressure on the oil and gas industry to improve energy efficiency, creating opportunities for a leading solution and technology provider like Siemens.

The main drivers in the markets addressed by the Power Transmission Division are expanding infrastructure in emerging countries, equipment replacement and modernization in mature economies, and integration of renewable energies. The most important geographical markets are emerging countries including Brazil, China, and India, and mature markets with a significant potential for modernization and new installation such as the U.S.

The Energy Sector’s business activities vary widely in size, from selling components and performing comparatively small projects up to major turnkey contracts, such as for the construction of a new power plant. The large size of some of the Sector’s projects occasionally exposes it to risks related to technical performance, a customer or a country. The Sector has experienced, and may continue to experience, significant losses on individual projects in connection with such risks. For additional information about our long-term contracts, see Item 3: Key information—Risk factors. Moreover, the Sector generates an increasing portion of its revenue from oil and gas and industrial customers in emerging markets. While emerging markets represent a growth market for power generation, transmission products and systems, the Sector’s activities in these markets expose it to risks associated with economic, financial and political disruptions. These factors could result in lower demand or affect customers’ abilities to pay.

While the Sector historically competed primarily with large industrial companies from industrialized countries, emerging-market competitors have become more and more important, as they are increasingly expanding their operations beyond the borders of their home markets. The Sector’s competitors vary by Division.

The Fossil Power Generation Division’s competition consists of a relatively small number of equipment manufacturers, some with very strong positions in their domestic markets, as well as a large number of engineering, procurement and construction contractors. Its principal competitors in gas turbines are Alstom, General Electric and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are Alstom, Bharat Heavy Electricals Limited, General Electric and Toshiba. In China, manufacturers have historically been mainly focused on their large home market, but they have begun to evolve from local to international suppliers. Korean engineering and procurement companies offer a large range of products and solutions, and position themselves as one-stop-shops that offer customer solutions from a single supplier. In instrumentation and controls, ABB and Emerson Electric are the Division’s principal competitors.

The principal competitors in the onshore market served by the Wind Power Division are Enercon, Gamesa, General Electric, Goldwind, REpower and Vestas. In the offshore market the principal competitors are Alstom, Areva and REpower. Furthermore, Vestas and Mitsubishi Heavy Industries have announced that they are going to combine their individual capabilities to also enter this market segment. The competitive situation differs between the market segments. In the market for onshore wind farms, competition is widely dispersed without any one company holding a dominant share of the market. In contrast, there are only a few major players in the market for technologically more complex offshore wind farms. Overall, the wind power industry suffers from overcapacity and is widely regarded as being in an early stage of consolidation.

The principal competitors of the Oil & Gas Division vary by product; in automation and electrical equipment, they are ABB and Honeywell above all, whereas in compressors and steam and gas turbines, they are Dresser Rand, General Electric, MAN Diesel & Turbo and Solar Turbines. Overall, competition in the markets served by the Oil & Gas Division is characterized by a relatively small number of companies, some with a very strong position in the broader market and some with a regional focus, playing key roles.

The primary competitors of the Power Transmission Division are ABB with its Power Products and Power Systems divisions and the Grid division of Alstom. A few notable manufacturers such as Toshiba, China XD Group or Crompton Greaves in certain regions and niche specialists (e.g., TBEA) represent another group of competitors. International competition is increasing from manufacturers in emerging countries such as China, India and Korea.

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

The following table provides key financial data for the Healthcare Sector.

Year ended September 30, 2013
Total revenue	€13.621 billion
External revenue	€13.598 billion
External revenue as percentage of Siemens revenue	17.92%
Sector profit	€2.048 billion

The following chart provides a geographic breakdown of the Healthcare Sector’s external revenue in fiscal 2013.

The Healthcare Sector includes four Divisions: Imaging & Therapy Systems, Clinical Products, Diagnostics and Customer Solutions. The Sector also includes one sector-led Business Unit, Audiology Solutions. In addition to its Sector-level financial results, Healthcare also separately breaks out financial results for the Diagnostics Division.

The Imaging & Therapy Systems Division provides large-scale medical devices for diagnostic imaging and for image-guided therapies. Imaging equipment includes computed tomographs, magnetic resonance imaging equipment, angiography systems for diagnostics, and positron emission tomography. Siemens is the market leader in these fields. Image-guided therapies mainly comprise angiography systems for minimally invasive procedures and computed tomographs in radiation therapy planning. By increasing the synergy between imaging equipment and therapy solutions, the Division aims to help healthcare providers achieve better results with more efficient processes.

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

The Diagnostics Division offers products and services in the area of in-vitro diagnostics. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine, and supplies vital information for detecting and managing disease and conducting patient risk assessments. The Division’s product portfolio represents a comprehensive range of diagnostic testing systems and consumables, including offerings for clinical chemistry and immunodiagnostics, molecular diagnostics (i.e., testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions.

The Customer Solutions Division provides healthcare information technology (HIT) systems. It is responsible for the Sector’s service business and customer relationship management on a global level. HIT supports users in connection with their tasks in the clinical, administrative and financial workflow to support efficient, safe and quality patient care delivery. The portfolio is comprised of integrated financial and clinical systems, electronic health record and health information exchange as well as an expanding offering of systems optimization services. The service business is intended to leverage the Sector’s installed base of imaging and diagnostics systems worldwide. In particular, the Division’s experience in remote and proactive services, innovative service and educational offerings, and logistics processes is intended to differentiate it from competition and drive process efficiency. The Division also manages the global sales force of the Sector and defines the regional go-to-market approach to support a diverse customer base with solutions for patient care.

The sector-led Business Unit, Audiology Solutions, provides hearing aids.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories, and outpatient clinics. The Sector sells the majority of its products and services through its in-house sales staff, which is grouped in its Customer Solutions Division, supported by dedicated product specialists. In some countries, the Sector also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and X-ray equipment). The Sector’s products are serviced primarily by its own dedicated personnel.

Because a large part of Healthcare’s revenue stems from recurring business, the Sector’s business activities are to a certain extent resilient to short-term economic trends but are dependent on regulatory and policy developments around the world.

Under regulations passed as part of the U.S. Affordable Care Act, which became effective at the beginning of calendar year 2013, the U.S. medical technology industry is subject to an excise tax on certain medical devices. Currently, this tax impacts our diagnostics and imaging businesses.

In fiscal 2013, the Healthcare Sector continued implementing “Agenda 2013”, a global initiative launched in fiscal 2012 to increase its innovative capacity and competitiveness. “Agenda 2013” is the Sector’s proactive response to the challenges emerging from a changing market environment. To meet these challenges, “Agenda 2013” provides for measures targeting innovation, regional presence, competitiveness, and human resource development. These measures include focused investments in product development and expanded sales activities in growth markets. “Agenda 2013” also encompasses a realignment of the radiation therapy business unit and a related research and development and sales cooperation with Varian Medical Systems. In addition, “Agenda 2013” includes a program to improve the cost position in the Diagnostics Division. For further information, see Item 5: Operating and financial review and prospects—Fiscal 2013 compared to fiscal 2012—Segment information analysis—Healthcare.

The Healthcare Sector has cooperation agreements with various companies, including Bruker, Toshiba, Hitachi, KuKa, Volcano, Thales, Philips, Biosense Webster, Esaote, ViiV Healthcare, Tocagen, Sysmex and Thermo Fisher Scientific.

The Healthcare Sector’s principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include Roche, Abbott, Danaher, Alere, bioMérieux and Sysmex for in-vitro diagnostics, McKesson, Cerner and Allscript for healthcare information technology systems and Sonova, GN Resound and William Demant for audiology (hearing aids). The trend toward consolidation in the Sector’s industry continues. Competition among the leading companies in the field is strong, including with respect to price.

INDUSTRY

The Industry Sector offers a broad spectrum of products, services and solutions that help customers use resources and energy more efficiently, improve productivity, and increase flexibility. The Sector’s integrated technologies and holistic solutions primarily address industrial customers, particularly those in the process and manufacturing industries. The portfolio spans industry automation, industrial software, drive products and services, system integration, and solutions for industrial plant businesses. The Sector has further strengthened its industrial software business with the acquisition of LMS International NV (LMS), which was completed in fiscal 2013.

The following table provides key financial data for the Industry Sector.

Year ended September 30, 2013
Total revenue	€18.586 billion
External revenue	€16.943 billion
External revenue as percentage of Siemens revenue	22.33%
Sector profit	€1.478 billion

The following chart provides a geographic breakdown of the Industry Sector’s external revenue in fiscal 2013.

The Industry Sector consists of three Divisions: Industry Automation, Drive Technologies and Customer Services. The Sector also includes a sector-led Business Unit, Metals Technologies. In addition to its Sector-level financial results, Industry also breaks out financial results for the Industry Automation Division and the Drive Technologies Division. Financial results relating to the Customer Services Division are included in results for Industry Automation, Drive Technologies and Metals Technologies. In the first quarter of fiscal 2013, the Sector announced its plan to dispose of its business of mechanical, biological and chemical water treatment and processing. During the fourth quarter of fiscal 2013, this business fulfilled the requirements to be reported as discontinued operations. Results for prior periods are reported on a comparable basis. In November 2013, Siemens announced the sale of this business. The transaction is subject to regulatory approval.

The Industry Automation Division offers a range of standard products and system solutions for automation technologies used in the manufacturing and process industries. As one of the leading providers of industry software, the Division can help manufacturing companies optimize their entire value chain: from product design and development, through production, to sales and service. The Division’s offerings include automation systems and software, motor controls, machine-to-machine communication products, sensors, product and production lifecycle management products, and software for simulating and testing mechatronic systems. In fiscal 2013, the Division acquired LMS, a provider of mechatronic simulation software that expands and complements the Division’s product lifecycle management portfolio. As noted above, the divestment of the mechanical, biological and chemical water treatment and processing business was decided in fiscal 2013 and this business is reported as discontinued operations for all periods covered in this annual report. The sale of this business, which is subject to regulatory approval, was announced in November 2013.

The Drive Technologies Division offers products and comprehensive systems across the entire drive train. These offerings are customized to the respective application and include numerical control systems, inverters, converters, motors (geared and gearless), drives and couplings. In addition, Drive Technologies supplies integrated automation systems for machine tools and production machines. The Division also offers integrated lifecycle solutions and services for industries such as shipbuilding, cement, mining, and pulp and paper. With its e-Car business, the Division develops motors and inverters for electric cars.

The Customer Services Division offers a comprehensive portfolio of services and supports industrial customers in their efforts to increase their productivity. The portfolio includes product-related services and software solutions like condition monitoring designed to enhance the reliability, profitability, efficiency and environmental performance of industrial plants.

The Sector-led Metals Technologies Business Unit offers engineering and plant-building services for the iron and steel industry, and for the rolling sector of the aluminum and non-ferrous industries. The Business Unit provides technologies, solutions, and services for metallurgical plants, integrated steelworks and minimills. Its vertically integrated supply capability includes mechanical equipment, drives, motors, electrics, automation, mechatronics, technological packages and environmental systems.

The Industry Sector’s principal customers are industrial customers in a broad range of markets, including transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active worldwide, including in emerging markets, especially those in the Asia, Australia region, which Sector management believes to have long-term growth potential. Apart from the Siemens brand, the Sector markets some parts of its portfolio under different brand names (such as Flender for gears or Winergy for wind turbine components) depending on geography and technology.

The Sector sells its products primarily through dedicated personnel in Siemens’ worldwide network of regional sales units. In addition, it uses original equipment manufacturers, solution providers, installers, general contractors, third-party distributors and independent agents.

The Sector has manufacturing locations worldwide, especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers. In recent years, material costs have been subject to significant price volatility for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., lead) and to replace them in its products and processes. Sustainable products and processes, such as coking coal free iron production processes (COREX), energy efficient motors and energy management play a major role in its innovation strategy.

Product lifetimes in the Sector’s product businesses typically range from three to twenty years from introduction. Lifecycles tend to be shorter for products in which software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant services through the whole life of their investment. The Industry Sector can be strongly affected by economic cycles, because markets for some of its business activities tend to react very quickly to changes in the overall economic environment. This pattern includes many of the business activities of the Industry Automation Division and those business activities of the Drive Technologies Division that serve customers in the manufacturing industries. The markets for other business activities within the Sector generally show a more delayed response to changes in the overall economic environment. This pattern includes those business activities of the Drive Technologies Division that serve customers in process industries, the energy and the infrastructure sector and activities of the Metals Technologies Business Unit.

Competitors of the Industry Sector can be grouped into two categories: multinational companies that offer a relatively broad portfolio, and companies that are active only in certain of the geographic or product markets served by the Industry Sector. The Sector’s principal competitors with broad portfolios are multinational companies such as ABB, Emerson Electric, Schneider Electric and Rockwell. In the industries in which the Sector is active, consolidation is occurring on several levels. In particular, suppliers of automation solutions have supplemented their activities with actuator or sensor technology, while suppliers of components and products have supplemented their portfolio with complementary products for their sales channels.

The main competitors of the Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its product lifecycle management business, the Division also competes with, among others, Dassault Systèmes and PTC. Competitors of the Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson Electric and Mitsubishi Electric but also specialist companies such as Fanuc, Yaskawa, WEG and SEW. The main competitors of the Metals Technologies Business Unit are Danieli and SMS.

Asian competitors are generally focused on large-scale production and cost-cutting. European and U.S. competitors are typically focused on high-quality lifecycle service. Nevertheless, most major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements and price. Intense competition, customer budget constraints and rapid technical progress within the industry continue to cause significant downward pressure on prices. In addition, competitors continue to shift their production to low-cost countries.

INFRASTRUCTURE & CITIES

The Infrastructure & Cities Sector offers a wide range of technologies for increasing the sustainability of metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low and medium-voltage products. While the Sector has decided to divest its airport logistics and postal automation business, it has acquired the rail automation business of Invensys Invensys to expand and complement its rail automation business.

The following table provides key financial data for the Infrastructure & Cities Sector:

Year ended September 30, 2013
Total revenue	€17.879 billion
External revenue	€17.128 billion
External revenue as percentage of Siemens revenue	22.57%
Sector profit	€306 million

The following chart provides a geographic breakdown of the Infrastructure & Cities Sector’s external revenue in fiscal 2013.

The Sector consists of five Divisions: Rail Systems; Mobility and Logistics; Low and Medium Voltage; Smart Grid; and Building Technologies. Financial results of the Rail Systems and the Mobility and Logistics Divisions are combined and reported together as the results of the Sector’s Transportation & Logistics Business. Financial results of the Divisions Low and Medium Voltage and Smart Grid are combined and reported together as the Sector’s Power Grid Solutions & Products Business.

The Rail Systems Division comprises Siemens’ rail vehicle business, encompassing the entire spectrum of rolling stock—including high-speed trains, commuter trains, passenger coaches, metros, people movers, light rail vehicles, locomotives, bogies, traction systems and rail-related services. The Division combines its expertise in the fields of mass transit, regional and long-distance transportation, driverless systems, traction systems, bogies and onboard power supplies in order to offer comprehensive know-how for sustainable, efficient and reliable rail vehicles.

The Mobility and Logistics Division primarily provides products, solutions (including IT solutions) and services for rail transportation operating systems, such as central control systems, interlockings and automated controls. The Division also provides offerings for road traffic, including traffic detection, information and guidance systems. In fiscal 2013, the Division announced its plans to divest its airport logistics business for cargo tracking and baggage handling and its postal automation business for letter and parcel sorting. In fiscal 2013, the Division acquired the rail automation business of Invensys, which has a leading position as provider of signal services and rail control and communication solutions.

The Low and Medium Voltage Division supplies electrical grid operators, large industrial electricity consumers and construction markets with medium and low-voltage electrical power equipment. Furthermore, the Division provides products, systems and services for distributing electrical power from high-voltage transmission grid access to medium or low-voltage grids and for directing electrical power to end consumers and their access points. Medium voltage equipment includes distribution switchgear, control gear, circuit breakers and components for distributing and switching of electrical power coming from the high voltage transmission grid to the medium voltage distribution grid and within the medium voltage grid itself. The low voltage portfolio consists of power distribution boards, busbar trunking systems, distribution boards and terminal blocks, as well as products for protecting, switching, measuring and monitoring devices and socket outlets.

The Smart Grid Division provides energy automation solutions, smart grid applications, transmission and distribution services and rail infrastructure electrification solutions for mainline and mass transit applications. In addition, the Division offers meter data management solutions and services relating to the planning of electric network grids and the operation and maintenance of transmission and distribution products, systems and solutions.

The Building Technologies Division offers products, services and solutions for commercial, industrial, public and residential buildings. Primary applications include building operation and automation, comfort, safety and security. In addition, the Division offers energy solutions and energy management services aimed at improving a building’s energy cost, reliability, comfort and performance, while minimizing its impact on the environment. The Division’s offerings include heating and ventilation controls, security systems and devices for intruder detection, video surveillance and building access control, total room automation systems, and fire safety solutions for fire detection, protection alarms and non-water-based fire extinguishing.

Until the end of fiscal 2013, the Infrastructure & Cities Sector also held the Atos shares, which Siemens received following the sale of Siemens IT Solutions and Services to AtoS. Due to a change in management responsibility related to Siemens’ shares in AtoS, the shares have been included within Equity Investments since the beginning of fiscal 2014.

The Infrastructure & Cities Sector distributes its products and services through its own dedicated sales force, supported by Siemens’ worldwide network of regional companies. In addition, the Divisions of the Sector use, to varying degrees, third-party distributors, panel builders, original equipment manufacturers, value added partners, installers and general contractors.

Overall, the Sector’s principal customers are industrial, infrastructure and public customers in a broad range of markets, including construction and real estate, transportation and logistics and utilities. The timing and extent to which a Division of the Infrastructure & Cities Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Business activities that tend to react very quickly to changes in the overall economic environment include those in the Low and Medium Voltage Division. Business activities that are generally affected later by changes in the overall economic environment include those in the Smart Grid and Building Technologies Divisions. The development of markets served by our Divisions Rail Systems, Mobility and Logistics and parts of Smart Grid is driven primarily by public spending. Customers of these Divisions usually have multi-year planning and implementation horizons, and their contract tenders therefore tend to be independent of short-term economic trends.

The Sector is active worldwide, including in emerging markets, e.g., those in the Asia, Australia region. While the Sector believes that these markets offer significant growth potential, the Sector’s activities in this region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers’ abilities to pay. The large size of some of the Sector’s projects occasionally exposes it to risks relating to technical performance or specific customers, regulations or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks, primarily at the Divisions Rail Systems and Mobility and Logistics. For additional information on these risks, see Item 3: Key information—Risk factors.

The Sector’s principal competitors are multinational companies such as ABB, Alstom, Ansaldo, Bombardier, General Electric, Honeywell, Johnson Controls, Schneider Electric and Tyco. The Sector’s competitors vary by Division. The main competitors of the Rail Systems Division and the Mobility and Logistics Division are Alstom, Ansaldo STS, Bombardier and General Electric. The primary competitors of the Low and Medium Voltage Division are ABB, Eaton and Schneider Electric. The principal competitors of the Smart Grid Division are ABB, Alstom, General Electric and Schneider Electric. The main competitors of the Building Technologies Division are Honeywell, Johnson Controls, Schneider Electric and Tyco. Infrastructure & Cities also faces competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. The Sector’s solution businesses also compete with engineering, procurement and construction providers, and competitors in the service field often include small local players.

EQUITY INVESTMENTS

In general, the segment Equity Investments comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and for strategic reasons are not allocated to a Sector, SFS, Centrally managed portfolio activities, SRE, Corporate items or Corporate Treasury.

The main investments within Equity Investments are:

•	A 50% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH), Germany: BSH is a leading manufacturer of household appliances, offering an extensive range of innovative products tailored to customer needs and global megatrends alike. BSH was founded in 1967 as a joint venture between Robert Bosch GmbH, Germany and Siemens.

•	A 17% stake in OSRAM Licht AG (OSRAM), Germany: OSRAM, formerly wholly owned by Siemens, is a leading lighting manufacturer. Its portfolio covers the entire value chain from components to electronic control gears as well as complete luminaires, light management systems and lighting solutions. Effective July 5, 2013, Siemens spun off OSRAM. The spin-off was made on the basis of the Spin-Off and Transfer Agreement dated November 28, 2012, authorized by the Annual Shareholders’ Meeting of Siemens AG on January 23, 2013. With the spin-off, Siemens shareholders received one OSRAM share per ten Siemens AG shares. A total of 80.5% of the OSRAM shares became widely held shares. Following the spin-off, a further 2.5% of the shares were transferred to the Siemens Pension Trust e.V. For further information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

•	A 49% stake in Enterprise Networks Holdings B.V. (EN), Netherlands: EN is a provider of open communications, network and security solutions to enterprise customers, founded in fiscal 2008 as a joint venture between The Gores Group, U.S. and Siemens.

In the fourth quarter of fiscal 2013, Siemens closed the sale of its 50% stake in Nokia Siemens Networks Holding B.V. (NSN), a leading supplier in the telecommunications infrastructure industry, to the other shareholder, Nokia Corporation.

Due to a change in management responsibility related to Siemens’ shares in AtoS, the shares, which were held by the Infrastructure & Cities Sector until the end of fiscal 2013, are included within Equity Investments effective with the beginning of fiscal 2014.

For additional information on investments held in Equity Investments and the sale of our share in NSN, see Item 5: Operating and financial review and prospects—Fiscal 2013 compared to fiscal 2012—Segment information analysis—Equity Investments, Item 7: Major shareholders and related party transactions—Related party transactions, as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

FINANCIAL SERVICES (SFS)

Financial Services provides a variety of financial services and products to other Siemens units and their customers and to third parties. SFS has three strategic pillars: supporting Siemens units with finance solutions for their customers, managing financial risks of Siemens and offering third-party finance services and products. Financial Services intends to grow its business in a profitable, controlled manner.

The following table provides key financial data for SFS:

Year ended September 30, 2013
Total assets	€18.661 billion
Total assets as percentage of Siemens assets	18.31%
Income before income taxes	€409 million

SFS’ business can be divided into capital business and fee business. While capital business predominantly relates to financial assets on SFS’ statements of financial position generating income from customers of Siemens’ Sectors and other third parties, fee business mainly comprises internal services provided to Siemens. SFS conducts its business through seven Business Units, one Business Segment (Venture Capital) and two functions: Corporate Pensions and Trade Finance Advisory.

The Commercial Finance Business Unit offers a comprehensive range of solutions for equipment financing, leasing, rental and related financing for equipment supplied by Siemens or third-party providers.

The Project & Structured Finance Energy; Project, Structured & Leverage Finance Healthcare and Project & Structured Finance Infrastructure and Cities & Industry Business Units offer a broad range of project & structured financing solutions. Their offerings comprise debt financing, equity participations and financial advisory services. In addition, the Project, Structured & Leveraged Finance Healthcare Business Unit offers leveraged solutions across all Siemens businesses.

These four Business Units each have a global mandate. The focus of their activities is directly or indirectly related to Siemens Sectors’ businesses, predominantly in the energy, healthcare, industry and infrastructure markets. Their customers comprise Siemens Sector customers as well as third-party vendors. The Business Units serve customers of all sizes including small- and medium-sized enterprises, corporations and public sector organizations.

The Venture Capital Business Segment’s main task, together with Siemens’ Sectors, is to identify and finance young companies worldwide during their start-up phase, thereby helping Siemens’ Sectors to access new technological solutions and tap new markets.

The Treasury Business Unit operates the global Corporate Treasury of the Siemens Group, with SFS employees thereby managing liquidity, cash and financial risks (interest, foreign exchange, commodities) on behalf of Corporate Treasury.

The Financing & Investment Management Business Unit manages fee-based receivables and offers investment management services. SFS operates the Credit Warehouse, i.e., it is engaged in the process of monitoring and warehousing short-term trade receivables originated by the operating units and partially transferred to Corporate Treasury. The investment management services focus on pension asset management for Siemens as well as selected external clients.

The Insurance Business Unit acts primarily as an insurance broker for Siemens and external customers. The Business Unit supports Siemens and non-affiliated companies in all insurance-related matters such as claims management as well as risk transfer to insurance and financial markets, including structured solutions using own re-insurance capacities. It also acts as broker of selected Siemens-financed insurance policies for employees.

SFS’ products and services are provided through a network of companies, located throughout Europe (including Russia), Asia Pacific (including China and India) and North America, comprising non-regulated, partially or fully regulated entities, such as Siemens Bank GmbH. Siemens Bank GmbH’s banking license, which was granted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin), covers engaging in loan and guarantee business as well as in deposit taking and enables access to the deposit and refinancing facilities of the Deutsche Bundesbank. In its transactions with Siemens and third parties, SFS observes international banking industry standards, where applicable.

SFS’ main sources of risk are associated with its external credit exposure and its equity portfolio. For further information, see Item 3: Key information—Risk factors.

SFS’ competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include BNP Paribas Equipment Finance, De Lage Landen, General Electric Commercial Finance, Macquarie, Société Générale Equipment Finance and Sumitomo Mitsui Financial Group. Particularly in the commercial finance business, SFS’ competitors are often local financial institutions and competition therefore varies from country to country.

ITRSHRA DISCLOSURE

The Iran Threat Reduction and Syria Human Rights Act of 2012

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRSHRA) added a new Section 13(r) to the Securities Exchange Act of 1934 that requires Siemens to disclose in this report whether it or any of its affiliates engaged during fiscal 2013 in certain Iran-related activities. ITRSHRA requires Siemens to disclose these Iran-related activities even if they were permissible under US law or engaged in by a non-US affiliate of Siemens in accordance with applicable local law.

Siemens Export Control Guidelines

Siemens actively employs systems and procedures designed to ensure Siemens’ compliance with ITRSHRA and other economic sanctions and export control programs, which are set out in Siemens’ Export Control and Customs Guidelines (the “Export Control Guidelines”). The Export Control Guidelines reflect the requirements of U.S., German and European Union economic sanctions and export control regulations, and also include additional internal restrictions. For example, under the Export Control Guidelines, neither Siemens nor any of its affiliates is permitted to conduct any business with any entity listed on the Office of Foreign Assets Control’s Specially Designated Nationals (SDN) List and designated with the codes “SDGT” or “NPWMD”. Siemens automatically electronically screens all actual and potential business partners, and if any partner fails the initial screening, all transactions with that partner are automatically blocked and can only be released by a Siemens export control officer if it is ultimately determined that the partner should not have failed the screening.

Siemens Iran Activities

As a globally-operating organization, Siemens also has limited business with customers in Iran. Siemens’ activities in Iran have been insignificant relative to its size (in the aggregate substantially less than 1% of its gross revenue and net profit in fiscal 2013).

Siemens intends to continue the process of withdrawing from its remaining business in Iran. As part of this process, certain of the remaining Iran-related activities of Siemens described below are coordinated through Siemens SSK, an affiliate of Siemens AG, that has an office in Tehran, Iran. While Siemens SSK was not engaged in Iran-related activities during fiscal 2013 that have to be reported under the ITRSHRA, Siemens SSK paid taxes, utilities, and other fees owed to Iranian government agencies in the ordinary course of business.

The information below is to the best of Siemens’ knowledge, and Siemens is not aware of any potentially reportable sales by third-party-owned distributors of Siemens-provided products other than as set forth for transactions in the Healthcare Sector below.

In fiscal 2012 the effects of the sanctions imposed on Iran triggered a change in accounting estimate. Due to this change the fiscal 2013 net profit figures reported under the individual contracts described below are not representative of these contracts’ overall profitability. For more information on the accounting for these contracts, see Item 5: Operating and financial review and prospects—Fiscal 2012 compared to fiscal 2011—Adjustments for long-term contracts with customers in Iran.

INFRASTRUCTURE AND CITIES

In November 2012, Siemens S.A.S., a French affiliate of Siemens AG, pursuant to a prior framework agreement with a French company (the “Customer”), repaired an Iran Air smoke detector that it had sold to the Customer, which was subsequently resold by the Customer to Iran Air. In fiscal 2013, gross revenue attributable to the repair was approximately €2,200, and net profit was approximately €1,500.

In fiscal 2013, Siemens AG delivered 23 diesel electric locomotives to Iran Power Plant Projects Management Co., a private Iranian company, for resale to the Islamic Republic of Iran Railways, the official railway of the Government of Iran. In fiscal 2013, gross revenue attributable to this activity was approximately €41,282,000. Revenue for this activity has been recognized only to the extent of contract costs incurred. Therefore a net profit of €0 was realized in fiscal 2013 for this activity.

ENERGY

In fiscal 2013, Siemens AG delivered two oil units and three control panels to Hampa Engineering Co., a private Iranian company, for onsale to Lordegan Urea Fertilizer Co., also a private Iranian company. In fiscal 2013, gross revenue attributable to this activity was approximately €937,000, and net profit was approximately €722,000.

In fiscal 2013, Siemens AG delivered one synthesis gas train to Kaveh Methanol Co., a private Iranian company. In fiscal 2013, gross revenue attributable to this activity was approximately €15,293,000. During fiscal 2013 we received payments from the customer which, due to the change in accounting estimate referred to above, resulted in a disproportionately high net profit of approximately €13,740,000.

HEALTHCARE

In fiscal 2013, Siemens AG, either directly or through its affiliates, delivered certain medical equipment, including an ultrasound device, CT scanners, an MRI and related accessories and x-ray systems and related accessories, and provided related spare parts and maintenance services, hearing aids and diagnostic reagents, in certain cases through private Iranian or non-Iranian distribution partners, to end customers that included certain Iranian state hospitals, universities and other state-funded health organizations and centers.

In the aggregate for fiscal 2013, gross revenue and net profit attributable to these Iran-related activities in the Healthcare sector were approximately €7,535,800 and €573,490, respectively.

Fiscal 2014 and Beyond

As previously disclosed, Siemens has decided that, subject to certain limited exceptions and in compliance with applicable law, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. In the beginning of calendar year 2012, Siemens resolved to amend its already existing policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran’s energy sector (e.g. deliveries of spare parts, maintenance and assembly services) may be entered into under any circumstances. In addition, outside the energy sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances when the proposed sale can be demonstrated to serve humanitarian purposes and the public welfare. Consistent with these policies and with respect to the activities described above, Siemens intends to continue the process of withdrawing from its remaining business in Iran, including by not entering into new business with Iran or providing products or services to maintain the installed base of Siemens-provided products in Iran, except as required by contractual obligations or for humanitarian or public welfare reasons, such as supplying life-saving medical equipment or critical spare parts for public services installations, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

For additional information, see Item 3: Key Information—Risk factors.

EMPLOYEES AND LABOR RELATIONS

The following tables show the division of our employees by segments and geographic region as of September 30 for each of the years shown. Part-time employees are included on a proportionate basis.

	As of September 30,
Employees by segments(1)	2013	2012	2011
	(in thousands)
Energy	84	87	82
Healthcare	52	51	51
Industry	100	101	98
Infrastructure & Cities	90	89	87
Financial Services	3	3	3
Other(2)	35	36	35

Total	362	366	355

(1)	Continuing operations.

(2)	Includes employees in corporate functions and services and units not allocated to any Sector or Financial Services.

	As of September 30,
Employees by geographic regions(1)	2013	2012	2011
	(in thousands)
Europe, C.I.S., Africa, Middle East	220	222	217
therein Germany	118	119	116
Americas	78	81	78
therein U.S.	53	54	52
Asia, Australia	64	63	59
therein China	32	30	29

Total	362	366	355

(1)	Continuing operations.

During 2013, we had an average of 38,000 temporary employees in our continuing and discontinued operations.

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

In 1994, we closed a site in Hanau, Germany, which we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act (Atomgesetz). We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. We expect that the process of decontamination, disassembly and final waste conditioning of radioactive waste will continue until 2018. We will be responsible for storing the material until the government-developed storage facility becomes available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion and the facility has been released from the scope of application of the German Atomic Energy Act so that its further use is unrestricted under that Act. However, the State of Hessen still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facilities will be located and when they become available. We set up a provision with respect to this matter, which as of September 30, 2013 amounted to €1,096 million. This provision is based on a number of significant estimates and assumptions as to the ultimate costs of this project. Several parameters relating to the development of a final storage facility for radioactive waste were specified based on the so called Schacht Konrad final storage. Parameters related to the life-span of the German nuclear reactors reflect a planned phase-out until 2022. For additional information on our asset retirement obligations attributable to environmental clean-up costs, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 24.

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

In 2011 the EU Commission published Directive 2011/65/EU (the RoHS II Directive) which replaced the RoHS Directive and, after national transposition, will lead inter alia to changes in the future scope of the ban to encompass use of certain hazardous substances in electrical and electronic equipment (e.g., inclusion of medical equipment by July 2014) and the requirement for manufacturers to declare the conformity of products with the Directive. During the review process, the exemptions from the RoHS Directive were also amended. We are currently adapting our business processes to the relevant changes of the RoHS II Directive, taking into consideration the timeline defined in the RoHS II Directive.

The EU Commission’s recent review of Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the WEEE Directive) resulted in publication of new Directive 2012/19/EU (the new WEEE Directive). Within the next five years the scope of this new WEEE Directive will remain comparable to the existing WEEE Directive. After this period, additional requirements could result from the inclusion of photovoltaic panels into the scope of the new WEEE Directive. Due to the phase out of our solar business, we currently do not expect to incur substantial costs as a result of these additional requirements.

Restrictions on the use of certain substances comparable to those of the RoHS Directive and of the WEEE Directive remain under discussion in several other countries, such as the U.S., Australia, Argentina, Brazil, China and South Korea.

We are also subject to the Regulation (EC) No 1907/2006 of the European Parliament and of the Council concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which is entering into force in various steps over an approximate 15-year period that began in 2007. We have not incurred substantial costs to-date to comply with the REACH regulation. We plan to implement any additional measures which may be necessary for us to comply with possible future enhancements of this regulation.

The experience of the last three years has shown that neither the Directive 2004/35/EC of the European Parliament and of the Council on Environmental Liability with Regard to the Prevention and Remediation of Environmental Damage nor the applicable remediation measures for damage to protected species and natural habitats, have had any impact on Siemens to-date. Nevertheless we continue to maintain insurance coverage for these risks, which is available in the market.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. Compliance with environmental requirements is also a focus of the environmental process reviews we conduct. In remediation of the results of recent environmental process reviews additional cost for the implementation and operation of R&D, production and modified logistic processes may be incurred in future periods. Taking such remediation measures into account, we believe that we are in substantial compliance with all relevant environmental and health and safety laws and regulations. However, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

ENVIRONMENTAL PORTFOLIO

	Year ended September 30,
Indicators(1)	2013	2012
Revenue generated by the Siemens Environmental Portfolio (in billions of €)	32.3	32.7
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Siemens Environmental Portfolio (in millions of metric tons)	377	333

(1)	Continuing operations.

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

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2013, revenue from continuing operations from the Environmental Portfolio amounted to €32.3 billion, which accounted for 43% of our revenue from continuing operations in this fiscal year. This revenue includes revenue from newly developed and additionally qualified elements, and excludes revenue from elements that no longer fulfill our qualifications.

In fiscal 2010, we set ourselves a revenue target for the Environmental Portfolio within the One Siemens framework: to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. Due to recent and ongoing portfolio changes it is no longer likely that we will achieve this target purely with our own operations by the end of fiscal 2014. Siemens’ strategic focus on technologies for energy efficiency and climate and environmental protection will nevertheless remain in place. For fiscal year 2013, more than two-thirds of the revenue from our Environmental Portfolio were already generated with products and solutions for energy efficiency.

With our Environmental Portfolio, we intend, among other things, to help our customers reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in productivity. Taking together all elements of the Environmental Portfolio that were installed at customer locations since the beginning of fiscal 2002 and remain in use today, we have reduced customer carbon dioxide emissions by 377 million metric tons in fiscal 2013, which is the equivalent of the following twelve cities’ combined yearly emissions: Berlin, Cape Town, London, Los Angeles, Melbourne, Mexico City, Moscow, New York City, São Paulo, Seoul, Singapore and Tokyo.

REPORTING PRINCIPLES

We report the revenue from our Environmental Portfolio and annual customer reductions of carbon dioxide emissions generated by it in accordance with internal regulations defined in our Environmental Portfolio Guideline. This Guideline is based on the Reporting Principles of the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, revised edition, and the Greenhouse Gas Protocol for Project Accounting. Both of these standards are published by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD).

The principles underlying these standards are relevance, completeness, consistency, transparency, accuracy and conservativeness. As there are currently no accepted international standards for identification and reporting of so-called green products, we are engaging in standardization activities with external organizations. The revenue generated by the Environmental Portfolio is recognized in accordance with revenue recognition policies as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

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

Prior to inclusion in the Environmental Portfolio, potential new Environmental Portfolio elements have to undergo a multilevel internal evaluation process. Our Sustainability Board annually acknowledges changes in the composition of the Environmental Portfolio. A further task of the Sustainability Board is to discuss potential concerns of stakeholders with regard to the inclusion or deletion of certain technologies in the Environmental Portfolio.

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

•	Energy efficiency: The criteria for energy efficiency are an improvement in energy efficiency of 20% or more during the customer use phase compared to the applicable baseline, or a reduction of at least 100,000 metric tons of carbon dioxide equivalents per reporting period in the customer use phase. Examples of elements that meet the energy efficiency criterion are combined cycle power plants and intelligent building technology systems.

•	Renewable energy: This criterion covers technologies in the field of renewable energy sources such as wind turbines or smart grid applications and their respective core components.

•	Environmental technologies: This criterion is related to water and wastewater treatment, air pollution control, waste reduction, recycling, e-car infrastructure and its core components. It also includes the Siemens Consulting Service which analyzes customers’ environmental impact. Additionally, a criterion for the Healthcare Sector is an environmental impact reduction in terms of noise, radiation or total weight of at least 25% compared to the baseline.

BASELINE METHODS

Energy efficiency, annual customer reduction of carbon dioxide and environmental impact are all assessed by a comparison with a reference solution (baseline). There are three different options for the reference solution: before-after comparison, comparison with a reference technology or comparison with the installed base. The baselines are reviewed annually and, if necessary, adjusted, such as when statistical data on the installed base is updated because of technical innovations or regulatory changes. The calculation of the reduction of carbon dioxide emissions is based on a comparison for every relevant Environmental Portfolio element with a baseline. For this calculation, we focus on those elements that have a material impact on the overall carbon dioxide emissions reduction. For some emission reduction calculations, the baseline reference for the installed base is determined using known global emission factors such as those for power production. The baselines used for our calculations are mainly based on data of the International Energy Agency (IEA) for gross power production and for grid losses, on data from the Intergovernmental Panel on Climate Change (IPCC) for fuel-based emission factors, and our own assessments of power production efficiency. For consistency reasons, we generally apply global emission factors for calculating emission reductions.

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

To date, there is no applicable international standard that applies across companies for qualifying products, systems, solutions and services for environmental and climate protection, or for compiling and calculating the respective revenue and the quantity of reduced carbon dioxide emissions attributable to such products, systems, solutions and services. Accordingly, revenue from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions may not be comparable with similar information reported by other companies. We report the annual carbon dioxide emissions reduction in the period of installation of the Siemens Environmental Portfolio element. The period of installation will be determined by milestones or based on estimated construction periods. This may differ from the timing of revenue recognition. Furthermore, we subject revenue from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions to internal documentation and review requirements that are less sophisticated than those applicable to our financial information. We may change our policies for recognizing revenue from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions in the future without prior notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2013. This review was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Nothing came to the attention of the independent accounting firm that would cause them to believe that the section Siemens Environmental Portfolio of the Environmental Portfolio Report—containing the revenue generated by the Environmental Portfolio and the annual customer reduction of carbon dioxide emissions attributable to it—has not been prepared, in all material respects, in accordance with the defined reporting principles.

PROPERTY

Siemens operates more than 290 major production and manufacturing plants in more than 35 countries worldwide, including facilities at certain joint ventures and associated companies. A major production and manufacturing plant is defined as a facility at the Business Unit level, in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. Around 140 major production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; around 80 major production and manufacturing plants are located in the region

Americas and around 70 major production and manufacturing plants are located in the region Asia, Australia. With around 100 major production and manufacturing plants, the Energy Sector accounts for the greatest proportion of these, followed by the Infrastructure & Cities Sector (around 80 major facilities), the Industry Sector (around 70 major facilities) and the Healthcare Sector (around 40 major facilities).

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

INTELLECTUAL PROPERTY

Siemens owns several thousand patents and has licenses covering its products and services worldwide. Research and development is a priority throughout Siemens on a Sector, Cross-Sector Business and Division basis. For a discussion of the main focus of the current research and development efforts of each Sector, see Item 4: Information on the Company—Research and development. Siemens also owns thousands of registered trademarks worldwide. None of the Company, the Sectors, SFS or the Divisions is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks for their respective operations.

RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT—ORGANIZATION AND STRATEGY

In fiscal 2013, we continued to focus on the following areas in research and development (R&D):

(1)	ensuring long-term future viability,

(2)	enhancing technological competitiveness, and

(3)	optimizing the allocation of R&D resources.

Our R&D activities are geared toward ensuring economically sustainable energy supplies and developing software solutions, which are essential to maintaining the long-term competitiveness of our Sectors. Accordingly, major focus areas include:

•	increasing the efficiency of renewable and conventional energy sources for power generation,

•	improving low-loss electricity transmission systems,

•	developing new solutions for smart grids, carbon dioxide separation systems for power plants, and technologies for storing energy from fluctuating renewable sources,

•	making medical imaging, in-vitro diagnostics, and healthcare IT an integral part of outcome oriented treatment plans, and

•	further development of industrial software to accelerate processes at every point along the value chain.

Another major focus is promoting more efficient energy use in buildings, industrial facilities, and the transport sector. Examples include the development of electric drives and mass transportation systems such as local and long-distance trains and subways.

Across all focus areas, we recognize the vital importance of sophisticated software solutions. This is true not just for the areas mentioned above but also in nearly all of the other fields in which Siemens is active. Siemens software was used, for example, to virtually develop, build, test, and continually optimize the Mars rover Curiosity, before it was built. Curiosity landed on Mars in August 2012.

R&D activities are carried out by both our Sectors and our Corporate Technology (CT) department. The Sectors focus their R&D efforts on the next generations of their products and solutions. In contrast, the aim of CT is to work with our operating units to develop the Group’s technology and innovation strategies, especially for the next generation of their products and solutions. In addition, CT helps secure our technological and innovational future.

CT is a worldwide network with primary locations in Germany, the U.S., China, Russia, India, and Austria. The more than 6,900 CT employees contribute their in-depth understanding of fundamental technologies, models, and trends, as well as their wealth of software and process expertise. CT strives to secure the technological and innovative future through commonly developed core technology initiatives such as future of automation, data to business or system integration. With its global network of experts, our corporate research unit serves as a strategic partner for Siemens’ operating units. CT makes important contributions along the entire value chain, from research and development to production technology, manufacturing processes, and the testing of products and solutions. CT is also networked with leading universities and research institutes worldwide. The principal objectives of these close collaborations with strong external partners are:

•	leveraging the potential of joint R&D projects,

•	establishing and further developing a network of universities and research institutes that Siemens closely cooperates with, as well as systematically enhancing communication with these institutions, and

•	strengthening Siemens’ attractiveness as an employer of choice for highly qualified young talents in scientific and technical disciplines.

Such new collaborative approaches are also a substantial part of our Open Innovation (OI) concept, in which we receive input from internal as well as external experts that significantly contributes to the innovative power of the Company. With OI we aim to overcome the barriers of silo thinking, to prove and truly leverage the potential of an open network enterprise. Since 2008, when the first OI project was launched, 35,000 employees from more than 80 countries have participated in nine internal OI pilot projects and our external efforts have mobilized more than 1,750 external solvers on 17 projects.

The technology fields addressed by OI cover all technological areas of Siemens. They include:

•	research on materials that help make our products more efficient;

•	the creation of IT platforms, IT security solutions, software architecture, technical systems, energy technologies, sensors, and electronic components; and

•	research into new solutions for system engineering, data analysis, automation and communication technologies, medical information systems, and imaging processes.

In addition, Siemens takes part in publicly funded research programs. The most important research areas include the development of sustainable technologies including recycling, the communication of machines, the creation of new materials and bio-technology.

CT offers extensive process and production consulting services for development and manufacturing units at Siemens. CT employs more than 4,400 software developers at locations in Asia, Europe, and the Americas. These specialists help our Business Units develop concepts from the initial idea to the finished product.

CT strategically handles the intellectual property of Siemens. Around 430 experts help the Company register patents and trademarks, establish them, and put them to profitable use.

RESEARCH AND DEVELOPMENT FIGURES

In fiscal 2013, we reported research and development expenses of €4.291 billion, compared to €4.245 billion in fiscal 2012 and €3.903 billion in fiscal 2011. The resulting R&D intensity, defined as the ratio of R&D expenses and revenue, was 5.7%, above the R&D intensity in fiscal 2012 and fiscal 2011.

R&D expenses and intensity for the Sectors in fiscal 2013, 2012 and 2011 were as follows:

	R&D expenses (in millions of €)			R&D intensity
	Year ended September 30,			Year ended September 30,
	2013	2012	2011	2013	2012	2011
Energy	872	868	782	3.3%	3.1%	3.1%
Healthcare	1,230	1,314	1,173	9.0%	9.6%	9.4%
Industry	1,265	1,192	1,103	6.8%	6.1%	5.9%
Infrastructure & Cities	731	699	696	4.1%	4.0%	4.1%

CT incurred additional R&D expenses.

	Year ended September 30,
R&D indicators(1)	2013	2012
	(in thousands)
Employees(2)	29.8	29.5
Inventions(3)	8.4	8.8
Patent first filings(4)	4.0	4.6

(1)	Continuing operations.

(2)	Average number of employees in fiscal year.

(3)	Number of inventions reported by the Business Units in an internal report.

(4)	First filings as part of inventions submitted to patent offices.

In our continuing operations, we had an average of approximately 13,300 R&D employees in Germany and approximately 16,500 employees in approximately 30 other countries during fiscal 2013, including, among others, the U.S., China, Austria, and India.

As of September 30, 2013, Siemens held approximately 60,000 granted patents worldwide in its continuing operations. As of September 30, 2012, it held approximately 57,000 granted patents. In terms of the number of published patent applications in calendar year 2012, Siemens ranked third in Germany and second in Europe. Siemens was also ranked eleventh in the statistics for patents issued in the U.S. in calendar year 2012.

Rank in patent office statistics	2012	2011	2010
Germany—German Patent and Trade Mark Office (DPMA)	3	3	3
Europe—European Patent Office (EPO)	2	1	1
U.S.—United States Patent and Trademark Office (US PTO)	11	10	9

RESEARCH AND DEVELOPMENT IN THE SECTORS

Our R&D activities in the Energy Sector are focused on developing methods for the efficient generation and transmission of electrical energy, including

•	technologies for low-loss electricity transmission,

•	advanced gas turbines that increase the efficiency and reduce emissions of power plants,

•	combined cycle power plants, to increase the availability of electricity through higher flexibility,

•	wind turbine innovations,

•	technologies that extract the greenhouse gas carbon dioxide from the flue gas that occurs during fossil fuel-fired power generation (carbon capture and storage), and

•	a subsea power grid to make deep-sea oil and gas extraction more profitable.

Examples of research and development in Energy include Type B75 rotor blades for wind turbines, which are 75 meters in length; this makes them, to our knowledge, the longest rotor blades in operation in the world as of the date of this report. At 25 tons, the B75 is also a “lightweight,” as it is 10% to 20% lighter than comparable rotor blades. Heavy rotor blades are subjected to higher stress loads and also require more massive nacelles, towers, and foundations. The combination of intelligent design and low weight therefore has a positive effect on the cost of wind power production.

In 2011, a combined-cycle power-generation island built by Siemens in Irsching, Germany, demonstrated an unprecedented net efficiency rating of 60.75% at an output of 578 megawatts. In April 2013, three additional power plant blocks featuring H-Class gas turbines commenced commercial operation in Cape Canaveral, Florida. Another combined-cycle power plant with this turbine as the main driver has been commissioned in August 2013 in Dangjin, South Korea. It also reaches an efficiency level of approximately 61%.

In fiscal 2013, Siemens installed the HelWin1 offshore platforms in the North Sea. With a capacity of 576 megawatts (MW), these platforms will supply clean wind-generated electricity to more than 500,000 German households on the mainland. HelWin1 will link the two offshore wind farms, known as Nordsee Ost and Meerwind, to the mainland. The alternating current power generated by the wind turbines is transformed into low-loss high-voltage direct current (HVDC) for transmission onto land. The total transmission losses for this connection are less than 4%. Siemens’ HVDC Plus technology not only reduces the space requirements for HVDC systems, which is a decisive factor for installation at sea, but also features self-stabilization. This enhances grid reliability in the event of power fluctuations, which can occur with wind-based power generation.

The R&D activities in the Healthcare Sector are focused on meeting customer requirements, which are the result of two major trends: the world’s population continues to grow steadily and to get older. These trends increase the pressure on healthcare providers to treat more and more people at increasingly lower costs in order to stabilize rising healthcare expenditures. To overcome the challenges of making healthcare more efficient and more effective, the healthcare measures have to focus on the individual patient and the success of the treatment.

One of the Sector’s R&D fields involves the development of systems that help physicians make precise diagnoses of large numbers of patients and are also robust, easy to use, and inexpensive to purchase and maintain. One example is the world’s first wireless ultrasound device, Acuson Freestyle. The system makes it easier to use advanced ultrasound technology in areas that need to be aseptic, or sterile. Examples include interventional radiology, anesthesiology, intensive care, catheter labs, and emergency care. Ultrasound with wireless transducers is also ideally suited for minimally-invasive procedures such as nerve blockades, access to blood vessels, and positioning for therapeutic interventions and biopsies.

Along with its full-size computed tomography scanner SOMATOM Perspective 128, Healthcare offers a version designed especially for outpatient clinic and small and medium-sized hospitals named SOMATOM Perspective 64. It reduces radiation doses for patients by up to 60 percent, with improved image quality. The system needs only 18 square meters, it can be installed in less than two days, and it comes with low energy consumption and air-conditioning requirements. Both versions are among the most economical scanners in their respective classes.

Another focus area is automating clinical work processes and optimizing laboratory diagnostics, with a goal of enabling physicians to identify diseases more precisely and at an earlier stage. Physicians are then able to monitor the effect of medications more accurately and benefit from the evaluation and analytical capabilities of modern computer technology. As a result, therapies can be tailored more closely to a patient’s needs. The Sector also develops products that meet the specific, targeted requirements of the healthcare systems of emerging countries.

One of the R&D priorities in the Industry Sector is the software-based integration of product planning and production processes within the framework of product lifecycle management. The objective is to accelerate processes at every point along the value chain. A good example is the technology for industrial production of implants. With the help of intelligent software solutions, prosthetics can be produced more efficiently and cost-effectively. Innovative technologies like these can cut the time from design to market in the manufacturing industry by up to 50%. The further development of automation and drive technology, and industrial software in particular, plays a major role here. This applies to the product development and production process as well as to the integration of the drive system. It also applies to metal manufacturing, where the software-assisted planning and operation of entire steel mills are increasingly influencing production. Moreover, the Industry Sector is striving to achieve greater energy efficiency, reduce raw material consumption, and lower emissions. These objectives also guide the development of technology-based service concepts such as energy management and remote maintenance systems, as well as the creation of efficient, resource-conserving solutions for steel production.

R&D activities in our Infrastructure & Cities Sector focus on urban growth issues. Main research fields therefore cover sustainable technologies for major metropolitan areas and their infrastructures. The main aims are to increase energy efficiency, reduce burdens on the environment, increase cost-effectiveness, and improve the quality of life in cities. To this end, the Sector develops building technologies that conserve energy, solutions for ensuring an efficient and secure supply of electricity in cities, and intelligent traffic and transport systems. Examples include the extremely lightweight and almost fully recyclable Inspiro modular subway train and the innovative and especially lightweight SF7000 bogie. In the field of building automation, the Desigo facility automation system integrates many of its system components into buildings themselves and thus achieves significant energy savings. In addition, researchers are looking for ways to integrate buildings into smart grids. Through such integration, the buildings can feed the electricity they produce into the grids and provide additional power during times of peak demand.

In fiscal 2013, Siemens launched a large “smart city” project in Vienna, Austria in conjunction with partners. A living laboratory will be created in the next five years in the waterside district of Aspern, which is expected to constitute one of the largest urban development projects in Europe. In this laboratory, power supply, building systems, intelligent power grids, and information and communication technologies will interact in an optimized way.

SUPPLY CHAIN MANAGEMENT

The principal goal of supply chain management at Siemens is to ensure the availability and quality of the materials we require to serve our customers also considering innovation strength and sustainability of our suppliers. We aim to strengthen our competitiveness by achieving substantial savings in our purchasing volume. In fiscal 2013, Siemens’ purchasing volume amounted to approximately €38 billion, which equaled roughly half of our total revenue. Our primary strategies for achieving savings in purchasing are the following:

•	Siemens-wide managed volume: We bundle more than half of our purchasing volume which includes direct and indirect material. Through this worldwide pooling of volume, we achieve substantial economies of scale.

•

Sourcing from emerging markets: We try to move towards a globally balanced supply chain network. One essential element is to constantly increase the share of sourcing from Global Value Sourcing (GVS) countries, which are generally emerging economies. To accomplish this goal, we identify, select and fully qualify suppliers from GVS countries, and engage them in a continuous development process that extends to sustainability thereafter. Additionally, we encourage and support our suppliers to expand their operations in order to follow our manufacturing footprint in these countries. In fiscal 2013, we further increased the proportion of our sourcing coming from GVS countries on a comparable basis.

•	E-sourcing: We significantly increased the proportion of external purchases that we award via electronic bidding over the last few years to more than 10%.

We expect to realize further savings potential within the framework of Siemens 2014 by further integrating supply chain management activities into other business activities, such as design and production. The relevant lever in this context is material cost productivity and in particular Design-to-Cost, which optimizes the design of products in order to reduce material cost.

We are strengthening Siemens’ innovation power by benefiting from the innovative strength in our supplier network. With our Siemens Supplier Forum, we established a platform for regular dialogue with our top strategic suppliers at the CEO level. With this dialogue, we aim to ensure long-term cost leadership, realize shared growth potential and increase innovation capabilities. To promote outstanding suppliers for their excellence, we introduced Siemens Supplier Awards for a number of categories.

Sustainability is a guiding principle for our supply chain management. Sustainability requirements are therefore an integral part of all relevant supplier management processes—such as supplier selection, supplier qualification and evaluation, and supplier development. We require all of our suppliers to comply with the principles of our Code of Conduct for Siemens Suppliers, which include respect for the basic rights of employees and environmental protection. We also require them to support its implementation in their own supply chains. We have established a risk-based system of appropriate processes to enable us to systematically identify potential risks in our supply chain. It consists of sustainability self-assessments by suppliers, risk evaluation conducted by our purchasing department, sustainability questions within supplier quality audits and sustainability audits by external auditors. To further encourage sustainable business conduct throughout our entire global supply chain, we are committed to building our suppliers’ competence and intensifying knowledge transfers related to sustainability.

In 2012, the SEC adopted a regulatory rule, known as the “Conflict minerals rule.” This rule aims to increase transparency and responsibility in the procurement of “conflict minerals” from the conflict zones of the Democratic Republic of Congo and the surrounding region. A project organization was established to address the requirements within our supply chain in fiscal 2013. For further information, see Item 3: Key information—Risk factors.

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

As previously reported, in July 2011 the Munich public prosecutor notified Siemens AG of an investigation against a former employee in connection with payments to a supplier related to the oil and gas business in Central Asia from calendar 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, in October 2011, the Turkish Prime Ministry Inspection Board notified Siemens Sanayi ve Ticaret A.S., Turkey, of an investigation in connection with alleged bribery in Turkey and Iraq from calendar 1999 to 2007. Siemens is cooperating with the authority.

In February 2013, Siemens AG and the European Investment Bank (EIB) signed a settlement agreement addressing alleged past violations of the EIB’s anti-fraud policy. The settlement includes a commitment by Siemens that the concerned business unit will voluntarily refrain from bidding on projects financed by the EIB for a period of 18 months. Further, Siemens commits to provide funds, totaling €13.5 million over five years, to organizations or institutions that promote good governance and the fight against corruption.

Since July 2013, following the voluntary self-reporting of certain facts by Siemens Ltda. Brazil to the Brazilian antitrust authorities in May 2013 mentioned below, several Brazilian prosecutorial offices have initiated or resumed investigations into alleged criminal conduct, including alleged bribe payments, anticompetitive conduct and undue influencing of public tenders, in connection with several metro transport projects. Among the resumed investigations are in particular two cases that had been reported before, namely the investigations by the Brasilia and Sao Paulo public prosecutors related to alleged misconduct in calendar 2007 and around 2000, respectively. Siemens is cooperating with the authorities.

In August 2013, a Brazilian Appellate Court upheld a decision to suspend Siemens Ltda. Brazil from participating in public bids and signing contracts with public administrations in Brazil for a five year term, based on alleged irregularities in calendar 1999 and 2004 public tenders. Siemens is seeking remedial action against the decision of the Appellate Court.

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

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by the Swiss Federal Prosecution authority. The investigation of the Swiss Federal Prosecution involved the Swedish subsidiary Siemens Industrial Turbomachinery (SIT) in connection with alleged payments to employees of a Russian natural gas production company between calendar 2004 and 2006. In July 2013, the Swiss Federal Prosecution launched a criminal investigation against SIT for organizational neglect. In September 2013, the investigation was discontinued due to a settlement with the Swiss Federal Prosecution that included a restitution payment to a nonprofit organization and a compensation claim relating to forfeiture of profits in the lower double digit US$ million range.

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

As previously reported, in December 2009, the Anti-Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to calendar 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from calendar 2002 to 2006. In February 2010 and June 2012, the ACC sent requests for additional information. Siemens is cooperating with the authorities.

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

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. The criminal proceedings pending with the Munich District Court I against Dr. Ganswindt were terminated in July 2011. Against this backdrop, Siemens AG reached a settlement with Dr. Thomas Ganswindt in November 2012, which was subject to the approval of the Annual Shareholders’ Meeting. The Annual Shareholders’ Meeting of Siemens AG approved the settlement agreement with Dr. Ganswindt in January 2013. Therefore Siemens withdrew from the proceedings pending before the Munich District Court I in March 2013, as provided for in the settlement. The lawsuit against Heinz-Joachim Neubürger is still pending. In January 2013, Mr. Neubürger filed a counter claim against Siemens AG, requesting the transfer of Stock Awards in fiscal 2004 and 2005 plus dividends and interest. Siemens AG is contesting this counterclaim.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens Sanayi ve Ticaret A.S., Turkey, and the former Siemens subsidiary OSRAM Middle East FZE, Dubai, are among the 93 named defendants. In February 2013, the court dismissed the Republic of Iraq’s action with prejudice. The Republic of Iraq has appealed this decision.

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

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. In September 2013, the Israeli Antitrust Authority concluded that Siemens AG was a party to an illegal restrictive arrangement regarding the Israeli gas-insulated switchgear market between 1988 and 2004, with an interruption from October 1999 to February 2002. The Company is considering to appeal this decision.

Based on the above mentioned conclusion of the Israel Antitrust Authority, electricity consumer groups filed two class-actions for cartel damages against a number of companies including Siemens AG with an Israeli District Court in September 2013. The plaintiffs seek compensation for alleged damages, which are claimed to amount to €582 million. In addition, according to an ad hoc-notice of the Israel Electric Corporation (IEC), the IEC is concurrently preparing to file a separate claim for damages against Siemens AG and other companies that allegedly formed a cartel in the Israeli gas-insulated switchgear market. Siemens AG is defending itself.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. In August 2012, the proceedings were discontinued without sanctions based on the settlement agreement between Siemens and the Greek State mentioned above.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. 21 companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. In June 2009, the High Court granted a stay of the proceedings pending before it. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference was held in November 2012. The High Court of England and Wales lifted the stay of the proceedings granted in June 2009 and decided on the scope of further discovery and set a time schedule leading up to a court session expected to be held in 2014.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law had not been violated, and discontinued the proceedings.

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

In May 2012, the Brazilian Anti-Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from calendar 1997 to 2006. Siemens is cooperating with the authorities.

As mentioned above, in May 2013, Siemens Ltda. Brazil entered into a leniency agreement with the Administrative Council for Economic Defense and other relevant authorities relating to several Brazilian metro transport projects. The Company is cooperating with the authorities. It cannot be excluded that significant cartel damages claims will be brought by customers against Siemens Ltda. Brazil based on the outcome of the investigations.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013 TVO announced that it is preparing for the possibility that the start of the regular electricity production of the plant may be postponed until calendar year 2016. The supplier consortium and TVO continue to assess the schedule and the risk of further slippage in detail. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the further slippage in the schedule currently under assessment by the supplier consortium and TVO could lead TVO to further increase its counterclaims. In October 2013 the supplier consortium increased its claim for an extension of construction time and its monetary claims to €2.65 billion. The arbitration proceedings may continue for several years.

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

As previously reported, Siemens is involved in the construction of a power plant in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project, commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler) supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner is claiming approximately US$252.8 million from Longview and Foster Wheeler. Longview filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, which may result in delay to the arbitration proceeding dealing with the claim and counterclaim.

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

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government is withholding the final payment in a double-digit million € range, claiming that the system has not yet been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and the withholding of payments. In July 2013, the arbitration court issued the arbitral award ordering the Greek State to pay €40 million to SAIC. The Greek State is contesting the enforcement of the arbitral award. The final resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

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

As previously reported, in April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc., United States, in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment. Siemens is cooperating with the authorities.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. In October, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. In January 2013, the U.S. Department of the Treasury notified Siemens that it closed its case without taking further action.

As previously reported, in December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies Business Unit in New York State over the period from January 1, 2000 through September 30, 2011. In June 2013, the authority notified Siemens that it closed its case.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc., United States, for information relating to a diagnostics process. Siemens is cooperating with the authority.

In January 2013, Siemens Electrical, LLC, USA (Siemens Electrical), an entity wholly-owned by Siemens Industry, Inc., USA, entered into a Deferred Prosecution Agreement (DPA) with the New York County District Attorney’s Office. The DPA relates to misconduct concerning Master Electrician and Minority Business Enterprise requirements in connection with contracts with the New York City Department of Environmental Protection. The individuals responsible for the admitted misconduct were Siemens’ former business partners to the predecessor to Siemens Electrical. Under the terms of the DPA, Siemens Electrical agreed to, among other things, forfeit US$10 million. The case will be dismissed after two years if the company meets certain specified conditions under the DPA.

In March 2013, Nokia Siemens Networks Holding B.V. (NSN), Nokia Corporation and Nokia Finance International B. V. (Nokia Finance) filed a request for arbitration against Siemens AG. NSN, Nokia Corporation and Nokia Finance sought damages in the amount of €238 million for alleged breaches of the framework agreement entered into among the parties in 2007. The claims related to a contract which had been transferred to a subsidiary of NSN. In connection with the sale of Siemens AG’s shares in NSN to Nokia on July 1, 2013, the parties settled the dispute.

End of October 2013 Essent Wind Nordsee Ost Planungs- und Betriebsgesellschaft mbH filed a request for arbitration against Siemens AG alleging violations of a contract for the delivery of a High Voltage Substation entered into by the parties in 2010. The claimant claims damages in an amount of €256 million plus interest and a determination that Siemens AG shall be liable for any further damages, which are claimed to amount to €152 million. Siemens AG will defend itself against this action.

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

INTRODUCTION

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements within the meaning of

Section 21E of the Securities Exchange Act of 1934. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors.

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

BUSINESS AND ECONOMIC ENVIRONMENT

THE SIEMENS GROUP—ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating technology company with core activities in the fields of energy, healthcare, industry, and infrastructure, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning 166 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. On a continuing basis, we have around 362,000 employees as of September 30, 2013 and business activities in nearly all countries of the world and reported consolidated revenue of €75.882 billion in fiscal 2013. We operate in excess of 290 major production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 900 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) as well as the heads of selected corporate functions and the CEOs of the Sectors.

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

Our Sectors, Divisions, Business Units and Financial Services (SFS) are “global entrepreneurs” and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have “right of way” over the regional units in business matters. During fiscal 2013 our regional units were organized in Clusters and Countries, which were responsible for the local customer relationship management and for implementing the business strategies of the Sectors and SFS as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance and Human Resources, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the Company to the extent legally permissible.

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

Our business activities focus on our four Sectors, Energy, Healthcare, Industry and Infrastructure & Cities. These Sectors form four of our reportable segments. In addition to our four Sectors, we have two additional reportable segments: Equity Investments and SFS.

Within this Item, we provide financial measures for our four Sectors and for two Businesses, each combining two Divisions within a Sector as well as for eight Divisions of our Sectors. These financial measures include: orders, revenue, profit and profit margin. Divisions within a Sector may do business with each other, leading to corresponding orders and revenue. Such orders and revenues are only eliminated on a Sector level.

Furthermore, our reportable segments may do business with each other, leading to corresponding orders and revenue. Such orders and revenue are eliminated on the Siemens level within Eliminations, Corporate Treasury and other reconciling items and are not included in orders and revenue with external customers (external orders and external revenue, respectively) reported in this document. Free cash flow and further information is reported for each reportable segment in the Notes to Consolidated Financial Statements. For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the Consolidated Financial Statements, see Item 5: Operating and financial review and prospects—Supplemental financial measures as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 36.

On a geographic basis, Siemens was subdivided into 14 Regional Clusters as of September 30, 2013, which were in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

As of November 2013, following the close of fiscal 2013, we disbanded our Regional Cluster organization. Following this organizational change, we have designated 30 Lead Countries which are individually responsible for managing a number of other countries regarding market penetration. Each Lead Country reports directly to the Managing Board.

In addition, we report financial information at Group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China (within the region Asia, Australia).

FINANCIAL PERFORMANCE SYSTEM

Overview

As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will increase the value of our Company. For further information on One Siemens see Item 4: Information on the Company—Strategy—Strategy of the Siemens Group. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system defines indicators for revenue growth, profitability and capital efficiency, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally must be considered before we make acquisitions.

In the following subchapters we describe financial performance measures which have been defined in accordance with One Siemens and are used to manage and control activities at the Group level. These measures are or may be non-GAAP financial measures. Other companies that report or describe similarly titled financial measures may calculate them differently. For further information about these measures, please see Item 5: Operating and financial review and prospects—Supplemental financial measures.

Revenue growth

We believe that profitable revenue growth is an important driver for increasing our Company’s value over the long term. Within the framework of One Siemens we have set ourselves the goal to grow our revenue faster than the average revenue growth of our most relevant competitors. For comparison with our competitors, our revenue growth is calculated as the growth rate of reported revenue as presented in the Consolidated Financial

Statements. For purposes of measuring, managing and controlling the organic revenue growth this growth rate is adjusted for currency translation and portfolio effects. A detailed analysis regarding revenue growth is provided in Item 5: Operating and financial review and prospects—Fiscal 2013 compared to fiscal 2012—Results of Siemens—Orders and revenue.

Profitability and capital efficiency

Within the framework of One Siemens it is our goal to achieve margins throughout the entire business cycle that are comparable to those of the best competitors within our markets. We seek to maintain or improve the profitability of our businesses as appropriate. Therefore we have defined adjusted EBITDA margin ranges for our four Sectors. These are defined as the ratio of adjusted EBITDA (as presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations)) to revenue. Adjusted EBITDA target margin ranges for the Sectors, and their performance are shown in the chart below.

In fiscal 2013, we used income from continuing operations at the Group level to measure, manage and control profitability. For a detailed analysis of this measure refer to Item 5: Operating and financial review and prospects—Fiscal 2013 compared to fiscal 2012—Results of Siemens—Consolidated statements of income. Effective with the beginning of fiscal 2014, we use net income. This measure is the primary driver of basic earnings per share (EPS) from net income, which we use for communicating with the capital markets.

Within the framework of One Siemens we seek to work profitably and as efficiently as possible with the capital of our shareholders and lenders. We manage and control our capital efficiency using adjusted return on capital employed, or ROCE (adjusted), for continuing operations. This financial measure assesses our generated income from the point of view of our shareholders and lenders. ROCE (adjusted) for continuing operations is defined as income from continuing operations before interest after tax divided by average capital employed. We intend to achieve a target for ROCE (adjusted) for continuing operations of 15% to 20%. ROCE (adjusted) for continuing operations amounted to 13.8% in fiscal 2013, compared to 15.5% a year earlier. The decrease was due to a combination of lower income from continuing operations and higher average capital employed. ROCE (adjusted) for continuing and discontinued operations amounted to 13.5% in fiscal 2013, compared to 13.1% a year earlier. For information on the calculation of ROCE (adjusted) and its components see Item 5: Operating and financial review and prospects—Supplemental financial measures. Siemens’ weighted average cost of capital (WACC) at the end of fiscal 2013 was approximately 7.5%.

Our financial indicator for measuring capital efficiency at SFS is return on equity after tax, or ROE (after tax), in line with common practice in the financial services industry. We define ROE (after tax) as SFS’ profit after tax, divided by SFS’ average allocated equity. For purposes of calculating ROE (after tax), the relevant income tax is calculated on a simplified basis, by applying an assumed 30% flat tax rate to SFS’ profit, excluding income (loss) from investments accounted for using the equity method, net, which is basically net of income tax already, and tax-free income components and others such as components which have already been taxed or are generally tax-free. For information on the calculation of ROE (after tax) and its components, see Item 5: Operating and financial review and prospects—Supplemental financial measures. We intend to achieve a target for ROE (after tax) of 15% to 20% at SFS.

Capital structure

A key consideration within the framework of One Siemens is to maintain ready access to the capital markets through various debt products and preserve our ability to repay and service our debt obligations over time. Therefore, we use the ratio of adjusted industrial net debt to adjusted EBITDA for managing and controlling our capital structure and as an indicator for the required period in years to repay the adjusted industrial net debt. Interest, taxes, depreciation and amortization are not taken into consideration for purposes of this financial measure. Our goal is to achieve a ratio in the range of 0.5 – 1.0. The capital structure ratio as of September 30, 2013 increased to 0.34, compared to 0.24 a year earlier. This difference was due to an increase of adjusted industrial net debt and a decrease of adjusted EBITDA (continuing operations). For more information, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations) and Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

Dividend and share buybacks

We intend to continue providing an attractive return to shareholders. Therefore in the years ahead we intend to propose a dividend payout which, combined with outlays during the fiscal year for publicly announced share buybacks, results in a sum representing 40% to 60% of net income, which for this purpose we may adjust to exclude selected exceptional non-cash effects. Furthermore, for fiscal 2014, we are taking proceeds from the sale of the NSN stake in fiscal 2013 into consideration. As in the past, we intend to fund the dividend payout from Free cash flow.

At the Annual Shareholders’ Meeting, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2013: to distribute a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2013 existing at the date of the Annual Shareholders’ Meeting, with the remaining amount to be carried forward. Payment of the proposed dividend is contingent upon approval by Siemens shareholders at the Annual Shareholders’ Meeting on January 28, 2014. The prior year dividend was €3.00 per share.

The proposed dividend of €3.00 per share for fiscal 2013 represents a total payout of €2.529 billion based on shares outstanding as of September 30, 2013. Based on net income of €4.409 billion for fiscal 2013, the dividend payout percentage would be 57%. The percentage for fiscal 2012 was 59%, based on a total dividend payout of €2.528 billion and a net income of €4.282 billion. Net income in fiscal 2012 was adjusted retrospectively for effects of adopting IAS 19R.

Outlays for Siemens publicly announced share buybacks (excluding incidental transaction charges) during fiscal 2013 totaled €1.152 billion and represent 26% of net income. The percentage for fiscal 2012 was 41% with outlays for share buybacks in the amount of €1.766 billion.

With the spin-off of OSRAM in fiscal 2013, Siemens shareholders received one OSRAM share per ten Siemens AG shares. For additional information regarding the spin-off of OSRAM, see Item 4: Information on the Company—Description of business—Equity Investments.

Additional measures

In addition to the financial performance measures discussed above, we use several other financial measures to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ is also an indicator for measuring capital efficiency in our Sectors and at SFS.

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

ECONOMIC ENVIRONMENT

Worldwide economic environment

The beginning of fiscal 2013 was accompanied by a further slowdown of the global economy. Although European financial markets calmed in reaction to a statement by the European Central Bank (ECB) president committing the ECB to preserve the Euro, worldwide economic activity decreased thereafter. Global gross domestic product (GDP) growth hit a trough of less than 2% in the fourth quarter of calendar 2012, and this continued through the first quarter of calendar 2013. Since then, the world economy has been reaccelerating, due to a slightly stronger U.S. economy, a recovery in Europe, the stabilization of Chinese growth (which slowed at the beginning of 2013), and substantial improvements in Japan. World GDP growth has picked up to more than 3% for the rest of 2013. However, because of the weak start to the year the recent reacceleration of the global economy does not yet bring annual growth figures back to prior-year level. Global GDP growth is expected to slow to 2.4% in calendar 2013 from 2.7% in calendar 2012. Growth of global fixed investment spending and value added manufacturing—both important indicators for Siemens as a producer of capital goods—is projected to decline to an even greater degree: fixed investments from 4.1% in 2012 to 3.1% in 2013, and value-added manufacturing from 2.9% in 2012 to 2.1% in 2013. These global aggregate figures reflect fairly divergent developments. On the one hand, most advanced countries’ economies were gaining momentum in the course of calendar 2013. On the other hand many emerging countries were losing momentum compared to higher growth rates in the past.

In most of the larger European economies the recession has ended. For the first time after six quarters of shrinking GDP, Euro zone production increased again in the spring quarter of 2013. In addition, government bond yields receded clearly in the countries most affected by the sovereign debt crisis, which reduced their borrowing costs and put government budgets on a more sustainable path. The crisis in Cyprus—the fifth country in the European Union to receive an international bail-out—had only a temporary effect on yields and volatility in financial markets. As governments kept tightening their budgets, fiscal austerity remained a drag on the European economy. In addition, unresolved problems in the banking sector restricted credit supply to the private sector. This lack of sufficient funds to finance investments still has the potential to stifle the region’s recovery. Exchange rate developments involving the Euro did not support Euro zone exports. In the Middle East economic recovery continued to be very weak. In Egypt, the political crisis intensified again and the conflict in Syria continued to escalate. Oil-exporting countries were affected by the slowdown of the world economy. GDP growth in these countries was decreasing below historical trends. Despite some moderation in commodity prices, GDP growth in Africa picked up slightly. However, uncertainty on the economic and political fronts poses a continuing threat to African economic development. Economic activity in the C.I.S. countries, which is mainly determined by its largest member, Russia, was weak again in 2013. Similar to some other emerging countries, Russia suffered from a reversal of capital flows out of the country. In sum, the region Europe, C.I.S., Africa and Middle East in 2013 is projected to grow at nearly the same modest rate of 1% as in 2012. Investment spending performed even worse: it contracted 1% in 2013, after it had already shrunk 0.4% in 2012. Value added manufacturing also stagnated in 2013 after a decline in 2012.

The Americas region saw significantly slower growth in 2013: GDP increased 1.8%, after growth of 2.7% in 2012. The U.S. was the main factor, due to budget tightening measures (the “sequester”) which started at the beginning of calendar 2013. According to an International Monetary Fund estimate, the sequester reduced the country’s 2013 growth rate by as much as 1.75 percentage points. Accordingly, GDP figures for the U.S. are masking a gradual improvement in the private sector. For example, the construction sector was recovering further, consumer spending was growing moderately, and fixed investments—which were affected most by the political uncertainties and even went to negative growth at the beginning of 2013—were picking up. Monetary policy continued to be very expansionary, although fears of a gradual reduction (“tapering”) of “quantitative easing” measures caused long-term interest rates to rise. Latin American growth was low and roughly unchanged compared to 2012. After a very low GDP increase of 0.9% in 2012, the Brazilian economy accelerated modestly to 2.4% in 2013. Because the Brazilian economy is estimated to operate near its potential, supply-side constraints have held back growth and exacerbated inflationary pressures. For the Americas region overall, growth of investment spending and value-added manufacturing both slowed in 2013: fixed investment growth from 4.6% in 2012 to 3.0% in 2013, value-added manufacturing from 4.3% to 1.8%.

In Asia, Australia GDP growth in 2013 is expected to remain at 4.8%, virtually the same level as in the two previous years. In the first half of 2013, the Chinese economy continued to slow down to 7.5% GDP growth year-over-year because global demand for Chinese products was weaker and concerns emerged about the health of the country’s financial system and the sustainability of its public debt. India had to deal with even more severe problems. The slowing economy, a current account deficit, high inflation and unresolved structural problems caused foreign capital to exit the country and the Rupee to lose one fifth of its value against the U.S. dollar within one year. These adverse developments for the Asia, Australia region were counterbalanced by the recovery of the Japanese economy. The government’s unusual measures to kick-start the Japanese economy out of its deflationary spiral seem to be successful: GDP expanded by a 4% annual rate in the first half of 2013. Although GDP growth for the Asia, Australia region remained stable in 2013, growth of fixed investment and value-added manufacturing slowed by roughly one percentage point, to 5.4% and 3.6%, respectively compared to 2012.

The partly estimated figures presented here for GDP, fixed investments and manufacturing value added are calculated by Siemens AG based on an IHS Global Insight report dated October 15, 2013.

Our businesses are dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel and aluminum. In addition, within stainless steel we have exposure related to nickel and ferro-alloy materials.

The average monthly price of copper (denominated in € per metric ton) for September 2013 was 15% lower than the average monthly price in September 2012, reflecting a more moderate economic sentiment during fiscal 2013 and increasing production from new or extended mine projects. Prices on a fiscal-year average were 5% lower in fiscal 2013 than the average for fiscal 2012. Because copper is produced in multiple locations and traded in multiple locations, such as the London Metal Exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Average monthly prices of aluminum traded at the London Metal Exchange were 17% lower in September 2013 as compared to September 2012. Prices on a fiscal-year average were 8% lower in fiscal 2013 than the average for fiscal 2012. Higher premiums for physically delivered aluminum offset the erosion of exchange prices to some extent. Besides that, the aluminum industry is suffering from oversupply due to a combination of weaker investment sentiment among customers and rapid expansion of production capacities by manufacturers. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

The average monthly steel prices for September 2013 declined by 10% compared to the average monthly prices in September 2012. Prices on a fiscal-year average were 8% lower in fiscal 2013 than the average for fiscal 2012 (source: CRU, an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors).

Our main exposure to the prices of copper and related products, and to carbon steel and stainless steel, is in the Sectors Energy, Industry and Infrastructure & Cities. Our main price exposure related to aluminum is in the Energy Sector. In addition, Siemens is generally exposed to energy and fuel prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers, fuels included in logistics costs).

Siemens employs various strategies to reduce the price risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

Overall, markets served by our Energy Sector grew moderately in fiscal 2013 compared to fiscal 2012, with all of the Sector’s businesses except for solar power benefiting from improved market conditions year-over-year. In particular, the markets for fossil power, wind power and power transmission recovered from market declines in fiscal 2012 and returned to the levels reached in fiscal 2011.

Growth for the markets served by our Fossil Power Generation Division benefited from a shift towards larger, more efficient units with higher power output. Globally, customers in emerging markets mainly added new capacities while customers in advanced economies mainly replaced existing power plants that are now considered relatively inefficient and inflexible. Despite the overall growth of fossil markets, the market for advanced gas power plants remained approximately at the same level as in fiscal 2012. Demand in Europe was held back by an ongoing slow economic development and uncertainties in regulatory frameworks. Political instability impacted market development in the Middle East despite social and economic pressure to add capacity. Within the Americas region, the U.S. added gas turbines to replace aging infrastructure and take advantage of the country’s ongoing natural gas boom. Fossil markets in the Asia, Australia region remained strong, with a number of nations adding capacity. These included China and India for coal-fired power generation and South Korea for gas-fired power plants.

In the markets served by our Wind Power Division, growth came from new offshore wind projects. Also onshore wind markets returned to a moderate growth path compared to fiscal 2012, except in the U.S. where concerns about potential expiration of tax incentives had led to a market boom due to project pre-drawings in 2012.

The markets served by our Oil & Gas Division rose on increased investment demand for exploration and production of oil and gas. On a geographic basis, market growth for the Division’s compression and oil and gas solutions business came mainly from the U.S., the Middle East, Africa, Russia, and Brazil. Growth in the Division’s industrial power markets was led by Asia, the Middle East, and parts of Europe. While market for small steam turbines remained on previous year’s level, demand was stronger for small-scale combined-cycle power plants.

The markets served by our Power Transmission Division recovered from weakness a year earlier. While markets grew slightly in most regions, year-over-year, growth was strongest in North-East Asia, the Middle East,

Africa and the Americas. In emerging countries, growth was driven mainly by expansion of infrastructure. In industrialized economies, customers mainly replaced and modernized equipment and also integrated renewable sources into their transmission grids. Despite the larger pattern of global growth, power transmission markets also suffered from overcapacities in certain segments, especially power transformers.

In fiscal 2013, markets addressed by our Healthcare Sector grew moderately year-over-year. Growth was clearly driven by emerging markets, as these countries continue to expand access to healthcare for a broader population and build up their healthcare infrastructure. In contrast, markets in industrialized countries grew only modestly compared to the prior fiscal year as demand was held back by healthcare reforms and budgetary constraints, particularly in Europe. Healthcare IT markets grew faster than the healthcare market as a whole, on particular strength in the U.S. On a geographic basis, markets in Asia, Australia grew in the high single digits, including double-digit growth rates in China. Markets in the Americas including the U.S. grew moderately. Growth in the U.S. was supported by strong demand for healthcare IT solutions driven by the HITECH Act and the relevant portions of the Affordable Care Act. In contrast, markets in Europe, C.I.S., Africa, Middle East declined slightly. In Europe, markets experienced a further decline in spending for healthcare in southern and western European countries, which continued to suffer from the sovereign debt crisis.

The overall market for our Industry Sector as well as for the Divisions Industry Automation and the Drive Technologies declined in fiscal 2013. While the pharmaceutical, chemical, automotive and food and beverage markets grew slightly compared to the prior fiscal year, this growth was more than offset by declines in other markets including particularly machine building and Industry’s markets for solutions and products for wind power. On a regional basis, markets in Asia, Australia and the Americas did not offer growth opportunities year-over-year, while markets in Europe declined, particularly in Southwest Europe. Within the Asia, Australia region, growth accelerated somewhat in China in the second half of fiscal 2013 following a weak development in the first half of the fiscal year. Within the Americas, market development in the U.S. was supported by lower energy prices due largely to a greater supply of energy produced in the U.S., primarily natural gas. But momentum declined somewhat during the fiscal year.

Within the markets served by our Industry Automation Division, short-cycle manufacturing industries saw de-stocking by customers which held back market development. Industrial IT markets grew moderately, but slightly below their expected long-term average growth rate.

Markets served by our Drive Technologies Division also saw de-stocking effects within short-cycle industries. Markets for industrial infrastructure industries, including the Division’s markets for solutions and products for wind power and rail markets, declined or showed no growth momentum. Markets for long-cycle industries such as mining and oil and gas grew only slightly year-over-year, or even declined. In some industries customers delayed or postponed large infrastructure projects.

Overall, the market for the Infrastructure & Cities Sector grew moderately in fiscal 2013. While markets served by the Transportation & Logistics Business showed a steady recovery including tenders for a number of large projects, markets for the Power Grid Solutions & Products Business and the Building Technologies Division showed little or no growth. Customers cut spending in both these markets, and also delayed project awards in the power grid solutions market.

In fiscal 2013, markets served by our Transportation & Logistics Business showed a steady recovery from the weak environment a year earlier. Moderate growth was driven by large contract awards, particularly in the U.K. and the Middle East. Furthermore, market growth was positively influenced by demand from major cities, which continued to invest in public transport systems. On a regional basis, the highest growth rates came from Asia, Australia, driven by strong demand from China. Demand in the Americas was also clearly up year-over-year. Within Europe, market development was divided between northwestern countries, which kept their public transport investments stable and southern countries, which held back investments as part of wider austerity programs. As a result, markets in the Europe, C.I.S., Africa, Middle East region showed the lowest growth of all regions.

Demand in the markets served by our Power Grid Solutions & Products Business remained weak across all regions in fiscal 2013. Higher demand from industrial customers was more than offset by delayed project awards and reduced grid investments by utility companies. Reduced investments were particularly evident in southern Europe. Investment sentiment was also affected by uncertainty in the regulatory environment, such as in Germany which is undertaking a massive shift to renewable energy (“Energiewende”). Demand in the U.S. showed signs of recovery in the industry and construction categories, but investment in power grid solutions by utilities remained weak.

Markets served by our Building Technologies Division held steady year-over-year as customers were hesitant to increase investments. Markets in the solution business suffered from ongoing price pressure due mainly to aggressive pricing by system houses and large providers of building technologies solutions. On a regional basis, slight market growth in Asia, Australia and the Americas was largely offset by a slight decline in Europe, C.I.S., Africa, Middle East.

FISCAL 2013 COMPARED TO FISCAL 2012

FISCAL 2013—FINANCIAL SUMMARY

In fiscal 2013 our revenue came in 2% below the prior fiscal year. A slight increase at Infrastructure & Cities was more than offset by lower revenue at Industry and Energy. Revenue at Healthcare was stable year-over-year. On an organic basis, excluding currency translation and portfolio effects, revenue was 1% down year-over-year, within our forecast given in our Annual Report for fiscal 2012. We increased orders by 8% year-over-year. This increase was driven by our Infrastructure & Cities Sector and the Energy Sector. Both Sectors won a sharply higher volume from major contracts—Infrastructure & Cities within its Transportation & Logistics Business and Energy within its Wind Power Division.

In fiscal 2013, we achieved income from continuing operations of €4.212 billion. This was lower than income from continuing operations of €4.642 billion a year earlier and also below our expectation of €4.5 to €5.0 billion as presented in our Annual Report for 2012. A condition of that forecast was an expected recovery in the markets for our short-cycle businesses in the second half of fiscal 2013. This did not materialize. Additionally, that forecast assumed “Siemens 2014” charges for fiscal 2013 of €1.0 billion (pretax). In fact the amount came in €0.3 billion higher. Other factors largely offset each other. While profit in the Energy Sector was burdened by portfolio topics related to the solar business, this impact was more than offset by positive effects related to the sale of our stake in NSN. Due mainly to these factors, we adjusted our forecast for Income from continuing operations to €4.0 billion in the Interim Report for the third quarter of fiscal 2013.

Lower Income from continuing operations year-over-year was due mainly to sharply lower profit in Infrastructure & Cites and Industry. These Sectors took the two largest shares in the above-mentioned “Siemens 2014” charges. Profit at Infrastructure & Cities was also burdened by sharply higher project charges while profit development at Industry was also held back by challenging market conditions, particularly in the Sector’s short-cycle businesses as mentioned above. In contrast, Healthcare significantly improved profit year-over-year due mainly to successful execution of its “Agenda 2013” and lower charges associated with the initiative compared to the prior year. Profit at Energy rose moderately year-over-year. In both fiscal years the Sector’s profit development was heavily burdened by charges. While profit in the current period was particularly impacted by “Siemens 2014” charges, charges related to projects and Iran were substantially higher in the prior-year period. While Total Sectors profit fell year-over-year, this was partly offset by a strong improvement outside the Sectors. In particular, Equity Investments posted a profit in fiscal 2013 following a loss a year earlier, as it benefited from a positive effect stemming from a partial reversal of an impairment of our stake in NSN and a gain related to the sale of this stake during the fourth quarter of fiscal 2013. In the prior fiscal year, results at Equity Investments were burdened by substantial restructuring charges at NSN.

Net income in fiscal 2013 increased to €4.409 billion, up from €4.282 billion a year earlier, as results related to discontinued operations swung to a positive €197 million in fiscal 2013 from a negative €360 million a year earlier. The improvement in discontinued operations year-over-year was due mainly to OSRAM, which we successfully spun off in the fourth quarter of fiscal 2013. Due to higher Net income and a lower number of shares outstanding year-over-year following the share buyback program which we initiated in the fourth quarter of fiscal 2012, basic EPS rose to €5.08 in the current period, up from €4.74 a year earlier.

In fiscal 2013, Healthcare reached the upper end of its adjusted EBITDA margin target range. Adjusted EBITDA margin at Industry fell year-over-year, but the Sector remained in its target range. Despite burdens from the solar business, Energy nearly reached the lower end of its adjusted EBITDA target range, while Infrastructure & Cities clearly missed its range.

As a result of a combination of lower than expected Income from continuing operations and a higher average capital employed, ROCE (adjusted) for continuing operations declined to 13.8% in fiscal 2013. This was below the lower end of our target range of 15% to 20%, which we expected to reach. ROCE (adjusted) for continuing operations a year earlier was 15.5%.

Our Free cash flow from continuing operations rose 11% to €5.257 billion year-over-year, as we increased our cash flows from operating activities and reduced investments in intangible assets and property, plant and equipment year-over-year.

We made further progress in fiscal 2013 with regard to reaching our capital structure target. This target is defined as the ratio of adjusted industrial net debt to adjusted EBITDA, and set at 0.5 to 1.0 for the medium term. As forecast in our Annual Report for 2012, we increased the ratio year-over-year, to 0.34 from 0.24 a year earlier.

Overall, we believe that we achieved the goals for revenue and our capital structure announced in our Annual Report for 2012. Also we exceeded our revised target for Income from continuing operations announced in our Interim Report for the third quarter of fiscal 2013. ROCE (adjusted) for continuing operations was below our expectations due primarily to lower Income from continuing operations than we forecast a year ago.

During the course of fiscal 2013 it became less likely that our previous expectations for our markets would materialize. We therefore no longer expect to achieve a Total Sectors profit margin of at least 12% in fiscal 2014. But we will continue to rigorously execute our “Siemens 2014” program that was designed to achieve the margin target. At the end of fiscal 2013, we were ahead of identifying and implementing the measures within the program aimed at sustainably improving our productivity. We expect that “Siemens 2014” will help us to narrow or close the gap to our competitors in coming years.

During fiscal 2013, we also made strong progress in focusing our portfolio. Our successful spin-off of OSRAM was the first such partial spin-off by a German company. With the spin-off, Siemens shareholders received one OSRAM share per ten Siemens AG shares. Independence gives OSRAM the entrepreneurial flexibility to focus exclusively on its own market, with additional sources for financing. A stake in OSRAM gives shareholders of Siemens AG an additional opportunity to participate in OSRAM’s potential growth and value creation. The shares of Siemens AG rose on the first day of trading for OSRAM, July 8, 2013, and the shares of both companies clearly outperformed the German DAX stock index through the remainder of the fiscal year. We also sold our 50% stake in NSN. After the end of fiscal 2013, we signed an agreement to sell our business of mechanical, biological and chemical water treatment and processing. Furthermore, we intend to sell our airport logistics and postal automation business and exit our solar business after completion of projects under execution. At the same time, we strengthened our core activities by acquiring LMS International NV (LMS) to expand and complement the Industry Sector’s industrial IT and software business, and by acquiring Invensys Rail to expand Infrastructure & Cities’ presence in the growing global rail automation market.

We intend to continue providing an attractive return to shareholders. As in the past, we intend to fund the dividend payout from Free cash flow. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share, unchanged from a year earlier.

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2013:

Orders and revenue

Orders for fiscal 2013 totaled €82.351 billion, an 8% increase year-over-year, due primarily to higher volume from large orders. In contrast, revenue came in at €75.882 billion, down 2% from the prior year. This resulted in a book-to-bill ratio of 1.09 for Siemens in fiscal 2013. On an organic basis, excluding currency translation and portfolio effects, orders increased 10% and revenue came in 1% below the prior year.

The order backlog (defined as the sum of order backlogs of our Sectors) was €100 billion as of September 30, 2013, up from €97 billion a year earlier, despite negative currency translation effects of €4 billion.

	Orders (location of customer)
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	44,534	38,536	16%	16%	(1)%	1%
therein Germany	11,743	9,871	19%	19%	0%	0%
Americas	22,219	21,539	3%	5%	(3)%	1%
therein U.S.	14,635	14,727	(1)%	(1)%	(1)%	1%
Asia, Australia	15,598	15,863	(2)%	0%	(3)%	1%
therein China	6,605	6,017	10%	8%	0%	2%

Siemens	82,351	75,939	8%	10%	(2)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers in fiscal 2013 increased 8% overall, with results varying among the Sectors. Infrastructure & Cities reported double-digit growth on large orders at Transportation & Logistics, including a €3.0 billion contract win for trains and maintenance in the U.K. Orders for Energy were up 7%, driven by major contracts for wind power, and were level in Healthcare. Order intake declined 3% in Industry due mainly to the challenging market environment for the Sector’s short-cycle businesses during most of fiscal 2013. On a global basis, orders from emerging markets, as these markets are defined by the International Monetary Fund, increased 10%, faster than orders overall, and accounted for €28.702 billion, or 35%, of total orders for fiscal 2013.

In the region Europe, C.I.S., Africa, Middle East, orders increased 16%, including double-digit increases in Infrastructure & Cities and Energy driven by the major contract wins mentioned above. The higher volume of large orders in both Sectors was also the primary factor in order growth in Germany. Orders for Healthcare and Industry in the region came in slightly below the level of fiscal 2012. Within moderate order growth in the Americas, a 10% increase in Energy more than offset an 8% decline in Industry. Order intake in the Asia, Australia region showed a slight decrease in fiscal 2013.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. In the fourth quarter of fiscal 2012, as a result of an analysis of our contracts with Iranian customers in particular with respect to expected payment defaults and force majeure events, we recorded adjustments affecting several line items in our consolidated statements of income, in particular revenue and cost of sales, recognized in prior periods from projects that were still permitted to be provided under these policies. For additional information, see Item 3: Key information—Risk factors.

	Revenue (location of customer)
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	39,874	39,947	0%	0%	(1)%	1%
therein Germany	10,750	11,049	(3)%	(3)%	0%	0%
Americas	20,916	22,078	(5)%	(4)%	(2)%	1%
therein U.S.	14,179	15,946	(11)%	(11)%	(1)%	1%
Asia, Australia	15,092	15,370	(2)%	0%	(3)%	1%
therein China	6,140	6,322	(3)%	(4)%	0%	1%

Siemens	75,882	77,395	(2)%	(1)%	(2)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 2% compared to fiscal 2012. A slight increase in Infrastructure & Cities was more than offset by moderate declines in Energy and Industry due to weak investment sentiment through most of fiscal 2013 and continuing softness in Industry’s short-cycle markets. Healthcare revenue came in near the prior-year level. On a global basis, emerging markets grew 1% and accounted for €25.827 billion, or 34%, of total revenue in fiscal 2013.

While revenue was stable year-over-year in the Europe, C.I.S., Africa, Middle East region, results within the region were mixed for the Sectors. Increases in Infrastructure & Cities and Energy were offset by declines in Industry and Healthcare. Lower revenue in the Americas was due primarily to Energy, which experienced an order gap for wind-farms in the U.S. in the latter half of calendar 2012 due to uncertainties regarding production tax incentives. The sharp drop in orders subsequently affected fiscal 2013 revenue development. In the Asia, Australia region, revenue declined 2% on decreases in Industry and Energy that could not be offset by increases in the other two Sectors.

Consolidated Statements of Income

	Year ended September 30,
	2013	2012	% Change
	(in millions of €)
Gross profit	20,829	21,925	(5)%
as percentage of revenue	27.4%	28.3%	—
Research and development expenses	(4,291)	(4,245)	(1)%
as percentage of revenue	5.7%	5.5%	—
Selling and general administrative expenses	(11,286)	(11,043)	(2)%
as percentage of revenue	14.9%	14.3%	—
Other operating income	503	523	(4)%
Other operating expenses	(427)	(364)	(17)%
Income (loss) from investments accounted for using the equity method, net	510	(333)	n/a
Interest income	948	939	1%
Interest expenses	(789)	(760)	(4)%
Other financial income (expenses), net	(154)	(5)	<(200)%
Income from continuing operations before income taxes	5,843	6,636	(12)%
Income tax expenses	(1,630)	(1,994)	18%
as percentage of income from continuing operations before income taxes	28%	30%	—
Income from continuing operations	4,212	4,642	(9)%
Income (loss) from discontinued operations, net of income taxes	197	(360)	n/a
Net income	4,409	4,282	3%
Net income attributable to non-controlling interests	126	132	—
Net income attributable to shareholders of Siemens AG	4,284	4,151	3%

Income from continuing operations before income taxes for fiscal 2013 declined to €5.843 billion from €6.636 billion a year earlier.

The largest factor in the decline was €1.276 billion in charges in the Sectors for the “Siemens 2014” program. These charges resulted from measures taken in fiscal 2013 to reduce costs by improving regional footprints, adjusting capacity, and increasing process efficiency. The charges are included in the following functional costs:

Year ended September 30, 2013
(in millions of €)
Cost of sales (and accordingly, gross profit)	762
Research and development expenses	37
Selling and general administrative expenses	374

In addition, charges of €104 million were included in other line items, predominantly in Other operating expenses. For comparison, in fiscal 2012, Healthcare reported charges of €184 million under its “Agenda 2013” initiative, which began a year before the “Siemens 2014” program. In fiscal 2013, the Sector’s charges under this initiative are included within “Siemens 2014” charges.

A number of factors in addition to the “Siemens 2014” charges reduced gross profit year-over-year. These included continuing market challenges, such as lower capacity utilization in Industry, pricing pressure and a less favorable revenue mix in a number of our businesses. In addition, both years included various charges and gains, including project charges in the Sectors Energy and Infrastructure & Cities. The most relevant of these charges are disclosed in Segment information analysis. While the net amounts of these items were significant at Group level in fiscal 2013 and fiscal 2012, there was only a small change in the net amount year-over-year.

Income from continuing operations before income taxes benefited from a sharply lower loss related to our stake in Nokia Siemens Networks Holding B.V. (NSN), which narrowed to €76 million from €741 million a year earlier. In addition, results related to NSN in fiscal 2013 benefited from a positive effect of €301 million stemming from a partial reversal of a fiscal 2009 impairment of our stake in NSN, and a gain of €76 million from the sale of the NSN stake in the fourth quarter of fiscal 2013. These changes year-over-year are included in Income (loss) from investments accounted for using the equity method.

Including the developments described above, Income from continuing operations before income taxes declined 12% year-over-year. Due to a lower tax base and a lower effective tax rate compared to fiscal 2012, the decline in Income from continuing operations year-over-year came in at 9%.

Income from discontinued operations, net of income taxes in fiscal 2013 was €197 million, compared to a loss of €360 million in fiscal 2012, and was comprised of the following:

	Year ended September 30,
	2013	2012	% Change
	(in millions of €)
OSRAM	277	(135)	n/a
Siemens IT Solutions and Services	71	40	78%
Other	(151)	(265)	43%

This substantial positive swing was due mainly to OSRAM, for which the prior-year amount included a negative catch-up effect of €443 million (pretax), arising when we deemed it no longer highly probable to complete our original plan to dispose of OSRAM via an initial public offering. We subsequently completed the spin-off and listing of OSRAM in the fourth quarter of fiscal 2013.

In addition, the item Other in fiscal 2012 included a burden of €143 million (pretax) from a settlement related to Greece. For additional information on discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

As a result of the positive swing in income from discontinued operations, Net income for Siemens was 3% higher than in the same period a year earlier. Net income attributable to shareholders of Siemens AG increased to €4.284 billion, from €4.151 billion in fiscal 2012.

Basic earnings per share were €5.08 in fiscal 2013, up from €4.74 in fiscal 2012, reflecting higher Net income attributable to shareholders of Siemens AG, and a lower number of weighted average shares outstanding due to share buybacks in fiscal 2013. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 35.

SEGMENT INFORMATION ANALYSIS

Energy

	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,955	1,901	3%
Profit margin	7.3%	6.9%
Orders	28,797	26,930	7%	8%	(2)%	1%
Total revenue	26,638	27,736	(4)%	(3)%	(2)%	0%
External revenue	26,386	27,501	(4)%
therein:
Europe, C.I.S.(2), Africa, Middle East	14,346	14,261	1%
therein Germany	2,231	1,927	16%
Americas	7,153	8,141	(12)%
Asia, Australia	4,886	5,098	(4)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Energy reported a profit of €1.955 billion in fiscal 2013, up 3% year-over-year. The Sector took €301 million in charges under the “Siemens 2014” program, primarily for reducing its cost structure, adjusting capacity and improving its regional footprint. Fossil Power Generation contributed lower earnings than a year earlier, but still accounted for most of the Sector’s profit and was the highest profit performer among all Siemens Divisions. Profit at Oil & Gas increased year-over-year on substantially lower charges related to Iran. Wind Power’s profit remained on the same level as in fiscal 2012, despite €94 million in charges related to turbine blades. Power Transmission cut its loss nearly in half compared to the prior year, due mainly to substantially lower charges mainly related to grid-connections to offshore wind-farms. These charges totaled €171 million in fiscal 2013 compared to €570 million in fiscal 2012. The solar business was reclassified from discontinued operations to continuing operations in fiscal 2013 and is reported within Energy on a retrospective basis. The loss from the solar business was nearly unchanged year-over-year, at €255 million, compared to €258 million a year earlier. In the current fiscal year, the loss included impairments and costs associated with the ramp-down of the business of €181 million. In fiscal 2012, the loss included impairments of €150 million.

Revenue declined 4% compared to the prior-year period as declines at Fossil Power Generation and Power Transmission were only partially offset by increases at Wind Power and Oil & Gas. On a regional basis, revenue rose in Europe, C.I.S., Africa, Middle East and declined in other regions. Orders came in 7% higher due mainly to large orders at Wind Power in Europe, C.I.S., Africa, Middle East. Order intake was clearly higher in the Americas, while orders declined significantly in the Asia, Australia region. The book-to-bill ratio for Energy was 1.08, and its order backlog was €54 billion at the end of the fiscal year.

	Orders
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Fossil Power Generation	10,682	11,116	(4)%	(2)%	(2)%	0%
Wind Power	6,593	4,932	34%	34%	(2)%	1%
Oil & Gas	5,801	5,307	9%	9%	(2)%	2%
Power Transmission	5,700	5,824	(2)%	0%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein

	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Fossil Power Generation	10,239	11,161	(8)%	(7)%	(1)%	0%
Wind Power	5,174	5,066	2%	4%	(2)%	1%
Oil & Gas	5,152	5,115	1%	0%	(1)%	2%
Power Transmission	6,167	6,593	(6)%	(4)%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,			Year ended September 30,
	2013	2012	% Change	2013	2012
	(in millions of €)
Businesses
Fossil Power Generation	1,693	1,933	(12)%	16.5%	17.3%
Wind Power	306	304	1%	5.9%	6.0%
Oil & Gas	433	218	99%	8.4%	4.3%
Power Transmission	(156)	(302)	48%	(2.5)%	(4.6)%

Fossil Power Generation generated profit of €1.693 billion in fiscal 2013, significantly below €1.933 billion in fiscal 2012. The main drivers of the change were a decline in revenue in the solutions business and a less favorable revenue mix particularly in the products business. Both years included burdens on profit. In the current year, the Division recorded €129 million in “Siemens 2014” charges. A year earlier, charges of €152 million related to the Olkiluoto project in Finland were partly offset by an €87 million gain on the Division’s divestment of its joint venture stake in OAO Power Machines. Revenue was 8% lower year-over-year, resulting mainly from declining order intake for turnkey projects. On a geographic basis, revenue declined significantly in the Europe, C.I.S., Africa, Middle East region. Order intake was down 4%, as a substantial decrease in Asia, Australia and a moderate decline in the region Europe, C.I.S., Africa, Middle East were partially offset by a significant increase in the Americas.

Profit at Wind Power was €306 million in fiscal 2013, nearly unchanged from fiscal 2012. Both fiscal years included burdens on profit. In the current fiscal year, the Division took the €94 million in charges mentioned above, for inspecting and retrofitting installed onshore turbine blades, primarily in the U.S. A year earlier, profit was held back by a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Revenue was slightly higher than in the prior year as increases in Europe, C.I.S., Africa, Middle East and Asia, Australia more than compensated for a sharp decline in the Americas. The sharp decline in the Americas was due to the onshore wind farm business, where the U.S is the largest national market for Wind Power. New projects in the U.S. were halted or postponed in the latter half of 2012 due to uncertainty regarding continuation of production tax incentives. The resulting order gap led to a steep drop in fiscal 2013 revenue in the Americas compared to a year earlier. Order intake was up 34% year-over-year, due mainly to a much higher volume from large orders, which included several large offshore wind-farms in Europe, C.I.S., Africa, Middle East.

Profit at Oil & Gas almost doubled year-over-year, to €433 million, due primarily to substantially lower charges related to adjustments for long-term construction and service contracts with customers in Iran. In fiscal 2013, the Division recorded €46 million in these charges on Division profit in the first quarter as part of compliance with sanctions on Iran, primarily on its oil and gas industries, enacted in October 2012. In fiscal 2012, the Division recorded charges totaling €275 million related to Iran, mainly as a result of a revenue reduction of €282 million. For additional information regarding these adjustments, see Item 5: Operating and financial review and prospects—Fiscal 2012 compared to fiscal 2011—Adjustments for long-term contracts with customers in Iran. The Division also took €34 million in charges for the “Siemens 2014” program. Revenue was slightly higher compared to the prior year on increases in Europe, C.I.S., Africa, Middle East and the Americas, partially offset by a decrease in Asia, Australia. Order intake was up 9% as growth in Asia, Australia and Europe, C.I.S., Africa, Middle East more than offset a decline in the Americas.

Power Transmission sharply reduced its loss compared to fiscal 2012, to €156 million, despite €129 million in charges for the “Siemens 2014” program. The major factor in the change was lower project charges related mainly to grid connections to offshore wind-farms, which fell to €171 million from €570 million a year earlier. These charges were due to project delays resulting from regulatory complexity and the projects’ challenging marine environment, which required revised estimates of resources and personnel. Profit development was held back by margin compression related to these projects and orders booked in prior periods with significant pricing pressure. Operational challenges strongly cut back profit in the high-voltage products business. Revenue for the Division was down 6% year-over-year due to declines in Europe, C.I.S., Africa, Middle East and Asia, Australia. Orders came in 2% lower compared to the prior year, due in part to more selective order intake. On a regional basis, a decline in Europe, C.I.S., Africa, Middle East was partially offset by increases in other regions. The Division expects continuing challenges in coming quarters.

Healthcare

	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	2,048	1,815	13%
Profit margin	15.0%	13.3%
Orders	13,950	13,806	1%	4%	(3)%	0%
Total revenue	13,621	13,642	0%	2%	(3)%	0%
External revenue	13,598	13,600	0%
therein:
Europe, C.I.S.(2), Africa, Middle East	4,544	4,593	(1)%
therein Germany	995	1,056	(6)%
Americas	5,631	5,692	(1)%
Asia, Australia	3,422	3,315	3%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Healthcare Sector delivered €2.048 billion in profit in fiscal 2013, up significantly from the prior-year level with all businesses contributing to profit growth. Results for the year were positively influenced by lower charges associated with the Sector’s “Agenda 2013” initiative, which declined to €84 million from €184 million in fiscal 2012. Healthcare intends to maintain the achievements of the initiative going forward, including improvements in cost position and competitiveness. In particular, expenses for research and development and selling and general administrative expenses both declined compared to fiscal 2012. Effective January 1, 2013, results for Healthcare included negative effects on profit from an excise tax on medical devices which was introduced in the U.S., affecting most businesses in the Sector.

Profit at Diagnostics came in at €350 million compared to €314 million a year earlier. Profit development followed the pattern of the Sector with regard to “Agenda 2013,” including lower charges and improvements in cost position. In particular the charges fell to €35 million from €80 million in fiscal 2012. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €169 million in fiscal 2013. A year earlier, Diagnostics recorded €173 million in PPA effects.

Revenue for Healthcare in fiscal 2013 was nearly unchanged compared to fiscal 2012, while orders increased slightly year-over-year. On an organic basis, both revenue and orders were up. On a geographic basis, revenue growth in Asia, Australia was offset by declines in the other regions. Asia, Australia and the Americas drove order growth due to increases in China and the U.S. The book-to-bill ratio was 1.02, and Healthcare’s order backlog was €7 billion at the end of fiscal 2013.

Revenue at Diagnostics declined 1% in fiscal 2013, from €3.969 billion to €3.942 billion, and showed the same development as the Sector with regard to the regions. On comparable basis revenue was up 2%.

Industry

	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,478	2,448	(40)%
Profit margin	8.0%	12.6%
Orders	18,417	18,962	(3)%	(3)%	(1)%	1%
Total revenue	18,586	19,409	(4)%	(4)%	(1)%	1%
External revenue	16,943	17,772	(5)%
therein:
Europe, C.I.S.(2), Africa, Middle East	9,261	9,644	(4)%
therein Germany	4,198	4,464	(6)%
Americas	3,290	3,484	(6)%
Asia, Australia	4,393	4,644	(5)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2013, profit at Industry fell sharply to €1.478 billion, impacted by €424 million in charges for the “Siemens 2014” program primarily for improving the Sector’s global footprint and reducing costs associated with administrative processes. Profit development was held back also by lower revenue and a less favorable business mix, due mainly to continuing softness in the Sector’s short-cycle businesses. In addition, the Sector took €100 million in charges for two large projects at its metals technologies business.

The market environment for Industry through most of fiscal 2013 was clearly more challenging than a year earlier. Despite signs of stabilizing towards the end of the period, revenue declined moderately year-over-year on broad-based decreases at both Divisions and the metals technologies business. Orders for the Sector declined 3% year-over-year, as reported growth on larger orders at the end of the year was more than offset by a low order intake through most of fiscal 2013.

On a geographic basis, Industry’s orders and revenue both showed a broad-based decline in all three reporting regions. The book-to-bill ratio was 0.99, and Industry’s order backlog declined to €10 billion at the end of fiscal 2013.

	Orders
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	8,143	8,524	(4)%	(5)%	(1)%	2%
Drive Technologies	9,024	9,395	(4)%	(3)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	8,194	8,463	(3)%	(3)%	(1)%	1%
Drive Technologies	9,208	9,640	(4)%	(4)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,			Year ended September 30,
	2013	2012	% Change	2013	2012
	(in millions of €)
Businesses
Industry Automation	1,038	1,316	(21)%	12.7%	15.6%
Drive Technologies	527	970	(46)%	5.7%	10.1%

Profit at Industry Automation declined substantially year-over year, due in part to €114 million in charges for “Siemens 2014.” Continuing softness in the Division’s short-cycle markets led to lower revenue year-over-year and reduced capacity utilization. The Division took measures to improve its business mix via a ramp-down of certain low-margin activities, including the solar inverter business. In contrast, the Division’s industrial IT and software business contributed revenue and order growth year-over-year, due in part to recent acquisitions including LMS. Revenue for the Division overall came in 3% below the prior year, on declines in the Americas and Europe, C.I.S., Africa, Middle East. The Division’s moderate decline in orders year-over-year was evident in all three reporting regions, led by a clear decrease in the Americas.

In addition, the Division took PPA effects related to long-lived assets of LMS, which totaled €33 million for the year. Effects from deferred revenue adjustments and inventory step-ups related to LMS totaled an additional €43 million. Both fiscal years under review included PPA effects from the acquisition of UGS Corp., acquired in fiscal 2007. These effects were €147 million in fiscal 2013 and €149 million a year earlier.

Profit at Drive Technologies in fiscal 2013 came in at €527 million, a sharp decline from the prior-year level. The main impact was €243 million in charges for “Siemens 2014.” Profit development also included a revenue-driven decline due to challenging market conditions for the Division’s higher-margin short-cycle businesses and its offerings for renewable energy. On a geographic basis, both orders and revenue declined moderately on lower volume in all three reporting regions, particularly including Asia, Australia which showed a clear decline year-over-year.

Infrastructure & Cities

	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	306	1,102	(72)%
Profit margin	1.7%	6.3%
Orders	21,894	17,150	28%	28%	(3)%	2%
Total revenue	17,879	17,585	2%	1%	(1)%	2%
External revenue	17,128	16,731	2%
therein:
Europe, C.I.S.(2), Africa, Middle East	10,482	10,121	4%
therein Germany	2,633	2,880	(9)%
Americas	4,283	4,344	(1)%
Asia, Australia	2,363	2,267	4%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Profit at Infrastructure & Cities came in at €306 million in fiscal 2013, down from €1.102 billion a year earlier. The biggest factor in this decline year-over-year was €468 million in “Siemens 2014” charges, taken primarily to improve the Sector’s cost efficiency and regional footprint. These charges led to declines in profit at Power Grid Solutions & Products and Building Technologies, which otherwise showed strong profit performances. Transportation & Logistics took the largest part of the Sector’s “Siemens 2014” charges.

Furthermore, its profit was impacted by project charges of €270 million related to high-speed trains. In the prior fiscal year, charges related to these matters were sharply lower at €86 million. Transaction and integration costs related to its Invensys Rail acquisition, which closed in the third quarter of fiscal 2013, further impacted the Business’ profit year-over-year. As a result of the above mentioned factors, Transportation & Logistics posted a loss in the current fiscal year, compared to a profit in the prior fiscal year.

Revenue was up 2% compared to the prior fiscal year, as increases at Transportation & Logistics and Power Grid Solutions & Products more than offset a slight decline at Building Technologies. Orders for the Sector rose substantially year-over-year. This growth was driven by Transportation & Logistics, which recorded a sharply higher volume from major orders compared to the prior fiscal year including €3.0 billion for trains and maintenance in the U.K. Orders for Power Grid Solutions & Products were also higher year-over-year, while orders for Building Technologies came in near the prior-year level. On a regional basis, revenue rose in Europe, C.I.S., Africa, Middle East and in Asia, Australia. Regional order development was similar but even more pronounced. The large contract awards mentioned above drove growth in Europe, C.I.S., Africa, Middle East. Orders in Asia, Australia were also up substantially. On a book-to-bill ratio of 1.22, Infrastructure & Cities’ order backlog rose to €29 billion at the end of fiscal 2013.

	Orders
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Transportation & Logistics	10,040	5,382	87%	85%	(5)%	6%
Power Grid Solutions & Products	6,392	6,275	2%	4%	(2)%	0%
Building Technologies	5,769	5,809	(1)%	0%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Transportation & Logistics	6,318	5,969	6%	2%	(2)%	6%
Power Grid Solutions & Products	6,102	6,068	1%	3%	(2)%	0%
Building Technologies	5,754	5,820	(1)%	0%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,			Year ended September 30,
	2013	2012	% Change	2013	2012
	(in millions of €)
Businesses
Transportation & Logistics	(448)	236	n/a	(7.1)%	4.0%
Power Grid Solutions & Products	403	457	(12)%	6.6%	7.5%
Building Technologies	351	379	(7)%	6.1%	6.5%

Transportation & Logistics posted a loss of €448 million in the current fiscal year, compared to profit of €236 million a year earlier. The two main factors for the change were sharply higher project charges year-over-year, which included the above mentioned €270 million from delays for receiving certification for new high-speed trains in fiscal 2013, up from €86 million for these matters in the prior fiscal year, and €267 million in charges related to “Siemens 2014.” The latter charges include a goodwill impairment of €46 million on the airport logistics and postal automation business which Transportation & Logistics intends to sell. Profit development for the fiscal year was also held back by low margins associated with large long-term contracts. The acquisition of Invensys Rail during the third quarter of fiscal 2013 resulted in €76 million in transaction and integration costs for the fiscal year and PPA effects of €23 million. Revenue for the Business rose 6% while orders were up 87%, due primarily to a sharply higher volume from major orders year-over-year, including the above-mentioned €3.0 billion order in the U.K. Both revenue and order growth benefited from the acquisition of Invensys Rail.

Profit at Power Grid Solutions & Products came in at €403 million, down from €457 million a year earlier. The decline was due to €97 million in “Siemens 2014” charges. Revenue and orders increased slightly year-over-year. On a regional basis, revenue was higher in Asia, Australia and the Americas and declined slightly in Europe, C.I.S., Africa, Middle East. Orders rose in Asia, Australia and Europe, C.I.S., Africa, Middle East, only partly offset by a decline in the Americas.

Profit at Building Technology declined to €351 million in fiscal 2013, from €379 million a year earlier as the Division absorbed €100 million in “Siemens 2014” charges in the current period. Selective order intake led to a more favorable business mix compared to the prior fiscal year, particularly including Building Technologies’ higher-margin product and service business. It also led to a slight decline in revenue and orders year-over-year. On a regional basis, lower volume was due mainly to the Americas.

Equity Investments

In fiscal 2013, Equity Investments recorded a profit of €396 million, compared to a loss of €549 million a year earlier. This improvement year-over-year was due mainly to a sharply lower loss related to our share in NSN, which declined to €76 million from €741 million a year earlier. In addition, results related to NSN in fiscal 2013 benefited from a positive effect of €301 million stemming from a partial reversal of a fiscal 2009 impairment of our stake in NSN, and a gain of €76 million from the sale of the NSN stake in the fourth quarter of fiscal 2013. The equity investment loss related to our share in EN widened to €96 million in fiscal 2013 from a loss of €23 million a year earlier. The loss in the current period was due largely to additions to Siemens’ net investment in EN, which resulted in the recognition of previously unrecognized losses. Profit at Equity Investments in both fiscal years included equity investment income related to our stake in BSH.

Financial Services (SFS)

	Year ended September 30,
	2013	2012	% Change
	(in millions of €)
Income before income taxes	409	479	(14)%
Total assets	18,661	17,405	7%

Profit (defined as income before income taxes) at SFS came in at €409 million, compared to €479 million in the prior-year period, which benefited from a €78 million gain on the sale of a portion of SFS’s stake in Bangalore International Airport Limited. SFS continued to successfully execute its growth strategy and higher total assets year-over-year helped generate a higher interest result compared to the prior-year. The current period was affected by burdens including a €52 million impairment of SFS’s equity stake in a power plant project in the U.S.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and to SFS because the Company’s management has determined that such items are not indicative of the Sectors’ and SFS’ respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a loss of €12 million in fiscal 2013, compared to a loss of €29 million in fiscal 2012.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €171 million in fiscal 2013, compared to €115 million in fiscal 2012. This increase was due in part to higher income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions reported a loss of €839 million in fiscal 2013 compared to a loss of €668 million in fiscal 2012. The loss at Corporate items was €419 million, compared to a loss of €261 million in fiscal 2012 which included positive effects related to legal and regulatory matters. Centrally carried pension expense totaled €420 million in fiscal 2013, compared to €407 million in fiscal 2012.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €70 million in fiscal 2013, compared to a positive €23 million in the same period a year earlier. The change year-over-year included lower results from Corporate Treasury activities, due mainly to lower interest income from liquidity compared to the prior-year period.

FISCAL 2012 COMPARED TO FISCAL 2011

ADJUSTMENTS FOR LONG-TERM CONTRACTS WITH CUSTOMERS IN IRAN

As described in more detail in Item 5: Operating and financial review and prospects—Fiscal 2013 compared to fiscal 2012—Results of Siemens, we have decided that, subject to certain limited exceptions, we will not enter into new contracts with customers in Iran and have issued group-wide policies establishing the details of our general decision. However, we are still party to a number of long-term construction and service contracts that were entered into prior to this general decision and were permitted under our policies at the time these contracts were entered into.

Our Iran policies, which are designed to ensure compliance with applicable sanctions, require the termination of contracts with Iranian customers when it is contractually permissible. The contracts with our Iranian customers include termination clauses for the event of a payment default and/or force majeure. The force majeure clause is applicable if, for example, business transactions with the customer and/or the products and services agreed upon in the contract are subject to sanctions.

Based on economic and political developments in the fourth quarter of fiscal 2012, we concluded at the end of fiscal 2012 that payment defaults under most of our existing contracts with Iranian customers were highly probable. Specifically, over the course of fiscal 2012, the U.S., the EU and other countries had imposed new sanctions or tightened existing sanctions against Iran. As a direct effect of these sanctions, Iranian oil exports decreased and restrictions on monetary transactions were implemented. Throughout fiscal 2012, decreasing cash flows from oil exports triggered an economic crisis in Iran that deepened in the fourth quarter of fiscal 2012. This economic crisis led to a material devaluation of the Iranian Rial, an increase in inflation and domestic political conflicts. In addition, conflicts with neighboring countries and discussions about the Iranian nuclear program intensified during fiscal 2012. Against this background, we observed delays in receipt of advance payments due from our Iranian customers towards the end of fiscal 2012 and, as of the end of fiscal 2012, expected that there was a high probability of such payment delays becoming more significant in fiscal 2013, inevitably leading to payment defaults.

We also believed that it was highly probable that we would be required to terminate certain contracts with our Iranian customers due to force majeure. Blacklistings of customers, end customers or their shareholders are generally considered to be force majeure events. In fact, one of our customers had previously been blacklisted by the EU in fiscal 2012 and appealed the blacklisting. Given that the final EU court decision was not available and that we expected further EU sanctions later in the 2012 calendar year, we subsequently concluded as of September 30, 2012 that it was highly probable that we would be required to terminate the contracts with that customer due to force majeure.

Based on these considerations, we analyzed each contract with our Iranian customers individually against the background of our Iran policies in the fourth quarter of fiscal 2012 and assessed if either the payment default scenario or the force majeure scenario triggered a change in accounting estimate. Based on this analysis we grouped our Iran contracts into contracts to be continued because management’s best estimate was that these contracts would not be terminated and contracts to be terminated based on management’s best estimate that these contracts would be terminated due to expected payment defaults or due to force majeure. During fiscal 2013, we terminated one of our largest contracts with Iranian customers as well as several small contracts. For the remaining contracts, we continuously reviewed whether changes in facts and circumstances, such as changes in applicable sanctions, would require a change in management’s best estimate regarding the continuation or termination of the contracts. As of September 30, 2013, we considered the termination of the remaining contracts that we expected to terminate at the end of fiscal 2012 still highly probable, except for two minor contracts the termination of which was no longer considered to be contractually permissible.

For contracts to be continued, the worsened creditworthiness led to uncertainty about the collectability of amounts already included in revenue and in income from continuing operations. Uncollectable amounts or amounts for which recovery had ceased to be probable were recognized as an expense.

For contracts to be terminated, certain goods or services that were originally agreed under the relevant contract would not be delivered or rendered to the customer. The scope of the contract and thereby its volume decreased as a result of the expected termination. This decrease in total contract volume is reflected in decreased total contract revenue and decreased total contract costs. The absolute and relative decrease in total contract revenue and total contract costs, however, is not identical for each contract for a number of reasons. As our contracts often require that we give prior notice of termination, we have to continue to perform during the notice period and generally incur contract costs during this period. In addition, some expected future contract-specific components were sub-contracted and could not be cancelled by us without incurring additional costs, for example due to damage payments. These and other expected future contract costs until completion under the revised scope had to be considered in the accounting for construction contracts even though the related contract revenue would no longer be generated due to the termination of the contract.

As a result of the analysis, we determined that adjustments in accordance with the requirements of IAS 11 had to be made to a number of the contracts reviewed. The adjustments in the fourth quarter of fiscal 2012 resulted in a reduction of income from continuing operations before income taxes of €347 million. The reduction was due mainly to a reversal of revenue of €389 million, predominantly in the Energy Sector, which was partly compensated by adjustments in cost of sales. In our segment reporting, profits of the Energy and Infrastructure and Cities Sectors were reduced by €327 million and €20 million, respectively.

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2012:

Orders and revenue

Revenue increased steadily quarter by quarter throughout fiscal 2012 and came in at €77.395 billion, up 7% from the prior-year period. Revenue growth included increases in all Sectors and all three reporting regions, supported by Siemens’ strong order backlog. Slowing growth in the world economy was evident in the development of orders, which decreased 10% year-over-year primarily due to substantially lower volume from large orders compared to the prior-year period. This resulted in a book-to-bill ratio of 0.98 for Siemens in fiscal 2012. On an organic basis, excluding currency translation and portfolio effects, orders decreased 13% and revenue came in 3% above the prior year. The order backlog (defined as the sum of order backlogs of our Sectors) was €97 billion as of September 30, 2012, unchanged from the prior year level, including positive currency translation effects of €3 billion.

	Orders (location of customer)
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	38,536	46,958	(18)%	(19)%	1%	1%
therein Germany	9,871	17,329	(43)%	(43)%	0%	0%
Americas	21,539	21,351	1%	(5)%	5%	1%
therein U.S.	14,727	15,063	(2)%	(9)%	6%	1%
Asia, Australia	15,863	16,228	(2)%	(7)%	4%	0%
therein China	6,017	6,204	(3)%	(10)%	8%	0%

Siemens	75,939	84,537	(10)%	(13)%	2%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers in fiscal 2012 declined 10% overall, with results varying among the Sectors. Orders for Healthcare were up 5%, with most of its businesses contributing increases, and were level in Industry. Order intake declined in Energy and Infrastructure & Cities due to substantially lower volumes from large orders compared to the prior-year period, which included a number of orders for large wind-farms in Energy and a €3.7 billion order for trains in Germany won by Infrastructure & Cities. Orders from emerging markets on a global basis declined 6%, less than orders overall, and accounted for €26.175 billion, or 34%, of total orders for fiscal 2012.

In the region Europe, C.I.S., Africa, Middle East, orders declined 18% including double-digit decreases in Infrastructure & Cities and Energy, which were due to the high basis of comparison from large orders mentioned above. This high basis of comparison was also the primary factor in the order decline in Germany. Orders for Industry in the region were level compared to the prior-year period and Healthcare’s orders came in slightly below the level of fiscal 2011. In the Americas, order intake rose slightly on increases in three of the four Sectors. The Energy Sector showed a moderate decrease due in part to a lower volume from large orders compared to the prior-year period. Order intake in the Asia, Australia region showed a slight decrease in fiscal 2012. Double-digit order growth in Healthcare was more than offset by decreases in the other Sectors.

	Revenue (location of customer)
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	39,947	38,545	4%	2%	1%	0%
therein Germany	11,049	10,788	2%	2%	0%	0%
Americas	22,078	19,775	12%	5%	6%	1%
therein U.S.	15,946	13,735	16%	7%	8%	1%
Asia, Australia	15,370	14,206	8%	4%	5%	0%
therein China	6,322	6,346	0%	(7)%	7%	(1)%

Siemens	77,395	72,526	7%	3%	3%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 7% compared to fiscal 2011, including increases in all Sectors. Strong conversion from the Sectors’ order backlogs played a major role in broad-based revenue growth. Energy revenue increased significantly in fiscal 2012 and Healthcare revenue increased 9%. Revenue in Industry and Infrastructure & Cities showed a moderate growth compared to the prior-year period. On a global basis, emerging markets grew 7%, and accounted for €25.525 billion, or 33%, of total revenue in fiscal 2012.

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

Consolidated Statements of Income

	Year ended September 30,
	2012	2011	% Change
	(in millions of €)
Gross profit	21,925	21,907	0%
as percentage of revenue	28.3%	30.2%	—
Research and development expenses	(4,245)	(3,903)	(9)%
as percentage of revenue	5.5%	5.4%	—
Selling and general administrative expenses	(11,043)	(10,146)	(9)%
as percentage of revenue	14.3%	14.0%	—
Other operating income	523	555	(6)%
Other operating expenses	(364)	(501)	27%
Income (loss) from investments accounted for using the equity method, net	(333)	146	n/a
Interest income	939	845	11%
Interest expenses	(760)	(786)	3%
Other financial income (expenses), net	(5)	646	n/a
Income from continuing operations before income taxes	6,636	8,763	(24)%
Income tax expenses	(1,994)	(2,137)	7%
as percentage of income from continuing operations before income taxes	30%	24%	—
Income from continuing operations	4,642	6,625	(30)%
Loss from discontinued operations, net of income taxes	(360)	(726)	50%
Net income	4,282	5,899	(27)%
Net income attributable to non-controlling interests	132	176	—
Net income attributable to shareholders of Siemens AG	4,151	5,723	(27)%

Income from continuing operations before income taxes was 6.636 billion in fiscal 2012. While this was one of our highest results ever, it was substantially lower than in fiscal 2011. The primary factors in the decline were cost of sales; research and development expenses; selling and general administrative expenses; and income (loss) from investments accounted for using the equity method, net. In addition, fiscal 2011 included substantially higher financial income associated with a major divestment. Each of these factors is described in more detail below. Other line items in the Consolidated Statements of Income are discussed in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Notes 5, 6 and 8.

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

Furthermore, all Sectors increased their spending for selling and administrative expenses and research and development expenses in anticipation of an improving global economic environment in the second half of the fiscal year. In fact, global economic growth slowed instead of picking up in the second half, leaving the Sectors with cost positions that adversely affected income. For more details on our research and development activities, including a split of research and development expenses for the Sectors, see Item 4: Information on the Company—Research and development.

Income (loss) from investments accounted for using the equity method, net swung from a positive €146 million in fiscal 2011 to a negative €333 million in fiscal 2012. The primary factor was Nokia Siemens Networks Holding B.V. (NSN), which took substantial restructuring charges in connection with repositioning its business. This in turn led to an equity investment loss of €741 million associated with NSN, compared to a loss of €280 million in the prior year. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 7.

Income from continuing operations before income taxes in fiscal 2011 benefited from a gain of €1.520 billion on the sale of Energy’s interest in Areva NP S.A.S. (Areva NP), partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with our decision to exit our nuclear power joint venture with Areva S.A. (Areva). The net effect of these factors is included in Other financial income (expenses), net. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 8.

In fiscal 2012, Income from continuing operations before income taxes included €148 million in gains related to changes in other post-employment benefits (OPEB) in the U.S., more than offset by profit impacts of €347 million, primarily in the Energy Sector, related to adjustments for long-term contracts with customers in Iran. These gains and impacts were distributed among various line items.

As a result of these developments, Income from continuing operations before income taxes declined 24%. Income taxes declined 7% year-over-year. The effective tax rate was 30%. For comparison, the effective tax rate of 24% in fiscal 2011 benefited from the mainly tax-free Areva disposal gain. Income from continuing operations was €4.642 billion in fiscal 2012, compared to €6.625 billion in fiscal 2011.

Loss from discontinued operations, net of income taxes in fiscal 2012 was €360 million, compared to €726 million in fiscal 2011. Loss from discontinued operations, net of income taxes was comprised of the following:

	Year ended September 30,
	2012	2011	% Change
	(in millions of €)
Siemens IT Solutions and Services	40	(835)	n/a
OSRAM	(135)	293	n/a
Other	(265)	(184)	34%

Results related to Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) in the fourth quarter of fiscal 2011, differed substantially year-over-year. In fiscal 2012, income was a positive €40 million, compared to a loss of €835 million in fiscal 2011, which included significant expenses related to the disposal.

Results for OSRAM in fiscal 2012 included a non-cash effect of a negative €443 million (pretax). This effect arose from the fact that Siemens no longer considered it highly probable to complete its original plan to dispose of OSRAM via an initial public offering (IPO) in the third quarter of fiscal 2012, and therefore had to recognize accumulated depreciation, amortization, impairments and equity pick-ups related to OSRAM which under IFRS were not recognized beginning with the announcement of the IPO plan in March 2011. While revenue rose 7% year-over-year, benefiting from currency translation and portfolio effects, ongoing market challenges held back profit development.

Discontinued operations also include our Water Technologies Business Unit and certain remaining items related to former activities that were disposed of in prior years. Fiscal 2012 included pretax expenses of

€143 million related to a settlement with the Greek State, and negative tax effects of €115 million, both related to former Com activities. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

Net income for Siemens in fiscal 2012 declined to €4.282 billion from €5.899 billion in fiscal 2011. Net income attributable to shareholders of Siemens AG was €4.151 billion, down from €5.723 billion in fiscal 2011.

SEGMENT INFORMATION ANALYSIS

Energy

	Year ended September 30,		% Change		therein

	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,901	3,864	(51)%
Profit margin	6.9%	15.5%
Orders	26,930	31,823	(15)%	(19)%	2%	2%
Total revenue	27,736	24,884	11%	7%	3%	1%
External revenue	27,501	24,630	12%
therein:
Europe, C.I.S.(2), Africa, Middle East	14,261	13,665	4%
therein Germany	1,927	1,667	16%
Americas	8,141	7,096	15%
Asia, Australia	5,098	3,869	32%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Energy reported a profit of €1.901 billion in fiscal 2012, a sharp decrease compared to fiscal 2011. Sector profit was held back by project charges related to offshore grid connection projects totaling €570 million. In the fourth quarter of fiscal 2012, Siemens recorded adjustments for long-term contracts with customers in Iran, which reduced Sector profit by €327 million, mainly at Oil & Gas. Energy also recorded burdens of €152 million associated with the Olkiluoto project in Finland. In addition, Energy’s business expansion strategy resulted in higher selling and general administrative expenses as well as higher research and development expenses, and profit development was also held back by a less favorable revenue mix. The solar business posted a loss of €258 million in fiscal 2012, compared to a loss of €366 million in fiscal 2011; both years included impairment charges, €150 million in fiscal 2012 and €231 million in fiscal 2011. For comparison, profit of €3.864 billion in fiscal 2011 benefited from the Areva NP gain of €1.520 billion mentioned earlier, only partly offset by the €682 million profit impact related to the arbitration decision discussed earlier and the Sector’s €60 million share of special employee remuneration costs.

Revenue rose on conversion from the Sector’s strong order backlog in all three reporting regions, including a substantial increase in Asia, Australia. Orders came in 15% lower compared to fiscal 2011, when the Sector recorded a substantially larger volume from major orders. This comparison effect was particularly notable in Europe, C.I.S., Africa, Middle East. Energy’s book-to-bill ratio for fiscal 2012 was 0.97 and its order backlog was €55 billion at the end of the period.

	Orders
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Fossil Power Generation	11,116	12,487	(11)%	(17)%	2%	4%
Wind Power	4,932	6,461	(24)%	(26)%	2%	0%
Oil & Gas	5,307	5,551	(4)%	(10)%	2%	3%
Power Transmission	5,824	7,271	(20)%	(21)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Fossil Power Generation	11,161	10,203	9%	5%	3%	2%
Wind Power	5,066	3,686	37%	29%	8%	0%
Oil & Gas	5,115	4,719	8%	3%	2%	3%
Power Transmission	6,593	6,334	4%	2%	2%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,		% Change	Year ended September 30,
	2012	2011		2012	2011
	(in millions of €)
Businesses
Fossil Power Generation	1,933	2,837	(32)%	17.3%	27.8%
Wind Power	304	357	(15)%	6.0%	9.7%
Oil & Gas	218	467	(53)%	4.3%	9.9%
Power Transmission	(302)	566	n/a	(4.6)%	8.9%

Fossil Power Generation generated profit of €1.933 billion on strong profit contributions from the service and products businesses, while results from the solutions business were significantly lower due to a less favorable project mix compared to fiscal 2011. Profit benefited from a €87 million gain from the sale of the 25% interest in OAO Power Machines. In addition, the Division recorded higher selling expenses compared to fiscal 2011. For comparison, profit in fiscal 2011 included the €1.520 billion Areva NP gain and a more favorable project mix in the component business, partly offset by the €682 million Areva arbitration impact. Profit in both years was burdened by charges related to the Olkiluoto project in Finland, amounting to €152 million in the fiscal 2012 and €87 million in fiscal 2011. Revenue rose 9% year-over-year, with substantial growth in Asia, Australia and significant growth in the Americas more than offsetting a moderate decline in Europe, C.I.S., Africa, Middle East. Due to a lower volume from major orders, fiscal 2012 orders came in 11% lower than in fiscal 2011, including a substantial decline in Europe, C.I.S., Africa, Middle East.

Profit at Wind Power was lower year-over-year. Positive contributions from substantially higher revenue were offset by higher expenses for research and development, higher selling expenses associated with expansion, a less favorable revenue mix, and increased pricing pressure. In addition, earnings came in lower due to a

€32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Revenue rose 37% year-over-year, due to conversion of large orders into current business mainly in Europe, C.I.S., Africa, Middle East, and, to a lesser degree, in the Americas and Asia, Australia. Revenue growth was supported clearly by positive currency translation effects. Orders were down 24% due primarily to a lower volume from large offshore orders in Germany. Order intake in the U.S. was down compared to fiscal 2011. With the expected near-term expiration of tax incentives in the U.S., orders in that country nearly ceased towards the end of fiscal 2012.

Profit at Oil & Gas declined sharply year-over-year from fiscal 2011. The adjustments for long-term contracts with customers in Iran mentioned above reduced profit of the Division by €275 million. In other respects, Oil & Gas performed well, including a higher earnings contribution from its services business as well as from its turbines business. Revenue increased clearly due primarily to growth in Asia, Australia. Orders decreased substantially in Asia, Australia, taking orders lower for the Division overall.

Power Transmission reported a loss of €302 million for fiscal 2012, compared to profit of €566 million for fiscal 2011. The major factor was €570 million in project charges related primarily to technically complex grid connections to offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. In addition, profit was impacted by charges totaling €66 million to address structural issues in the transformers business. Earnings were also held back by a less favorable revenue mix, due in part to low-margin orders booked during prior periods with significant pricing pressure. These factors were only partly offset by the release of a provision of €64 million related to a successful project completion. For comparison, profit in fiscal 2011 included charges of €57 million, including for staff reduction measures, associated with optimizing the Division’s global manufacturing footprint. Order intake decreased 20% compared to fiscal 2011, which included a higher volume from large orders and a sharp drop in orders in the solutions business due in part to more selective order intake. All three reporting regions saw lower orders.

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

The Healthcare Sector delivered €1.815 billion in profit in fiscal 2012, led by continued strong earnings performance from its imaging and therapy systems businesses. Results for the year were influenced by “Agenda 2013”, including €184 million in charges. Profit development also included higher expenses for research and development as well as higher selling and general administrative expenses, due in part for investments in product development and expanded sales activities in emerging markets. These effects were partly offset by the Sector’s €49 million portion of the OPEB-gain in the U.S. mentioned earlier and a net gain of €34 million from the successful pursuit of a patent infringement claim. For comparison, Healthcare profit in fiscal 2011 was held back by negative impacts related to particle therapy projects, primarily including €381 million in the third quarter when the Sector shifted the focus of certain projects primarily to research. Within this impact was a negative effect of approximately €100 million related to reducing revenue from prior periods. In addition, the Sector took €32 million in charges stemming from increased cost estimates for completing particle therapy contracts in the first quarter. Fiscal 2011 profit was held back also by the Sector’s €43 million share of the special employee remuneration allocation mentioned earlier and a loss of €32 million on the sale of a healthcare IT business in France.

Profit at Diagnostics came in at €314 million compared to €300 million a year earlier, driven primarily by higher revenue. In connection with the “Agenda 2013” initiative, Diagnostics took €80 million in charges in fiscal 2012 related to improving its cost position. For comparison, profit at Diagnostics in fiscal 2011 was impacted by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. PPA effects related to past acquisitions at Diagnostics were €173 million in fiscal 2012. A year earlier, Diagnostics recorded €169 million in PPA effects.

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

The Sector’s Diagnostics business contributed to overall growth. Revenue and orders were up 8% in fiscal 2012, both reaching €3.969 billion from €3.667 billion and €3.678 billion, respectively, in fiscal 2011. Diagnostics showed the same development as the Sector with regard to the regions. On an organic basis, both revenue and orders rose 4%.

Industry

	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	2,448	2,758	(11)%
Profit margin	12.6%	14.8%
Orders	18,962	19,140	(1)%	(3)%	2%	0%
Total revenue	19,409	18,601	4%	2%	2%	0%
External revenue	17,772	17,135	4%
therein:
Europe, C.I.S.(2), Africa, Middle East	9,644	9,254	4%
therein Germany	4,464	4,272	5%
Americas	3,484	3,085	13%
Asia, Australia	4,644	4,796	(3)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2012, profit at Industry declined 11% year-over year as market conditions for the Sector became less favorable in the second half of the period. This was particularly evident in China and to a lesser extent in Germany, two of the Sector’s most important national markets. Profit development in fiscal 2012 was also held back by a less favorable business mix as well as higher selling and general administrative expenses associated with innovation and growth opportunities. Furthermore, profit at Industry was impacted by market challenges for its renewable energy offerings. The Sector took €28 million in charges related to severance programs for adjusting capacity and adapting its portfolio primarily related to those offerings. These factors were only partially offset by Industry’s €30 million portion of the OPEB gain mentioned earlier. For comparison, profit in fiscal 2011 was burdened by Industry’s €75 million share of a special remuneration allocation.

Revenue in fiscal 2012 for Industry rose moderately year-over-year on broad-based increases across its businesses. Industry’s fiscal 2012 orders declined slightly compared to the prior fiscal year as higher orders at Industry Automation were more than offset by a decrease at Drive Technologies and the metal technologies business. On a regional basis, revenue was up in the Americas and Europe, C.I.S., Africa, Middle East, more than offsetting a decline in Asia, Australia. The decline in orders was due primarily to lower demand from Asia, Australia. Revenue and order development in fiscal 2012 benefited from positive currency translation effects. On a book-to-bill ratio of 0.98, Industry’s order backlog was €11 billion at the end of fiscal 2012, unchanged from a year earlier.

	Orders
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	8,524	7,939	7%	5%	2%	0%
Drive Technologies	9,395	9,995	(6)%	(8)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	8,463	7,985	6%	3%	2%	0%
Drive Technologies	9,640	9,179	5%	3%	2%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,			Year ended September 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Businesses
Industry Automation	1,316	1,417	(7)%	15.6%	17.7%
Drive Technologies	970	1,158	(16)%	10.1%	12.6%

Profit at Industry Automation declined 7% year-over year. The decline compared to the prior fiscal year was due mainly to a less favorable business mix, higher selling and general administrative expenses and lower earnings from the Division’s offerings for renewable energy. On growth in all three reporting regions, revenue for the Division was up 6% and orders increased 7% year-over-year. Both fiscal years under review included PPA effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €149 million in fiscal 2012 and €137 million in fiscal 2011.

Profit at Drive Technologies in fiscal 2012 came in at €970 million, down significantly from a year earlier also due mainly to a less favorable business mix, lower earnings from its offerings for renewable energy, and higher research and development as well as selling and general administrative expenses compared to fiscal 2011. The Division’s portion of the severance charges mentioned for the Sector was €20 million. While revenue for Drive Technologies grew moderately compared to fiscal 2011, orders declined clearly year-over year. On a regional basis, revenue growth was driven by the Americas and supported by moderate growth in Europe, C.I.S, Africa, Middle East. The decline in orders was due to weak demand from Asia, Australia.

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

In fiscal 2012, profit at Infrastructure & Cities came in at €1.102 billion, down slightly year-over-year. While the Power Grid Solutions & Products Business and the Building Technologies Division both improved profit in fiscal 2012 compared to fiscal 2011, profit at Transportation & Logistics declined substantially due mainly to €86 million in charges at a rolling stock project in Germany taken in fiscal 2012. Profit development for the Sector in fiscal 2012 was also held back by €42 million in charges related to severance programs. These negative effects were partly offset by a positive €50 million contribution from the Sector’s interest in AtoS and the Sector’s €30 million portion of the OPEB gain mentioned earlier. For comparison, profit in fiscal 2011 was burdened by the Sector’s €63 million share of a special employee remuneration allocation.

In fiscal 2012, revenue grew moderately year-over-year, as higher revenue in the regions America and Europe, C.I.S., Africa, Middle East more than offset a decline in Asia, Australia. Revenue growth in fiscal 2012 was driven by Power Grid Solutions & Products and Building Technologies. Revenue at Transportation & Logistics declined slightly year-over-year. Orders for the Sector decreased 20% in fiscal 2012 compared to fiscal 2011, which included a sharply higher volume from major orders at Transportation & Logistics. This included Siemens’ largest-ever train order in Germany, worth €3.7 billion, and a major order for high-speed trains in the U.K. As a result, fiscal 2012 orders came in substantially lower in Europe, C.I.S., Africa, Middle East. Order intake in fiscal 2012 was also clearly lower year-over-year in Asia, Australia, only partly offset by a slight increase in the Americas. On a book-to-bill ratio of 0.98, Infrastructure & Cities’ order backlog was €24 billion at the end of fiscal 2012, unchanged from a year earlier.

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

In fiscal 2012, profit at the Transportation & Logistics Business declined 35% year-over-year. This decline was due mainly to the above-mentioned €86 million in charges related to delays in fulfilling a rolling stock order in Germany. In addition, the revenue mix in fiscal 2012 was less favorable due to lower margins associated with large, long-term contracts from prior periods which Transportation & Logistics began to convert into current business in fiscal 2012. Revenue in fiscal 2012 came in slightly lower year-over-year, as higher revenue in the Europe, C.I.S., Africa, Middle East region was more than offset by lower revenue in Asia, Australia and the Americas. Order intake in fiscal 2012 decreased 46% year-over-year, due to the sharply higher volume from large orders a year earlier. This comparison effect was particularly evident in the Europe, C.I.S., Africa, Middle East region, where Transportation & Logistics won the above-mentioned large orders in fiscal 2011 for trains in Germany and the U.K.

The profit improvement at Power Grid Solutions & Products in fiscal 2012 was driven by the Business’ low and medium voltage activities. Profit from smart grid activities was held back by higher research and development and selling and general administrative expenses for growth initiatives. In fiscal 2012, revenue and orders increased clearly year-over-year, particularly including double-digit growth in the Americas.

Profit at Building Technologies in fiscal 2012 increased moderately year-over-year. Profit development in fiscal 2012 was held back by higher research and development and selling and general administrative expenses associated with growth initiatives. Growth in revenue and orders in fiscal 2012 compared to fiscal 2011 was driven by demand for the Division’s energy efficiency solutions. On a regional basis, revenue and orders were up in all three reporting regions.

Equity Investments

In fiscal 2012, Equity Investments recorded a loss of €549 million compared to a loss of €26 million in fiscal 2011. The difference year-over-year was due mainly to a sharply higher equity investment loss related to our share in NSN, which increased to €741 million in fiscal 2012 compared to a loss of €280 million a year earlier. NSN reported to Siemens that it took restructuring charges and associated items totaling €1.059 billion in fiscal 2012 up from €151 million in fiscal 2011. In fiscal 2012, NSN started implementing its previously announced global restructuring program aimed at maintaining its long-term competitiveness and improving profitability. Equity investment loss related to our share in EN declined to €23 million in fiscal 2012 compared to €46 million a year earlier. Losses in both fiscal years were partly offset by income from equity investments related to our share in BSH. Furthermore, results from Equity Investments in fiscal 2011 benefited from a €90 million gain on the sale of our share in KMW.

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

Corporate items and pensions

Corporate items and pensions totaled a negative €668 million in fiscal 2012 compared to a negative €742 million in fiscal 2011.

Corporate items were a negative €261 million in fiscal 2012 compared to a negative €356 million in fiscal 2011. The amount for fiscal 2012 benefited from positive effects related to legal and regulatory matters, compared to net expenses, including a provision of regional risks of €99 million, related to such matters in fiscal 2011. In addition, fiscal 2012 include an amount of €103 million related to reimbursements to AtoS, compared to €53 million in fiscal 2011. It also includes a net gain of €19 million related to a major asset retirement obligation, compared to a net loss of €28 million in fiscal 2011. Fiscal 2011 benefited from management’s allocation of €267 million of personnel-related costs related to special employee remuneration, which had been accrued in Corporate items in fiscal 2010. Within this amount, €240 million was allocated to the Sectors.

Centrally carried pension expense totaled €407 million in fiscal 2012, compared to €385 million in fiscal 2011.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2012, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €23 million, compared to a negative €90 million in fiscal 2011. The main factor of the improvement was Corporate Treasury activities, due mainly to positive changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management, partly offset by negative currency effects relating to corporate financing activities.

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

For the fiscal years ended September 30, 2013, 2012 and 2011 (in millions of €)

	Profit(1)			Income (loss) from investments accounted for using the equity method, net(2)			Financial income (expenses), net(3)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Sectors
Energy Sector	1,955	1,901	3,864	(39)	22	12	(27)	44	831
therein:
Fossil Power Generation	1,693	1,933	2,837	32	41	33	(13)	67	823
Wind Power	306	304	357	(8)	6	(3)	(6)	(5)	(3)
Oil & Gas	433	218	467	—	—	—	(3)	(4)	(3)
Power Transmission	(156)	(302)	566	20	25	35	(10)	(20)	10
Healthcare Sector	2,048	1,815	1,334	8	8	9	(18)	2	3
therein:
Diagnostics	350	314	300	—	—	—	(27)	9	5
Industry Sector	1,478	2,448	2,758	(4)	11	18	(17)	(14)	(1)
therein:
Industry Automation	1,038	1,316	1,417	—	1	7	(4)	(7)	—
Drive Technologies	527	970	1,158	(5)	10	7	(11)	(6)	(1)
Infrastructure & Cities Sector	306	1,102	1,126	26	25	18	2	29	(28)
therein:
Transportation & Logistics	(448)	236	365	18	15	11	(7)	(16)	(7)
Power Grid Solutions & Products	403	457	413	8	9	7	(6)	(4)	(4)
Building Technologies	351	379	364	—	1	1	—	(2)	(1)
Total Sectors	5,788	7,266	9,082	(10)	66	57	(60)	61	804

Equity Investments	396	(549)	(26)	372	(568)	(44)	7	7	13
Financial Services (SFS)	409	479	428	85	168	92	389	385	299
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(12)	(29)	(40)	69	7	12	(2)	—	—
Siemens Real Estate (SRE)	171	115	150	—	—	—	(110)	(112)	(82)
Corporate items and pensions	(839)	(668)	(742)	—	—	—	(249)	(305)	(339)
Eliminations, Corporate Treasury and other reconciling items	(70)	23	(90)	(6)	(5)	29	30	137	10

Siemens	5,843	6,636	8,763	510	(333)	146	5	173	705

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Item 18: Financial Statements—Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in Item 18: Financial Statements—Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €70 million, €85 million and €128 million for the fiscal years 2013, 2012 and 2011, respectively.

(Continued)

Adjusted EBIT(4)			Amortization(5)			Depreciation and impairments of property, plant and equipment and goodwill(6)			Adjusted EBITDA			Adjusted EBITDA margin
2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011

2,022	1,835	3,021	132	97	97	478	537	507	2,631	2,470	3,625	9.9%	8.9%	14.6%

1,674	1,825	1,981	19	21	15	143	142	125	1,835	1,988	2,121
320	303	364	32	27	9	103	100	63	454	430	435
436	222	470	49	38	26	79	71	63	564	330	560
(167)	(308)	520	13	11	10	114	109	87	(39)	(187)	617
2,059	1,804	1,322	314	377	320	323	349	324	2,696	2,530	1,967	19.8%	18.5%	15.7%

377	305	295	196	232	188	211	226	219	784	763	702
1,499	2,452	2,741	303	253	233	354	300	285	2,156	3,005	3,260	11.6%	15.5%	17.5%

1,041	1,323	1,409	240	195	178	123	114	105	1,404	1,631	1,692
542	966	1,152	56	48	45	219	172	163	817	1,187	1,360
278	1,048	1,136	154	112	115	226	165	163	657	1,324	1,414	3.7%	7.5%	8.3%

(459)	236	361	39	13	15	99	46	44	(321)	296	421
401	452	409	57	39	41	78	71	71	536	562	521
352	381	365	58	60	58	46	47	48	456	488	471
5,858	7,139	8,221	902	839	765	1,381	1,350	1,280	8,141	9,329	10,266

17	12	5	—	—	—	—	—	—	17	12	5
(64)	(73)	37	5	7	9	225	264	256	166	197	303

(80)	(36)	(52)	2	4	3	2	2	4	(76)	(31)	(44)
281	227	232	1	2	2	313	325	271	595	553	504
(590)	(363)	(402)	17	16	12	74	51	47	(499)	(296)	(343)

(94)	(109)	(129)	—	—	—	(34)	(41)	(50)	(128)	(151)	(179)

5,328	6,796	7,912	927	867	791	1,960	1,950	1,808	8,215	9,613	10,511

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

Financial management at Siemens is executed according to applicable laws and internal guidelines and regulations. It includes the following activities:

Liquidity management

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for Siemens and has primary responsibility for raising funds in the capital markets for Siemens through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy that is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. As of September 30, 2013, Siemens held €9.190 billion in cash and cash equivalents, mainly in euro, which were predominantly managed by Corporate Treasury. Especially since the beginning of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding very closely in order to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 30.

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

Financial risk management

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens’ interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. Especially since the beginning of the global financial market crisis, Siemens monitors counterparty risk in its financial assets and financial derivative instruments very closely. For more detailed information about financial risk management at Siemens, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32.

Management of post-employment benefits

Our funding policy for post-employment-benefits is part of our overall commitment to sound financial management, which includes a continuous analysis of the structure of our pension liabilities. For more detailed information about our pension plan funding, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital resources and requirements—Post-employment benefits.

Capital structure management

To effectively manage its capital structure, we seek to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For further information on capital structure management, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

CAPITAL STRUCTURE

As of September 30, 2013 and 2012 our capital structure was as follows:

	September 30,
	2013	2012	% Change
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	28,111	30,855	(9)%
As percentage of total capital	58%	60%
Short-term debt and current maturities of long-term debt	1,944	3,826
Long-term debt	18,509	16,880
Total debt	20,453	20,707	(1)%
As percentage of total capital	42%	40%
Total capital (total equity and total debt)	48,564	51,561	(6)%

For information on changes in equity and debt, see Item 5: Operating and financial review and prospects—Net assets position.

We believe that sustainable revenue and profit development can be achieved only on the basis of a healthy capital structure. A key consideration of our capital structure management is to maintain ready access to the capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5—1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). This financial performance measure indicates the approximate amount of time in years that would be needed to pay off Adjusted industrial net debt through continuing income, without taking into account interest, taxes, depreciation and amortization.

We calculate the item Adjusted industrial net debt as set forth in the table below. For further information on the calculation of Adjusted EBITDA (continuing operations), see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

	September 30,
	2013	2012
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	1,944	3,826
Plus: Long-term debt(1)	18,509	16,880
Less: Cash and cash equivalents	(9,190)	(10,891)
Less: Current available-for-sale financial assets	(601)	(524)

Net debt	10,663	9,292
Less: SFS Debt(2)	(15,600)	(14,558)
Plus: Post-employment benefits(3)	9,265	9,801
Plus: Credit guarantees	622	326
Less: 50% nominal amount hybrid bond(4)	(899)	(920)
Less: Fair value hedge accounting adjustment(5)	(1,247)	(1,670)

Adjusted industrial net debt	2,805	2,271

Adjusted EBITDA (continuing operations)	8,215	9,613

Adjusted industrial net debt / adjusted EBITDA (continuing operations)	0.34	0.24

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,247 million and €1,670 million for the fiscal year ended September 30, 2013 and 2012, respectively.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Post-employment benefits as presented in Item 18: Financial Statements—Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 31.

SFS’ capital structure differs from the capital structure for our industrial business, because SFS’ business is capital-intensive and requires larger amounts of debt to finance its operations, in particular to finance its asset growth strategy. The following table provides information on the capital structure of SFS as of September 30, 2013 and 2012:

	September 30,
	2013	2012
	(in millions of €)
Allocated equity	1,938	1,790
SFS Debt	15,600	14,558
Debt to equity ratio	8.05	8.13

For purposes of measuring capital efficiency at SFS, equity capital is allocated to SFS. Allocated equity capital differs from book capital as it is mainly determined and influenced by the size and quality of its portfolio of commercial finance assets, project and structured finance assets (primarily loans and leases) and equity investments. This allocation is designed to cover the risks of the underlying business. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

In August 2012 we announced, that we would adjust our capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. In fiscal 2012, we repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. At the beginning of fiscal 2013 we repurchased a further 14,746,786 treasury shares at a weighted average price of €78.14, and completed this share buyback program in November 2012. In addition, in fiscal 2013, we repurchased as many treasury shares as necessary to keep the number of treasury shares at a set level until the effective date of the spin-off of OSRAM and fulfilled commitments for share-based compensation through treasury shares.

In November 2013, we announced a new share buyback program. We intend to repurchase shares of up to €4 billion in volume within the next up to 24 months. The program will support our continued approach toward our capital structure target. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuances to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds.

In fiscal 2014, we may again fulfill commitments for share-based compensation through treasury shares. For additional information with respect to treasury shares, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 33.

CREDIT RATING

A key factor in maintaining a strong financial profile is our credit rating, which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification and our competitive market position. Our current corporate credit ratings from Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Services (S&P) are noted as follows:

	Moody’s	S&P
Long-term debt	Aa3	A+
Short-term debt	P-1	A-1+

On May 14, 2013, Moody’s changed its outlook for Siemens’ credit rating from “stable” to “negative,” stating that “despite the group’s substantial cost reduction initiatives, we expect its profitability, cash flow generation and capital structure to be weaker than anticipated in 2013 and 2014.” A rating outlook is an opinion regarding the likely direction of an issuer’s long-term credit rating over the medium-term. Rating outlooks of Moody’s fall into the following six categories: “positive,” “negative,” “stable,” “developing,” “ratings under review” or “no outlook.”

At the same time, Moody’s affirmed our “Aa3” long-term and our “P-1” short-term credit ratings. The classification “Aa” is the second highest category within Moody’s long-term credit rating scale. The numerical modifier “3” indicates a ranking in the lower end of that category. The classification “P-1” is the highest available rating in the prime rating system of Moody’s, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

S&P made no rating changes in fiscal 2013. S&P’s long-term credit rating for Siemens is “A+” and the rating outlook is “stable.” Within S&P’s long-term credit rating scale, “A” is the third-highest long-term rating category. The modifier “+” indicates that our long-term debt ranks in the upper end of the “A” category. Rating outlooks of S&P fall into the following four categories: “positive,” “negative,” “stable” or “developing.” S&P’s short-term rating is “A-1+,” which is the highest rating within S&P’s short-term rating scale.

The U.S. Securities and Exchange Commission granted Moody’s and S&P the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody’s and S&P allows us to raise funds in the capital markets with attractive conditions or to obtain flexible financing from banks. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. We expect no significant impact on our funding costs as a consequence of the changed rating outlook by Moody’s.

Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

INVESTING ACTIVITIES

Due to tight control of capital expenditures, additions to intangible assets and property, plant and equipment from continuing operations decreased from €2.195 billion in the prior year to €1.869 billion in fiscal 2013. Within the Sectors, in fiscal 2013 we directed significant portions of €1.350 billion of our additions to intangible assets and property, plant and equipment to investments for technological innovations, extending our capacities for designing, manufacturing and marketing new solutions and for the necessary replacements of these fixed assets. The majority of the additions in fiscal 2013 took place in the focus areas of investing activities described below, which will basically continue to be the focus areas regarding the investing activities of the Sectors in fiscal 2014. The remaining portion in fiscal 2013, €519 million, related mainly to SRE and its responsibility for uniform and comprehensive management of Company real estate worldwide.

Energy’s additions include investments mainly in improving the Sector’s global footprint to secure organic growth and competitiveness by improving its cost position and strengthening technological innovations. These investments include further spending in the extension of capacities and facilities especially for the technology-driven wind power market, particularly in northern Europe.

Healthcare’s investments are mainly driven by the medical imaging and therapy systems and laboratory diagnostics businesses. Large parts of the additions are related to intangible assets, such as licenses as well as developing and implementing software and IT solutions.

Industry spends a large portion of its additions to intangible assets, particularly software, and property, plant and equipment for additional capacities for innovative products, for optimization of its global footprint; and for the replacement of these fixed assets.

Infrastructure & Cities spends large amounts of its additions to intangible assets and property, plant and equipment for investments in innovations at the Power Grid Solutions & Products Business, particularly including the Low and Medium Voltage Division, and at the Building Technologies Division. The Sector also invests significant amounts in the replacement and expansion of technical equipment in order to improve productivity and its position in growing market segments, particularly at the Transportation & Logistics Business.

The changes of additions to intangible assets and property, plant and equipment from fiscal 2012 to 2013 were as follows:

For information with respect to acquisitions of businesses, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

CASH FLOWS—FISCAL 2013 COMPARED TO FISCAL 2012

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for fiscal 2013 and 2012 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011, and the Water Technologies Business Unit, which was classified as discontinued operations during the fourth quarter of fiscal 2013. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of fiscal 2011. In July 2013, Siemens successfully completed its spin-off and listing of OSRAM.

The cash flows from operating activities are presented using the indirect method, i.e. cash flows are determined by adjusting net income by using a reconciliation, considering the effects of non-cash items, changes during the period in assets and liabilities, particularly in operating net working capital, and all other items for which cash effects are investing or financing activities. Cash flows from investing and financing activities are determined on the basis of the direct method, whereby major classes of cash flows are disclosed.

We report Free cash flow as a supplemental liquidity measure, which is defined as cash flows from operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that a positive Free cash flow enables us to maintain a healthy capital structure, and that the presentation of Free cash flow also provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and of our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Year ended September 30,
Cash flows	2013	2012	2013	2012	2013	2012
	(in millions of €)
Cash flows from:
Operating activities	7,126	6,923	214	188	7,340	7,110
Investing activities	(4,836)	(5,029)	(240)	(656)	(5,076)	(5,685)
therein: Additions to intangible assets and property, plant and equipment	(1,869)	(2,195)	(142)	(215)	(2,012)	(2,410)
Free cash flow(1)	5,257	4,727	71	(27)	5,328	4,700
Financing activities	(3,422)	(3,523)	26	468	(3,396)	(3,055)

(1)	The closest comparable financial measure of Free cash flow under IFRS is the line item Cash flows from operating activities. Cash flows from operating activities from continuing operations as well as from continuing and discontinued operations is reported in Item 18: Financial Statements—Consolidated Statements of Cash Flows. Other companies that report Free cash flow may define and calculate this measure differently.

Cash flows from operating activities—Continuing operations provided cash for operating activities of €7.126 billion in fiscal 2013, compared to cash provided of €6.923 billion in the prior-year period. In both periods, the major component of cash inflows was income from continuing operations, which was €4.212 billion in fiscal 2013 compared to €4.642 billion in fiscal 2012. Included therein were amortization, depreciation and impairments of €2.888 billion and €2.818 billion, in fiscal 2013 and fiscal 2012, respectively. A build-up of operating net working capital led to cash outflows of €1.8 billion in fiscal 2013, compared to cash outflows of €0.8 billion in the prior-year. In both periods the increase in operating net working capital was due mainly to a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances primarily in the Energy Sector. Fiscal 2013 benefited from positive cash flow effects relating to the change of other assets and liabilities including the increase of personnel-related liabilities compared to a decrease in the prior year. Fiscal 2013 included cash outflows of approximately €0.4 billion corresponding to charges to income taken for the “Siemens 2014” program. For comparison fiscal 2012 included cash outflows of approximately €0.3 billion related to the revaluation of Healthcare’s particle therapy business for general patient treatment as well as Healthcare’s “Agenda 2013” initiative. Both fiscal years included interest received of €0.8 billion.

Discontinued operations provided cash of €214 million in fiscal 2013, compared to cash inflows of €188 million in the prior year. In both periods cash inflows related primarily to OSRAM.

Cash flows from investing activities—Cash used in investing activities for continuing operations amounted to €4.836 billion in fiscal 2013, compared to cash used of €5.029 billion in the prior-year period. Acquisitions of businesses, net of cash acquired, totaled €2.801 billion in the current period, including a preliminary purchase price payment (excluding cash acquired) of €1.987 billion for Infrastructure & Cities’ acquisition of Invensys Rail and €670 million for Industry’s acquisition of LMS International NV. SFS continued to successfully execute its asset growth strategy, and cash outflows for the change in receivables from financing activities amounted to €2.175 billion and €2.087 billion, in fiscal 2013 and 2012, respectively. The prior year included acquisitions of businesses, net of cash acquired, totaling €1.295 billion, including among others the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. In fiscal 2013 cash inflows of €2.463 billion for the disposal of investments, intangibles and property, plant and equipment included proceeds of €1.7 billion relating to the sale of our 50% stake in NSN and €0.3 billion relating to the sale of our AtoS convertible bonds. For comparison, cash inflows of €753 million in the prior year included proceeds from the sale of our interest in OAO Power Machines. Due to tight control of capital expenditures particularly within the Sectors, additions to intangible assets and property, plant and equipment from continuing operations decreased from €2.195 billion in the prior year to €1.869 billion in fiscal 2013.

Discontinued operations used cash of €240 million in fiscal 2013, compared to cash used of €656 million in the prior year, when cash outflows related to Siemens IT Solutions and Services included payments of a mid triple-digit million euro amount.

Free cash flow from continuing operations increased to €5.257 billion in fiscal 2013 from €4.727 billion a year earlier, reflecting a higher conversion of income into cash year-over-year. The increase of Free cash flow year-over-year was due to higher cash inflows from operating activities and lower additions to intangible assets and property, plant and equipment as discussed above.

Cash flows from financing activities—Continuing operations used cash for financing activities of €3.422 billion in fiscal 2013, compared to cash used of €3.523 billion in the same period a year earlier. As described in Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital resources and requirements—Debt and credit facilities, the current period included proceeds from the issuance of long-term debt of €3.772 billion related to the bonds issued and term loans taken. These cash inflows were more than offset by the repayment of long-term debt of €2.927 billion related mainly to the redemption of €2.0 billion fixed-rate-instruments and a US$1.0 billion floating-rate term loan and by the cash outflows for the purchase of treasury shares totaling €1.394 billion. The purchase of treasury shares was made primarily under Siemens’ share buyback program, which was completed in November 2012. For comparison, prior-year proceeds from the issuance of long-term debt were €5.113 billion, including the issuance of US$3.0 billion bonds with warrant units as well as the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches. These cash inflows were largely offset by the repayment of long-term debt of €3.218 billion in the prior year for the redemption of €1.55 billion in 5.25% fixed rate instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes and by the cash outflows for the purchase of treasury shares totaling €1.721 billion. Both periods included cash outflows for dividends paid to shareholders of Siemens AG, which were €2.528 billion (for fiscal 2012) in fiscal 2013 compared to €2.629 billion in fiscal 2012 (for fiscal 2011). In fiscal 2013 we recorded cash inflows of €298 million for financing of discontinued operations, compared to cash outflows of €506 million a year earlier. Discontinued operations are financed generally from Corporate Treasury. However, fiscal 2013 included an external term loan in the amount of €300 million, which was drawn by OSRAM near the effective date of its spin-off.

CASH FLOWS—FISCAL 2012 COMPARED TO FISCAL 2011

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for fiscal 2012 and 2011 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011, and the Water Technologies Business Unit, which was classified as discontinued operations during the fourth quarter of fiscal 2013. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of fiscal 2011. In July 2013, Siemens successfully completed its planned spin-off and listing of OSRAM.

	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Year ended September 30,
Cash flows	2012	2011	2012	2011	2012	2011
	(in millions of €)
Cash flows from:
Operating activities	6,923	8,140	188	(241)	7,110	7,899
Investing activities	(5,029)	(2,890)	(656)	(1,154)	(5,685)	(4,044)
therein: Additions to intangible assets and property, plant and equipment	(2,195)	(2,151)	(215)	(466)	(2,410)	(2,617)
Free cash flow	4,727	5,989	(27)	(707)	4,700	5,282
Financing activities	(3,523)	(6,970)	468	1,395	(3,055)	(5,575)

Cash flows from operating activities—Continuing operations provided cash of €6.923 billion in fiscal 2012, compared to cash provided of €8.140 billion in the same period a year earlier. In fiscal 2012 income from continuing operations was €4.642 billion. Therein included were amortization, depreciation and impairments of €2.818 billion. A build-up of operating net working capital reduced the cash inflows by €0.8 billion. The increase in operating net working capital was due mainly to a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances primarily in the Energy Sector due in part to lower orders year-over-year. Fiscal 2012 also included cash outflows of approximately €0.3 billion related to the revaluation of the commercial feasibility of Healthcare’s particle therapy business for general patient treatment as well as Healthcare’s “Agenda 2013” initiative. In fiscal 2011 income from continuing operations was €6.625 billion. Therein included were amortization, depreciation and impairments of €2.599 billion. Income from continuing operations also included the Areva NP disposal gain of €1.520 billion, partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with Siemens’ decision to exit its nuclear power joint venture with Areva, which was deducted in the Consolidated Statements of Cash Flows within the line item (Gains) losses on disposals of assets related to investing activities, net. A build-up of operating net working capital in fiscal 2011 reduced cash inflows near the level of fiscal 2012. Both periods included interest received of €0.8 billion.

Discontinued operations provided cash of €188 million in fiscal 2012, compared to cash used of €241 million in fiscal 2011. The largest factor of the change in cash flows year-over-year was lower cash outflows related to Siemens IT Solutions and Services, which a year earlier included higher payments in connection with the establishment of Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.

Cash flows from investing activities—Cash used in investing activities for continuing operations amounted to €5.029 billion in fiscal 2012 compared to cash used of €2.890 billion in fiscal 2011. The increase in cash outflows from investing activities was due mainly to lower proceeds from disposal of investments, intangibles and property, plant and equipment of €1.354 billion; to higher acquisitions of businesses, net of cash acquired, of €996 million; and to the higher build-up in receivables from financing activities of €317 million relating to SFS’s asset growth strategy. Proceeds of €753 million in fiscal 2012 from the disposal of investments, intangibles and property, plant and equipment included the sale of our 25% interest in OAO Power Machines, held by the Energy Sector. In fiscal 2011, proceeds from disposal of investments, intangibles and property, plant and equipment provided cash of €2.107 billion. This total included proceeds from the disposal of investments of

€1.587 billion, mainly related to the sale of our Areva NP stake for €1.7 billion in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision mentioned earlier, and the sale of our 49% minority stake in KMW. Cash inflows for fiscal 2011 also included higher proceeds from real estate disposals at SRE. Acquisitions of businesses, net of cash acquired, increased to €1.295 billion from €299 million in fiscal 2011, comprising several acquisitions of entities within the Sectors to optimize our business portfolio, including in fiscal 2012 the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. in the Energy Sector as mentioned earlier. The aggregate consideration of this acquisition, net of cash acquired, amounted to €461 million. In fiscal 2012, cash outflows for the purchase of investments of €252 million included the second installment payment in connection with our equity investment in A2SEA A/S, a supplier of installation services for the construction of offshore wind-farms. The equity investment is held by the Energy Sector. For comparison, purchase of investments of €889 million in fiscal 2011 included cash outflows relating mainly to €500 million in new equity, which we provided to NSN in exchange for preferred shares in order to further strengthen NSN’s financial position, an investment in the solar power business and the first installment payment for our equity investment in A2SEA A/S.

Discontinued operations used cash of €656 million in fiscal 2012, compared to cash used of €1.154 billion in fiscal 2011. These lower cash outflows related primarily to OSRAM, which a year earlier included payments related to the acquisition of Siteco. While both periods included cash outflows of a mid triple-digit million euro amount relating to Siemens IT Solutions and Services, these cash outflows were higher in fiscal 2011.

Free cash flow from continuing operations decreased year-over-year due primarily to cash flows from operating activities as discussed above.

Cash flows from financing activities—Continuing operations used cash of €3.523 billion in fiscal 2012, compared to cash used of €6.970 billion in fiscal 2011. The decrease in cash outflows in fiscal 2012 was due primarily to the proceeds from the issuance of long-term debt of €5.113 billion, including the issuance of US$3.0 billion bonds with warrant units in February 2012 as well as the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches in September 2012. These cash inflows were partly offset by the repayment of long-term debt of €3.218 billion relating to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. In fiscal 2012 we recorded also cash outflows of €1.721 billion relating to the purchase of 23,202,500 treasury shares at a weighted average share price of €76.14. For comparison, fiscal 2011 included the redemption of €2.0 billion in 5.75% bonds, a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. and higher cash outflows for financing discontinued operations. Both periods included cash outflows for dividends paid to shareholders of Siemens AG, which were €2.629 billion (for fiscal 2011) in fiscal 2012 compared to €2.356 billion (for fiscal 2010) in fiscal 2011.

CAPITAL RESOURCES AND REQUIREMENTS

Our capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds, and credit facilities. In addition to cash and cash equivalents and available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including cash outflows related to the growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with “Siemens 2014,” a company-wide program aimed at improving profitability in the Sectors.

Debt and credit facilities

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective ends of the reporting periods to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

	September 30,
	2013	2012
	(in millions of €)
Short-term debt and current maturities of long-term debt	1,944	3,826
Long-term debt	18,509	16,880
Total debt	20,453	20,707
Cash and cash equivalents	(9,190)	(10,891)
Available-for-sale financial assets (current)	(601)	(524)
Total liquidity	(9,790)	(11,415)

Net debt(1)	10,663	9,292

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises items as stated on Item 18: Financial Statements—Consolidated Statements of Financial Position.

The changes in Net debt from fiscal 2012 to 2013 may also be presented as follows:

Commercial paper program—We have a US$9.0 billion (€6.7 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. In fiscal 2013 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2013, we had no commercial paper outstanding. All commercial paper issued in fiscal 2013 was completely repaid within the year.

Notes and bonds—We have a “program for the issuance of debt instruments” (debt issuance program) of €15.0 billion in place which we update on a regular basis. The last update was made in May 2013. Under this program, we issued the following instruments:

•	In June 2013, we issued US$400 million in floating-rate instruments due in June 2020 (private placement).

•	In March 2013, we issued €2.25 billion and US$500 million in fixed-rate instruments in three tranches, comprising: €1.25 billion in 1.75% p.a. instruments due in March 2021, €1.0 billion in 2.875% p.a. instruments due in March 2028 and US$500 million in 1.5% p.a. instruments due in March 2018.

•	Also in March 2013, we issued US$100 million in 3.5% p.a. fixed-rate instruments due in March 2028 (private placement).

•	In September 2012, we issued €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches, comprising: €400 million in 0.375% p.a. instruments due in September 2014, €1.0 billion in 1.5% p.a. instruments due in March 2020, £350 million in 2.75% p.a. instruments due in September 2025 and £650 million in 3.75% p.a. instruments due in September 2042.

•	In February 2012, we issued US$400 million in floating-rate instruments (three months London Interbank Offered Rate (LIBOR) + 1.4% p.a.) due in February 2019 (private placement).

•	In February 2009, we issued €4.0 billion in fixed-rate instruments in two tranches, comprising: €2.0 billion in 4.125% p.a. instruments matured and redeemed at face value in February 2013, €2.0 billion in 5.125% p.a. instruments due in February 2017.

•	In June 2008, we issued €3.4 billion in fixed-rate instruments in three tranches, comprising: €1.2 billion in 5.25% p.a. instruments matured and redeemed at face value in December 2011, €1.0 billion in 5.375% p.a. instruments due in June 2014 and €1.2 billion in 5.625% p.a. instruments due in June 2018. In August 2008, we increased two of the three tranches of the €3.4 billion fixed-rate instruments by €750 million, comprising: €350 million in 5.25% p.a. instruments matured and redeemed at face value in December 2011 and €400 million in 5.625% p.a. instruments due in June 2018.

•	In March 2006, we issued US$1.0 billion in instruments in two tranches, comprising: US$500 million in floating-rate instruments (three months LIBOR + 0.15% p.a.) matured and redeemed at face value in March 2012 and US$500 million in 5.625% p.a. fixed-rate instruments due in March 2016.

The nominal amount outstanding under the debt issuance program was €10.9 billion as of September 30, 2013.

In February 2012, Siemens issued US$ fixed-rate bonds with warrant units in an aggregate principal amount of US$3.0 billion in two tranches, comprising: (1) US$1.5 billion in 1.05% p.a. instruments due in August 2017 and (2) US$1.5 billion in 1.65% p.a. instruments due in August 2019. Each of the US$1.5 billion bonds were issued with 6,000 detachable warrants. The warrants’ exercise price was fixed in Euro. The warrants were classified as equity instruments with a fair value of €126 million at issuance presented in capital reserves in line item Other changes in equity. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period for bond (1) and bond (2), which mature in August 2017 and August 2019, respectively. After the spin-off of OSRAM in fiscal 2013, the warrants entitle the holders to obtain OSRAM shares in addition to Siemens shares. Accordingly, the warrants no longer qualify as equity instruments since the approval of the spin-off in January 2013 and the warrants’ fair value of €163 million was reclassified from line item Capital reserves to non-current other financial liabilities. The warrants result in option rights relating to a total of 21.7 million Siemens AG shares. The equivalent amount of these bonds excluding warrant units outstanding was €2.2 billion as of September 30, 2013.

In September 2006, we issued a subordinated fixed-rate hybrid bond in two tranches, comprising: €900 million in 5.25% p.a. instruments and £750 million in 6.125% p.a. instruments, both tranches with a final legal maturity in September 2066. The Company has a call option after ten years or thereafter. If the instruments are not called, both tranches will become floating-rate instruments according to the conditions of the bond. The total nominal amount of our hybrid bond was €1.8 billion as of September 30, 2013.

In August 2006, we issued US$5.0 billion medium-term notes in four tranches, comprising: US$750 million in floating-rate instruments (three months LIBOR + 0.05% p.a.) matured and redeemed at face value in August 2009, US$750 million in 5.5% p.a. fixed-rate instruments matured and redeemed at face value in February 2012, US$1.750 billion in 5.75% p.a. fixed-rate instruments due in October 2016 and US$1.750 billion in 6.125% p.a. fixed-rate instruments due in August 2026. We may redeem, at any time, all or some of the fixed-rate instruments at the early redemption amount (call) according to the conditions of the instruments. The nominal amount of these US medium term notes outstanding was €2.6 billion as of September 30, 2013.

Assignable and term loans

•	In March 2013, we signed and fully drew two bilateral US$500 million floating-rate term loans (three months LIBOR +0.79% p.a.). Both loans are due in March 2018 and include options for two one-year extensions. The nominal amount outstanding was €0.7 billion as of September 30, 2013.

•	In June 2008, we issued four tranches of assignable loans with an aggregate amount of €1.1 billion: €370 million in floating-rate instruments (six months European Interbank Offered Rate (EURIBOR) + 0.55% p.a.) and €113.5 million in 5.283% p.a. fixed-rate instruments, both matured in June 2013 and €283.5 million in floating-rate instruments (six months EURIBOR + 0.7% p.a.) and €333 million in 5.435% p.a. fixed-rate instruments, both maturing in June 2015. Both floating-rate instruments were called in August 2011 and redeemed at face value in December 2011. In June 2013, we redeemed at face value the €113.5 million in 5.283% p.a. fixed-rate instruments.

Credit facilities—We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2013, consisted of €6.7 billion in committed, unused lines of credit. These facilities included:

•	US$3.0 billion undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a five year tenor and two one-year extension options, which was signed in September 2013. It replaced a US$4.0 billion syndicated multi-currency credit facility which expired in August 2013. The US$4.0 billion facility comprised a US$1.0 billion floating-rate term loan (three months LIBOR + 0.15% p.a.) which was drawn in January 2007 and redeemed at face value in August 2013 as well as an undrawn US$3.0 billion revolving tranche.

•	€4.0 billion undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a five year tenor and two one-year extension options, which was signed in April 2012. In February 2013, we extended this facility by one year, until April 2018. One one-year extension option is still remaining.

•	€450 million bilateral undrawn revolving credit facility provided by a domestic bank expired in September 2013. This credit facility has been extended to September 2014.

The maturity profile of the loans, notes and bonds described above is presented below:

As mentioned above, we maintain two lines of credit, in the amounts of €4.0 billion and US$3.0 billion, respectively. These two lines of credit provide their lenders with a right of termination in the event that

(1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million as mentioned above which may be terminated by the lender if major changes in Siemens AG’s corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature, and none of our global commercial paper and debt issuance programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

We mitigate the risk resulting from changes in the fair value of future changes relating to our loans, notes and bonds by using derivative financial instruments which allow us to hedge fair value changes by swapping fixed rates of interest rates to variable rates. As of September 30, 2013, 41% of our underlying loans, notes and bonds were changed from fixed interest rates into variable interest rates. In addition, in order to optimize our position with regard to interest income and interest expense and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, our Corporate Treasury performs a comprehensive corporate interest rate management, under which the interest rate risk relating to the SFS business and to the remaining group are managed separately. Further information about our bonds and the other components of our debt as well as about the use of financial instruments for hedging purposes is provided in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Notes 22, 31 and 32.

Contractual obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash relate to debt, purchase obligations and operating leases.

The following table summarizes our contractual obligations as of September 30, 2013 that will result in future cash outflows:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of €)
Debt	20,453	1,944	2,928	7,580	8,001
Purchase obligations	19,977	14,441	3,037	1,148	1,350
Operating leases	3,120	807	1,020	536	757

Total contractual obligations	43,550	17,192	6,985	9,264	10,108

Debt—As of September 30, 2013, Siemens had €20.453 billion of short- and long-term debt, of which €1.944 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. Further information about the components of debt is given in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 22.

Debt for Siemens as of September 30, 2013 consisted of the following:

	Short-term	Long-term	Total
	(in millions of €)
Notes and bonds	1,431	17,060	18,491
Loans from banks	412	1,233	1,645
Other financial indebtedness	82	106	188
Obligations under finance leases	20	110	130

Total debt	1,944	18,509	20,453

Purchase obligations—Purchase obligations include agreements to purchase goods or services, which are enforceable and legally binding and which specify all of the following items: (1) fixed or minimum quantities, (2) fixed, minimum or variable price provisions and (3) approximate timing of the transaction. As of September 30, 2013, Siemens had €19.977 billion in purchase obligations. These purchase obligations primarily related to agreements of our Sectors on the purchase of goods such as property, plant and equipment, intangible assets, raw materials and supplies or to the purchase of services such as advertising or maintenance. These purchase obligations have not been recognized as liabilities or expenses as of September 30, 2013.

In December 2010, Siemens and AtoS signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. The closing of the transaction was on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS provides managed services and system integration to Siemens. The expected remaining cash outflows from the outsourcing contract are included in these purchase obligations. For further information on that transaction, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

Operating leases—As of September 30, 2013, Siemens had a total of €3.120 billion in total future payment obligations under non-cancelable operating leases, mainly relating to SRE activities.

Other—Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection, which amounted to €1.096 billion as of September 30, 2013. The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 24.

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our post-employment benefits. As of September 30, 2013, our liability for post-employment benefits as recognized in the Consolidated Statements of Financial Positions amounted to €9.265 billion. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions used in calculating the defined benefit obligations (DBO), in particular the discount rates, compensation increase rates, pension progression rates and mortality rates. Actual developments may differ from assumptions due to changing economic and other conditions of the country in which the retirement plans are situated, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the funded pension plans during fiscal 2014 amount to €631 million, including contributions due to contractual and legal obligations of approximately €0.2 billion. Additional contributions to our pension benefit plans may be made or contractually agreed at the discretion of our management after the end of the reporting period. The latest funding valuation in the U.K. in calendar year 2011 resulted in a technical underfunding of £939 (€1,123) million, based on the assumptions at that date. As a result Siemens entered in fiscal 2013 into an agreement with the trustees to provide an annual payment of £31 (€37) million for the next 20 years, beginning in fiscal 2014. In addition to these payments the Company is obliged to pay £15 (€18) million until the next funding valuation, when the funding requirements will be updated based on new assumptions. This valuation will take place approximately at the end of calendar year 2015. For additional information regarding contributions to the fund our post-employment benefits, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

For further information with respect to contractual obligations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32.

Off-balance sheet arrangements

Guarantees—Siemens guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2013, the undiscounted maximum amount of potential future payments for guarantees was €5.973 billion, including guarantees relating to discontinued operations. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies accounted for using the equity method. Total credit guarantees were €622 million as of September 30, 2013. Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.593 billion as of September 30, 2013.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), provides the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with this project, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM in December 2006. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. Total future payments that we could potentially be required to make amounted to €1.89 billion as of September 30, 2013, and will be reduced by approximately €400 million per year over the remaining four-years of the contract period as of September 30, 2013. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €1.867 billion as of September 30, 2013 and included indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications include those for EN, disposed of in fiscal 2008, and Siemens IT Solutions and Services disposed of in fiscal 2011. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees.

Capital commitments—As of September 30, 2013, the Company had commitments to make capital contributions to various companies of €223 million.

For additional information with respect to guarantees and our other commitments, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 28.

Post-employment benefits

As of September 30, 2013, the combined funded status of Siemens’ pension plans showed an underfunding of €8.5 billion, compared to an underfunding of €8.9 billion as of September 30, 2012. While the fair value of plan assets remained unchanged, the DBO decreased by €0.4 billion.

The DBO of Siemens’ pension plans, which takes into account future compensation and pension increases, amounted to €32.6 billion on September 30, 2013, compared to a DBO of €33.0 billion at the end of the prior fiscal year. The decrease resulted from benefits paid and positive currency translation effects, only partly offset by accrued service and interest cost. Effects from assumption changes and deviations between actual and assumed development of the DBO offset each other in fiscal 2013.

The fair value of Siemens’ plan assets was €24.1 billion, as of both September 30, 2013 and September 30, 2012. The actual return on plan assets for fiscal 2013 amounted to €1.3 billion, resulting mainly from equity investments. Employer contributions amounted to €0.5 billion. These positive factors were offset by benefits paid and negative currency translation effects.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.6 billion as of September 30, 2013, compared to an underfunding of €0.7 billion at the end of the prior fiscal year. The underfunding decreased mainly due to benefits paid and the annual remeasurement of DBO.

For more information on Siemens’ pension plans, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

Other capital resources and requirements

At the Annual Shareholders’ Meeting scheduled for January 28, 2014, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2013: distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2013 existing at the date of the Annual Shareholders’ Meeting, which is presently expected to result in total distribution of approximately €2.5 billion.

In November 2013, we announced that we will adjust our capital structure through share buybacks. We expect cash outflows up to €4 billion within the next up to 24 months.

Other capital requirements also include expected cash outflows of €0.7 billion in fiscal 2014 relating to charges for the “Siemens 2014” productivity improvement program.

After the end of fiscal 2013, we signed an agreement to sell our business for treating and processing municipal and industrial water and wastewater that are bundled in our Water Technologies Business Unit, as well as the related service activities, to funds managed by American European Associates Investors LP (AEA), U.S. We expect to receive payments relating to this transaction of €0.6 billion in the first half of fiscal 2014.

With our ability to generate positive operating cash flows, our total liquidity of €9.790 billion and our €6.7 billion in unused lines of credit and given our credit ratings at year-end, we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

NET ASSETS POSITION

Our total assets in fiscal 2013 were influenced by negative currency translation effects of €3.434 billion, led by the US$. Within total assets of €101.936 billion, total assets related to SFS increased to €18.661 billion as of September 30, 2013 from €17.405 billion a year earlier. Within total liabilities, SFS debt increased to €15.600 billion from €14.558 billion a year earlier. Both changes were driven by the growth strategy at SFS. SFS assets represented 18% of Siemens’ total assets as of September 2013, compared to 16% a year earlier. SFS debt represented 15% of Siemens total liabilities and equity, compared to 13% at the end of fiscal 2012.

The following discussion presents an analysis of changes of our Consolidated Statements of Financial Position.

	September 30,
	2013	2012
	(in millions of €)
Cash and cash equivalents	9,190	10,891
Available-for-sale financial assets	601	524
Trade and other receivables	14,853	15,220
Other current financial assets	3,250	2,901
Inventories	15,560	15,679
Current income tax assets	794	836
Other current assets	1,297	1,277
Assets classified as held for disposal	1,393	4,799

Total current assets	46,937	52,128

Cash and cash equivalents decreased by €1.701 billion from the prior-year level. For detailed information regarding the change, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Cash flows—Fiscal 2013 compared to fiscal 2012.

The main factor in the decrease in the line item Trade and other receivables of €367 million was negative currency translation effects.

The increase in loans receivable of SFS, associated with its growth strategy, was the primary factor in the increase of €349 million year-over-year in the line item Other current financial assets.

In July 2013, we successfully completed our spin-off and listing of OSRAM. As a result, we derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability. Mainly due to this spin-off, the line item Assets classified as held for disposal decreased to €1.393 billion as of September 30, 2013 compared to €4.799 billion a year earlier.

	September 30,
	2013	2012
	(in millions of €)
Goodwill	17,883	17,069
Other intangible assets	5,057	4,595
Property, plant and equipment	9,815	10,763
Investments accounted for using the equity method	3,022	4,436
Other financial assets	15,117	14,666
Deferred tax assets	3,234	3,748
Other assets	872	846

Total non-current assets	54,999	56,123

Goodwill increased to €17.883 billion as of September 30, 2013 compared to €17.069 billion a year earlier. The increase in goodwill was due mainly to acquisitions and purchase accounting adjustments, partly offset by negative currency translation effects. Acquisitions and purchase accounting adjustments included the acquisition of Invensys Rail, which is being integrated into the Infrastructure & Cities Sector’s Mobility and Logistics Division, and LMS International NV, which is being integrated into the Industry Sector’s Industry Automation Division.

Other intangible assets increased to €5.057 billion as of September 2013 compared to €4.595 billion a year earlier. The increase is due mainly to the acquisitions mentioned above, partly offset by amortization and impairments.

Property, plant and equipment decreased by €948 million year-over-year. Additions in fiscal 2013 were more than offset by retirements, depreciation and impairments and negative currency translation effects.

Investments accounted for using the equity method decreased year-over-year by €1.415 billion. The main factor was the sale of our 50% share in NSN to its other shareholder, Nokia Corporation.

The line item Other financial assets increased to €15.117 billion as of September 30, 2013 compared to €14.666 billion a year earlier. The change was due primarily to higher loans receivable driven by the growth strategy at SFS and to the recognition of our 17.0% stake in OSRAM after the spin-off, partly offset by a decrease in the non-current portion of the fair market values of financial derivatives used for our hedging activities.

	September 30,
	2013	2012
	(in millions of €)
Short-term debt and current maturities of long-term debt	1,944	3,826
Trade payables	7,599	8,036
Other current financial liabilities	1,515	1,460
Current provisions	4,485	4,750
Current income tax liabilities	2,151	2,204
Other current liabilities	19,701	20,302
Liabilities associated with assets classified as held for disposal	473	2,049

Total current liabilities	37,868	42,627

Short-term debt and current maturities of long-term debt decreased by €1.882 billion as of September 30, 2013 compared to the end of the prior fiscal year. The main factors in the decrease were the redemption of €2.0 billion in fixed-rate-instruments and a US$1.0 billion floating-rate term loan, partly offset by reclassifications of long-term €1.0 billion in 5.375% p.a. instruments due in June 2014 and €400 million in 0.375% p.a. instruments due in September 2014.

The decrease of €436 million in the line item Trade payables was due primarily to negative currency translation effects.

The main factor of the decrease in the line item Other current liabilities to €19.701 billion as of September 30, 2013 from €20.302 billion a year earlier was a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances.

Liabilities associated with assets classified as held for disposal decreased to €473 million as of September 30, 2013 from €2.049 billion a year earlier. The main factor was lower liabilities due to OSRAM’s spin-off.

	September 30,
	2013	2012
	(in millions of €)
Long-term debt	18,509	16,880
Post-employment benefits	9,265	9,801
Deferred tax liabilities	504	494
Provisions	3,907	3,908
Other financial liabilities	1,184	1,083
Other liabilities	2,074	2,034

Total non-current liabilities	35,443	34,200

Long-term debt increased by €1.629 billion as of September 30, 2013, due mainly to the issuance of €1.25 billion in 1.75% p.a. instruments, €1.0 billion in 2.875% p.a. instruments, US$500 million in 1.5% p.a. instruments, two bilateral US$500 million floating-rate term loans, US$400 million in floating-rate instruments and US$100 million in 3.5% p.a. fixed-rate instruments. These issuances were partly offset by the above-mentioned reclassification in the line item Short-term debt and current maturities of long-term debt.

The line item Post-employment benefits decreased by €536 million as of September 30, 2013, mainly due to the decrease of the defined benefit obligation.

	September 30,
	2013	2012
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	28,111	30,855
Equity ratio	28%	29%
Non-controlling interests	514	569
Total liabilities and equity	101,936	108,251

Total equity attributable to shareholders of Siemens AG decreased from €30.855 billion at the end of fiscal 2012 to €28.111 billion at the end of fiscal 2013. In fiscal 2013, the main factors relating to the decrease in total equity attributable to shareholders of Siemens AG were: (1) Dividend payments of €2.528 billion (paid for fiscal 2012); (2) measuring OSRAM’s spin-off liability at fair value with any changes recognized in retained earnings of €2.270 billion and (3) repurchase of 17,150,820 treasury shares at weighted average costs per share of €78.66. This decrease was partly offset by net income attributable to shareholders of Siemens AG of €4.284 billion.

For additional information on our net assets position, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

European sovereign credit exposures—Due to uncertainties regarding European sovereign debt exposures, we regularly monitor our credit exposures in particular to public and private sector debtors in Italy, Spain, Greece, Portugal and Ireland. These credit exposures include trade receivables from the sale of goods and services, receivables from finance leases and other financial assets, totaling a low single-digit billion euro amount as of September 30, 2013. To evaluate these exposures we perform a credit rating for public and private sector debtors using different methods subject to centrally defined limits. For exposures to public sector debtors, which represented approximately one third of these exposures, we applied a specific policy. This policy requires that the rating applied to individual public sector customers cannot be better than the weakest of the sovereign ratings provided by Moody’s, S&P’s and Fitch for the respective country. Based on our ratings and our credit exposures to end customers or main contractors located in Italy, Spain, Greece, Portugal and Ireland, we believe that Siemens is well-positioned to bear these risks.

SUBSEQUENT EVENTS

After the end of fiscal 2013, Siemens signed an agreement to sell its business for treating and processing municipal and industrial water and wastewater that are bundled in the Siemens Water Technologies Business Unit, as well as the related service activities, to funds managed by AEA Investors LP, U.S., for a purchase price of €0.6 billion. Closing of the transaction is subject to approval by regulatory authorities and is expected in the first half of fiscal 2014.

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders’ Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

REPORT ON EXPECTED DEVELOPMENTS

WORLDWIDE ECONOMY

In 2014 we expect global GDP growth to accelerate moderately to 3.2% (using our own calculations based on IHS Global Insight forecasts). Unlike in recent years, we expect growth in industrialized countries to pick up more strongly than in emerging markets. GDP in industrialized countries is expected to increase 2.0%, which is 0.9 percentage points more than in 2013. Main drivers of the anticipated acceleration are the strengthening of the U.S. economy; stabilization in European countries that are strongly affected by the sovereign debt crisis; less drag from fiscal consolidation policies; and the continuation of accommodative monetary policies. GDP in the emerging countries is forecast to expand 5.3%, which is 0.7 percentage points more than in 2013. Downside risks include a renewed escalation of the federal budget stalemate in the U.S. at the beginning of calendar 2014; a resurgence of the Euro crisis; and an intensification of balance-of-payments problems and exchange rate devaluations in some emerging countries (e.g. India, Indonesia) which could spread more widely. In addition, poor execution of U.S. central bank “tapering” of its expansive monetary policy could exacerbate capital flight from emerging markets and add additional stress for these countries. Although downside risks are not negligible, they can be contained through responsible political action. Hence we believe that the upside potential for 2014 GDP growth dominates the outlook. Increasing economic activity is expected to support investment spending, production and value added in the manufacturing sector, all of which were dampened by political and economic uncertainty and lack of demand in the last few years. Therefore, for the global economy we expect fixed investment to grow 5.2% in 2014, and value-added manufacturing 4.0%.

For Europe the most severe problem is the unsustainable high unemployment in the countries most affected by the sovereign debt crisis. Besides causing political uncertainties it weighs heavily on private consumption and investment activity. However, structural reforms to regain lost competitiveness seem to bear fruit, particularly since the spring quarter of 2013. Labor costs are falling and export performance is improving. For example, surveys of consumer and business sentiment for the Euro zone recently hit two-year highs. But even as financial institutions and private households reduce their debt levels and governments keep on balancing their budgets, growth is expected to remain subdued for a longer period of time. A notable exception is Germany. The country’s unemployment rate is on a very low level historically, incomes are rising, the housing market is gaining momentum after years of stagnation, and monetary policy is very expansionary given the good shape of the German economy. Hence we expect the country’s GDP to grow 1.8% in 2014, a full percentage point more than in the whole Euro zone. GDP for the region Europe, C.I.S., Africa and Middle East is expected to expand 2.1% in 2014. We expect value-added manufacturing to show nearly the same growth rate, while fixed investment shows stronger growth of 3.3%.

As with the “fiscal cliff” situation last year, GDP development in the Americas will depend on the handling of the U.S. federal budget and debt ceiling. In the months leading up to October 1, 2013 the political parties for a long time failed to reach agreements on these issues. Accordingly, the government had to shut down many of its services for 16 days. Even more worrisome was the potential that the U.S. would have to default on certain government bonds if the debt ceiling were not raised. Although these consequences were averted due to an agreement at the last moment, the solution of the underlying problems were only postponed. The agreement allows the government to stay open until mid-January and the debt ceiling to be raised only until February 2014. Before these deadlines, the parties have agreed to develop a budget plan for the next ten years. For U.S. and global GDP growth to continue their positive development in 2014, it is essential that permanent agreements can be reached without further uncertainties. Assuming such an outcome, the outlook for the U.S. economy is positive. Indeed economic activity was already regaining speed in 2013, which was supported by a recovering real estate sector, higher household wealth and improving bank lending conditions. With monetary conditions remaining favorable, real estate and business investment should pick up in 2014 and contribute to accelerating GDP growth. In Brazil, we expect the current reacceleration of growth to reach a moderate pace in 2014, contributing positively to economic dynamics for Latin America. In the Americas region overall, fixed investment spending is expected to grow 5.1% in 2014, faster than GDP and value-added manufacturing which are expected to expand 2.7% and 2.9%, respectively, in 2014.

As in recent years, Asia, Australia leads the other world regions in the rate of GDP growth. In China, recent data on economic activity suggest a continuation of the modest reacceleration which started in mid-2013, supplemented in 2014 by a small government stimulus program. We expect GDP in China to grow roughly 8% in 2014. The government’s actions in the past demonstrated its commitment to provide mild stimulus if annual growth appears to be falling below 7.5%. Several downside risks remain for the next year. First, the government’s efforts to rebalance growth away from investment toward consumption might fail and curb economic activity too strongly. Second, risks in the financial sector remain, in particular in shadow banks, due to high indebtedness of households and municipalities. However, both risks should be manageable which leaves room for the modest recovery to continue. In contrast, difficulties in the Indian economy are more severe. International capital flows have reversed, heading out of the country, and caused a continuing depreciation of the Rupee. Together with the inflation rate already on a high level the central bank was forced to tighten monetary policy although economic activity slowed considerably in 2013. Hence, restrictive financial conditions and unresolved supply-side restrictions (e.g. heavily regulated product and factor markets and an insufficient infrastructure) weigh on growth in the near term. Nevertheless, due mainly to increasing momentum in China and Japan, we expect GDP growth for the Asia, Australia region to increase to roughly 5% in 2014. We expect fixed investments and value-added manufacturing to expand even more at roughly 6% each.

All in all, we anticipate that global economic activity should improve in 2014. While the risk balance looks better than last year, which included the threat of a partial break-up of the Euro zone with possible ramifications for world financial markets, significant risks remain for the world economy. Assuming U.S. political parties achieve lasting solutions for the federal debt and budget, we do not see comparable high-impact risks at the moment that could endanger global growth prospects. Favorable monetary conditions and a significant backlog in investment spending provide a solid basis for the global economy in 2014.

MARKET DEVELOPMENT

In fiscal year 2014, we expect Energy Sector markets to continue on a moderate growth path, including slightly stronger markets for all Sector businesses compared to fiscal 2013. Gas-fired power plants and wind-farms (both onshore and offshore) are expected to show the most growth.

Effective with the beginning of fiscal 2014, the Fossil Power Generation Division and the Oil & Gas Division were combined into a single Division, Power Generation. Within the markets served by the Power Generation Division, we overall expect gas-fired power generation to grow more strongly than coal-fired power generation due to various factors. One is the increased need for highly flexible peaking and intermediate duty, such as to compensate for the fluctuating power generation associated with renewable energy sources such as sun and wind. Stricter carbon emission regulations will also favor natural gas over coal. The general drivers for market growth are expected to remain in place: economic growth and the increasing need to replace older, mainly coal-fired units in industrialized countries. Growing environmental awareness increases the demand for environmentally friendly technologies, such as highly efficient power plants and CO2 reduction techniques. We expect growth in fossil power generation markets to be fueled by moderately growing demand for large gas power plants, following a low level of demand in fiscal 2013. We believe that the observed trend towards larger and more efficient generation units is going to continue. On a regional basis, growth is expected to come primarily from the U.S. and the Middle East, while demand in Europe and Asia remains relatively stable compared to fiscal 2013. Political developments in the Middle East and economic instability in Europe continue to pose a downside risk. Growth in the Division’s industrial power generation markets is expected to come from small-scale combined-cycle power plants. We believe that oil and gas markets will be fueled by the growing compression and solutions businesses. Compression markets are expected to grow moderately year-over-year, especially in Russia and the Middle East. We expect growth in the solutions market in North America, the Middle East and in parts of Western Europe.

Markets served by our Wind Power Division are expected to be stronger in fiscal 2014 compared to fiscal 2013. We believe growth will come from the continued pick-up of the offshore market and continued moderate growth in the onshore market. Potential changes in regulatory frameworks in key markets such as Germany and the U.K. could limit growth in the offshore market. We expect the onshore market in fiscal 2014 to be especially strong in the U.S., where investors are expected to initiate new projects in order to capture the benefits of tax incentives before they expire. This is expected to more than offset slightly declining onshore markets in Western Europe, North-East Asia, the Middle East and Africa. We expect overall stability in the Asia, Australia region. We also expect intense local competition particularly in China, which is the largest national wind market in the world. Further growth in China is supported by ambitious government targets for renewable energy. But because most of this market has low technical requirements, only a fraction of it can be addressed by the Wind Power Division.

The markets of our Power Transmission Division are also expected to grow slightly compared to fiscal 2013. While transformer markets are expected to remain stable, we believe the markets for high-voltage products and transmission solutions markets will be moderately stronger. Growth in transmission solutions is expected to come mainly from the Middle East and the U.S. (for high-voltage, direct current electric power transmission systems and flexible alternating current power transmission system) and from North-West Europe (for grid access).

In fiscal 2014, we expect continued moderate growth in the markets served by our Healthcare Sector. We expect emerging markets to outgrow markets in industrialized economies, as healthcare systems in the latter countries address cost pressures and governments continue to address high sovereign debt levels, particularly in large parts of Europe. Industrialized countries—especially those more reliant on government healthcare expenditures—are expected to continue to focus on improving the efficiency of healthcare and on slowing the growth of healthcare spending, thus driving demand for cost-efficient and high-throughput products and solutions. As a result of U.S. healthcare reform, we expect a small but increasing share of healthcare spending being linked to medical outcomes, in an attempt to drive efficiency and curtail costs. In emerging markets, we expect continued strong demand, in particular for entry-level products and solutions, as these countries build up their healthcare infrastructure to provide their populations with affordable access to modern medical technology, including in rural areas. Rising disposable income of private households also contributes to growing demand for healthcare solutions in these markets. Growth in the Asia, Australia region is expected to be driven by double-digit growth rates in China, in an increasingly competitive environment with international and local vendors. We expect that growth in the Americas will be supported by moderate growth in the U.S., in a market characterized by continuing implementation of healthcare reform, consolidation among providers and increasing alignment between hospitals and ambulatory care providers. We expect the overall market for the Europe, C.I.S., Africa, Middle East region to recover only slightly, particularly due to ongoing austerity programs in southern Europe. For the healthcare market overall, we anticipate that the trends towards entry-level solutions, higher efficiency and focus on patient outcomes will continue.

Following a stabilization at the end of fiscal 2013, we expect some of Industry Sector’s markets to show signs of recovery in the second half of fiscal 2014. We assume that the recovery will be stronger for process automation solutions than for discrete automation. Overall, we expect markets served by our Industry Sector to grow slightly in fiscal 2014 year-over-year. For the Sector’s industry-specific markets, we anticipate slight growth in consumer-related industries such as pharmaceuticals, chemicals and food and beverages, and also in the machine building and infrastructure industries. The automotive markets are anticipated to continue to grow in fiscal 2014, but at a slower pace than in fiscal 2013. Within the pharmaceutical industry, we expect demand to be driven by customer investments in increasing production. Within the chemicals industry, we expect growth in petrochemicals and basic chemicals in emerging markets. Within the food and beverage industry, we anticipate the highest growth rates coming from emerging markets. We believe that demand within the machine building industry will benefit from the continuing trend toward integration of product design and product lifecycle management. Within the automotive industry, we expect growth to come predominately from major manufacturers and suppliers in the larger emerging countries and the U.S., as these companies invest to increase efficiency and productivity along their entire value chain. Metals technologies markets are expected to decline year-over-year.

On a geographic basis, the strongest growth for Industry is expected to come from Asia and the Americas. The Asian markets are dominated by the economic development of China which is undergoing a transformation from an investment-driven market towards a more consumption-driven market. While this transition presents longer-term opportunities, overcapacities and structural barriers to reform in the near-term limit the pace of expansion and modernization in China’s manufacturing sector. Growth in the Americas is heavily influenced by developments in the U.S., which are uncertain due to political, regulatory and economic factors. The downturn in industrial markets in Europe appears to be coming to an end, and customer capital expenditures are expected to stabilize accordingly. Central and Eastern Europe should show some growth as the current level of industrial investment still offers potential for expansion. Within Europe, we expect only modest industrial investment in Germany, which is strongly dependent on the development of its main export markets, such as China, the U.S. and other European countries.

In fiscal 2014, the short-cycle manufacturing markets served by our Industry Automation Division are expected to benefit from stabilizing demand, following de-stocking by customers in fiscal 2013. Overall we do not expect recovery in the markets for our short-cycle businesses until late in fiscal 2014. We anticipate that the market for industrial IT will grow faster than the Division’s markets overall.

The long-cycle industry markets served by the Drive Technologies Division are expected to grow more slowly or decline, such as in the mining and oil and gas industries where customers are expected to postpone or cancel new projects due to lower raw material prices. Markets in the pulp and paper industry are expected to decline.

We expect worldwide markets for solutions provided by the Infrastructure & Cities Sector to grow moderately in fiscal 2014. We expect this growth to stem largely from rail markets, driven by large contract awards. We further expect market growth for the Sector overall to begin to benefit from a recovery in the nonresidential construction markets towards the end of fiscal 2014. In contrast, we anticipate that markets for power grid solutions and products will show little or no growth compared to fiscal 2013.

Markets served by the Transportation & Logistics Business are expected to grow moderately in fiscal 2014, fueled by large contract awards as mentioned above, particularly in the U.K., Saudi Arabia and South Africa. Even so, we expect that market growth will be driven by the Asia, Australia region. Overall, the markets for products, solutions and services for transportation and logistics are driven largely by public spending and hence are independent of short-term economic trends. In some countries, especially within emerging markets, we see a tendency to prefer local suppliers. In some European countries we are observing a trend of customers trying to increase competition by using multi-supplier strategies. We expect continued strong demand for metro and light rail as well as for technologies to reduce energy consumption and operating costs. The locomotive market is still held back by austerity programs in a number of countries. We expect that innovative value-added services offerings, such as IT and remote services, will support market growth in coming years.

Markets served by our Power Grid Solutions & Products Business are expected to show little or no growth in fiscal 2014. While we anticipate a general recovery of the non-residential construction market, particularly in the U.S., there is usually a lag time of three to four quarters before orders for electrical installations materialize and our Business begins to participate in such growth. As for industrial markets, we expect that the development will be burdened by declining investments in the mining industry. Similarly, investments by power supply companies are anticipated to be held back by regulatory restrictions in some countries, and by austerity programs in others, particularly in Europe. As at Transportation & Logistics we see a tendency in some countries, especially within emerging countries, to prefer local suppliers.

The markets for our Building Technologies Division are expected to grow moderately in fiscal 2014. While we expect solid growth in non-residential construction, there is—similar to Power Grid Solutions & Products—usually a lag time of three to four quarters before the Division begins to participate in such growth. On a regional basis, growth is expected to be driven by the Asia, Australia and the Americas regions. Within Europe, C.I.S., Africa, Middle East we anticipate growth in the Middle East, while the development in Europe is expected to be challenging due to the economic situation in some southern and western European countries and weak public investment due to austerity programs.

SFS’ business is geared to the Siemens Sectors and their markets and therefore provides support to the operating business of Siemens. As such SFS is, among other factors, influenced by the overall business development of the markets served by the four Sectors.

SIEMENS GROUP

We are basing our outlook for the Siemens Group and its segments on the above-mentioned expectations regarding the overall economic situation and specific market conditions for the next fiscal year.

We are exposed to currency translation effects, involving the US$, British £ and currencies of emerging markets such as China, India and Brazil. We expect volatility in global currency markets to continue in fiscal 2014. Given that Siemens is a net exporter from the Eurozone to the rest of the world, a weak Euro is principally favorable for our business and a strong Euro is principally unfavorable. During fiscal 2013, the average exchange rate conversion for our large volume of US$-denominated revenue was US$1.31 per Euro. In the latter part of the fiscal year, the Euro increased in strength. As of the end of the fiscal year, the US$ exchange rate was US$1.35 per Euro. Through adaptation of our production facilities during the past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2014, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 31. We expect these steps to help to limit effects on income related to currency in fiscal 2014.

We expect “Siemens 2014,” our company-wide program for improving profitability in our Sectors through cost reduction, strengthening core activities, improving our go-to-market setup, optimizing our corporate infrastructure, and simplifying our governance will contribute positively to growth in Net income and corresponding basic earnings per share (EPS).

This outlook excludes impacts related to legal and regulatory matters.

Revenue growth

We expect that in fiscal 2014 revenue on an organic basis, excluding currency translation and portfolio effects, will remain near the prior-year level, as markets for Siemens overall are expected to remain challenging in the next fiscal year. These challenges are expected to be particularly evident in short-cycle businesses, where we do not anticipate a recovery until late in fiscal 2014. On the other hand, we expect a stabilizing effect on revenue from conversion of our order backlog (defined as the sum of order backlogs of our Sectors) which totaled €100 billion as of September 30, 2013. From this backlog we expect to convert approximately €40 billion of past orders into current revenue in the next fiscal year. Within this amount for fiscal 2014, we expect approximately €21 billion in revenue conversion from the €54 billion backlog of the Energy Sector, approximately €10 billion in revenue conversion from the €29 billion backlog of Infrastructure & Cities, approximately €6 billion in revenue conversion from the €10 billion backlog of Industry and approximately €3 billion in revenue conversion from the €7 billion backlog of Healthcare. For fiscal 2014, we expect that orders will continue to exceed revenue, leading to a book-to-bill ratio above 1.

Overall, we assume growth in revenue from emerging markets, which accounted for 34% of total revenue in fiscal 2013, to be largely offset by lower revenue from industrialized countries.

In fiscal 2010, we set ourselves the goal to increase revenue from our Environmental Portfolio to more than €40 billion in fiscal 2014. In fiscal 2013, revenue from our Environmental Portfolio was €32 billion. Due to recent and ongoing portfolio changes, particularly including the spin-off of OSRAM and the disposal of our Water Technologies Business Unit, it is no longer likely that we will achieve this target purely with our own operations by the end of fiscal 2014. Siemens’ strategic focus on technologies for energy efficiency and climate and environmental protection will nevertheless remain in place.

Profitability

For fiscal 2014, we anticipate that basic EPS from Net income will increase by at least 15% compared to €5.08 in fiscal 2013. This increase is calculated on a base of 843 million shares, which was the actual number of shares outstanding as of September 30, 2013. We expect that this increase will come predominantly from growth in Net income. In addition, we expect EPS growth to benefit modestly from our previously announced plan to repurchase Siemens shares in a volume of up to €4 billion within the next up to 24 months.

Our forecast for basic EPS growth in fiscal 2014 is based on a number of additional expectations and assumptions. As mentioned above, we forecast organic revenue near the level of fiscal 2013, which means we do not expect positive influences on profit development from economies of scale. We assume pricing pressure across our businesses of around 2.5% to 3.0% in fiscal 2014, which will also hold back profit development, and upward pressure on costs from wage inflation of around 4% on a global basis. Finally, we anticipate that our tax rate in fiscal 2014 will be slightly higher, on the assumption that we will generate a greater share of profit in higher-tax jurisdictions. We expect that these factors will be offset by significant positive developments, particularly including a steep decline in charges compared to fiscal 2013, which included €1.3 billion in impacts for the “Siemens 2014” program. Furthermore, we expect substantial productivity benefits from the program, continued progress with reducing costs in our supply chain, and a more favorable revenue mix in some businesses due to portfolio measures and selective ramp-down of lower-margin activities.

We expect Total Sectors profit in fiscal 2014 to benefit from implementation of “Siemens 2014.” At the end of fiscal 2013, we were ahead of schedule with regard to identifying and implementing the measures within the program aimed at sustainably improving our productivity. As a result, we took the great majority of the charges we expected under the program within fiscal 2013, totaling €1.3 billion. With only some supplemental charges for the program in fiscal 2014, and with most of the program’s productivity gains expected to materialize during the year, we expect a substantial increase in Total Sectors profit year-over-year, and that Total Sectors profit margin will rise to 9.5% to 10.5%. We assume that all Sectors will contribute to the Total Sectors profit margin improvement, except for Healthcare which already achieved a very high margin level in fiscal 2013 due to execution of its “Agenda 2013” initiative. We assume that pricing pressure will be modestly higher for Healthcare and Energy than for Infrastructure & Cities and Industry.

As part of One Siemens, our framework for sustainable value creation, we have defined adjusted EBITDA margin corridors for the respective industries of our four Sectors, which the Sectors seek to achieve and maintain throughout the entire business cycle. For Energy the margin corridor is 10% to 15%; for Healthcare the margin corridor is 15% to 20%; for Industry the margin corridor is 11% to 17%; and for Infrastructure & Cities the margin corridor is 8% to 12%. With anticipated improvements in Total Sectors profit, we expect that all Sectors will be in their respective margin corridors in fiscal 2014, with Infrastructure & Cities reaching the low end of its target range.

Anticipated improvements within Total Sectors profit are expected to be partly offset by results outside the Sectors and within discontinued operations. Within Equity Investments we expect profit of approximately €100 million in fiscal 2014. In fiscal 2013, profit of €396 million benefited strongly from the sale of our stake in NSN.

We expect SFS to continue successfully executing its growth strategy, which drove a higher interest result in fiscal 2013 compared to the prior year. With continued growth in fiscal 2014, we anticipate profit of SFS to be above the prior-year level of €409 million. Within One Siemens, we set a target range for return on equity or ROE (after tax) for SFS of 15% to 20%. We expect that SFS will continue to reach this range in fiscal 2014.

We anticipate that SRE will continue with real estate disposals depending on market conditions. We expect results from Corporate items and pensions in fiscal 2014 to be approximately a negative €1.0 billion and profit related to Eliminations, Corporate Treasury and other reconciling items to come in at about a negative €200 million.

In the next fiscal year, we expect no material impact on Net income from discontinued operations. For comparison, discontinued operations in fiscal 2013 resulted in income of €197 million, due mainly to OSRAM, which we spun off at the end of fiscal 2013.

Capital efficiency

Our most important financial goal is capital efficiency, which we measure in terms of adjusted return on capital employed (ROCE (adjusted)). Due mainly to our expectations regarding the development of income from continuing operations, we expect ROCE (adjusted) for continuing operations to return to our target range of 15% to 20% in fiscal 2014. For comparison, ROCE (adjusted) for continuing operations was 13.8% in fiscal 2013. For SFS, we set a target range for return on equity or ROE (after tax) for SFS of 15% to 20%. As mentioned above, we expect that SFS will continue to reach this range in fiscal 2014.

Capital structure

For the medium-term we set a target for our capital structure, defined as the ratio of adjusted industrial net debt to adjusted EBITDA. We seek to achieve a ratio in the range of 0.5 to 1.0. In fiscal 2013, we made progress toward this target, and we anticipate that we will approach the lower end of the range at the end of fiscal 2014. We expect this to be strongly supported by a planned buyback of Siemens AG shares worth up to €4.0 billion over the next up to 24 months as mentioned above.

In the area of investment planning, we expect to continue our investing activities, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in extending our capacities for designing, manufacturing and marketing new solutions and for the necessary replacements of these fixed assets. With regard to capital expenditures for continuing operations, we expect a substantial increase in fiscal 2014 spending year-over-year.

Dividend and share buybacks

We intend to continue providing an attractive return to shareholders. Therefore in the years ahead we intend to propose a dividend payout which, combined with outlays during the fiscal year for publicly announced share buybacks, results in a sum representing 40% to 60% of Net income, which for this purpose we may adjust to exclude selected exceptional non-cash effects. Furthermore, for fiscal 2014, we are taking proceeds from the sale of the NSN stake in fiscal 2013 into consideration. As in the past, we intend to fund the dividend payout from Free cash flow.

OVERALL ASSESSMENT

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic EPS (Net Income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters. Overall, the actual development for Siemens and its Segments may vary, positively or negatively, from our expectations due to the risks and opportunities described elsewhere in this document. See Item 3: Key information—Risk factors as well as Item 5: Operating and financial review and prospects—Report on expected developments—Opportunities. This report on expected developments should be read in conjunction with Forward-looking statements at the beginning of this document.

OPPORTUNITIES

Within our comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. Below we describe our most significant opportunities. The described opportunities are necessarily not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise, existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions, including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize. In our view, the overall opportunity situation did not change significantly as compared to the prior year. Two opportunity factors included in our prior year reporting (“further growth in the area of environment and climate protection” and “utilizing cross collaboration among our broad portfolio and global presence to offer more innovative and holistic solutions”) have been incorporated into our business plans and are therefore not reported as an ERM relevant opportunity any more.

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

We particularly see further opportunities in the growth potential of established markets and especially of the emerging markets:    It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by strong growth in the BRIC countries Brazil, Russia, India and China as well as by growth opportunities in the second wave emerging markets like Chile, Indonesia, Mexico, Poland or Turkey. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe that developing the capability to design, manufacture and sell so-called SMART (simple, maintenance-friendly, affordable, reliable, and timely-to-market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones:    We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information, see Item 4: Information on the Company—Strategy—Global megatrends).

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

We are realigning our regional organization:    As of November, 2013, following the close of fiscal 2013, we disbanded our Regional Cluster organization. Following this organizational change, we have designated 30 Lead Countries which are individually responsible for managing a number of other countries regarding market penetration. Each Lead Country reports directly to the Managing Board. By implementing this move, Siemens intends to intensify its customer access and expand its regional business. We expect that this new setup will further enhance our local market penetration going forward.

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

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy, Industry and Infrastructure & Cities, conduct a significant portion of their business under construction contracts with customers. The Company accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. These significant estimates include total contract costs, total contract revenues, contract risks, including technical, political and regulatory risks, and other judgments. Under the percentage-of-completion method, changes in estimates may lead to an increase or decrease of revenue. The creditworthiness of our customers is taken into account in estimating the probability that economic benefits associated with a contract will flow to the Company. In addition, we need to assess whether the contract is expected to continue or to be terminated. In determining whether the continuation or termination of a contract is expected to be the most likely scenario, all relevant facts and circumstances relating to the contract are considered on an individual basis. For contracts expected to be continued, amounts already included in revenue for which collectability ceases to be probable are recognized as an expense. For contracts expected to be terminated, including terminations due to expected payment defaults of our customers or terminations due to force majeure events, the estimates on the scope of deliveries and services provided under the contracts are revised accordingly, typically resulting in a decrease of revenue in the respective reporting period. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends including the developments of the European sovereign debt crisis and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, Siemens also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2013 and 2012, Siemens recorded a total valuation allowance for trade and other receivables of €1,147 million and €1,190 million, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit or a group of cash-generating units to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit’s or the group of cash-generating units’ fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial forecasts. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management that can have a material impact on the respective values and ultimately the amount of any impairment.

Non-current assets and disposal groups classified as held for disposal—Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

Employee benefit accounting—Post-employment benefits—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected compensation increases, rate of pension progression and mortality rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Due to changing market, economic and social conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full through line item Other comprehensive income, net of income taxes in the period in which they occur without affecting profit or loss. For a sensitivity analysis, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress towards completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Fossil Power Generation Division, in the Power Transmission Division, in the Mobility & Logistics Division, in the Rail Systems Division and in the Healthcare Sector as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties, damage claims and other claims, or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations.

Income taxes—Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities’ views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management’s control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, that portion would not be recognized.

RECENT ACCOUNTING PRONOUNCEMENTS

For information on recent accounting pronouncements and their impact on the Consolidated Financial Statements see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

SUPPLEMENTAL FINANCIAL MEASURES

Siemens (the “Company”) presents the following financial measures to supplement its Consolidated Financial Statements which are prepared in accordance with International Financial Reporting Standards, or IFRS. These measures are designed to measure growth, capital efficiency, cash and profit generation, and optimization of Siemens’ capital structure:

•	Orders and order backlog;

•	Adjusted or organic growth rates of revenue and orders;

•	Book-to-bill ratio;

•	Total Sectors profit;

•	Return on equity (after tax), or ROE (after tax);

•	Return on capital employed (adjusted), or ROCE (adjusted);

•	Free cash flow, or FCF;

•	Adjusted EBITDA, adjusted EBIT and adjusted EBITDA margins;

•	Earnings-effects from purchase price allocation, or PPA effects;

•	Net debt; and

•	Adjusted industrial net debt.

These supplemental financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission, or SEC. They may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with IFRS, and their usefulness is therefore subject to limitations, which are described below for each measure. Accordingly, they should not be viewed in isolation or as alternatives to the most directly comparable financial measures calculated in accordance with IFRS, as identified in the following discussion, and they should be considered in conjunction with Siemens’ Consolidated Financial Statements prepared in accordance with IFRS and the Notes thereto.

In considering our supplemental financial measures, investors should bear in mind that other companies that report or describe similarly titled financial measures may calculate them differently. Accordingly, investors should exercise appropriate caution in comparing our supplemental financial measures to similarly titled financial measures reported by other companies.

The following discussion provides:

•	the definitions of these supplemental financial measures;

•	the most directly comparable IFRS financial measures;

•	information regarding the usefulness of these supplemental financial measures;

•	limitations on the usefulness of these supplemental financial measures; and

•	quantitative reconciliations of these supplemental financial measures to the most directly comparable IFRS financial measures.

Amounts presented in reconciliations are generally taken from the Consolidated Financial Statements. We encourage our investors to review the following information carefully.

ORDERS AND ORDER BACKLOG

Definition, most directly comparable IFRS financial measures and usefulness

Under our policy for the recognition of orders, we generally recognize the total contract amount for an order when we enter into a contract that we consider legally effective and compulsory based on a number of different criteria. The contract amount is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services has been irrevocably agreed. Future revenue from service, maintenance and outsourcing contracts is recognized as orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). Orders are generally recognized immediately when the relevant contract is considered legally effective and compulsory. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of orders would provide no significant additional information regarding our performance. For orders of this type, the recognition of orders thus occurs when the corresponding revenue is recognized. There is no comparable IFRS financial measure for orders. We believe that orders are a useful indicator regarding the future revenue of our Company.

Order backlog is calculated by adding the orders of the current fiscal year to the balance of the order backlog as of the end of the prior fiscal year and then subtracting the revenue recognized in the current fiscal year. If the amount of an order already recognized in the current or the previous fiscal years is modified or if an order from the current fiscal year is cancelled, we adjust orders for the current quarter and also our order backlog accordingly, but do not retroactively adjust previously published orders. However, if an order from a previous fiscal year is cancelled, orders of the current quarter and, accordingly, the current fiscal year are generally not adjusted; instead, the existing order backlog is revised directly. Aside from cancellations, the order backlog is also subject to currency translation and portfolio effects. There is no comparable IFRS financial measure for order backlog. We believe that order backlog is a useful indicator regarding the future revenue of our Company resulting from already recognized orders.

Limitations on the usefulness

There is no standard system for compiling and calculating orders and order backlog information that applies across companies. Accordingly, our orders and order backlog may not be comparable with orders and order backlog measures reported by other companies. We subject our orders and our order backlog to internal documentation and review requirements. We may change our policies for recognizing orders and order backlog in the future without previous notice.

Order reporting for the current period may include adjustments to orders added in previous quarters of the current fiscal year and prior fiscal years (except for cancellations). Order backlog is based on firm commitments which may be cancelled in future periods.

Quantitative reconciliation

There is no comparable IFRS financial measure. Therefore, a quantitative reconciliation of orders and order backlog is not provided.

ADJUSTED OR ORGANIC GROWTH RATES OF REVENUE AND ORDERS

Definition, most directly comparable IFRS financial measures and usefulness

We present, on a worldwide basis and for Sectors and Divisions, the percentage change from period to period in revenue and orders as adjusted for currency translation and portfolio effects. The adjusted percentage changes are called adjusted or organic growth rates.

We prepare our Consolidated Financial Statements in euros; however, a significant portion of our operations of our Sectors is conducted in a functional currency other than the euro and is therefore subject to currency translation effects. Translating amounts from these currencies into euro affects the comparability of our results when the exchange rates for these currencies fluctuate. Some businesses are significantly affected because they conduct a large portion of operations outside the Eurozone, particularly in the U.S. In addition, the impact of acquisitions and dispositions on our consolidated revenue affects the comparability of the Consolidated Financial Statements between different periods.

The adjusted or organic growth rates of revenue and orders are calculated by subtracting currency translation effects and portfolio effects from the actual growth rates. The currency translation effects are calculated as (1) (a) revenue or orders for the current period, based on the exchange rate of the current period minus (b) revenue or orders for the current period, based on the exchange rate of the comparative period, divided by (2) revenue or orders for the previous period, based on the exchange rate of the comparative period. The portfolio effects are calculated, in the case of acquisitions, as the percentage change in revenue or orders attributable to the acquired business and, in the case of dispositions, as the percentage change in revenue or orders on the assumption that the disposed business had not been part of Siemens in the previous period. Portfolio effects are always considered in the calculation of adjusted or organic growth rates for a period of twelve months. We make portfolio adjustments for certain carve-in and carve-out transactions, as well as for other minor transactions and reclassifications in the segments. The IFRS financial measure most directly comparable to the adjusted or organic growth rate of revenue is the unadjusted growth rate calculated based on the actual revenue figures presented in the Consolidated Financial Statements. There is no comparable IFRS financial measure for the adjusted or organic growth rate of orders.

We believe that the presentation of an adjusted or organic growth rate of revenue and orders provides useful information to investors because a meaningful analysis of trends in revenue and orders from one period to the next requires comparable data and therefore an understanding of the developments in the operational business net of the impact of currency translation and portfolio effects. Our management considers adjusted or organic rates of growth in its management of our business. For this reason, we believe that the ability of investors to assess our overall performance may be improved by disclosure of this information.

Limitations on the usefulness

Adjusted or organic growth rates of revenue and orders are not adjusted for other effects, such as increases or decreases in prices or quantity/volume.

Quantitative reconciliation

For a quantitative reconciliation of adjusted or organic growth rates of revenue and orders to unadjusted growth rates of revenue and orders, refer to the relevant tables within Item 5: Operating and financial review and prospects.

BOOK-TO-BILL RATIO

Definition, most directly comparable IFRS financial measures and usefulness

The book-to-bill ratio measures the relationship between orders and revenue. The book-to-bill ratio is neither required nor defined by IFRS therefore there is no comparable IFRS financial measure. A book-to-bill ratio of above 1 indicates that more orders were received than revenue was recognized, indicating stronger demand, whereas a book-to-bill ratio of below 1 points to weaker demand.

Limitations on the usefulness

The usefulness of the book-to-bill ratio is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute number of orders received by us, or the amount of revenue recognized.

Quantitative reconciliation

When we present the book-to-bill ratio, we generally provide figures for the orders and revenue which we used for the calculation. The calculation is orders divided by revenue. For book-to-bill ratio, refer to the relevant tables within Item 5: Operating and financial review and prospects.

TOTAL SECTORS PROFIT

Definition, most directly comparable IFRS financial measures and usefulness

We use Total Sectors profit to measure the sum of the profit or loss of four of our reportable segments, which are the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities. As required by IFRS 8, Operating segments, we present profit or loss for each reportable segment. This is the measure reported to the chief operating decision maker. We define profit or loss of a Sector as earnings before financing interest, certain pension costs and income taxes. We may further exclude certain other items not considered indicative of performance by management. The IFRS financial measure most directly comparable to Total Sectors profit is Income from continuing operations before income taxes.

We believe that the ability of investors to assess our overall performance may be improved by disclosure of Total Sectors profit as a measure of the operational performance of the four Sectors because they conduct substantially all of the core industrial activities of our Company.

Limitations on the usefulness

Profit of Equity Investments, SFS, Centrally managed portfolio activities, Siemens Real Estate, Corporate items and pensions as well as of Eliminations, Corporate Treasury and other reconciling items can have a material impact on our Income from continuing operations in any given period. In addition, Total Sectors profit does not eliminate profit earned by one Sector on intragroup transactions with another Sector.

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

ROE (after tax) is reported only for the SFS segment. It is used by management as a supplement in evaluating the business performance of SFS. Therefore we believe that the presentation of ROE (after tax) provides useful information to investors.

Limitations on the usefulness

IBIT as reported in the Notes to Consolidated Financial Statements may exclude certain items not considered indicative of performance by management. The relevant income taxes used to determine SFS profit after tax (used in the numerator) is calculated by applying an assumed flat tax rate to IBIT. As a portion of the IBIT is tax free, certain IBIT components are deducted before applying the flat tax rate. For feasibility purposes, the tax free portion of IBIT is determined based on a simplified methodology, i.e., not all of the tax free IBIT components are treated as such. Accordingly, the effective amount of income taxes payable differs from the amount calculated by means of this simplified procedure. In addition, the use of ROE (after tax) is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of SFS’ income.

Quantitative reconciliation

	Year ended September 30,
	2013	2012
	(in millions of €)
Calculation of income taxes of SFS
Profit of SFS (IBIT)	409	479
Less/Plus: Income/loss from investments accounted for using the equity method, net of SFS(1)	(85)	(168)
Less/Plus: Tax-free income components and others(2)	(26)	57
Tax basis	298	368
Tax rate (flat)	30%	30%

Calculated income taxes of SFS	89	110

Profit after tax of SFS
Profit of SFS (IBIT).	409	479
Less: Calculated income taxes of SFS	(89)	(110)

Profit after tax of SFS.	320	368

ROE (after tax) of SFS
(I) Profit after tax of SFS	320	368
(II) Average allocated equity of SFS(3)	1,874	1,681

(I)/(II) ROE (after tax) of SFS	17.1%	21.9%

(1)	For information on Income (loss) from investments accounted for using the equity method, net of SFS, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

(2)	Tax-free income components include forms of financing which are generally exempted from income taxes. Others comprise result components related to the (partial) sale/divestment of equity investments, which are reclassified from at equity to available-for-sale financial assets and are therefore not included in the (Income) loss from investments accounted for using the equity method, net of SFS. Such results are already taxed or generally tax free. Others may also comprise an adjustment for material taxable Income (loss) from investments accounted for using the equity method, net of SFS.

(3)	Average allocated equity of SFS for a fiscal year is determined as a five-point average in allocated equity of SFS of the respective quarters starting with the allocated equity of SFS as of September 30 of the previous fiscal year.

We are unable to prepare a reconciliation to our announced ROE (after tax) range for 2014 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for ROE (after tax) that lies within the target range, rather than a specific combination of numerator and denominator for any given ROE (after tax) value, including the high and low ends of the ROE (after tax) range. As such, we believe that information on the level of ROE (after tax) targeted by management is useful supplemental information for investors. However, we use the targeted ROE (after tax) range as an integral performance measure that takes into account the history of SFS’ operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of ROE (after tax), i.e., Profit after tax of SFS, Average allocated equity of SFS. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

RETURN ON CAPITAL EMPLOYED (ADJUSTED)

Definition, most directly comparable IFRS financial measures and usefulness

We present ROCE (adjusted) for continuing operations at the Siemens group level. ROCE (adjusted) for continuing operations is our measure of capital efficiency and sustainable value creation. It is defined as Income from continuing operations before interest after tax (annualized for purposes of interim reporting) divided by average capital employed (continuing operations). Income from continuing operations before interest after tax is defined as Income from continuing operations, excluding Other interest income (expenses), net (but not Other interest income (expenses) of SFS) (both as reported in the Consolidated Financial Statements or in the Notes to Consolidated Financial Statements). It also excludes Interest expenses from post-employment benefits and taxes on these interest adjustments. SFS Other income (expenses) is included in Other interest income (expenses), net. Adding back SFS Other income (expenses) in the numerator corresponds to the adjustment for SFS Debt in the denominator Average capital employed.

Average capital employed (continuing operations), the denominator in the ROCE (adjusted) (continuing operations) calculation, is defined as the average of Total equity plus Long-term debt, plus Short-term debt and current maturities of long-term debt, less Cash and cash equivalents, less Current available-for-sale financial assets, plus Post-employment benefits, less SFS Debt, less Fair value hedge accounting adjustment and less Assets classified as held for disposal (presented as discontinued operations), net of Liabilities associated with assets classified as held for disposal (presented as discontinued operations). Each of the components of Capital employed is presented either on the face of the Consolidated Statements of Financial Position, in the Notes to Consolidated Financial Statements, or in the relevant tables of Item 5: Operating and financial review and prospects.

We also present ROCE (adjusted) for continuing and discontinued operations. For this purpose, the numerator is Income before interest after tax (annualized for purposes of interim reporting) and the denominator is Average capital employed (continuing operations) plus Assets classified as held for disposal (presented as discontinued operations), net of Liabilities associated with assets, classified as held for disposal (presented as discontinued operations).

The most directly comparable IFRS financial measure for the numerator in the ROCE (adjusted) calculation is Net income. For the denominator it is Total equity.

We use the ROCE (adjusted) financial performance ratio in order to assess our income generation from the point of view of our shareholders and creditors, who provide us with capital in the forms of equity and debt. We believe that the presentation of ROCE (adjusted) and the various supplemental financial measures involved in its calculation provides useful information to investors because ROCE (adjusted) can be used to determine whether capital invested in the Company yields competitive returns. In addition, achievement of predetermined targets relating to ROCE (adjusted) is one of the factors we take into account in determining the amount of performance-based compensation received by our management.

Limitations on the usefulness

Due to practical considerations, taxes on interest adjustments are determined based on a simplified methodology: the effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income tax expenses by Income from continuing operations before income taxes, both as reported in the Consolidated Statements of Income. Accordingly, the effective amount of Income tax expenses related to these adjustments may differ from the amount calculated by means of this simplified procedure. In addition, the usefulness of ROCE (adjusted) is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our Income from continuing operations and Net income.

Quantitative reconciliation

Capital employed Fiscal 2013	09/30/2013	06/30/2013	03/31/2013	12/31/2012	09/30/2012
	(in millions of €)
Total equity	28,625	27,909	26,620	30,551	31,424
Plus: Long-term debt	18,509	19,140	20,182	16,651	16,880
Plus: Short-term debt and current maturities of long-term debt	1,944	3,656	2,752	3,709	3,826
Less: Cash and cash equivalents	(9,190)	(6,071)	(7,892)	(7,823)	(10,891)
Less: Current available-for-sale financial assets	(601)	(506)	(533)	(517)	(524)
Plus: Post-employment benefits	9,265	9,325	9,890	9,856	9,801
Less: SFS Debt	(15,600)	(15,004)	(14,879)	(14,490)	(14,558)
Less: Fair value hedge accounting adjustment(1)	(1,247)	(1,323)	(1,473)	(1,570)	(1,670)

Capital employed (continuing operations and discontinued operations)	31,706	37,127	34,667	36,367	34,289

Less: Assets classified as held for disposal presented as discontinued operations	(768)	(4,783)	(4,616)	(4,589)	(4,693)
Plus: Liabilities associated with assets classified as held for disposal presented as discontinued operations	258	1,948	1,948	2,045	2,010

Capital employed (continuing operations)	31,195	34,291	31,999	33,823	31,606

Capital employed Fiscal 2012	09/30/2012	06/30/2012	03/31/2012	12/31/2011	09/30/2011
	(in millions of €)
Total equity	31,424	32,417	32,250	34,059	32,271
Plus: Long-term debt	16,880	15,234	14,731	14,566	14,280
Plus: Short-term debt and current maturities of long-term debt	3,826	5,236	4,799	2,841	3,660
Less: Cash and cash equivalents	(10,891)	(8,963)	(8,424)	(8,977)	(12,468)
Less: Current available-for-sale financial assets	(524)	(532)	(542)	(478)	(477)
Plus: Post-employment benefits	9,801	8,949	7,378	6,657	7,188
Less: SFS Debt	(14,558)	(13,644)	(13,303)	(13,424)	(12,075)
Less: Fair value hedge accounting adjustment(1)	(1,670)	(1,638)	(1,474)	(1,544)	(1,470)

Capital employed (continuing operations and discontinued operations)	34,289	37,058	35,414	33,699	30,909

Less: Assets classified as held for disposal presented as discontinued operations	(4,693)	(4,695)	(4,893)	(4,968)	(4,666)
Plus: Liabilities associated with assets classified as held for disposal presented as discontinued operations	2,010	1,919	1,679	1,663	1,749

Capital employed (continuing operations)	31,606	34,283	32,201	30,394	27,993

(1)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 31.

	Year ended September 30,
	2013	2012
	(in millions of €)
Income from continuing operations before interest after tax
Net income	4,409	4,282
Plus/Less: Other interest expenses/income, net	(455)	(471)
Less/Plus: SFS Other interest expenses/income(1)	556	462
Plus: Interest expenses from post-employment benefits	297	310
Less: Taxes on interest adjustments(2)	(111)	(91)
Income before interest after tax	4,695	4,493

Less/Plus: Income/loss from discontinued operations, net of income taxes	(197)	360

Income from continuing operations before interest after tax	4,499	4,853

Return on capital employed (ROCE) (adjusted) (continuing and discontinued operations)
(I) Income before interest after tax	4,695	4,493
(II) Average capital employed (continuing and discontinued operations)(3)	34,831	34,274
(I) / (II) ROCE (adjusted) (continuing and discontinued operations)	13.5%	13.1%

Return on capital employed (ROCE) (adjusted) (continuing operations)
(I) Income from continuing operations before interest after tax	4,499	4,853
(II) Average capital employed (continuing operations)(3)	32,583	31,295
(I) / (II) ROCE (adjusted) (continuing operations)	13.8%	15.5%

(1)	SFS Other interest income/expenses is included in Other interest income/expenses, net. Adding back SFS Other interest income/expenses in the numerator corresponds to the adjustment for Financial Services (SFS) Debt in the denominator.

(2)	Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income tax expenses through Income from continuing operations before income taxes, both as reported in Item 18: Financial Statements—Consolidated Statements of Income.

(3)	Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

We are unable to prepare a reconciliation to our announced ROCE (adjusted) range for 2014 on a continuing operations basis without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for ROCE (adjusted) for continuing operations that lies within the target range, rather than a specific combination of numerator and denominator for any given ROCE (adjusted) (continuing operations) value, including the high and low ends of the ROCE (adjusted) (continuing operations) range. As such, we believe that information on the level of ROCE (adjusted) for continuing operations targeted by management is useful supplemental information for investors. However, we use the targeted ROCE (adjusted) (continuing operations) range as an integral performance measure that takes into account our history of operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of ROCE (adjusted) for continuing operations, i.e., Income from continuing operations before interest after tax, Average Capital Employed and their respective sub-components. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

FREE CASH FLOW

Definition, most directly comparable IFRS financial measures and usefulness

We define FCF as Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. The IFRS financial measure most directly comparable to FCF is Cash flows from operating activities.

We believe that the presentation of FCF provides useful information to investors because it is a measure of cash generated by our operations after deducting cash outflows for Additions to intangible assets and property, plant and equipment. Therefore, the measure provides an indication of the long-term cash generating ability of our business. In addition, because FCF is not impacted by portfolio activities, it is less volatile than the total of Cash flows from operating activities and Cash flows from investing activities. For this reason, FCF is reported on a regular basis to our management, who uses it to assess and manage cash generation among the various reportable segments of the Company and for the group. Achievement of predetermined targets relating to FCF generation is one of the factors we take into account in determining the amount of performance-based compensation received by our management, both at the level of the worldwide group and at the level of individual reportable segments.

Limitations on the usefulness

FCF is not a measure of cash generated by operations that is available exclusively for discretionary expenditures. This is, because in addition to capital expenditures needed to maintain or grow our business, we require cash for a wide variety of non-discretionary expenditures, such as interest and principal payments on outstanding debt, dividend payments or other operating expenses.

Quantitative reconciliation

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Free cash flow (continuing and discontinued operations)
Cash flows from operating activities (continuing and discontinued operations)	7,340	7,110	7,899
Less: Additions to intangible assets and property, plant and equipment (continuing and discontinued operations)	(2,012)	(2,410)	(2,617)

Free cash flow (continuing and discontinued operations)	5,328	4,700	5,282

Cash flows from investing activities (continuing and discontinued operations)	(5,076)	(5,685)	(4,044)
Cash flows from financing activities (continuing and discontinued operations)	(3,396)	(3,055)	(5,575)

Free cash flow (continuing operations)
Cash flows from operating activities (continuing operations)	7,126	6,923	8,140
Less: Additions to intangible assets and property, plant and equipment (continuing operations)	(1,869)	(2,195)	(2,151)

Free cash flow (continuing operations)	5,257	4,727	5,989

Cash flows from investing activities (continuing operations)	(4,836)	(5,029)	(2,890)
Cash flows from financing activities (continuing operations)	(3,422)	(3,523)	(6,970)

ADJUSTED EBITDA, ADJUSTED EBIT AND ADJUSTED EBITDA MARGINS

Definition, most directly comparable IFRS financial measures and usefulness

Adjusted EBITDA and adjusted EBIT at the Siemens group level

We report adjusted EBITDA and adjusted EBIT on a continuing operations basis. We define adjusted EBITDA as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairments of property, plant and equipment and goodwill. We define adjusted EBIT as Income from continuing operations before income taxes excluding Other financial income (expenses), net, Interest expenses, Interest income, as well as Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBIT appears on the face of the Consolidated Financial Statements, and each of the additional components of adjusted EBITDA appears in the

Consolidated Financial Statements, or is presented in the table Reconciliation to adjusted EBITDA (continuing operations) within Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

We disclose adjusted EBITDA and adjusted EBIT as supplemental non-GAAP financial performance measures because we believe they are useful metrics to compare the performance of our business from period to period. We understand that measures similar to adjusted EBITDA and adjusted EBIT are broadly used by analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of adjusted EBITDA and adjusted EBIT provides useful information to investors. The IFRS financial measure most directly comparable to adjusted EBITDA and adjusted EBIT is Net income.

Adjusted EBITDA is included in the ratio of adjusted industrial net debt to adjusted EBITDA, a measure of our capital structure. For further information regarding the ratio of adjusted industrial net debt to adjusted EBITDA, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

Adjusted EBITDA and adjusted EBIT at the Sector level

We also present adjusted EBITDA and adjusted EBIT at the Sector level. We define adjusted EBITDA at the Sector level as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairments of property, plant and equipment and goodwill at the Sector level. We define adjusted EBIT at the Sector level as profit (as presented in the Segment information) excluding Financial income (expenses), net as well as Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBITDA and adjusted EBIT at the level of each Sector, respectively, is presented within Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations). The IFRS financial measure most directly comparable to adjusted EBITDA and adjusted EBIT at the Sector level is profit of the relevant Sector as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information.

Accordingly, we believe that reporting adjusted EBITDA and adjusted EBIT on a segment level enhances the ability of investors to compare performance across segments.

Adjusted EBITDA margins at the Sector level

We define adjusted EBITDA margins at the Sector level as the ratio of adjusted EBITDA to revenue (as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information). We intend to maintain and further improve the profitability of our businesses and to achieve margins on the level of the best competitors in our industries—throughout the complete business cycle. Accordingly, within One Siemens we defined adjusted EBITDA margin ranges for the respective industries of our four Sectors.

We believe that the presentation of adjusted EBITDA margins as a part of One Siemens provides useful information on how successfully we operate in our markets and enhances the ability of investors to compare profitability across segments.

Limitations on the usefulness

As adjusted EBITDA excludes non-cash items such as depreciation, amortization and impairments, it does not reflect the expenses associated with the full economic effect on our assets over time. Similarly, neither adjusted EBITDA, adjusted EBIT nor adjusted EBITDA margins reflects the impact of Financial income (expenses), net, Income (loss) from investments accounted for using the equity method, net and Income tax expenses.

Quantitative reconciliation

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Net income	4,409	4,282	5,899
Less/Plus: Income/ loss from discontinued operations, net of income taxes	(197)	360	726
Income from continuing operations	4,212	4,642	6,625

Plus: Income tax expenses	1,630	1,994	2,137
Income from continuing operations before income taxes	5,843	6,636	8,763

Less/Plus: Other financial income/expenses, net(1)	154	5	(646)
Plus: Interest expenses(1)	789	760	786
Less: Interest income(1)	(948)	(939)	(845)
Less/Plus: Income/loss from investments accounted for using the equity method, net	(510)	333	(146)

Adjusted EBIT (continuing operations)	5,328	6,796	7,912
Plus: Amortization, depreciation and impairments(2)	2,888	2,818	2,599

Adjusted EBITDA (continuing operations)	8,215	9,613	10,511

(1)	The total of Other financial income/expenses, net, Interest expenses and Interest income as reported in Item 18: Financial Statements—Consolidated Statements of Income equals Financial income/expenses, net in the Reconciliation to adjusted EBITDA presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

(2)	Amortization, depreciation and impairments as reported within Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information does not include impairments of goodwill. Impairments of goodwill are presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

For a quantitative reconciliation to adjusted EBITDA and adjusted EBIT at the Sector level and adjusted EBITDA margins, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

We are unable to prepare a reconciliation to our announced adjusted EBITDA margin range for 2014 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for the adjusted EBITDA margin that lies within the target range, rather than a specific combination of numerator and denominator for any given adjusted EBITDA margin, including the high and low ends of the adjusted EBITDA margin range. As such, we believe that information on the adjusted EBITDA margin targeted by management is useful supplemental information for investors. However, we use the targeted adjusted EBITDA margin as an integral performance measure that takes into account our history of operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of the adjusted EBITDA margin, i.e., adjusted EBITDA and Revenue. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

EARNINGS EFFECT FROM PURCHASE PRICE ALLOCATION

Definition, most directly comparable IFRS financial measures and usefulness

The purchase price paid for an acquired business is allocated to the assets, liabilities and contingent liabilities acquired based on their fair values. The fair value step-ups result in earnings effects over time, e.g. additional amortization of fair value step-ups of intangible assets, which are defined as PPA effects.

We believe that the presentation of PPA effects provides useful information to investors as it allows investors to consider earnings impacts related to business combination accounting in the performance analysis.

Limitations on the usefulness

The fact that PPA effects are stated separately does not mean that they do not impact profit of the relevant segment in the Consolidated Financial Statements.

Quantitative reconciliation

When we report PPA effects, we provide the absolute values of the PPA effects. The absolute values enable investors to consider earnings impacts related to business combination accounting in the performance analysis.

NET DEBT

Definition, most directly comparable IFRS financial measures and usefulness

We define net debt as total debt less total liquidity. Total debt is defined as Short-term debt and current maturities of long-term debt plus Long-term debt. Total liquidity is defined as Cash and cash equivalents plus Current available-for-sale financial assets. Each of the components of net debt appears in the Consolidated Statements of Financial Position. The IFRS financial measure most directly comparable to net debt is the total of Short-term debt and current maturities of long-term debt and Long-term debt as reported in the Notes to Consolidated Financial Statements.

We believe that the presentation of net debt provides useful information to investors because our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage. In particular, net debt is an important component of adjusted industrial net debt. Furthermore, certain debt rating agencies, creditors and credit analysts monitor our Net debt as part of their assessments of our business.

Limitations on the usefulness

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

ADJUSTED INDUSTRIAL NET DEBT

Definition, most directly comparable IFRS financial measures and usefulness

Within One Siemens, we manage adjusted industrial net debt as one component of our capital. We define adjusted industrial net debt as net debt less SFS Debt; less 50% of the nominal amount of our hybrid bond, plus Post-employment benefits (as presented in the Consolidated Financial Statements), plus credit guarantees; and less fair value hedge accounting adjustments. The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations. Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), we adjust this amount by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation. Further information concerning adjusted industrial net debt can be found in

Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure in the Annual Report. The IFRS financial measure most directly comparable to adjusted industrial net debt is the total of Short-term debt and current maturities of long-term debt and Long-term debt as reported in the Notes to Consolidated Financial Statements.

A key consideration in managing our capital structure is the maintenance of ready access to the capital markets through various debt products and the preservation of our ability to repay and service our debt obligations over time. We have therefore set a capital structure target that is measured by adjusted industrial net debt divided by adjusted EBITDA from continuing operations (annualized for purposes of interim reporting). We believe that adopting a metric that compares our earnings-based performance relative to our indebtedness (“leverage”) assists us in managing our business to achieve these goals. We have selected adjusted EBITDA from continuing operations as the performance element of the metric because we believe our earnings-based performance is a key determinant of the willingness of lenders to provide us with debt on favorable conditions and our ability to meet our debt obligations in future periods.

We believe that using the ratio of adjusted industrial net debt to adjusted EBITDA from continuing operations as a measure of our capital structure provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Limitations on the usefulness

We typically use a considerable portion of our cash, cash equivalents and available-for-sale financial assets at any given time for purposes other than debt reduction. Therefore, the fact that these items are excluded from adjusted industrial net debt does not mean that they are used exclusively for debt repayment. The use of the ratio adjusted industrial net debt to adjusted EBITDA is inherently limited by the fact that it is a ratio.

Quantitative reconciliation

For a quantitative reconciliation of Adjusted industrial net debt debt and the ratio of adjusted industrial net debt to adjusted EBITDA from continuing operations, refer to Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

MANAGEMENT

In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Supervisory Board and a Managing Board. The two boards are separate and no individual may simultaneously be a member of both boards. The Managing Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the Bylaws of the Managing Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Managing Board. The Supervisory Board oversees our management but is not authorized to make management decisions.

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

As a general rule under German law, a shareholder has no direct recourse against either the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency and other special circumstances, only Siemens may assert a claim for damages against members of either board. We may waive these damages or settle these claims if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at a Shareholders’ Meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

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

The Supervisory Board elects a chairman and two deputy chairmen from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote. If either the chairman or the first deputy chairman is not elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman by a simple majority of the votes cast. The Supervisory Board elects a second deputy chairman by simple majority vote. Unless otherwise required by law, the Supervisory Board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a second deadlock.

The Supervisory Board meets at least twice during each half-year period, normally six times each year. Its main functions are:

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

The following table sets forth the names of the members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships as of September 30, 2013:

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Dr. Gerhard Cromme	2/25/1943	Annual Shareholders’ Meeting 2018	Chairman of the Supervisory Board	Axel Springer AG
Berthold Huber(1)	2/15/1950	Annual Shareholders’ Meeting 2018	First Deputy Chairman; First Chairman, IG Metall	Audi AG; Porsche Automobil Holding SE, Volkswagen AG
Dr. Josef Ackermann(2)	2/7/1948		Second Deputy Chairman(3); Advisory board member	Belenos Clean Power Holding AG; EQT Holdings AB; Investor AB; Royal Dutch Shell plc
Lothar Adler(1)	2/22/1949	Annual Shareholders’ Meeting 2018	Member; Chairman of the Central Works Council, Siemens AG	—
Jean-Louis Beffa(4)	8/11/1941		Honorary Chairman, Compagnie de Saint-Gobain	Claude Bernard Participations S.A.S.; GDF SUEZ S.A.; JL2B Conseils; Le Monde S.A.; Le Monde & Partenaires Associés S.A.S.; Saint-Gobain Corporation; Société Editrice du Monde S.A.(5)
Gerd von Brandenstein	4/6/1942	Annual Shareholders’ Meeting 2018	Member; Supervisory Board member	degewo AG
Michael Diekmann	12/23/1954	Annual Shareholders’ Meeting 2018	Member; Chairman of the Board of Management, Allianz SE	Allianz Asset Management AG; Allianz Deutschland AG; Allianz France S.A.; Allianz S.p.A.; BASF SE; Linde AG;
Dr. Hans Michael Gaul	3/2/1942	Annual Shareholders’ Meeting 2018	Member; Supervisory Board member	BDO AG Wirtschaftsprüfungsgesellschaft; HSBC Trinkaus & Burkhardt AG
Prof. Dr. Peter Gruss	6/28/1949	Annual Shareholders’ Meeting 2018	Member; President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.	Actelion Ltd; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Bettina Haller(1)	3/14/1959	Annual Shareholders’ Meeting 2018	Member; Chairwoman of the Combine Works Council, Siemens AG	—
Hans-Jürgen Hartung(1)	3/10/1952	Annual Shareholders’ Meeting 2018	Member; Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany	—
Robert Kensbock(1)(6)	3/13/1971	Annual Shareholders’ Meeting 2018	Member of the Central Works Council, Siemens AG	—
Harald Kern(1)	3/16/1960	Annual Shareholders’ Meeting 2018	Member; Chairman of the Siemens Europe Committee	—
Jürgen Kerner(1)	1/22/1969	Annual Shareholders’ Meeting 2018	Member; Executive Member of the Managing Board of IG Metall	Airbus Operations GmbH; Eurocopter GmbH; MAN SE; Premium Aerotec GmbH
Dr. Nicola Leibinger-Kammüller	12/15/1959	Annual Shareholders’ Meeting 2018	Member; President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG	Axel Springer AG; Deutsche Lufthansa AG; Voith GmbH
Gérard Mestrallet(6)	4/1/1949	Annual Shareholders’ Meeting 2018	Member; Chairman and Chief Executive Officer, GDF SUEZ S.A.	Compagnie de Saint-Gobain S.A.; Electrabel S.A.; GDF Suez Energy Management Trading CVBA; GDF Suez Energie Services S.A.; International Power Ltd.; Pargesa Holding S.A.; Sociedad General de Aguas de Barcelona S.A.; Suez Environnement Company S.A.
Werner Mönius(1)(4)	5/16/1954		Chairman of the Works Council, Siemens Healthcare Sector, Erlangen(7)	—
Güler Sabanci(6)	8/14/1955	Annual Shareholders’ Meeting 2018	Member; Chairwoman and Managing Director, Haci Ömer Sabanci Holding A.Ş.	—
Håkan Samuelsson(4)	3/19/1951		President and CEO, Volvo Car Corporation	Scandferries Holding GmbH; Scandlines GmbH; Volvo Car Corporation(5)
Prof. Dr. Rainer Sieg(1)	12/20/1948	Annual Shareholders’ Meeting 2018	Member; Chairman of the Committee of Spokespersons, Siemens Group; Chairman of the Central Committee of Spokespersons, Siemens AG	—
Jim Hagemann Snabe(2)	10/27/1965	Annual Shareholders’ Meeting 2014	Member; Co-Chief Executive Officer of SAP AG; Chief Executive Officer of Snabe ApS	Bang & Olufsen A/S; Danske Bank A/S; SAP Labs LLC; SuccessFactors Inc.; Syclo LLC
Birgit Steinborn(1)	3/26/1960	Annual Shareholders’ Meeting 2018	Member; Deputy Chairwoman of the Central Works Council, Siemens AG	—
Lord Iain Vallance of Tummel(4)	5/20/1943		Chairman, Amsphere Ltd.	—
Sibylle Wankel(1)	3/3/1964	Annual Shareholders’ Meeting 2018	Member; Attorney, Bavarian Regional Headquarters, IG Metall	Audi AG; Vaillant GmbH

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Werner Wenning(6)	10/21/1946	Annual Shareholders’ Meeting 2018	Second Deputy Chairman(8); Chairman of the Supervisory Board, Bayer AG; Chairman of the Supervisory Board, E.ON SE	Bayer AG; E.ON SE; Henkel AG & Co. KGaA; Henkel Management AG

(1)	Employee representative.

(2)	As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe has been appointed to the Supervisory Board by court order until the end of the Annual Shareholders’ Meeting in 2014. It will be proposed to the Annual Shareholders’ Meeting that Mr. Snabe be elected as a shareholder representative on the Supervisory Board for the remainder of Dr. Ackermann’s term of office.

(3)	Until September 30, 2013.

(4)	Jean-Louis Beffa, Werner Mönius, Håkan Samuelsson and Lord Iain Vallance of Tummel ceased to be members of the Supervisory Board effective January 23, 2013.

(5)	As of January 23, 2013.

(6)	Since January 23, 2013.

(7)	Until January 31, 2013.

(8)	Since October 1, 2013.

There are seven Supervisory Board committees: the Chairman’s Committee, the Compensation Committee, the Audit Committee, the Compliance Committee, the Finance and Investment Committee(1), the Nominating Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: Additional information—Articles of Association and relevant provisions of German law—Corporate governance.

Name of committee	Current members
Chairman’s Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann(2), Lothar Adler(3), Berthold Huber(3), Werner Wenning(4).

Compensation Committee	Chairman Werner Wenning, Dr. Josef Ackermann(2), Lothar Adler(3), Dr. Gerhard Cromme, Michael Diekmann(5), Berthold Huber(3), Birgit Steinborn(3).

Audit Committee	Chairman Dr. Hans Michael Gaul, Dr. Josef Ackermann(2), Gerd von Brandenstein(5), Dr. Gerhard Cromme, Bettina Haller(3), Robert Kensbock(3)(5), Jürgen Kerner(3), Jim Hagemann Snabe(5), Birgit Steinborn(3).

Compliance Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann(2), Lothar Adler(3), Gerd von Brandenstein(5), Dr. Hans Michael Gaul, Bettina Haller(3), Harald Kern(3)(5), Jim Hagemann Snabe(5), Sibylle Wankel(3).

Finance and Investment Committee(1)	Chairman Dr. Gerhard Cromme, Lothar Adler(3), Gerd von Brandenstein(6), Prof. Dr. Peter Gruss(5), Harald Kern(3), Jürgen Kerner(3), Gérard Mestrallet(6), Jim Hagemann Snabe(5), Birgit Steinborn(3), Werner Wenning.

Nominating Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann(2), Dr. Hans Michael Gaul, Dr. Nicola Leibinger-Kammüller, Werner Wenning(4).

Mediation Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann(2), Lothar Adler(3), Berthold Huber(3), Werner Wenning(5).

(1)	Renamed “Innovation and Finance Committee” in November 2013.

(2)	Until September 30, 2013.

(3)	Employee representative.

(4)	Since October 1, 2013.

(5)	Since November 2013.

(6)	Until November 2013.

MANAGING BOARD

As of November 27, 2013, our Managing Board consists of eight members.

Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, with the requirement that it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved for the Managing Board:

•	the preparation of the annual financial statements;

•	the calling of the Annual Shareholders’ Meeting (unless applicable law requires otherwise) and preparation and execution of the resolutions; and

•	the preparation of reports to the Supervisory Board and the Annual Shareholders’ Meeting concerning certain matters.

Our Managing Board has one committee, the Equity and Employee Stock Committee, which is authorized to make certain decisions without seeking the approval of the full Managing Board. The Equity and Employee Stock Committee is responsible for certain capital measures as well as for the issuance of employee stock, including the determination of the terms of such issuances. The members of this committee are President and CEO Joe Kaeser, Executive Vice-President and CFO Dr. Ralf P. Thomas and Executive Vice-President Klaus Helmrich.

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

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships as of September 30, 2013:

Name	Date of birth	Term expires	Current position	Companies at which Supervisory Board and similar positions were held
Joe Kaeser	6/23/1957	7/31/2018	President and CEO(1)	Allianz Deutschland AG; NXP Semiconductors B.V.
Dr. Ralf P. Thomas(2)	3/7/1961	9/17/2018	Executive Vice-President and CFO(2)	—
Dr. Roland Busch	11/22/1964	3/31/2016	Executive Vice-President	Atos S.A.
Brigitte Ederer(3)	2/27/1956		Executive Vice-President(3)	Boehringer Ingelheim RCV GmbH; Jenoptik AG; Österreichische Industrieholding AG (ÖIAG)(4)
Klaus Helmrich	5/24/1958	3/31/2016	Executive Vice-President	EOS Holding AG
Barbara Kux(5)	2/26/1954		Executive Vice-President(5)	Henkel AG & Co. KGaA; Firmenich International SA; Total S.A.
Peter Löscher(6)	9/17/1957		President and CEO(6)	Deutsche Bank AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München; TBG Limited (Thyssen- Bornemisza Group)(7)
Prof. Dr. Hermann Requardt	2/11/1955	3/31/2016	Executive Vice-President	Software AG
Prof. Dr. Siegfried Russwurm	6/27/1963	3/31/2017	Executive Vice-President	Deutsche Messe AG; inpro Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH; Osram Licht AG; Osram GmbH
Peter Y. Solmssen	1/24/1955	12/31/2013	Executive Vice-President	—
Dr. Michael Süß	12/25/1963	3/31/2016	Executive Vice-President	Herrenknecht AG

(1)	Since August 1, 2013.

(2)	Since September 18, 2013.

(3)	Until September 30, 2013.

(4)	As of September 30, 2013.

(5)	Until November 16, 2013

(6)	Until July 31, 2013.

(7)	As of July 31, 2013.

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

The system and levels for the remuneration of the Managing Board are determined and reviewed regularly by the full Supervisory Board, based on proposals from the Chairman’s Committee, or, beginning with July 2013 from the Compensation Committee. The Supervisory Board reviews remuneration levels annually to ensure that they are appropriate. In that process, the Company’s economic situation, performance and outlook, as well as the tasks and performance of the individual Managing Board members, are taken into account. In addition, the Supervisory Board considers the common level of remuneration in comparison with the peer companies and with the compensation structure in place in other areas of the Company, taking due account of the relationship between the Managing Board’s remuneration and that of senior management and staff, both overall and with regard to its development over time. The remuneration system that has been used for the Managing Board members since fiscal 2011 was approved by a large majority at the Annual Shareholders’ Meeting on January 25, 2011.

In fiscal 2013, the remuneration system for the Managing Board had the following components:

Non-performance-based components

Base compensation—Base compensation is paid as a monthly salary. It is reviewed annually, and revised if appropriate. The base compensation of President and CEO Joe Kaeser has been €1,845,000 per year since his appointment on August 1, 2013. The base compensation of the CFO and those members of the Managing Board who have responsibilities for Sector portfolios has been €967,500 per year since October 1, 2012. The base compensation of the other members of the Managing Board has been €900,000 per year since October 1, 2010.

Fringe benefits

Fringe benefits include costs, or the cash equivalent, of non-monetary benefits and other perquisites, such as provision of a Company car, contributions toward the cost of insurance, reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including a gross-up for any taxes that have to be borne in this regard, as well as costs relating to preventive medical examinations.

Performance-based components

Variable compensation (bonus)—The variable compensation (bonus) is based on the Company’s business performance in the past fiscal year. The targets for the variable compensation are derived from “One Siemens”, our target system for sustainably enhancing corporate value. On the basis of this target system, the Supervisory Board at the beginning of each fiscal year defines specific targets. Corresponding target parameters—in addition to other factors—also apply to senior managers, with a view to establishing a consistent target system throughout the Company.

For a 100% target attainment (target amount) the amount of the bonus equals the amount of base compensation. The bonus is subject to a ceiling (cap) of 200%. If targets are substantially missed, the variable compensation may not be paid at all.

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

Long-term stock-based compensation—Long-term stock-based compensation consists of a grant of forfeitable stock commitments (Stock Awards). The beneficiaries will receive one free share of Siemens stock for each Stock Award after a restriction period. Beginning with the award for fiscal 2011, the restriction period for Stock Awards ends at the close of the second day after publication of the preliminary operating results for the fourth calendar year after the date of the award.

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

In the event of a 100% target attainment, the annual target amount for the monetary value of the Stock Awards commitment will be €1.9 million for the President and CEO effective August 1, 2013, and €1 million for each of the other members of the Managing Board. Beginning with fiscal 2011, the Supervisory Board has the option of increasing, on an individual basis, the target amount for a member of the Managing Board who has been reappointed by as much as 75% above the amount of €1 million, for one fiscal year at a time. This option enables the Supervisory Board to take account of the Managing Board member’s individual accomplishments and experience as well as the scope and demands of his or her function. This rule does not apply to the President and CEO.

The performance-based component of long-term stock-based compensation is likewise founded on the One Siemens target system. The allocation rules for long-term stock-based compensation take this focus into account as follows:

•

On the one hand, half of the annual target amount for the annual Stock Awards is linked to the average basic earnings per share for the last three completed fiscal years from continuing and discontinued

operations (EPS). In principle, the target value is the average basic EPS from the past three fiscal years completed prior to the year of compensation. At the end of each fiscal year, the Supervisory Board decides on a figure that represents that year’s target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual monetary value of the award and the resulting number of Stock Awards.

•	On the other hand, the development of the performance of Siemens’ stock relative to its competitors is to have a direct effect on compensation. For this purpose, with respect to the other half of the annual target amount for the Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the monetary value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to the stock of competitors (at present ABB, General Electric, Philips, Rockwell and Schneider). The reference period for measuring the target will be the same as the four-year restriction period for the Stock Awards. After this restriction period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to the stock of its competitors. This determination will yield a target attainment of between 0% and 200% (cap). If the target attainment is above 100%, an additional cash payment corresponding to the outperformance is effected. If the target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

With regard to the further terms of the Stock Awards, generally the same principles apply for the Managing Board and for senior managers; these principles are discussed in more detail in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 33. The Notes also include further information about the stock-based employee investment plans.

Share Ownership Guidelines—The Siemens Share Ownership Guidelines are an integral part of the remuneration system for the Managing Board and senior executives. These guidelines require the members of the Managing Board—after a certain buildup phase—to hold Siemens stock worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) during their term of office on the Managing Board. The determining figure in this context is the average base compensation that the relevant member of the Managing Board has drawn over the four years of the buildup phase. Accordingly, changes that have been made to base compensation in the meantime are included. Non-forfeitable stock awards (Bonus Awards) are taken into account in determining compliance with the Share Ownership Guidelines.

Evidence that this obligation has been met must first be provided after the buildup phase, and updated annually thereafter. If the value of the accrued holdings declines below the minimum to be evidenced from time to time because the market price of Siemens stock has fluctuated, the member of the Managing Board must acquire additional shares.

Pension benefit commitments—The members of the Managing Board, like all Siemens AG employees, are included in the Siemens Defined Contribution Benefit Plan (BSAV). Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage is decided upon annually by the Supervisory Board; most recently it was set at 28%. In making its decision, the Supervisory Board takes account of the intended level of provision for each individual, also considering the length of time for which the individual has been a Managing Board member, as well as the annual and long-term expense to the Company as a result of that provision. The non-forfeitability of pension benefit commitments is in compliance with the provisions of the German Company Pensions Act (Betriebsrentengesetz). Special contributions may be granted to Managing Board members on the basis of individual decisions of the Supervisory Board. In the case of new appointments of members of the Managing Board from outside the Company, these contributions may be defined as non-forfeitable from their inception. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his or her contributions went toward financing this prior commitment.

Members of the Managing Board are entitled to benefits under the BSAV on reaching the age of 60, at the earliest. As a rule, the accrued pension benefit balance is paid out to the Managing Board member in twelve annual installments. At the request of the Managing Board member or of his or her surviving dependents, the pension benefit balance may also be paid out in fewer installments or as a lump sum, subject to the Company’s consent. The accrued pension benefit balance may also be paid out as a pension. As a further alternative, the Managing Board member may choose a combination of payment in one to twelve installments and payment of a pension. If the pension option is chosen, a decision must be made as to whether it should include pensions for surviving dependents. If a member of the Managing Board dies while receiving a pension, benefits will be paid to the member’s surviving dependents if the member has chosen such benefits. The Company will then provide a limited-term pension to surviving children until they reach age 27, or age 25 in the case of commitments made on or after January 1, 2007.

Benefits from the retirement benefit system that was in place before the BSAV are normally granted as pension benefits with a surviving dependents’ pension. In this case as well, a payout in installments or a lump sum may be chosen instead of pension payments.

Members of the Managing Board who were employed by the Company on or before September 30, 1983, are entitled to transition payments for the first six months after retirement, equal to the difference between their final base compensation and the retirement benefits payable under the corporate pension plan.

Commitments in connection with termination of Managing Board membership—Managing Board contracts provide for a compensatory payment if membership on the Managing Board is terminated prematurely without serious cause. The amount of this payment must not exceed the value of two years’ compensation and compensate no more than the remaining term of the contract (cap). The amount of the compensatory payment is calculated on the basis of the base compensation, the variable compensation (bonus), and the long-term stock-based compensation (Stock Awards) actually received for the last fiscal year before termination. The compensatory payment is payable in the month when the member leaves the Managing Board. In addition, a one-time exceptional contribution is made to the BSAV. The amount of this contribution is based on the BSAV contribution that the Board member received in the previous year, and on the remaining term of the appointment, but is limited to not more than two years’ contributions (cap). The above benefits are not paid if an amicable termination of the member’s activity on the Managing Board is agreed upon at the member’s request, or if there is serious cause for the Company to terminate the employment relationship.

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

If a member leaves the Managing Board, the variable component (bonus) is determined pro rata temporis after the end of the fiscal year in which the appointment was terminated and is settled in cash at the usual payout or transfer date, as the case may be. If the employment contract is terminated in the course of an appointment period, the non-forfeitable stock awards (Bonus Awards) for which the waiting period is still in progress will remain in effect without restriction. If the employment agreement is terminated because of retirement, disability or death, a Managing Board member’s Bonus Awards will be settled in cash as of the date of departure from the Board.

Stock commitments that were made as long-term stock-based compensation (Stock Awards) and for which the restriction period is still in progress will normally forfeit without replacement if the employment agreement is terminated in the course of an appointment period. The same applies if the employment agreement is not extended after the end of an appointment period, either at the Board member’s request or because there is serious cause that would have entitled the Company to revoke the appointment or terminate the contract. However, once granted, Stock Awards do not forfeit if the employment agreement is terminated because of retirement, disability, or death, or in connection with a spin-off, the transfer of an operation, or a change of activity within the corporate group. In this case, the Stock Awards will remain in effect upon termination of the employment agreement and will be honored on expiration of the restriction period.

The remuneration system for the Managing Board members applicable as of fiscal 2014 will be submitted for approval to the Annual Shareholders’ Meeting on January 28, 2014. For a description of the revisions compared to the remuneration system currently in place, see below.

REMUNERATION OF MEMBERS OF THE MANAGING BOARD FOR FISCAL 2013

On the basis of our One Siemens target system, at the beginning of the fiscal year the Supervisory Board set the targets and weighting for the unchanged parameters compared to the previous year: organic revenue growth, return on capital employed (ROCE) adjusted, and Free cash flow, in each case on the basis of continuing operations, together with EPS. The definition of these parameters and their weighting acknowledges a sustainable enhancement of corporate value. An internal review of the appropriateness of the Managing Board’s compensation for fiscal 2013 has confirmed that the remuneration of the Managing Board resulting from the target attainment for fiscal 2013 is to be considered appropriate. Following the decision on determining the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting on November 6, 2013, to set the variable compensation component (bonus), the Stock Awards to be granted and the pension benefit contributions as follows:

Variable compensation (bonus)—In setting the targets for the variable compensation (bonus) at the beginning of fiscal 2013, the Supervisory Board took into account that the Company continues to focus on a sustainable appreciation of value. This focus is intended to enable the Company to maintain its financial flexibility and hold its own against competitors in periods of high market volatility:

•	The emphasis in terms of the sustainable enhancement of value is on capital efficiency and capital structure. This was taken into account in weighting the two target parameters ROCE adjusted, and Free cash flow.

•	The target for organic revenue growth allowed for the great uncertainty of the competitive environment and the goal of capital-efficient growth.

•	The target for ROCE adjusted allowed for the first-time application of the revised IAS 19R reporting standard. The expectations for business in fiscal 2013 as well as the “Siemens 2014” program were also considered.

•	The target for Free cash flow was maintained at the prior year’s level, which represented a noticeable increase at that time. The trend towards lower advance payments by customers was also taken into account.

As a consequence, the following targets were set and attained with respect to the variable compensation (bonus):

Target parameter	Weight	100% of target	Actual 2013 figure	Target attainment
Revenue growth (organic)*	20%	(0.5)%	(1.1)%	87.80%
ROCE adjusted*	40%	15.1%	13.8%	67.75%
Free Cash flow*	40%	€3,600 million	€5,257 million	155.24%
Target attainment (calculative)				106.76%

*	Continuing operations

The values measured for target attainment were not adjusted. In an overall assessment of all relevant aspects, the Supervisory Board decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), to adjust the bonus payout amounts resulting from target attainment downward for all Managing Board members resulting in target attainment of 95% for the determination of the payout amounts of the variable compensation (bonus). In its decision, the Supervisory Board, among other factors took into account that the Company did not meet its expectations compared to competitors, especially with regard to profitability.

In addition, the Supervisory Board reflected the performance of individual Managing Board members and decided upon further individual adjustments for certain Managing Board members.

Long-term stock-based compensation—For half of the annual target amount for the Stock Awards, an average basic EPS of €5.46 was determined for fiscal years 2011 through 2013, yielding a target attainment of 118%.

For the other half of the annual target amount for the Stock Awards, the Supervisory Board approved a number of Stock Awards equivalent to the monetary value of half the target amount on the award date. The amount by which these stock commitments must be adjusted—or an additional cash payment must be made—after the end of the restriction period will depend on the performance of Siemens stock compared to the stock of five competitors (ABB, General Electric, Philips, Rockwell and Schneider) over the coming four years, and will therefore not be determined until after the end of fiscal 2017.

The number of stock commitments (Bonus Awards and Stock Awards) granted was based on the closing price of Siemens stock in Xetra trading on the date of award less the present value of dividends expected during the holding period, because beneficiaries are not entitled to receive dividends. This figure for determining the number of commitments amounted to €80.88 (2012: €64.93).

Benefits associated with termination of Managing Board membership—In connection with the mutually agreed premature termination of the Managing Board membership of former President and CEO Peter Löscher as of July 31, 2013, it was agreed that his contract with the Company would terminate as of September 30, 2013. His entitlements agreed under the contract remained in effect until that date. A compensatory payment in a gross amount of €14,803,005 was agreed upon with Mr. Löscher in connection with the mutually agreed premature termination of his activity as President and CEO, together with a one-time special contribution of €2,240,000 to the BSAV, to be credited in January 2014. It was also agreed with Mr. Löscher that his long-term stock-based compensation (Stock Awards) for fiscal 2013 will be calculated after the actual target attainment is available and awarded at the usual date. These 28,077 Stock Awards will be settled in cash according to the provisions of the contract as no employment relationship will be in place at the date of award. The Company has furthermore agreed with Mr. Löscher to reimburse out-of-pocket expenses up to a maximum of €100,000 plus value-added tax. For his part, Mr. Löscher has agreed not to work for any significant competitor of Siemens AG for a period of two years after the end of his employment contract, i.e., until September 30, 2015; Siemens will not provide additional compensation for this post-contractual non-compete commitment. However, the Stock Awards that were granted in the past for fiscal 2010, 2011 and 2012 and for which the restriction period is still in effect, will be absolutely maintained, see below.

In connection with the mutually agreed premature termination of the Managing Board membership of former Managing Board member Brigitte Ederer as of September 30, 2013, it was agreed upon that her contract with the Company would end at the same time. A compensatory payment in a gross amount of €5,600,019 was agreed upon with Ms. Ederer in connection with the mutually agreed premature termination of her activity as Managing Board member, together with a one-time special contribution of €882,000 to the BSAV, to be credited in January 2014. It was also agreed with Ms. Ederer that her long-term stock-based compensation (Stock Awards) for fiscal 2013 will be calculated after the actual target attainment is available and awarded at the usual date. These 13,477 Stock Awards will be settled in cash according to the provisions of the contract as no employment relationship will be in place at the date of award. The Company has furthermore agreed with Ms. Ederer to reimburse out-of-pocket expenses up to a maximum of €30,000 plus value-added tax. The Stock Awards that were granted in the past for fiscal 2010, 2011 and 2012 and for which the restriction period is still in effect, will be absolutely maintained, see below.

In determining the amount of the compensatory payments for Mr. Löscher and Ms. Ederer, in accordance with the terms of their contracts with the Company, the base compensation for fiscal 2013 and the variable compensation and long-term stock-based compensation actually received for fiscal 2012 were applied and limited, as applicable, to either two annual payments in total or the compensation for the remaining terms of their appointments. The portion of compensatory payments that was calculated excluding the first six months of the remaining contract term was reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. In addition, non-monetary benefits were covered by a payment in the amount of 5% of the compensatory payment.

Total compensation—On the basis of the decisions by the Supervisory Board described above, Managing Board compensation for fiscal 2013 totaled €34.58 million, a decrease of 12.7% (2012: €39.61 million). Of this total amount, €16.98 million (2012: €17.45 million) was attributable to cash compensation and €17.60 million (2012: €22.16 million) to stock-based compensation. Thus, more than half of the compensation was paid in the form of stock-based instruments with waiting or restriction periods of four years, and therefore on a deferred basis.

The compensation for fiscal 2013 presented in the following table not only takes account of the applicable reporting standards, but also of the new recommendations of the German Corporate Governance Code (GCGC or the Code), with regard to the disclosure of remuneration of the Managing Board. Consequently, the information is set forth in a model table recommended by the Code and shows the value of benefits granted for the year under review. The figures presented also include the attainable minimums or maximums, as applicable. The fair values shown for granted stock-based compensation were calculated on the basis of the applicable reporting standards. The transfer of one share per award will not take place until the expiration of the four-year waiting or restriction period, i.e., not until November 2017. The number of Stock Awards linked to the performance of the price of Siemens stock will be adjusted after the end of the restriction period, on the basis of the actual target attainment.

The compensation presented in the following tables was granted to the members of the Managing Board for fiscal 2013 (individualized disclosure):

Managing Board members serving as of September 30, 2013			Joe Kaeser(8) President and CEO since August 1, 2013				Dr. Roland Busch Member with responsibilities for Sector portfolio				Brigitte Ederer(9) Member of the Managing Board
			2012	2013	2013	2013	2012	2013	2013	2013	2012	2013	2013	2013
					(min)	(max)			(min)	(max)			(min)	(max)
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	900,000	1,113,750	1,113,750	1,113,750	900,000	967,500	967,500	967,500	900,000	900,000	900,000	900,000
		Fringe benefits(1)	72,935	71,843	71,843	71,843	49,771	48,591	48,591	48,591	27,697	42,571	42,571	42,571
		Total	972,935	1,185,593	1,185,593	1,185,593	949,771	1,016,091	1,016,091	1,016,091	927,697	942,571	942,571	942,571

Performance- based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component (GCGC)(2)	450,000	556,875	0	1,336,500	450,000	483,750	0	1,161,000	450,000	900,000	0	2,160,000
	with long-term incentive effect stock-based	Multi-year variable compensation(3,4)	2,796,444	2,542,970	0	4,886,500	1,799,038	1,551,574	0	3,161,000	1,860,202	1,117,734	0	2,000,000

		Variable compensation (bonus)—Bonus Awards(2,5)	611,965	558,881	0	1,336,500	550,801	433,840	0	1,161,000	611,965	0	0	0
		Siemens Stock Awards (restriction period: 4 years)			0	3,550,000			0	2,000,000			0	2,000,000
		Target attainment depending on EPS for past three fiscal years(5)	1,347,557	1,047,315			770,005	590,020			770,005	590,020
		Target attainment depending on future stock performance(6)	836,922	936,774			478,232	527,714			478,232	527,714
		Total	4,219,379	4,285,438	1,185,593	7,408,593	3,198,809	3,051,415	1,016,091	5,338,091	3,237,899	2,960,305	942,571	5,102,571

		Service cost	530,970	504,323	504,323	504,323	547,713	520,736	520,736	520,736	552,904	525,886	525,886	525,886

		Total (GCGC)(7)	4,750,349	4,789,761	1,689,916	7,912,916	3,746,522	3,572,151	1,536,827	5,858,827	3,790,803	3,486,191	1,468,457	5,628,457

Total compensation of all Managing Board members for fiscal 2013, according to the applicable reporting standards, amounted to €34.58 million (2012: €39.61 million). The granted payout amount presented below is to be used instead of the target value according to the GCGC for the one-year variable compensation (bonus), and service costs for pension benefits are not included.

Performance-based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	611,955	558,849			550,760	433,819			611,955	855,148
		Total	4,381,334	4,287,412			3,299,569	3,001,484			3,399,854	2,915,453

(Continued)	Managing Board members serving as of September 30, 2013		Klaus Helmrich Member of the Managing Board				Barbara Kux Member of the Managing Board				Prof. Dr. Hermann Requardt(8) Member with responsibilities for Sector portfolio
			2012	2013	2013	2013	2012	2013	2013	2013	2012	2013	2013	2013
					(min)	(max)			(min)	(max)			(min)	(max)
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	900,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000	967,500	967,500	967,500
		Fringe benefits(1)	76,961	68,329	68,329	68,329	33,960	68,048	68,048	68,048	64,132	65,544	65,544	65,544
		Total	976,961	968,329	968,329	968,329	933,960	968,048	968,048	968,048	964,132	1,033,044	1,033,044	1,033,044

Performance- based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component (GCGC)(2)	450,000	450,000	0	1,080,000	450,000	450,000	0	1,080,000	450,000	483,750	0	1,161,000
	with long-term incentive effect stock-based	Multi-year variable compensation(3,4)	1,860,202	1,545,347	0	3,080,000	1,860,202	1,545,347	0	3,080,000	1,921,431	1,934,354	0	3,661,000

		Variable compensation (bonus)—Bonus Awards(2,5)	611,965	427,613	0	1,080,000	611,965	427,613	0	1,080,000	673,194	537,124	0	1,161,000
		Siemens Stock Awards (restriction period: 4 years)			0	2,000,000			0	2,000,000			0	2,500,000
		Target attainment depending on EPS for past three fiscal years(5)	770,005	590,020			770,005	590,020			770,005	737,545
		Target attainment depending on future stock performance(6)	478,232	527,714			478,232	527,714			478,232	659,685
		Total	3,287,163	2,963,676	968,329	5,128,329	3,244,162	2,963,395	968,048	5,128,048	3,335,563	3,451,148	1,033,044	5,855,044

		Service cost	547,675	520,698	520,698	520,698	552,800	525,734	525,734	525,734	526,202	499,761	499,761	499,761

		Total (GCGC)(7)	3,834,838	3,484,374	1,489,027	5,649,027	3,796,962	3,489,129	1,493,782	5,653,782	3,861,765	3,950,909	1,532,805	6,354,805

Total compensation of all Managing Board members for fiscal 2013, according to the applicable reporting standards, came to €34.58 million (2012: €39.61 million). The granted payout amount presented below is to be used instead of the target value according to the GCGC for the one-year variable compensation (bonus), and service costs for pension benefits are not included.

Performance-based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	611,955	427,574			611,955	427,574			673,151	537,110
		Total	3,449,118	2,941,250			3,406,117	2,940,969			3,558,714	3,504,508

(Continued)	Managing Board members serving as of September 30, 2013		Prof. Dr. Siegfried Russwurm(8) Member with responsibilities for Sector portfolio				Peter Y. Solmssen(10) Member of the Managing Board				Dr. Michael Süß Member with responsibilities for Sector portfolio
			2012	2013	2013	2013	2012	2013	2013	2013	2012	2013	2013	2013
					(min)	(max)			(min)	(max)			(min)	(max)
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	900,000	967,500	967,500	967,500	900,000	900,000	900,000	900,000	900,000	967,500	967,500	967,500
		Fringe benefits(1)	42,146	42,134	42,134	42,134	33,498	32,977	32,977	32,977	49,089	36,158	36,158	36,158
		Total	942,146	1,009,634	1,009,634	1,009,634	933,498	932,977	932,977	932,977	949,089	1,003,658	1,003,658	1,003,658

Performance- based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component (GCGC)(2)	450,000	483,750	0	1,161,000	450,000	450,000	0	1,080,000	450,000	483,750	0	1,161,000
	with long-term incentive effect stock-based	Multi-year variable compensation(3, 4)	1,860,202	1,856,952	0	3,661,000	1,860,202	1,545,347	0	3,080,000	1,860,202	1,577,456	0	3,161,000

		Variable compensation (bonus)—Bonus Awards(2, 5)	611,965	459,722	0	1,161,000	611,965	427,613	0	1,080,000	611,965	459,722	0	1,161,000
		Siemens Stock Awards (restriction period: 4 years)			0	2,500,000			0	2,000,000			0	2,000,000
		Target attainment depending on EPS for past three fiscal years(5)	770,005	737,545			770,005	590,020			770,005	590,020
		Target attainment depending on future stock performance(6)	478,232	659,685			478,232	527,714			478,232	527,714
		Total	3,252,348	3,350,336	1,009,634	5,831,634	3,243,700	2,928,324	932,977	5,092,977	3,259,291	3,064,864	1,003,658	5,325,658

		Service cost	546,850	519,915	519,915	519,915	553,236	526,160	526,160	526,160	558,008	530,392	530,392	530,392

		Total (GCGC)(7)	3,799,198	3,870,251	1,529,549	6,351,549	3,796,936	3,454,484	1,459,137	5,619,137	3,817,299	3,595,256	1,534,050	5,856,050

Total compensation of all Managing Board members for fiscal 2013, according to the applicable reporting standards, came to €34.58 million (2012: €39.61 million). The granted payout amount presented below is to be used instead of the target value according to the GCGC for the one-year variable compensation (bonus), and service costs for pension benefits are not included.

Performance- based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	611,955	459,642			611,955	427,574			611,955	459,642
		Total	3,414,303	3,326,228			3,405,655	2,905,898			3,421,246	3,040,756

(Continued)	Managing Board members serving as of September 30, 2013		Dr. Ralf P. Thomas CFO since September 18, 2013				Peter Löscher(11) Member of the Managing Board and President and CEO until July 31, 2013
			2012	2013	2013	2013	2012	2013
					(min)	(max)
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	—	34,938	34,938	34,938	2,000,000	1,666,667
		Fringe benefits(1)	—	2,465	2,465	2,465	30,720	25,689
		Total	—	37,403	37,403	37,403	2,030,720	1,692,356

Performance- based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component (GCGC)(2)	—	17,469	0	41,926	1,000,000	1,666,667
	with long-term incentive effect stock-based	Multi-year variable compensation(3, 4)	—	57,134	0	114,148	4,480,553	2,328,604

		Variable compensation (bonus)—Bonus Awards(2, 5)	—	16,661	0	41,926	1,359,959	0
		Siemens Stock Awards (restriction period: 4 years)			0	72,222
		Target attainment depending on EPS for past three fiscal years(5)	—	21,352			1,925,045	1,229,214
		Target attainment depending on future stock performance(6)	—	19,121			1,195,549	1,099,390
		Total	—	112,006	37,403	193,477	7,511,273	5,687,627

		Service cost	—	208,034	208,034	208,034	1,235,653	1,171,716

		Total (GCGC)(7)	—	320,040	245,437	401,511	8,746,926	6,859,343

Total compensation of all Managing Board members for fiscal 2013, according to the applicable reporting standards, came to €34.58 million (2012: €39.61 million). The granted payout amount presented below is to be used instead of the target value according to the GCGC for the one-year variable compensation (bonus), and service costs for pension benefits are not included.

Performance- based components	without long- term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	—	16,598			1,359,900	1,583,607
		Total	—	111,135			7,871,173	5,604,567

(1)	Fringe benefits include costs, or the cash equivalent, of non-monetary benefits and perquisites, such as provision of Company cars in the amount of €239,301 (2012: €257,855), contributions toward the cost of insurance in the amount of €88,827 (2012: €87,429), reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including any taxes that have been assumed in this regard, as well as costs connected with preventive medical examinations, in the amount of €176,221 (2012: €135,625).

(2)	The Supervisory Board adjusted the bonus payout amounts resulting from target attainment for all Managing Board members downward by 11%. In addition, the Supervisory Board made further adjustments on an individual basis as follows: Joe Kaeser upward by 5%; Dr. Roland Busch downward by 5% and Prof. Dr. Hermann Requardt upward by 15%.

(3)	The figures for individual maximums for multi-year variable compensation reflect the possible maximum as of the date of award; depending on stock price performance, this value may be higher at the disbursement date after the expiration of the four-year waiting or restriction period. Beginning in fiscal 2014, in keeping with the recommendations of the GCGC, maximum amount limits apply for multi-year variable compensation and for compensation overall; these are explained below.

(4)	The expenses recognized for stock-based compensation (Bonus Awards and Stock Awards) and for the Share Matching Plan for members of the Managing Board in accordance with IFRS in fiscal 2013 and 2012 amounted to €23,160,536 and €15,995,543, respectively. The following amounts pertained to the members of the Managing Board in fiscal 2013: Joe Kaeser €2,099,925 (2012: €1,781,626), Dr. Roland Busch €1,091,572 (2012: €735,167), Brigitte Ederer €3,062,678 (2012: €950,250), Klaus Helmrich €1,058,299 (2012: €735,167), Barbara Kux €1,566,960 (2012: €1,493,576), Prof. Dr. Hermann Requardt €1,686,929 (2012: €1,605,244), Prof. Dr. Siegfried Russwurm €1,653,844 (2012: €1,571,872), Peter Y. Solmssen €1,566,874 (2012: €1,566,372), Dr. Michael Süß €1,091,934 (2012: €735,167) and Dr. Ralf P. Thomas €19,572 (2012: €0). The corresponding expense for former President and CEO Peter Löscher came to €8,261,949 (2012: €3,757,710).

(5)	For Stock Awards for which the target attainment depends on EPS for the past three fiscal years, and for Bonus Awards, the fair value at the date of award is equivalent to the respective monetary value.

(6)	The monetary values referred to a 100% target attainment amounted to €6,197,430 (2012: €6,125,302). The following amounts pertained to the members of the Managing Board: Joe Kaeser €887,577 (2012: €875,062), Dr. Roland Busch €500,000 (2012: €500,026), Brigitte Ederer €500,000 (2012: €500,026), Klaus Helmrich €500,000 (2012: €500,026), Barbara Kux €500,000 (2012: €500,026), Prof. Dr. Hermann Requardt €625,041 (2012: €500,026), Prof. Dr. Siegfried Russwurm €625,041 (2012: €500,026), Peter Y. Solmssen €500,000 (2012: €500,026), Dr. Michael Süß €500,000 (2012: €500,026) and Dr. Ralf P. Thomas €18,117 (2012: €0). The corresponding monetary value for former President and CEO Peter Löscher amounted to €1,041,654 (2012: €1,250,013).

(7)	The total compensation reflects the current fair value of stock-based compensation components. On the basis of the current monetary values of stock-based compensation components, total compensation amounted to €34,236,151 (2012: €39,874,058).

(8)	The Supervisory Board increased the annual target amount for the monetary value of the Stock Awards commitment for fiscal 2013 by 75% for Joe Kaeser, to €1,750,000, and by 25% each for Prof. Dr. Hermann Requardt and Prof. Dr. Siegfried Russwurm, to €1,250,000.

(9)	Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash and the Siemens Stock Awards for fiscal 2013 will be settled in cash.

(10)	Peter Y. Solmssen will be reimbursed for relocation expenses incurred by him upon termination of his membership on the Managing Board.

(11)	Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013. In addition to Mr. Löscher’s reported total compensation as a member of the Managing Board and as President and CEO, he also received the following compensation for the remaining term of his employment contract in the months of August and September 2013: Fixed compensation of €333,333, fringe benefits of €5,138, a proportional variable compensation (bonus) of €316,721, and proportional Siemens Stock Awards of €465,690. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash and the Siemens Stock Awards for fiscal 2013 will be settled in cash.

Allocations—The following table shows allocations during or for fiscal 2013, as the case may be, for fixed compensation, fringe benefits, one-year variable compensation, and multi-year variable compensation, broken down by the relevant years for which they were subscribed, as well as the expense of pension benefits. In deviation from the multi-year variable compensation granted for fiscal 2013 and shown above, this table includes the actual figure for multi-year variable compensation granted in previous years and allocated in fiscal 2013.

Managing Board members serving as of September 30, 2013			Joe Kaeser President and CEO since August 1, 2013		Dr. Roland Busch Member with responsibilities for Sector portfolio		Brigitte Ederer(3) Member of the Managing Board		Klaus Helmrich Member of the Managing Board
			2012	2013	2012	2013	2012	2013	2012	2013
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	900.000	1.113.750	900.000	967.500	900.000	900.000	900.000	900.000
		Fringe benefits(1)	72.935	71.843	49.771	48.591	27.697	42.571	76.961	68.329
		Total	972.935	1.185.593	949.771	1.016.091	927.697	942.571	976.961	968.329

Performance-based components	without long- term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	611.955	558.849	550.760	433.819	611.955	855.148	611.955	427.574
	with long-term incentive effect stock-based	Multi-year variable compensation	2.212.054	1.426.193	273.058	183.382	304.566	227.441	391.094	292.379

		Siemens Stock Awards (restriction period: 2009-2012)	0	1.299.629	0	178.145	0	227.441	0	292.379
		Siemens Stock Awards (restriction period: 2008-2011)	1.935.766	0	215.579	0	304.566	0	310.250	0
		Share Matching Plan (vesting period: 2010-2012)	0	126.564	0	5.237	0	0	0	0
		Share Matching Plan (vesting period: 2009-2011)	276.288	0	57.479	0	0	0	80.844	0
		Other	0	0	0	0	0	0	0	0
		Total	3.796.944	3.170.635	1.773.589	1.633.292	1.844.218	2.025.160	1.980.010	1.688.282

		Service cost	530.970	504.323	547.713	520.736	552.904	525.886	547.675	520.698

		Total (GCGC)	4.327.914	3.674.958	2.321.302	2.154.028	2.397.122	2.551.046	2.527.685	2.208.980

(Continued)	Managing Board members serving as of September 30, 2013		Barbara Kux Member of the Managing Board		Prof. Dr. Hermann Requardt Member with responsibilities for Sector portfolio		Prof. Dr. Siegfried Russwurm Member with responsibilities for Sector portfolio		Peter Y. Solmssen Member of the Managing Board
			2012	2013	2012	2013	2012	2013	2012	2013
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	900.000	900.000	900.000	967.500	900.000	967.500	900.000	900.000
		Fringe benefits(1)	33.960	68.048	64.132	65.544	42.146	42.134	33.498	32.977
		Total	933.960	968.048	964.132	1.033.044	942.146	1.009.634	933.498	932.977

Performance-based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	611.955	427.574	673.151	537.110	611.955	459.642	611.955	427.574
	with long-term incentive effect stock-based	Multi-year variable compensation	0	1.192.671	2.167.117	1.381.376	2.288.812	1.342.022	2.379.441	1.299.629

		Siemens Stock Awards (restriction period: 2009—2012)	0	1.137.126	0	1.299.629	0	1.299.629	0	1.299.629
		Siemens Stock Awards (restriction period: 2008—2011)	0	0	1.935.766	0	1.935.766	0	1.935.766	0
		Share Matching Plan (vesting period: 2010—2012)	0	55.545	0	81.747	0	42.393	0	0
		Share Matching Plan (vesting period: 2009—2011)	0	0	231.351	0	353.046	0	443.675	0
		Other	0	0	0	0	0	0	0	0
		Total	1.545.915	2.588.293	3.804.400	2.951.530	3.842.913	2.811.298	3.924.894	2.660.180

		Service cost	552.800	525.734	526.202	499.761	546.850	519.915	553.236	526.160

		Total (GCGC)	2.098.715	3.114.027	4.330.602	3.451.291	4.389.763	3.331.213	4.478.130	3.186.340

(Continued)	Managing Board members serving as of September 30, 2013		Dr. Michael Süß Member with responsibilities for Sector portfolio		Dr. Ralf P. Thomas CFO since September 18, 2013		Peter Löscher(4) Member of the Managing Board and President and CEO until July 31, 2013
			2012	2013	2012	2013	2012	2013
			(Amounts in €)
Non-performance-based components		Fixed compensation (base compensation)	900.000	967.500	0	34.938	2.000.000	1.666.667
		Fringe benefits(1)	49.089	36.158	0	2.465	30.720	25.689
		Total	949.089	1.003.658	0	37.403	2.030.720	1.692.356
Performance-based components	without long-term incentive effect non-stock-based	One-year variable compensation (bonus)—Cash component(2)	611.955	459.642	0	16.598	1.359.900	1.583.607
	with long-term incentive effect stock-based	Multi-year variable compensation	647.466	477.239	0	0	4.839.378	3.248.954

		Siemens Stock Awards (restriction period: 2009—2012)	0	477.239	0	0	0	3.248.954
		Siemens Stock Awards (restriction period: 2008—2011)	647.466	0	0	0	4.839.378	0
		Share Matching Plan (vesting period: 2010—2012)	0	0	0	0	0	0
		Share Matching Plan (vesting period: 2009—2011)	0	0	0	0	0	0
		Other	0	0	0	0	0	0
		Total	2.208.510	1.940.539	0	54.001	8.229.998	6.524.917

		Service cost	558.008	530.392	0	208.034	1.235.653	1.171.716

		Total (GCGC)	2.766.518	2.470.931	0	262.035	9.465.651	7.696.633

(1)	Fringe benefits include costs, or the cash equivalent, of non-monetary benefits and other perquisites, such as provision of Company cars in the amount of €239,301 (2012: €257,855) contributions toward the cost of insurance in the amount of €88,827 (2012: €87,429), reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including any taxes that have been assumed in this regard as well as costs connected with preventive medical examinations, in the amount of €176,221 (2012: €135,625).

(2)	The Supervisory Board adjusted the bonus payout amounts resulting from target attainment for all Managing Board members downward by 11%. In addition, the Supervisory Board made further adjustments on an individual basis as follows: Joe Kaeser upward by 5%; Dr. Roland Busch downward by 5% and Prof. Dr. Hermann Requardt upward by 15%. The one-year variable compensation (bonus) – cash component – presented above therefore includes the amount awarded for fiscal 2013, which will be paid out in January 2014.

(3)	Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash.

(4)	Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash. In addition to the compensation paid to him for fiscal 2013 as a member of the Managing Board and President and CEO, presented above, Peter Löscher received the following compensation for the remaining term of his employment agreement, for the months of August and September 2013: fixed compensation of €333,333, fringe benefits of €5,138, and a proportionate variable compensation (bonus) of €316,721.

Pension benefit commitments—For fiscal 2013, the members of the Managing Board were granted contributions under the BSAV totaling €6.4 million (2012: €5.7 million), based on a resolution of the Supervisory Board dated November 6, 2013. Of this amount, €6.3 million (2012: €5.6 million) related to contributions to their personal pension accounts and the remaining €0.1 million (2012: €0.1 million) to funding of pension commitments earned prior to transfer to the BSAV.

The contributions under the BSAV are added to the personal pension accounts each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited with an annual interest payment (guaranteed interest), currently 1.75%, on January 1 of each year.

The following table shows individualized details of the contributions (additions) under the BSAV for fiscal 2013 as well as the defined benefit obligations for the pension commitments:

	Total contributions(1) for		Defined benefit obligation(2) for all pension commitments excluding deferred compensation(3)
	2013	2012	2013		2012
	(Amounts in €)
Managing Board members serving as of September 30, 2013
Joe Kaeser	1,033,200	504,000	5,580,345		4,388,859
Dr. Roland Busch	541,800	504,000	2,008,718		1,446,910
Brigitte Ederer(4)	504,000	504,000	2,446,951	(2)	1,102,958
Klaus Helmrich	504,000	504,000	2,248,901		1,723,759
Barbara Kux	504,000	504,000	2,740,479	(2)	2,201,963	(2)
Prof. Dr. Hermann Requardt	541,800	504,000	5,094,071		4,433,581
Prof. Dr. Siegfried Russwurm	541,800	504,000	3,490,629		2,893,761
Peter Y. Solmssen	504,000	504,000	15,750,883	(2)	14,862,470	(2)
Dr. Michael Süß	541,800	504,000	2,353,756		1,789,619
Dr. Ralf P. Thomas(5)	19,565	—	1,970,651		—
Former members of the Managing Board
Peter Löscher(6)	1,120,000	1,120,000	18,307,554	(2)	14,717,395	(2)

Total	6,355,965	5,656,000	61,992,938		51,936,101

(1)	The expenses (service costs) recognized in accordance with IFRS in fiscal 2013 for Managing Board members’ entitlements under the BSAV in fiscal 2013 amounted to €6,053,355 (2012: €6,152,011).

(2)	The defined benefit obligations reflect one-time special contributions of €22,480,000 (2012: €19,358,000) for new appointments from outside the company, as well as contributions in connection with departure from the Managing Board, in the amount of €10,740,000 (2012: €8,500,000) for Peter Löscher, €882,000 (2012: 0) for Brigitte Ederer, €340,000 (2012: €340,000) for Barbara Kux and € 10,518,000 (2012: €10,518,000) for Peter Y. Solmssen.

(3)	Deferred compensation totals €8,595,135 (2012: €7,543,061), including €2,914,462 for Joe Kaeser (2012: €2,755,189), €276,893 for Klaus Helmrich (2012: €269,147), €4,082,366 for Barbara Kux (2012: €3,280,486), €1,275,259 for Prof. Dr. Hermann Requardt (2012: €1,238,239) and €46,155 for Dr. Ralf P. Thomas (2012: €0).

(4)	Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

(5)	Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013.

(6)	Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the German Commercial Code (HGB) totaling €33.1 million (2012: €15.8 million) in fiscal 2013. This figure includes cash compensation for the stock commitments for former Managing Board member Wolfgang Dehen as a result of the spin-off of OSRAM from the corporate group. Furthermore it includes the compensatory payment connected with the mutually agreed premature termination of the Managing Board membership of former President and CEO Peter Löscher as of July 31, 2013, the compensation for the remaining term of his employment contract, i.e. for the months of August and September 2013, as well as a one-time special contribution to the BSAV. Former President and CEO of the Managing Board Peter Löscher received 5,615 Stock Awards pro-rata for the months of August and September 2013, which will be settled in cash according to the provisions of the contract. Other than this, former Managing Board members and their surviving dependents received no Stock Awards (2012: no Stock Awards).

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2013, amounted to €192.5 million (2012: €181.6 million). This figure is included in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

Other—No loans or advances from the Company are provided to members of the Managing Board.

ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2013

This section provides information concerning the stock commitments held by members of the Managing Board that were components of stock-based compensation in fiscal 2013 and prior years, and also concerning the Managing Board members’ entitlements to matching shares under the Siemens Share Matching Plan.

Stock commitments—The following table shows the changes in the stock commitments (Bonus Awards and Stock Awards) held by Managing Board members in fiscal 2013:

	Balance at beginning of fiscal 2013		Granted during fiscal year(1)			Vested and transferred during fiscal year	Forfeited during fiscal year	Balance at end of fiscal 2013(2)
	Non- forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards	Non- forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards		Commitments of Bonus Awards and Stock Awards	Commitments of Stock Awards	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards(3)
				(Target attainment depending on EPS for past three fiscal years)	(Target attainment depending on future stock performance)
	(Amounts in number of units)
Managing Board members serving as of September 30, 2013
Joe Kaeser	15,394	49,657	9,425	20,754	13,477	16,451	—	24,819	67,437
Dr. Roland Busch	7,697	16,490	8,483	11,859	7,701	2,255	—	16,180	33,795
Brigitte Ederer(4)	15,394	26,788	9,425	11,859	7,701	2,879	—	24,819	43,469
Klaus Helmrich	7,697	19,836	9,425	11,859	7,701	3,701	—	17,122	35,695
Barbara Kux	15,394	47,600	9,425	11,859	7,701	14,394	—	24,819	52,766
Prof. Dr. Hermann Requardt	15,394	49,657	10,368	11,859	7,701	16,451	—	25,762	52,766
Prof. Dr. Siegfried Russwurm	15,394	49,657	9,425	11,859	7,701	16,451	—	24,819	52,766
Peter Y. Solmssen	15,394	49,657	9,425	11,859	7,701	16,451	—	24,819	52,766
Dr. Michael Süß	7,697	24,913	9,425	11,859	7,701	6,041	—	17,122	38,432
Dr. Ralf P. Thomas(5)	—	18,899	—	5,218	3,388	5,264	—	—	22,241
Former members of the Managing Board
Peter Löscher(6)	34,208	124,139	20,945	29,648	19,252	41,126	—	55,153	131,913

Total	149,663	477,293	105,771	150,492	97,725	141,464	—	255,434	584,046

(1)	The weighted average fair value as of the grant date for fiscal 2013 was €64.16 per granted share.

(2)	Amounts do not include stock commitments (Bonus Awards and Stock Awards) granted in November 2013 for fiscal 2013. For details, see below. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.

(3)	The number of forfeitable commitments of Stock Awards shown here for Brigitte Ederer and Peter Löscher as of the end of fiscal 2013 remains in effect in full on the basis of the agreements in connection with their departure from the Managing Board; the number of Stock Awards linked to future stock performance will be revised as a result of actual target attainment after the end of the restriction period.

(4)	Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

(5)	Dr. Ralf P. Thomas was elected full members of the Managing Board effective September 18, 2013.

(6)	Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013.

The following table shows the stock (Bonus Awards and Stock Awards) awarded in November 2013 for fiscal 2013:

	Awarded for fiscal year(1)
	Non- forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards
		(Target attainment depending on EPS for past three fiscal years) Forfeitable commitments of Stock Awards	(Target attainment depending on EPS for past three fiscal years) Forfeitable commitments of Stock Awards
	(Amounts in number of units)
Managing Board members serving as of September 30, 2013
Joe Kaeser	6,910	12,949	10,974
Dr. Roland Busch	5,364	7,295	6,182
Brigitte Ederer(2)	0	7,295	6,182
Klaus Helmrich	5,287	7,295	6,182
Barbara Kux	5,287	7,295	6,182
Prof. Dr. Hermann Requardt	6,641	9,119	7,728
Prof. Dr. Siegfried Russwurm	5,684	9,119	7,728
Peter Y. Solmssen	5,287	7,295	6,182
Dr. Michael Süß	5,648	7,295	6,182
Dr. Ralf P. Thomas(3)	206	264	224
Former members of the Managing Board
Peter Löscher(4)	0	15,198	12,879

Total	46,350	90,419	76,625

(1)	See the information above for the corresponding fair values.

(2)	Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013. The Stock Awards for fiscal 2013 will be settled in cash. The cash settlement is calculated on the basis of the monetary value of the Stock Awards on the award date; this monetary value reflects target attainment of 100% for Stock Awards for which target attainment depends on future stock performance, see information above.

(3)	Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013.

(4)	Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013. The Stock Awards for fiscal 2013 will be settled in cash. The cash settlement is calculated on the basis of the monetary value of the Stock Awards on the award date; this monetary value reflects target attainment of 100% for Stock Awards for which target attainment depends on future stock performance, see information above. Regarding the Stock Awards awarded for his remaining contract term, for the months of August and September 2013, see information above.

Shares from the Share Matching Plan—In fiscal 2011, the members of the Managing Board were entitled for the last time to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) determined for fiscal 2010 in Siemens shares. After expiration of a vesting period of approximately three years, the plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows the development of the matching share entitlements of the individual members of the Managing Board in fiscal 2013.

	Balance at beginning of fiscal 2013(1)	Due during fiscal year	Forfeited during fiscal year	Balance at end of fiscal 2013(1)(2)
	Entitlement to matching shares	Entitlement to matching shares	Entitlement to matching shares	Entitlement to matching shares
	(Amounts in number of units)
Managing Board members serving as of September 30, 2013
Joe Kaeser	3,806	1,590	—	2,216
Dr. Roland Busch	66	66	—	—
Brigitte Ederer(3)	—	—	—	—
Klaus Helmrich	3	—	—	3
Barbara Kux	698	698	—	—
Prof. Dr. Hermann Requardt	2,413	1,027	—	1,386
Prof. Dr. Siegfried Russwurm	533	533	—	—
Peter Y. Solmssen	—	—	—	—
Dr. Michael Süß	—	—	—	—
Dr. Ralf P. Thomas(4)	2,969	123	—	2,846
Former members of the Managing Board
Peter Löscher(5)	—	—	—	—

Total	10,488	4,037	—	6,451

(1)	Amounts may include entitlements acquired before the member joined the Managing Board.

(2)	The entitlements of the Managing Board members serving as of September 30, 2013 had the following fair values: Joe Kaeser €146,901 (2012: €222,277), Dr. Roland Busch €0 (2012: €3,464), Brigitte Ederer €0 (2012: €0), Klaus Helmrich €527 (2012: €527), Barbara Kux €0 (2012: €33,282), Prof. Dr. Hermann Requardt €92,011 (2012: €140,823), Prof. Dr. Siegfried Russwurm €0 (2012: €25,487), Peter Y. Solmssen €0 (2012: €0), and Dr. Michael Süß €0 (2012: €0) and Dr. Ralf P. Thomas €152,696 (2012: €0). The entitlement of former Managing Board member Peter Löscher has the following fair value: €0 (2012: €0). The above fair values also take into account that the shares acquired under the Base Share Program as part of the Share Matching Plan were provided with a Company subsidy (for additional information on the Base Share Program see Item 18: Financial Statements—Notes to Consolidated Financial Statements).

(3)	Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

(4)	Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013. The stated balance at the end of fiscal 2013 also includes the granted entitlements of matching shares (780 shares) for fiscal 2013 prior to election as a full member of the Managing Board.

(5)	Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013.

Share Ownership Guidelines—Different deadlines apply for the individual members of the Managing Board to provide their first-time proof of compliance with the Siemens Share Ownership Guidelines, depending on when the member was appointed to the Managing Board. The following table shows the number of Siemens shares held by Managing Board members in office at September 30, 2013, as of the deadline in March 2013 for showing compliance with the Share Ownership Guidelines, and the number of Siemens shares to be held permanently with a view to future deadlines.

	Obligation under Share Ownership Guidelines
	Required value(1)	Required number of shares(2)	Proven number of shares(3)
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2013 and required to show proof as of March 8, 2013
Joe Kaeser	1,719,062	21,730	77,685
Barbara Kux	1,705,000	21,552	34,957
Prof. Dr. Hermann Requardt	1,719,062	21,730	67,789
Prof. Dr. Siegfried Russwurm	1,719,062	21,730	66,916
Peter Y. Solmssen	1,705,000	21,552	68,530

Total	8,567,186	108,294	315,877

(1)	The amount of the obligation is based on a member’s average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines.

(2)	Based on the average Xetra opening price of €79.11 for the fourth quarter of 2012 (October—December)

(3)	As per March 8, 2013 (date of proof), including 2011 and 2012 Bonus Awards.

The following table shows the proof-of-compliance obligations of the other Managing Board members in view of the Share Ownership Guidelines:

	Obligation under Share Ownership Guidelines
	Required value(1)	Required number of shares(2)	Due date for initial measurement of adherence
	(Amounts in number of units or €)
Managing Board members required to show proof in subsequent years
Dr. Roland Busch	1,829,348	23,124	March 2016
Klaus Helmrich	1,800,000	22,753	March 2016
Dr. Michael Süß	1,829,348	23,124	March 2016
Dr. Ralf P. Thomas	1,935,000	24,460	March 2018

Total	7,393,696	93,461

(1)	The amount of the obligation is based on a member’s average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines. The amount shown here is based on average base compensation since the member’s initial appointment.

(2)	Based on the average Xetra opening price of €79.11 for the fourth quarter of 2012 (October—December)

REVISIONS OF THE REMUNERATION SYSTEM FOR THE MANAGING BOARD FOR FISCAL 2014

At its meeting on November 6, 2013, the Supervisory Board decided to revise the remuneration system for the Managing Board as of October 1, 2013, so as to comply with the new recommendations of the German Corporate Governance Code in the version of May 13, 2013. The remuneration system remains focused on providing an incentive for successful corporate management with an emphasis on sustainability. At the same time, it offers members of the Managing Board a chance to benefit from any sustained increase in the Company’s value. For performance-based components, the target attainment range continues to remain between 0% and 200%, and the Supervisory Board, as was previously the case, may revise bonus payments (±20%). The new revisions define maximum amounts for stock-based components (Bonus Awards and Stock Awards), effective from fiscal 2014 onwards. Moreover the compensation overall is limited to a maximum amount of compensation.

Specifically, the following changes to the remuneration system for the Managing Board were adopted by the Supervisory Board as of fiscal 2014:

•	For stock commitments (Bonus Awards and Stock Awards), the maximum amount of compensation at the time of transfer of Siemens stock after the end of the waiting or restriction period is now limited to not more than 300% of the respective target amounts. If this maximum amount of compensation is exceeded, the entitlement to any number of shares associated with the excess will forfeit without replacement. For the variable compensation (bonus) paid in cash, the maximum amount of compensation remains unchanged at 200% of the respective target amounts plus the discretionary possibility of upward revision by 20% by the Supervisory Board.

•	In addition to the forfeiture rules to maintain the maximum amounts of compensation for variable compensation (bonus) and long-term stock-based compensation, a maximum amount for the compensation overall must also be observed. Beginning with fiscal 2014, it cannot exceed 1.7 times the target compensation. The target compensation comprises base compensation, the target amount for the variable compensation (bonus), and the target amount for long-term stock-based compensation, excluding fringe benefits and pension benefit commitments. Including fringe benefits and pension benefit commitments of the respective fiscal year, the maximum amount of compensation for the compensation overall increases by corresponding amounts.

•	The bonus is paid 75% in cash and 25% in the form of Siemens stock commitments (Bonus Awards). The waiting period remains four years. Consistent with legal requirements and with common practice in the market, the payout of more than 60% of the performance-based components is extended over several years.

•	Furthermore, to take greater account of Managing Board members’ individual performance, individual targets will be agreed for fiscal 2014 at target setting for the variable compensation (bonus).

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

The members of the Supervisory Board committees receive the following additional fixed compensation for their work on those committees: the Chairman of the Audit Committee receives €160,000, and each of the other members receives €80,000; the Chairman of the Chairman’s Committee receives €120,000, and each of the other members receives €80,000; the Chairman of the Finance and Investment Committee receives €80,000, and each of the other members receives €40,000; the Chairman of the Compliance Committee receives €80,000, and each of the other members receives €40,000. However, no additional compensation is paid for work on the Compliance Committee if a member of that committee is already entitled to compensation for work on the Audit Committee. Plans call for a proposal to be made at the Annual Shareholders’ Meeting in January 2014 that as of October 1, 2013, the Chairman and members of the newly established Compensation Committee will also receive additional compensation. Based on this proposal, the Chairman of the Compensation Committee will receive €100,000, and each of the other members of the Committee will receive €60,000. If applicable, compensation received for work on the Chairman’s Committee will be taken into account in determining compensation for work on the Compensation Committee.

If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year. In the event of changes in the composition of the Supervisory Board and/or its committees, compensation is paid pro rata temporis, rounding up to the next full month.

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

No loans or advances from the Company are provided to members of the Supervisory Board.

The compensation shown below was determined for each of the members of the Supervisory Board for fiscal 2013 (individualized disclosure):

	2013				2012
	Base compensation	Additional compensation for committee work(1)	Total		Base compensation	Additional compensation for committee work(1)	Total
	(Amounts in €)
Supervisory Board members serving as of September 30, 2013
Dr. Gerhard Cromme	280,000	280,000	560,000		280,000	280,000	560,000
Berthold Huber(2)	211,852	77,037	288,889		220,000	80,000	300,000
Dr. Josef Ackermann	211,852	134,815	346,667		207,778	75,556	283,333
Lothar Adler(2)	140,000	160,000	300,000		140,000	160,000	300,000
Gerd von Brandenstein	140,000	40,000	180,000		140,000	40,000	180,000
Michael Diekmann	140,000	—	140,000		140,000	—	140,000
Dr. Hans Michael Gaul	140,000	160,000	300,000		140,000	160,000	300,000
Prof. Dr. Peter Gruss	140,000	—	140,000		140,000	—	140,000
Bettina Haller(2)	129,630	74,074	203,704		140,000	80,000	220,000
Hans-Jürgen Hartung(2)	129,630	—	129,630		140,000	—	140,000
Robert Kensbock(2, 3)	105,000	—	105,000		—	—	—
Harald Kern(2)	140,000	30,000	170,000		140,000	—	140,000
Jürgen Kerner (2)	140,000	120,000	260,000		105,000	90,000	195,000
Dr. Nicola Leibinger-Kammüller	134,815	—	134,815		132,222	—	132,222
Gérard Mestrallet(3)	98,000	28,000	126,000		—	—	—
Güler Sabanci(3)	98,000	—	98,000		—	—	—
Prof. Dr. Rainer Sieg	140,000	—	140,000		140,000	—	140,000
Birgit Steinborn(2)	140,000	120,000	260,000		140,000	120,000	260,000
Sibylle Wankel(2)	140,000	40,000	180,000		140,000	40,000	180,000
Werner Wenning(3)	98,000	28,000	126,000		—	—	—
Former Supervisory Board members
Jean-Louis Beffa(4)	42,778	12,222	55,000		132,222	37,778	170,000
Werner Mönius(2, 4)	46,667	13,333	60,000		140,000	40,000	180,000
Håkan Samuelsson(4)	38,889	11,111	50,000		140,000	40,000	180,000
Dieter Scheitor(2, 4)	—	—	—		46,667	40,000	86,667
Lord Iain Vallance of Tummel(4)	42,778	24,444	67,222		140,000	80,000	220,000

Total	3,067,889	1,353,037	4,420,926	(5)	3,083,889	1,363,333	4,447,222	(5)

(1)	Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman’s Committee, the Compliance Committee, and the Finance and Investment Committee, as well as a member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee, the Compliance Committee and the Audit Committee; Lothar Adler as member of the Chairman’s Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee; Gerd von Brandenstein as member of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Harald Kern as member of the Finance and Investment Committee; Jürgen Kerner as member of the Audit Committee and the Finance and Investment Committee; Gérard Mestrallet as member of the Finance and Investment Committee; Werner Mönius as member of the Finance and Investment Committee; Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Compliance Committee and the Audit Committee; Sibylle Wankel as member of the Compliance Committee; and Werner Wenning as member of the Finance and Investment Committee, each received an additional fixed compensation for their committee work.

(2)	Both the employee representatives on the Supervisory Board who represent the employees pursuant to Section 3 para. 1 No. 1 of the German Codetermination Act (Mitbestimmungsgesetz) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

(3)	Robert Kensbock, Gérard Mestrallet, Güler Sabanci and Werner Wenning were newly elected as members of the Supervisory Board as of the end of the Annual Shareholders’ Meeting on January 23, 2013.

(4)	Jean-Louis Beffa, Werner Mönius, Håkan Samuelsson and Lord Iain Vallance of Tummel resigned from the Supervisory Board as of the end of the Annual Shareholders’ Meeting on January 23, 2013. Dieter Scheitor resigned from the Supervisory Board as of the end of the Annual Shareholders’ Meeting on January 24, 2012.

(5)

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 (2011: €1,500) for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2013, Dr. Gerhard Cromme received meeting fees of €57,000 (2012: €48,000), Lothar Adler received meeting fees of €40,500 (2012: €30,000), Dr. Hans Michael Gaul received meeting fees of €39,000 (2012: €34,500), Dr. Josef Ackermann received meeting fees of €34,500 (2012: €22,500), Birgit Steinborn received meeting fees of €28,500 (2012: €22,500), Berthold Huber received meeting fees of €27,000 (2012: €18,000), Jürgen Kerner received meeting fees of €27,000 (2012: €12,000), Bettina Haller received meeting fees of €25,500 (2012: €25,500), Sibylle Wankel received meeting fees of €22,500 (2012: €16,500), Gerd von Brandenstein received meeting fees of €18,000 (2012: €13,500), Harald Kern received meeting fees of €16,500 (2012: €9,000), Prof. Dr. Peter Gruss received meeting fees of €15,000 (2012: €9,000), Dr. Nicola Leibinger-Kammüller received meeting fees of €15,000 (2012: €7,500), Prof. Dr. Rainer Sieg received meeting fees of €15,000 (2012: €9,000), Lord Iain Vallance of Tummel received meeting fees of €15,000 (2012: €25,500), Michael Diekmann received meeting fees of €13,500 (2012: €9,000), Hans-Jürgen Hartung received meeting fees of €10,500 (2012: €9,000), Werner Mönius received meeting fees of €9,000 (2012: €13,500), Jean-Louis Beffa received meeting fees of €7,500 (2012: €9,000), Robert Kensbock received meeting fees of €7,500 (2012: €0), Gérard Mestrallet received meeting fees of €7,500 (2012: €0), Werner Wenning received meeting fees of €7,500 (2012: €0), Güler Sabanci received meeting fees of €6,000 (2012: €0) and Håkan Samuelsson received meeting fees of €6,000 (2012: €13,500).

OTHER

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2013 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the German Corporate Governance Code.

STOCK-BASED COMPENSATION

STOCK AWARDS

In November 2004, we introduced Stock Awards as a means of providing stock-based compensation to our Managing Board, members of senior management of Siemens AG and of our domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Generally, each Stock Award is subject to a restriction period of about four years; Stock Awards granted between October 1, 2007 and September 30, 2011, however, are subject to a shorter restriction period of three years. Upon expiration of the restriction period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock Awards may not be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in the absence of a spouse—by children of the grantee. Stock Awards are not entitled to dividends paid during the restriction period.

Starting with fiscal 2011, the Supervisory Board established mandatory rules for the grant of Stock Awards, rendering this remuneration component fully performance-related. Further, under the remuneration system, half of the variable compensation component (bonus) for members of the Managing Board is settled in the form of non-forfeitable stock awards (Bonus Awards). Contingent on target attainment measured after the end of each fiscal year, the Supervisory Board decides on the number of Bonus and Stock Awards to be granted to each member of the Managing Board. For further details, including the applicable target system, the number of Bonus and Stock Awards granted to the individual members of our Managing Board and the Bonus and Stock Awards’ respective fair values, see Item 6: Directors, senior management and employees—Compensation report.

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

In November 2013, the Company decided to award a total of 1,634,605 Stock Awards with a commitment date of November 8, 2013 of which 213,394 Stock Awards were awarded to members of our Managing Board and 1,421,211 Stock Awards were awarded to members of senior management of Siemens AG and of domestic and foreign subsidiaries, and other eligible employees of the Company.

The monetary value of the Bonus Awards and Stock Awards is recorded at the market price of the Siemens share on the commitment date less the present value of dividends expected during the waiting respectively restriction period, considering market conditions (if applicable). The following table sets forth information relating to the Stock Awards awarded during fiscal 2014, 2013 and 2012:

	2014	2013	2012
Number of Stock Awards	1,634,605	2,503,461	2,407,834
Monetary value per Stock Award	€82.88	€63.86	€59.41
Total monetary value of Stock Awards	€135.5 million	€159.9 million	€143.1 million

Stock Awards may be settled in newly issued shares of common stock of Siemens AG from authorized capital which may be reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.

SHARE MATCHING PLAN

Since fiscal year 2009, the members of the Managing Board as well as certain members of senior management of Siemens AG and of our domestic and foreign subsidiaries, and other eligible employees of the Siemens Group (the Plan Participants) may also participate in a Share Matching Plan (the Plan). In fiscal 2011, members of the Managing Board were for the last time permitted to invest a specified amount of their bonus payout relating to fiscal 2010 in Siemens shares under the Plan.

After expiration of a three-year vesting period, each Plan Participant is entitled to receive, without further payment, one matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. With the decision on their investment amount in December 2012, all Plan Participants acquired a total amount of 2,139,735 investment shares of Siemens stock under the Plan and, accordingly, are entitled to receive a total amount of 713,245 matching shares upon expiration of the three-year vesting period, provided that the shares were continuously held for the duration of the vesting period. For further details, including the number of matching share entitlements of the individual members of our Managing Board under the Plan, see Item 6: Directors, senior management and employees—Compensation report.

SHARE OWNERSHIP

As of October 13, 2013, the current Managing Board members held a total of 307,537 (2012: 430,008) Siemens shares as well as stock awards on Siemens shares (exercisable within sixty days), representing less than 0.04% (2012: 0.05%) of the capital stock of Siemens AG which totaled 881,000,000 (2012: 881,000,000). As of the same day, the current members of the Supervisory Board held Siemens shares as well as stock awards on Siemens shares (exercisable within sixty days) representing less than 0.01% (2012: 0.01%) of the capital stock of Siemens AG. These figures do not include 9,313,438 (2012: 11,454,464) shares, or 1.06% (2012: 1.30%) of the capital stock which totaled 881,000,000 (2012: 888,000,000), over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between—among others—members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by the family partnership established by the Siemens family or by one of its committees representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a deciding vote in case of a deadlock. The vSV is described in more detail under Item 7: Major shareholders and related party transactions—Major shareholders.

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

MAJOR SHAREHOLDERS

The von Siemens Vermögensverwaltung GmbH (vSV) is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the family established a family partnership. As of October 13, 2013, the vSV held, on a sustained basis, powers of attorney allowing it to vote for approximately 1.06% of our capital stock on behalf of members of the Siemens family. The family partnership or one of its committees makes proposals to the vSV with respect to the exercise of voting rights at shareholders’ meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. One of these committees is the executive committee, which is currently chaired by Mr. Gerd von Brandenstein, who is also a member of our Supervisory Board; he has a casting vote in the committee in case of a deadlock.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires holders of voting rights to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of their holdings whenever these reach, exceed or fall below certain thresholds. The thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the total voting rights issued. No notifications are required for fluctuations between two thresholds. Under some circumstances, the German Securities Trading Act requires share ownership to be attributed also to certain third parties, in which case both the direct holder and the third party may be required to provide notification. Examples are the attribution of a subsidiary’s holdings to one or more parent companies within a corporate group, or the attribution of shareholdings held for the account of a third party.

To our knowledge and based on public filings, other than described in the list below there is no other single person or entity that may be considered a beneficial owner of 5% or more of our voting shares. In each case listed below, we have received no further notification from the relevant party since the specified notification date.

•	Each of BlackRock Holdco 2, Inc., Wilmington, USA, and BlackRock Financial Management, Inc., New York, USA, notified us on October 29, 2012 (correcting notices originally dated March 28, 2012), that as of September 1, 2011 it held, directly or indirectly, 45,863,109 shares, or 5.02% of our total voting rights issued.

•	The State of Qatar, Doha, Qatar, acting by and through DIC Company Limited, George Town, Grand Cayman, notified us on May 10, 2012, that as of May 7, 2012 it held, directly or indirectly, 27,758,338 shares, or 3.04% of our total voting rights issued.

•	BlackRock Group Limited, London, U.K., notified us on May 10, 2012, that as of May 4, 2012 it held, directly or indirectly, 29,221,858 shares, or 3.20% of our total voting rights issued.

•	Each of BlackRock International Holdings Inc., New York, USA, and BR Jersey International Holdings L.P., St. Helier, U.K., notified us on March 27, 2012, that as of March 20, 2012 it held, directly or indirectly, 32,138,731 shares, or 3.52% of our total voting rights issued.

•	BlackRock, Inc., New York, USA, notified us on August 23, 2011 (correcting a notice originally dated August 22, 2011) that as of August 17, 2011 it held, directly or indirectly, 45,775,458 shares, or 5.01% of our total voting rights issued.

•	BlackRock Advisors Holdings, Inc., New York, USA, notified us on August 22, 2011, that as of August 17, 2011, it held, directly or indirectly, 27,642,550 shares, or 3.02% of our total voting rights issued.

•	The Werner Siemens Stiftung, Zug, Switzerland, a family-sponsored foundation, notified us on January 21, 2008, that as of January 2, 2008, it held 27,739,285 shares, or 3.03% of our total voting rights issued.

In addition, there are entities, mostly investment management companies, banks or other financial institutions, which according to information they provided to us at various points over the last three fiscal years reached, exceeded or fell below the notification thresholds set forth in the German Securities Trading Act. Such information has been made publicly available.

As of September 30, 2013, we held 37,997,595 shares, or 4.31% of our total voting rights issued, which we had repurchased and held as treasury shares. For further information on share repurchases, see Item 10: Additional information—Articles of Association and relevant provisions of German law—Repurchase of our own shares and Item 16E: Purchases of equity securities by the issuer and affiliated purchasers. For further information on shares held in treasury, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 26.

Based on our share register, we had 687,620 shareholders of record as of September 30, 2013, and U.S. record holders held approximately 12.8% of our capital stock at that date. In addition, the records of the depositary under our ADR Program (Deutsche Bank) show that there were 480 registered holders of our American Depositary Shares (ADSs) at that date. In August 2013, we commissioned an analysis of our shareholder structure, which showed that shareholders in the USA held roughly 16% of our capital stock as of August 31, 2013.

RELATED PARTY TRANSACTIONS

As reflected in the information in the tables above under Item 6: Directors, senior management and employees—Management—Supervisory Board and—Managing Board, some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group are conducted on arm’s length basis and include insurance business and asset management.

During the last fiscal year, there were no loans outstanding to members of our management.

We have relationships with many joint ventures and associates in the ordinary course of business whereby we buy and sell a wide variety of products and services generally on arm’s length terms. We may also enter into loan agreements with such joint ventures and associates from time to time. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2013 see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 18 and Item 19: Exhibits—List of subsidiaries and associated companies. For a description of our related party transactions see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 38.

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

	Price per common share		DAX		Average daily trading volume(1),(2)
	High	Low	High	Low
	(€)				(millions of shares)
Annual highs and lows
2008	107.29	35.52	7,949.1	4,127.4	7.571
2009	69.00	38.36	6,011.6	3,666.4	4.409
2010	94.78	61.67	7,078.0	5,434.3	3.777
2011	99.38	64.45	7,527.6	5,072.3	3.910
2012	82.99	63.06	7,672.1	5,969.4	3.367
2013(3)	96.98	76.00	9,225.4	7,460.0	2.400
Quarterly highs and lows
2011
First quarter	98.00	86.43	7,426.8	6,513.8	4.041
Second quarter	99.38	89.46	7,527.6	7,026.9	3.004
Third quarter	95.25	64.45	7,471.4	5,072.3	4.937
Fourth quarter	78.19	65.67	6,346.2	5,216.7	3.612
2012
First quarter	79.71	72.14	7,157.8	6,017.2	3.485
Second quarter	76.44	63.06	7,056.7	5,969.4	3.688
Third quarter	79.50	66.44	7,451.6	6,387.6	3.480
Fourth quarter	82.99	76.19	7,672.1	6,950.5	2.805
2013
First quarter	86.88	76.83	8,058.4	7,581.2	2.470
Second quarter	85.87	76.00	8,530.9	7,460.0	2.655
Third quarter	90.33	77.50	8,694.2	7,806.0	2.298
Fourth quarter(3)	96.98	88.71	9,225.4	8,516.7	2.033
Monthly highs and lows
2013
June	81.43	76.00	8,307.7	7,692.5	2.834
July	83.70	77.50	8,379.1	7,806.0	3.041
August	84.45	80.09	8,438.1	8,103.2	1.601
September	90.33	81.32	8,694.2	8,180.7	2.216
October	94.28	88.71	9,033.9	8,516.7	2.023
November(3)	96.98	92.41	9,225.4	9,007.8	2.049

(1)	The spin-off of OSRAM from Siemens AG became legally effective on July 5, 2013 and trading in the shares of OSRAM Licht AG on the Frankfurt Stock Exchange (Xetra) commenced on July 8, 2013. Since that date the shares in Siemens AG have been traded ex OSRAM on the Frankfurt Stock Exchange. The share prices presented in this table have not been retroactively adjusted for the spin-off.

(2)	Data from Datastream International.

(3)	Up to and including November 20, 2013.

On November 20, 2013, the closing sale price per Siemens AG common share on Xetra was €96.85 which was equivalent to US$131.01 per common share, translated at the noon buying rate for € on such date.

TRADING ON THE NEW YORK STOCK EXCHANGE

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS(1),(2)
	High	Low
	(US$)
Annual highs and lows
2008	157.14	44.54
2009	102.87	47.86
2010	124.70	84.80
2011	145.94	86.96
2012	110.17	79.11
2013(3)	130.30	99.82
Quarterly highs and lows
2011
First quarter	137.34	115.68
Second quarter	145.94	126.78
Third quarter	138.23	88.19
Fourth quarter	111.29	86.96
2012
First quarter	105.30	94.29
Second quarter	101.83	79.11
Third quarter	104.30	81.13
Fourth quarter	110.17	98.27
2013
First quarter	112.45	101.91
Second quarter	109.78	99.82
Third quarter	122.41	100.23
Fourth quarter(3)	130.30	119.93
Monthly highs and lows
2013
June	107.29	99.86
July	110.46	100.23
August	111.92	106.16
September	122.41	107.50
October	129.99	119.93
November(3)	130.30	124.97

(1)	The spin-off of OSRAM from Siemens AG became legally effective on July 5, 2013 and trading in the shares of OSRAM Licht AG on the Frankfurt Stock Exchange (Xetra) commenced on July 8, 2013. Since July 18, 2013 the Siemens AG ADSs have been traded ex OSRAM on the New York Stock Exchange. The prices per ADS presented in this table have not been retroactively adjusted for the spin-off.

(2)	Data from Datastream International.

(3)	Up to and including November 20, 2013

On November 20, 2013, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was US$129.78.

ITEM 10:	ADDITIONAL INFORMATION

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

CORPORATE GOVERNANCE

Siemens AG complies with the currently applicable recommendations of the German Corporate Governance Code (Code) in the version of May 13, 2013.

The Managing Board and the Supervisory Board of Siemens AG have discussed compliance with the Code’s recommendations in detail. Based on their deliberations, the boards have approved the annual Declaration of Conformity as of October 1, 2013 with two supplementary explanations regarding compliance with certain recommendations. This document is posted on our website and set forth below.

Siemens voluntarily complies with the Code’s non-binding suggestions, with the following exceptions:

•	According to the revised Section 3.7 para. 3, in the case of a takeover offer, the Management Board should convene an extraordinary General Meeting at which shareholders discuss the takeover offer and may decide on corporate actions (previously: only in appropriate cases). The convening of a shareholders’ meeting—even taking into account the shortened time limits stipulated in the German Securities Acquisition and Takeover Act (WpÜG)—is an organizational challenge for large publicly listed companies. It appears doubtful whether the associated effort is justified in cases where no relevant decisions by the shareholders’ meeting are intended. Therefore, extraordinary shareholders’ meetings shall, as in the past, be convened only in appropriate cases.

•	Since the Managing Board appointments made in 2011, the suggestion in Section 5.1.2 para. 2 sentence 1 of the Code that the maximum possible appointment period of five years should not be the rule for first-time appointments to the Management Board has not been followed.

Our listing on the New York Stock Exchange (NYSE) subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act, SOA) as well as to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the NYSE. To, inter alia, facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee, comprising the heads of a number of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decisions regarding disclosure. We also have procedures in place that require the members of the management of our Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units—supported by certifications provided by the management of entities under their direction—to confirm the correctness of the financial data that they have reported to Siemens’ corporate headquarters and the effectiveness of the related control systems. Their confirmation provides a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have procedures for handling accounting complaints in place as well as a Code of Ethics for Financial Matters. This Code of Ethics for Financial Matters was last updated in 2010.

For further information about significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards, please refer to Item 16G: Corporate governance—Significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards.

Management and control structure

Supervisory Board

Siemens AG is subject to German corporate law. It has a two-tier board structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz), the Company’s shareholders and its employees each select one half of the Supervisory Board’s members. The term of office of the members of the Supervisory Board will expire at the close of the Annual Shareholders’ Meeting 2018. As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe has been appointed to the Supervisory Board by court order in accordance with Section 5.4.3 sentence 2 of the Code until the end of the Annual Shareholders’ Meeting 2014.

The Supervisory Board most recently amended the objectives for its composition in line with Section 5.4.1 of the Code in fiscal 2012. Due to the new election of shareholder and employee representatives, which took effect at the end of the Annual Shareholders’ Meeting on January 23, 2013, the Supervisory Board modified these objectives at its meeting on September 18, 2013, and reapproved them as follows:

•	The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board, as a group, all know-how and experience is available that is considered essential in view of Siemens’ activities.

•	Taking the company’s international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. Our goal is to make sure that the present considerable share of Supervisory Board members with extensive international experience is maintained.

•	In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. We have meanwhile been able to increase the number of women on our Supervisory Board to five. Our goal is to maintain and, if possible, to increase this number. It is also intended that—as is currently the case—at the minimum one woman should be a member of the Nominating Committee.

•	An adequate number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the company, shall be avoided. Under the presumption that the mere exercise of Supervisory Board duties as an employee representative gives no cause to doubt the compliance with the independence criteria pursuant to Section 5.4.2 of the Code, the Supervisory Board shall have a minimum of sixteen members who are independent in the meaning of the Code. In any case, the Supervisory Board shall be composed in such a way that a number of at least six independent shareholder representatives in the meaning of Section 5.4.2 of the Code is achieved. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.

•	The age limitation established in the Bylaws for the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

The objectives for the Supervisory Board’s composition that were approved in the last fiscal year have been taken into account in the proposals for the election of the Supervisory Board members and have been fully achieved. The considerable share of Supervisory Board members who are currently engaged in international activities and/or have many years of international experience has been maintained. The number of female Supervisory Board members has increased from four to five. Furthermore, Dr. Nicola Leibinger-Kammüller has been elected to the Nominating Committee. The Supervisory Board has an adequate number of independent members. In the opinion of the Supervisory Board, a minimum of sixteen Supervisory Board members are independent in the meaning of Section 5.4.2 of the Code. Some Supervisory Board members hold—or have held in the past year—high-ranking positions at other companies with which Siemens does business. Nevertheless, transactions between Siemens and such companies are carried out on an arm’s length basis. We believe that these transactions do not compromise the independence of the Supervisory Board members in question.

The Supervisory Board oversees and advises the Managing Board in its management of the Company’s business. At regular intervals, the Supervisory Board discusses business development, planning, strategy and implementation. It reviews the Stand-Alone Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens Group, the Combined Management Reports of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens’ quarterly and half-yearly reports and approves the Stand-Alone Financial Statements of Siemens AG as well as the Consolidated Financial Statements of Siemens Group, taking into account both the reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board and the Compliance Committee, which is described in more detail below, concern themselves with the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance). The Supervisory Board also appoints the members of the Managing Board and determines each member’s duties. Important Managing Board decisions—such as those regarding major acquisitions, divestments and financial measures—require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority be delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established the rules that govern the work of the Managing Board—in particular, the rules regarding the allocation of duties among individual Managing Board members, the matters reserved for the Managing Board as a whole and the quorum required for Managing Board decisions.

The Supervisory Board currently has seven committees whose duties, responsibilities and procedures fulfill the requirements of the German Stock Corporation Act and the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules as well as certain NYSE rules, with which Siemens AG complies voluntarily. The Chairmen of the committees provide the Supervisory Board with regular reports on the activities of the committees.

The Chairman’s Committee, which comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative elected by the Supervisory Board, performs the collective tasks of a “nominating and corporate governance committee” to the extent that such tasks are not performed by the Nominating Committee and German law does not require that such tasks be performed by the full Supervisory Board. In particular, the Chairman’s Committee makes proposals regarding the appointment and dismissal of Managing Board members and handles contracts with members of the Managing Board. In preparing recommendations on the appointment of Managing Board members, the Chairman’s Committee takes into account a candidate’s professional qualifications, international experience and leadership qualities, the age limit specified for Managing Board members, the board’s long-range plans for succession as well as the board’s diversity and, in particular, the appropriate consideration of women. The Chairman’s Committee concerns itself with questions regarding the Company’s corporate governance and prepares the resolutions to be approved by the Supervisory Board regarding the Declaration of Conformity with the Code, including the explanation of deviations from the Code, and regarding the approval of the Corporate Governance Report, and the Report of the Supervisory Board to the Annual Shareholders’ Meeting. Furthermore, the Chairman’s Committee submits recommendations to the Supervisory Board regarding the composition of Supervisory Board committees and decides whether to approve business transactions with Managing Board members and parties related to them.

The Compensation Committee, which was newly formed by the Supervisory Board on July 31, 2013, and comprises the members of the Chairman’s Committee of the Supervisory Board as well as one of the Supervisory Board’s shareholder representatives and one of the Supervisory Board’s employee representatives, prepares the proposals for decisions by the Supervisory Board’s plenary meetings regarding the system of Managing Board compensation, including the implementation of this system in the Managing Board contracts, the definition of the targets for variable Managing Board compensation, the determination and review of the appropriateness of the total compensation of individual Managing Board members and the approval of the annual Compensation Report. In addition, the Compensation Committee prepares the regular review by the Supervisory Board’s plenary meetings of the system of Managing Board compensation.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. In November 2013, it was decided to increase the number of Committee members by one additional shareholder representative and one additional employee representative. Under German law, the Audit Committee must include at least one independent Supervisory Board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Dr. Hans Michael Gaul, fulfills these statutory requirements. The Supervisory Board has designated Dr. Hans Michael Gaul—in addition to Dr. Gerhard Cromme—as an “audit committee financial expert”, as defined by the regulations of the SEC adopted pursuant to Section 407 of the SOA. The Supervisory Board monitors the independence of the members of the Audit Committee. With regard to the independence requirements under the Securities Exchange Act, Siemens relies on the exemption provided by Rule 10A-3(b)(1)(iv)(C). We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the accounting process. It also prepares the Supervisory Board’s recommendation to the Annual Shareholders’ Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. In addition to the work performed by the independent auditors, the Audit Committee also discusses the Company’s financial statements, which are prepared by the Managing Board quarterly, half-yearly and annually. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board regarding the approval of the Stand-Alone Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens Group. It concerns itself with the Company’s risk monitoring system and oversees the effectiveness of the internal control system as this relates, in particular, to financial reporting, the risk management system and the internal audit system. The Internal Audit Department reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders’ Meeting and monitors the independent audit of the financial statements—including, in particular, the auditors’ independence, professional expertise and services—and performs other functions assigned to it under the SOA.

The Compliance Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. In November 2013, it was decided to increase the number of Committee members by one additional shareholder representative and one additional employee representative. The Compliance Committee concerns itself, in particular, with the Company’s adherence to statutory provisions, official regulations and internal Company policies.

The Nominating Committee, which comprises the Chairman and the Second Deputy Chairman of the Supervisory Board as well as two further members to be elected by the shareholder representatives of the Supervisory Board from among their number, is responsible for making recommendations to the Supervisory Board on suitable candidates for election as shareholder representatives of the Supervisory Board by the Annual Shareholders’ Meeting. In preparing these recommendations, the objectives specified by the Supervisory Board regarding its composition are to be taken into account as well as the required knowledge, abilities and experience of the proposed candidates; attention shall also be paid to independence, diversity and, in particular, the appropriate participation of women.

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

The Finance and Investment Committee1 comprises the Chairman of the Supervisory Board, three of the Supervisory Board’s shareholder representatives and four of the Supervisory Board’s employee representatives. Based on the Company’s overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board, the Committee prepares the discussions and resolutions of the Supervisory Board regarding questions relating to the Company’s financial situation and structure as well as its fixed asset and financial investments. In addition, the Finance and Investment Committee has been authorized by the Supervisory Board to decide on the approval of transactions and measures that require Supervisory Board approval and have a value of less than €600 million.

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

The Managing Board prepares the Company’s quarterly and half-yearly reports, the Stand-Alone Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens Group. In addition, the Managing Board must ensure that the Company adheres to statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens Group. The Managing Board and the Supervisory Board cooperate closely for the benefit of the Company. The Managing Board informs the Supervisory Board regularly, comprehensively and without delay, on all issues of importance to the Company with regard to strategy, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions at the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

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

Annual Shareholders’ Meeting and investor relations

Shareholders exercise their rights in the Annual Shareholders’ Meeting. An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. The Annual Shareholders’ Meeting decides, among other things, on the appropriation of the unappropriated net income, the ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures that change the Company’s capital stock are approved at the Annual Shareholders’ Meeting and are implemented by the Managing Board. The Managing Board facilitates shareholder participation in this meeting through electronic communications—in particular via the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communications (voting by mail). The Managing Board may enable shareholders to participate in the Annual Shareholders’ Meeting without the need to be present at the venue and without a proxy and to exercise some or all of their rights fully or partially by means of electronic communications. Shareholders may submit proposals regarding the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the judicial appointment of special auditors to examine specific issues. The reports, documents and information required by law, including the Annual Report, may be downloaded from our website. The same applies to the agenda for the Annual Shareholders’ Meeting and to possible counterproposals or shareholders’ nominations, if any, that require disclosure.

[1]	In November 2013 renamed “Innovation and Finance Committee”.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens makes extensive use of the Internet. We publish quarterly, half-yearly and annual reports, earnings releases, ad hoc announcements, analyst presentations, shareholder letters and press releases as well as the financial calendar for the current year, which contains the publication dates of significant financial communications and the date of the Annual Shareholders’ Meeting at www.siemens.com/investors.

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

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a confidential communication channel for Siemens employees and third parties. Additionally, our customers, suppliers, business partners and all other third parties as well as our employees worldwide are offered the opportunity to submit reports on violations to the Tell Us Compliance Helpdesk, either by telephone or online 24 hours a day on seven days per week. The external provider specializes in the secure and confidential handling of sensitive information.

Our Articles of Association, the Bylaws for the Supervisory Board and for its most important committees, the Bylaws for the Managing Board, all our Declarations of Conformity with the Code and a variety of other corporate governance related documents are posted on our website at www.siemens.com/corporate_governance.

Declaration of Conformity with the German Corporate Governance Code

The Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act:

“Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code

Siemens AG complies and will continue to comply with the currently applicable recommendations of the German Corporate Governance Code (“Code”) in the version of May 13, 2013, published by the Federal Ministry of Justice in the official section of the Federal Gazette (“Bundesanzeiger”). Further details are as follows:

In Section 4.2.3 para. 2 sentence 6, the Code recommends capping the amount of Management Board compensation, both overall and for individual compensation components.

Plans call for implementing this recommendation effective October 1, 2013. The current Managing Board contracts specify caps for bonuses and long-term, stock-based compensation. However, these caps are defined as a percentage of each target amount; they are not specific figures. In line with the principle that agreements must be honored, retroactive intervention in these contracts would be inappropriate. It could not be implemented by the company unilaterally and, in our opinion, is not required by Section 4.2.3 para. 2 sentence 6.

In Section 4.2.3 para. 4 sentence 1, the Code recommends that, in concluding Management Board contracts, care be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the employment contract.

The current Managing Board contracts contain a corresponding severance payment cap, and it is intended to include such a cap in all future Managing Board contracts. Therefore, the agreements concluded with Mr. Löscher and Ms. Ederer on the premature termination of their Managing Board activities specify severance payments that do not exceed the value of two years’ compensation. Further benefits that do not constitute compensation payments in the sense of Section 4.2.3 para. 4 sentence 1 of the Code were also agreed upon with both Mr. Löscher and Ms. Ederer, Mr. Löscher in particular having signed a two-year post-contractual non-compete clause. Details of the agreements with Mr. Löscher and Ms. Ederer will be provided in the Compensation Report included in the Annual Report for 2013.

Since making the last Declaration of Conformity dated October 1, 2012, Siemens AG has complied with the recommendations of the Code in the prior version of May 15, 2012.

Berlin and Munich, October 1, 2013

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

Under German law and our Articles of Association, we must publish notices that are required by law or by our Articles of Association in the Federal Gazette. Notices of shareholders’ meetings must be published at least 30 days prior to the deadline stated in the notice by which we ask our shareholders to notify us that they intend to attend the meeting. Under German law and our Articles of Association, we are also entitled to submit information to registered shareholders by way of remote data transmission with their approval.

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

Dividend rights

Under applicable German law, we may declare and pay dividends only from our unappropriated net income as reported in the German statutory, Stand-Alone Financial Statements of Siemens AG. For each fiscal year, our Managing Board approves the Stand-Alone Financial Statements of Siemens AG and submits them to our

Supervisory Board with its proposal for the appropriation of our unappropriated net income. The proposal sets forth what portion of the unappropriated net income should be paid out as dividends, transferred to profit reserves or carried forward to the next fiscal year. Upon approval by our Supervisory Board, our Managing Board and our Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the appropriation of unappropriated net income including the amount of any annual dividend. Our Managing and Supervisory Boards may not appropriate more than one half of our unappropriated net income to other retained earnings. In determining the distribution of profit however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders receive dividend distributions in proportion to the number of shares they hold.

Cash dividends approved at a Shareholders’ Meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the Shareholders’ Meeting. If an investor holds shares that are entitled to dividends through a clearing system, the dividends will be paid according to that clearing system’s rules. If an investor holds physical certificates, he or she may no longer exercise dividend or other rights attaching to the shares without surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid as well as of the paying agent or agents whom we have appointed in the Federal Gazette.

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

Restrictions on voting rights or transfer of shares

Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, in particular the Share Matching Plan, are freely transferable. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years, during which the participants have to have been continuously employed by Siemens AG or another Siemens company, in order to receive one matching share free of charge for each three shares. The right to receive matching shares is forfeited, if the underlying shares are sold, transferred, hedged on, pledged or hypothecated in any way during the vesting period.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to exercise the voting rights for 9,313,438 shares on behalf of members of the Siemens family as of October 13, 2013, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders’ Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

DISCLOSURE REQUIREMENT

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting rights of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the total voting rights issued. These thresholds may also be reached by mutually adding third party voting rights, if the holders of such voting rights agreed to permanently act in concert while exercising their voting rights.

In addition, anyone who holds, directly or indirectly, financial instruments entitling their holder by a legally binding agreement to unilaterally acquire voting shares issued by a company whose home country is the Federal Republic of Germany must, without undue delay, notify the issuer and simultaneously the BaFin if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. Under Section 25a of the German Securities Trading Act any person who, directly or indirectly, holds financial instruments or other instruments not covered by the general provision set out above but merely enabling the holder or a third party, based on their terms, to acquire voting shares of an issuer whose home country is the Federal Republic of Germany, must, without undue delay, notify the issuer and simultaneously the BaFin, when reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%. Accordingly, such financial or other instruments do not need to entitle the holder to claim delivery of the shares. A notification requirement can be triggered if an acquisition of voting rights is only possible under the economics of the instrument, e.g., if the counterparty to such financial or other instrument can reduce or mitigate its risk by acquiring the relevant shares. Therefore, cash settled equity swaps and contracts for the payment of price differences are subject to the notification requirement.

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

The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may be in effect for a period no longer than 5 years. The resolution currently in effect is valid until January 24, 2016. Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows: such Siemens shares may be (1) retired; (2) offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company’s consolidated subsidiaries, or awarded and/or transferred to such individuals with a vesting period of at least two years, provided that the employment relationship or board membership exists at the time of the offer or award commitment; (3) offered and transferred, with the approval of the Supervisory Board, to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (4) sold, with the approval of the Supervisory Board, to third parties against payment in cash if the price at which such Siemens shares are sold is not significantly lower than the market price of Siemens stock at the time of selling, or (5) used to meet obligations or rights to acquire Siemens shares arising from, or in connection with, convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries. Furthermore, the Supervisory Board is authorized to use shares acquired on the basis of this or any previously given authorization to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation. In particular, repurchased shares may be offered for acquisition, or awarded and/or transferred, subject to a restriction period, by the Supervisory Board to the members of the Managing Board, provided that Managing Board membership existed at the time of the offer or award commitment.

The Managing Board is additionally authorized, with the approval of the Supervisory Board, to complete the repurchase of the Company’s own shares in accordance with the authorization described above, by using certain equity derivatives, such as put and call options, forward purchases and any combination of these derivatives. The term of the equity derivative must be chosen in a way that the repurchase of the Company’s own shares upon exercise of the equity derivative will take place no later than January 24, 2016.

JURISDICTION

Our Articles of Association provide that by subscription to or by otherwise acquiring shares or interim certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

MATERIAL CONTRACTS

OSRAM SPIN-OFF AND TRANSFER AGREEMENT

On November 28, 2012, Siemens AG as the transferring entity and OSRAM Licht AG as the receiving entity entered into a Spin-off and Transfer Agreement, pursuant to which Siemens AG transferred all company shares in OSRAM Beteiligungen GmbH, whose sole asset was an 80.5% stake in OSRAM GmbH (the remaining 19.5% of the shares in OSRAM GmbH were held by OSRAM Licht AG) by way of a spin-off (Abspaltung) pursuant to Section 123 (2) No. 1 of the German Transformation Act (Umwandlungsgesetz) to OSRAM Licht AG. The shareholders’ meetings of Siemens AG and OSRAM Licht AG approved the Spin-off and Transfer Agreement on January 23, 2013 and January 21, 2013, respectively. The spin-off, which took retroactive economic effect as of October 1, 2012, became legally effective upon its registration with the competent commercial register (Handelsregister) on July 5, 2013. In order to carry out the spin-off, OSRAM Licht AG increased its capital stock by €84,274,967, from €20,414,433 to €104,689,400, by issuing 84,274,967 new registered shares with no par value, each representing a notional value of the capital stock of €1.00. The new shares in OSRAM Licht AG were granted, free of charge, to the shareholders of Siemens AG at the ratio of one share in OSRAM Licht AG for every ten shares in Siemens AG. The Spin-off and Transfer Agreement provided for the listing of the shares in OSRAM Licht AG on the Frankfurt and Munich Stock Exchanges after the spin-off took legal effect. In addition, the agreement contained other provisions customary for spin-off agreements relating to, for example, the continuation of the book values, maintenance of proper management of the spun-off assets, assumption of liability, the exclusion of warranties, termination rights and the bearing of costs as well as provisions relating to, among other matters, the adoption of certain corporate resolutions, management benefits and compensation and the treatment of employees.

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

For statistical purposes, with certain exceptions, every German resident (e.g., corporations, partnerships, individuals) must report to the German Central Bank any payment received from or made to a non-resident, or any payment made to or received from a resident on behalf of a non-resident, if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, German residents, except for individuals and certain others, must report to the German Central Bank any claims against, or liabilities payable to, a non-resident if the claims exceed an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. In this case all items (i.e., also items with values below €5 million) have to be reported. Residents having to report such claims or liabilities also have to report their claims against, or liabilities to, non-residents resulting from derivatives as of end of the relevant quarter if their claims against, or liabilities to, a non-resident exceed more than €500 million as of that date. In addition, residents are required to report annually to the German Central Bank any stakes of 10% or more they hold, or which are being attributed to them, in the equity or voting power of non-resident companies with a balance sheet total of more than €3 million, or assets of non-resident branch offices or permanent establishments if their value exceeds €3 million, and certain information relating to the assets and liabilities of such non-resident companies or branch offices. Companies residing in Germany with a balance sheet total in excess of €3 million must report annually to the German Central Bank any stake of 10% or more in them held, or being attributed to, a non-resident, and specific information relating to their assets and liabilities. Resident branch offices or permanent establishments of non-residents must report annually to the German Central Bank if the value of their assets exceeds €3 million.

TAXATION

GERMAN TAXATION

The following discussion is a summary of the material German tax consequences for beneficial owners of Siemens shares or ADSs (i) who are non-German residents for German income tax purposes (i.e., generally persons whose residence, habitual abode (gewöhnlicher Aufenthalt), statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares or ADSs do not form part of the business property of a permanent establishment or a fixed base in Germany, and are not held with a German paying agent (including a German branch of a non-German financial services institution). Throughout this section we refer to these owners as “Non-German holders.”

This summary is based on recently amended and currently applicable German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. On September 22, 2013, a new German Parliament was elected. Possible changes to the taxation are in discussion, but have not yet been enacted nor described in this chapter. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German holders. Investors should consult their tax advisor regarding the German tax consequences of the purchase, ownership and disposition of Siemens shares or ADSs and the procedures to follow to obtain a refund of German taxes withheld from dividends.

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

Imposition of withholding tax

Dividend distributions are subject to a current withholding tax of 25%. Moreover, a solidarity surcharge of 5.5% on the withholding tax is levied, resulting in a total withholding tax rate on dividends of 26.375%. Corporate Non-German holders will generally be entitled to a refund in the amount of two-fifths of the withholding tax (including solidarity surcharge). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

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

The beneficiaries also must provide an IRS Form 6166 certification with the DMP Participant (see above, regarding how to obtain a Form 6166). The DMP Participant is required to keep these documents in its files and prepare and file a combined claim for refund with the German tax authorities by electronic media. The combined claim provides evidence of a U.S. holder’s personal data including its U.S. Tax Identification Number.

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

U.S. FEDERAL INCOME TAXATION

This section describes the material U.S. federal income tax consequences of owning Siemens shares or ADSs. It applies to U.S. holders (as defined below) who hold shares or ADSs as capital assets for U.S. federal income tax purposes and are eligible for benefits as a U.S. resident under the Treaty with respect to an investment in the shares or ADSs. This section does not address all material U.S. federal income tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

•	tax-exempt entities;

•	life insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting for securities holdings;

•	investors liable for alternative minimum tax;

•	partnerships, or other entities classified as partnerships, for U.S. federal income tax purposes;

•	investors that actually or constructively own 10% or more of Siemens voting stock;

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	investors that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

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

This discussion addresses only U.S. federal income taxation. U.S. holders should consult their own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. In particular, U.S. holders should confirm that they are eligible as a U.S. resident for benefits under the Treaty in respect of their investment in the shares or ADSs.

A U.S. holder of the ADSs generally will be treated for U.S. federal income tax purposes as the beneficial owner of the shares represented by those ADSs, in which case no gain or loss will be recognized upon an exchange of the shares for ADSs or an exchange of the ADSs for shares.

Taxation of dividends

U.S. holders must include the gross amount of dividends paid on the shares or ADSs, without reduction for German withholding tax, in ordinary income as foreign source dividend income on the date that they receive them (or, in the case of ADSs, on the date that JPMorgan receives them), translating dividends paid in euro into U.S. dollars using the exchange rate in effect on such date, regardless of whether the payment in fact is converted into U.S. dollars. Based on the health care reform law (the Medicare tax), for tax years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts must pay a 3.8% tax on the lesser of (i) the U.S. holder’s net investment income for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for taxable year over a certain threshold. U.S. holders who are individuals, estates or trusts are urged to consult their tax advisor regarding the applicability of the Medicare tax to their income and gains in respect of their investment in shares or ADSs.

In the case of non-corporate U.S. holders, the U.S. dollar amount of dividends paid to them in taxable years beginning on or after January 1, 2013 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are qualified dividends, provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the shares or ADSs generally will be treated as qualified dividends.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Dividends will be income from sources outside the United States. Dividends will, depending on the respective circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. Each U.S. holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. To the extent a refund of the tax withheld is available to a U.S. holder under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. federal income tax liability. Fluctuations in the dollar-euro exchange rate between the date that a U.S. holder includes a dividend in taxable income and the date when the related refund of German withholding tax is received may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. federal income tax purposes. Item 10: Additional information—Taxation—German taxation—Refund procedure for U.S. holders above for the procedures for obtaining a tax refund.

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

PFIC Rules

Based on the audited financial statements and relevant market and shareholder data, we believe that Siemens is not treated as a PFIC for U.S. federal income tax purposes with respect to the 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of the income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

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

For quantitative and qualitative disclosures about market risks see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32.

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

DIRECT PAYMENTS BY THE DEPOSITARY TO SIEMENS

DBTCA has agreed to make certain annual reimbursements to us, which we will use toward investor relations expenses and other expenses (including accounting and audit costs) related to the maintenance of the ADR program. In fiscal 2013, DBTCA reimbursed us an amount of US$ 2.2 million (€1.7 million).

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

DISCLOSURE CONTROLS AND PROCEDURES

As of September 30, 2013, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Joe Kaeser, and CFO, Dr. Ralf P. Thomas. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the CEO and CFO, concluded that, as of September 30, 2013, Siemens’ disclosure controls and procedures were effective.

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

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2013. In making this assessment, it used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO)’s publication “Internal Control—Integrated Framework (1992 framework).” As a result of this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2013.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2013 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY), an independent registered public accounting firm, as stated in their report, which is included below.

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited Siemens Aktiengesellschaft and subsidiaries’ internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Siemens Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Siemens Aktiengesellschaft and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2013, and our report dated November 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 20, 2013”

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting during fiscal 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that two members of the Company’s Audit Committee, Dr. Gerhard Cromme and Dr. Hans Michael Gaul, are financial experts. Dr. Cromme and Dr. Gaul are independent, as that term is defined in Rule 10A-3 under the Exchange Act for purposes of the listing standards of the New York Stock Exchange applicable to Siemens.

ITEM 16B:	CODE OF ETHICS

The Company’s Code of Ethics for Financial Matters (Code of Ethics) applies to the principal officers of Siemens AG and its subsidiaries, including the members of the Managing Board of Siemens AG, the Corporate Vice President and Controller of Siemens AG, the CEOs, CFOs and Heads of Accounting & Controlling at various levels within the Siemens organizational structure and certain mandatory internal certifiers, as defined in the Code of Ethics, who are part of the Siemens Sarbanes-Oxley Act section 302 certification process. A copy of the Code of Ethics is available on the Company’s website at “www.siemens.com/investor/en/corporate_governance/bylaws.htm”.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees related to professional services rendered by the Company’s principal accountant, EY, for fiscal 2013 and 2012 were as follows:

	Year ended September 30,
Type of fees	2013	2012
	(in millions of €)
Audit fees	45.6	44.2
Audit-related fees	10.2	10.6
Tax fees	0.1	0.4
All other services	0.4	—

Total	56.3	55.2

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees and all other services require specific pre-approval by the Audit Committee. The tax fees primarily include fees for support services provided in connection with assistance for competent authority procedures according to Article 25 of the OECD Model Tax Convention regarding transfer pricing issues as well as for tax compliance advice on transition services from acquisitions. All other services consist of advisory services provided by EY for a transitional period until the end of fiscal 2013 after they acquired one of Siemens’ IT-suppliers in the area of supply chain management in June 2013 and an attestation service not related to the financial statements.

In fiscal 2013, 50% of the total fees related to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

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

The Audit Committee has generally pre-approved the performance by EY of audit and audit-related services, including among others the following:

AUDIT SERVICES

•	Annual audit of Siemens’ Consolidated Financial Statements and its internal control over financial reporting;

•	Quarterly review of Siemens’ interim consolidated financial statements;

•	Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries.

•	Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices

AUDIT-RELATED SERVICES

•	Voluntary local GAAP audits;

•	Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters;

•	Post-closing audits;

•	Carve-out audits and attestation services in the context of carve-outs;

•	Certification services required by regulation, law or contractual agreement;

•	Consultation concerning financial accounting and reporting standards based on the auditor’s knowledge of Siemens-specific circumstances, including:

•	Accounting advice relating to actual or contemplated transactions or events;

•	Advice on the introduction and review of new or revised accounting guidelines and requirements;

•	Training regarding accounting-related topics;

•	Comfort letters;

•	Employee benefit plan audits;

•	ISAE 3402 / SSAE 16 reports;

•	Attestation services subject to regulatory requirements, including regulatory advice;

•	Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment;

•	Attestation of compliance with provisions or calculations required by agreements;

•	Attest services in accordance with applicable standards, other than audit services required by statute or other regulation.

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

While non-audit-related services are not prohibited by law, except for certain types of non-audit services enumerated in the SEC’s rules, the Audit Committee has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be demonstrated that there is no impairment of independence.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Information required by this Item is incorporated by reference to Item 10: Additional information—Articles of Association and relevant provisions of German law—Corporate governance—Management and control structure—Supervisory Board.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases made by us in fiscal 2013:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in €)(1)	(c) Total number of shares purchased as part of publicly announced plans or programs(2)	(d) Maximum number of shares that may yet be purchased under the plans or programs at month-end(3)
October 1, 2012—October 31, 2012	12,866,000	77.95	12,866,000	52,031,500
November 1, 2012—November 30, 2012	2,081,125	79.26	1,880,786	49,950,375
December 1, 2012—December 31, 2012	75,509	83.00	—	49,874,866
January 1, 2013—January 31, 2013	70,175	82.79	—	49,804,691
February 1, 2013—February 28, 2013	518,901	78.95	—	49,285,790
March 1, 2013—March 31, 2013	710,116	85.07	—	48,575,674
April 1, 2013—April 30, 2013	653,212	81.98	—	47,922,462
May 1, 2013—May 31, 2013	90,364	81.05	—	47,832,098
June 1, 2013—June 30, 2013	85,418	80.27	—	47,746,680
July 1, 2013—July 31, 2013	—	—	—	47,746,680
August 1, 2013—August 31, 2013	—	—	—	47,746,680
September 1, 2013—September 30, 2013	—	—	—	47,746,680

Total	17,150,820	78.66	14,746,786

(1)	Average price paid per share includes transaction costs incurred with the purchase of shares.

(2)	On August 2, 2012, Siemens announced a share buyback program adopted by the Managing Board and approved by the Supervisory Board. The share buyback program provided for a repurchase of up to €3 billion of shares to be executed by December 30, 2012 at the latest. Share repurchases under the buyback program serve the purposes of cancelling and reducing capital stock, issuing shares to employees, board members of affiliated companies and members of the Managing Board as well as servicing convertible bonds and warrant bonds. As of September 30, 2012, shares amounting to €1,767 million were repurchased. In fiscal 2013 another tranche of shares amounting to €1,152 million were repurchased. As a result of the completion of the share buyback program, the total number of own shares repurchased between August 3, 2012 and November 7, 2012 amounted to 37,949,286. This corresponds to 4.31% of the current share capital. The purchase price was in average €76.92 per share; the total consideration paid for the shares amounts to €2.9 billion.

(3)	Under the currently effective resolution of the Annual Shareholders’ Meeting on January 25, 2011, which took effect on March 1, 2011 and remains in force until January 24, 2016, Siemens may repurchase up to a limit of 10% of its capital stock. Due to repurchases in current and previous years, the remaining maximum number of shares that may yet be purchased under the resolution amounts to 47,746,680 shares as of September 30, 2013.

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens which purchased those shares independently of Siemens. In fiscal 2013, the principal Siemens-sponsored pension and other postretirement benefit plans purchased 830,219 shares of Siemens AG common stock at an average price of €79.63 per share.

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

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-Tier Board—The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. This two-tier structure is characterized by a strict separation of management and supervision. The roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which stipulates that one-half of the required 20 Supervisory Board members are to be elected by our employees in Germany. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

Independence—In contrast to the NYSE Standards, which require a board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires an audit committee to include at least one independent supervisory board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. In addition, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of our Supervisory Board’s advice and supervision. Furthermore, the members of our Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Our Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, they may not enter into consulting, service or certain other contracts with Siemens, unless approved by the Supervisory Board. We also use the independence criteria of the German Corporate Governance Code as guiding principles.

Committees—In contrast to the NYSE Standards, which require the creation of several specific board committees, composed of independent directors and operating pursuant to written charters that define their tasks and responsibilities, the Supervisory Board of Siemens AG has assigned many of the functions of a nominating and corporate governance committee to its Chairman’s Committee and has delegated part of the remaining functions to its Nominating Committee. The Supervisory Board has also established a Compensation Committee. Nevertheless, certain responsibilities—for example, the determination of the compensation of the members of the Managing Board—have not been delegated to a committee because German law requires that these functions be performed by the full Supervisory Board. The Audit Committee, the Chairman’s Committee and the Compliance Committee have written bylaws—adopted by the Supervisory Board—that define their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the Exchange Act, as these apply to a foreign private issuer, and performs—in cooperation with the Compliance Committee—functions similar to those assigned to an audit committee under the NYSE Standards. Nevertheless, German law prohibits delegating certain responsibilities—such as the selection of independent auditors (who under German law must be elected at the shareholders’ meeting)—to a committee.

The Supervisory Board of Siemens AG also has a Finance and Investment Committee and a Mediation Committee, the latter of which is required under German law. Neither of these committees is required by the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require that the U.S. domestic companies, i.e. U.S companies listed on the NYSE, obtain shareholder approval of all equity compensation plans (including stock option plans) and of any material revisions to such plans. Under German law, the creation of authorized or contingent capital in order to issue shares requires shareholder approval. Shareholders must also approve the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the authorization for a company to repurchase and use its own shares for servicing a stock option plan.

Under German law, share buybacks generally require prior shareholder authorization. Such authorization was last given at our Annual Shareholders’ Meeting on January 25, 2011, and this matter will, as a general rule, be voted upon at the expiration of each authorization.

ITEM 16H:	MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, issued under the Federal Mine Safety and Health Act of 1977 by the Mine Safety and Health Administration, as well as related assessments and legal actions, and mining-related fatalities. During fiscal 2013, Siemens had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to Siemens’ United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART III

ITEM 18:	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited the accompanying consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries (the “Company”) as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at September 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for employee benefits as a result of the early adoption of IAS 19, Employee Benefits (revised 2011; IAS 19R), effective October 1, 2012.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Compensation Report in Item 6, “Directors, Senior Management and Employees” as of and for the years ended September 30, 2013 and 2012, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Siemens Aktiengesellschaft and subsidiaries’ internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated November 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 20, 2013

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2013, 2012 and 2011

(in millions of €, per share amounts in €)

	Note	2013	2012(1)	2011(1)
Revenue		75,882	77,395	72,526
Cost of sales		(55,053)	(55,470)	(50,619)

Gross profit		20,829	21,925	21,907
Research and development expenses		(4,291)	(4,245)	(3,903)
Selling and general administrative expenses		(11,286)	(11,043)	(10,146)
Other operating income	5	503	523	555
Other operating expenses	6	(427)	(364)	(501)
Income (loss) from investments accounted for using the equity method, net	7	510	(333)	146
Interest income	8	948	939	845
Interest expenses	8	(789)	(760)	(786)
Other financial income (expenses), net	8	(154)	(5)	646

Income from continuing operations before income taxes		5,843	6,636	8,763
Income tax expenses	9	(1,630)	(1,994)	(2,137)

Income from continuing operations		4,212	4,642	6,625
Income (loss) from discontinued operations, net of income taxes	4	197	(360)	(726)

Net income		4,409	4,282	5,899

Attributable to:
Non-controlling interests		126	132	176
Shareholders of Siemens AG		4,284	4,151	5,723
Basic earnings per share	35
Income from continuing operations		4.85	5.15	7.37
Income (loss) from discontinued operations		0.23	(0.41)	(0.82)

Net income		5.08	4.74	6.55

Diluted earnings per share	35
Income from continuing operations		4.80	5.10	7.29
Income (loss) from discontinued operations		0.22	(0.41)	(0.81)

Net income		5.03	4.69	6.48

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fiscal years ended September 30, 2013, 2012 and 2011

(in millions of €)

		2013	2012(1)	2011(1)
Net income		4,409	4,282	5,899
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	23	394	(1,787)	347

Items that may be reclassified subsequently to profit or loss:
Currency translation differences		(1,062)	855	129
Available-for-sale financial assets	10	183	209	(59)
Derivative financial instruments	30, 31	45	63	(121)

		(834)	1,127	(51)

Other comprehensive income, net of income taxes(2)		(440)	(661)	296

Total comprehensive income		3,969	3,622	6,195

Attributable to:
Non-controlling interests		81	128	169
Shareholders of Siemens AG		3,888	3,494	6,026

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Includes income (expenses) resulting from investments accounted for using the equity method of €(257) million, €28 million and €8 million, respectively, in fiscal 2013, 2012 and 2011 of which €(121) million, €(99) million and €10 million, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2013 and 2012

(in millions of €)

	Note	9/30/13	9/30/12(1)
ASSETS
Cash and cash equivalents		9,190	10,891
Available-for-sale financial assets	10	601	524
Trade and other receivables	11	14,853	15,220
Other current financial assets	12	3,250	2,901
Inventories	13	15,560	15,679
Current income tax assets		794	836
Other current assets	14	1,297	1,277
Assets classified as held for disposal	4	1,393	4,799

Total current assets		46,937	52,128

Goodwill	15	17,883	17,069
Other intangible assets	16	5,057	4,595
Property, plant and equipment	17	9,815	10,763
Investments accounted for using the equity method	18	3,022	4,436
Other financial assets	19	15,117	14,666
Deferred tax assets.	9	3,234	3,748
Other assets.		872	846

Total non-current assets		54,999	56,123

Total assets		101,936	108,251

LIABILITIES AND EQUITY
Short-term debt and current maturities of long-term debt	22	1,944	3,826
Trade payables		7,599	8,036
Other current financial liabilities	20	1,515	1,460
Current provisions	24	4,485	4,750
Current income tax liabilities		2,151	2,204
Other current liabilities	21	19,701	20,302
Liabilities associated with assets classified as held for disposal	4	473	2,049

Total current liabilities		37,868	42,627

Long-term debt	22	18,509	16,880
Post-employment benefits	23	9,265	9,801
Deferred tax liabilities	9	504	494
Provisions	24	3,907	3,908
Other financial liabilities		1,184	1,083
Other liabilities	25	2,074	2,034

Total non-current liabilities		35,443	34,200

Total liabilities		73,312	76,827

Equity	26
Issued capital, no par value(2)		2,643	2,643
Capital reserve		5,484	6,173
Retained earnings		22,663	22,877
Other components of equity		268	1,058
Treasury shares, at cost(3)		(2,946)	(1,897)

Total equity attributable to shareholders of Siemens AG		28,111	30,855

Non-controlling interests		514	569

Total equity		28,625	31,424

Total liabilities and equity		101,936	108,251

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	37,997,595 and 24,725,674 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ended September 30, 2013, 2012 and 2011

(in millions of €)

	Note	2013	2012(1)	2011(1)
Cash flows from operating activities
Net income		4,409	4,282	5,899
Adjustments to reconcile net income to cash flows from operating activities—continuing operations
(Income) loss from discontinued operations, net of income taxes		(197)	360	726
Amortization, depreciation and impairments		2,888	2,818	2,599
Income tax expenses		1,630	1,994	2,137
Interest (income) expenses, net		(159)	(178)	(59)
(Gains) losses on disposals of assets related to investing activities, net(2)		(292)	(345)	(1,230)
Other (income) losses from investments(2)		(326)	424	22
Other non-cash (income) expenses		674	110	69
Change in assets and liabilities
Inventories		(218)	(89)	(1,142)
Trade and other receivables		(293)	104	(598)
Trade payables		(217)	199	660
Other assets and liabilities		576	(2,078)	202
Additions to assets leased to others in operating leases		(377)	(375)	(582)
Income taxes paid		(2,166)	(1,445)	(1,616)
Dividends received		356	301	265
Interest received		837	842	787

Cash flows from operating activities—continuing operations		7,126	6,923	8,140
Cash flows from operating activities—discontinued operations		214	188	(241)

Cash flows from operating activities—continuing and discontinued operations		7,340	7,110	7,899
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment		(1,869)	(2,195)	(2,151)
Acquisitions of businesses, net of cash acquired		(2,801)	(1,295)	(299)
Purchase of investments(2)		(346)	(252)	(889)
Purchase of current available-for-sale financial assets		(157)	(182)	(102)
Change in receivables from financing activities		(2,175)	(2,087)	(1,770)
Disposal of investments, intangibles and property, plant and equipment(2)		2,463	753	2,107
Disposal of businesses, net of cash disposed		(27)	87	177
Disposal of current available-for-sale financial assets		76	142	38

Cash flows from investing activities—continuing operations		(4,836)	(5,029)	(2,890)
Cash flows from investing activities—discontinued operations		(240)	(656)	(1,154)

Cash flows from investing activities—continuing and discontinued operations		(5,076)	(5,685)	(4,044)
Cash flows from financing activities
Purchase of treasury shares	26	(1,394)	(1,721)	—
Other transactions with owners		(15)	158	(896)
Issuance of long-term debt	22	3,772	5,113	113
Repayment of long-term debt (including current maturities of long-term debt)		(2,927)	(3,218)	(2,046)
Change in short-term debt and other financing activities		3	(62)	227
Interest paid		(479)	(503)	(475)
Dividends paid to shareholders of Siemens AG	26	(2,528)	(2,629)	(2,356)
Dividends attributable to non-controlling interests		(152)	(155)	(158)
Financing discontinued operations(3)		298	(506)	(1,379)

Cash flows from financing activities—continuing operations		(3,422)	(3,523)	(6,970)
Cash flows from financing activities—discontinued operations		26	468	1,395

Cash flows from financing activities—continuing and discontinued operations		(3,396)	(3,055)	(5,575)
Effect of deconsolidation of OSRAM on cash and cash equivalents		(476)	—	—
Effect of changes in exchange rates on cash and cash equivalents		(108)	68	5
Change in cash and cash equivalents		(1,717)	(1,561)	(1,715)
Cash and cash equivalents at beginning of period		10,950	12,512	14,227

Cash and cash equivalents at end of period		9,234	10,950	12,512
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		44	59	44

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		9,190	10,891	12,468

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed generally through Corporate Treasury.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the fiscal years ended September 30, 2013, 2012 and 2011

(in millions of €)

	Issued capital	Capital reserve
Balance as of October 1, 2010 (as previously reported)	2,743	5,986
Effect of retrospectively adopting IAS 19R	—	—

Balance as of October 1, 2010(1)	2,743	5,986

Net income(1)	—	—
Other comprehensive income, net of income taxes(1)	—	—
Dividends	—	—
Share-based payment	—	(3)
Re-issuance of treasury shares	—	28
Transactions with non-controlling interests(4)	—	—
Other changes in equity	—	—

Balance as of September 30, 2011	2,743	6,011

Balance as of October 1, 2011 (as previously reported)	2,743	6,011
Effect of retrospectively adopting IAS 19R	—	—

Balance as of October 1, 2011(1)	2,743	6,011

Net income(1)	—	—
Other comprehensive income, net of income taxes(1)	—	—
Dividends	—	—
Share-based payment	—	42
Purchase of treasury shares	—	—
Re-issuance of treasury shares	—	(6)
Cancellation of treasury shares	(100)	—
Transactions with non-controlling interests	—	—
Other changes in equity	—	126

Balance as of September 30, 2012	2,643	6,173

Balance as of October 1, 2012 (as previously reported)	2,643	6,173
Effect of retrospectively adopting IAS 19R	—	—

Balance as of October 1, 2012(1)	2,643	6,173

Net income	—	—
Other comprehensive income, net of income taxes	—	—
Dividends	—	—
Share-based payment	—	21
Purchase of treasury shares	—	—
Re-issuance of treasury shares	—	5
Transactions with non-controlling interests	—	—
Spin-off related changes in equity	—	(163)
Other changes in equity	—	(553)

Balance as of September 30, 2013	2,643	5,484

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Items of other comprehensive income that will not be reclassified to profit or loss consist of remeasurements of defined benefit plans of €395 million, €(1,783) million and €346 million, respectively, in the fiscal years ended September 30, 2013, 2012 and 2011. Remeasurements of defined benefit plans are included in line item Retained earnings.

(3)	In fiscal years ended September 30, 2013, 2012 and 2011, Other comprehensive income, net of income taxes, includes non-controlling interests of €- million, €(4) million and €1 million relating to remeasurements of defined benefit plans, €(45) million, €(1) million and €(5) million relating to currency translation differences, €- million, €- million and €- million relating to available-for-sale financial assets and €1 million, €1 million and €(3) million relating to derivative financial instruments.

(4)	Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Total comprehensive income

		Other components of equity
		Items that may be reclassified subsequently to profit or loss
Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096
126		—	—	—	126	—	126	—	126

23,124		(115)	95	12	23,116	(3,373)	28,472	750	29,222

5,723		—	—	—	5,723	—	5,723	176	5,899
346	(2)	134	(59)	(118)	303	—	303	(7)	296	(3)
(2,356)		—	—	—	(2,356)	—	(2,356)	(165)	(2,521)
(17)		—	—	—	(17)	—	(20)	—	(20)
—		—	—	—	—	336	364	—	364
(835)		(17)	—	—	(852)	—	(852)	(122)	(974)
12		—	—	—	12	—	12	(6)	6

25,996		2	36	(106)	25,929	(3,037)	31,645	626	32,271

25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156
116		—	—	—	116	—	116	—	116

25,996		2	36	(106)	25,929	(3,037)	31,645	626	32,271

4,151		—	—	—	4,151	—	4,151	132	4,282
(1,783	)(2)	855	209	62	(657)	—	(657)	(4)	(661	)(3)
(2,629)		—	—	—	(2,629)	—	(2,629)	(176)	(2,805)
(129)		—	—	—	(129)	—	(87)	—	(87)
—		—	—	—	—	(1,767)	(1,767)	—	(1,767)
—		—	—	—	—	397	391	—	391
(2,410)		—	—	—	(2,410)	2,510	—	—	—
(326)		—	—	—	(326)	—	(326)	24	(302)
7		—	—	—	7	—	134	(34)	100

22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302
122		—	—	—	122	—	122	—	122

22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

4,284		—	—	—	4,284	—	4,284	126	4,409
395	(2)	(1,017)	183	43	(396)	—	(396)	(44)	(440	)(3)
(2,528)		—	—	—	(2,528)	—	(2,528)	(119)	(2,647)
(40)		—	—	—	(40)	—	(18)	—	(18)
—		—	—	—	—	(1,349)	(1,349)	—	(1,349)
—		—	—	—	—	300	304	—	304
(52)		—	—	—	(52)	—	(52)	(10)	(62)
(2,270)		—	—	—	(2,270)	—	(2,433)	—	(2,433)
(3)		—	—	—	(3)	—	(556)	(8)	(564)

22,663		(160)	428	(1)	22,930	(2,946)	28,111	514	28,625

SIEMENS—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations)

As of and for the fiscal years ended September 30, 2013, 2012 and 2011

(in millions of €)

	Orders(2)			External revenue			Intersegment revenue
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Sectors(1)
Energy	28,797	26,930	31,823	26,386	27,501	24,630	252	235	254
Healthcare	13,950	13,806	13,116	13,598	13,600	12,463	24	42	54
Industry	18,417	18,962	19,140	16,943	17,772	17,135	1,643	1,637	1,467
Infrastructure & Cities	21,894	17,150	21,348	17,128	16,731	16,166	750	853	810

Total Sectors	83,057	76,848	85,427	74,055	75,605	70,393	2,669	2,767	2,585
Equity Investments	—	—	—	—	—	—	—	—	—
Financial Services (SFS)	1,072	908	961	960	859	908	112	48	54
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	296	283	473	264	281	510	10	11	10
Siemens Real Estate (SRE)	2,510	2,434	2,204	301	325	415	2,210	2,121	1,792
Corporate items and pensions	470	508	449	302	325	300	170	184	151
Eliminations, Corporate Treasury and other reconciling items	(5,055)	(5,041)	(4,978)	—	—	—	(5,172)	(5,132)	(4,591)

Siemens	82,351	75,939	84,537	75,882	77,395	72,526	—	—	—

(1)	Commencing with fiscal 2012, Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Total revenue			Profit(3)			Assets(4)			Free cash flow(5)			Additions to intangible assets and property, plant and equipment			Amortization, depreciation and impairments(6)
2013	2012	2011	2013	2012	2011	9/30/13	9/30/12	9/30/11	2013	2012	2011	2013	2012	2011	2013	2012	2011

26,638	27,736	24,884	1,955	1,901	3,864	1,621	1,116	656	1,595	2,142	2,735	425	547	595	587	549	476
13,621	13,642	12,517	2,048	1,815	1,334	11,023	11,757	11,264	2,238	1,861	1,887	291	354	284	638	726	645
18,586	19,409	18,601	1,478	2,448	2,758	6,549	6,479	5,461	2,070	2,123	2,449	395	417	431	657	553	518
17,879	17,585	16,976	306	1,102	1,126	5,694	4,012	3,169	384	737	1,208	239	290	264	332	276	278

76,724	78,372	72,978	5,788	7,266	9,082	24,886	23,364	20,550	6,288	6,863	8,280	1,350	1,608	1,574	2,215	2,104	1,917
—	—	—	396	(549)	(26)	1,767	2,715	3,382	114	100	116	—	—	—	—	—	—
1,072	908	961	409	479	428	18,661	17,405	14,602	857	528	344	69	31	60	230	270	265

274	292	520	(12)	(29)	(40)	(267)	(448)	(397)	(58)	12	(86)	7	3	6	3	6	7
2,512	2,447	2,207	171	115	150	4,747	5,018	4,974	(108)	(231)	(240)	365	453	453	314	327	272
472	509	451	(839)	(668)	(742)	(11,252)	(11,693)	(9,665)	(431)	(910)	(1,046)	83	103	62	91	67	60
(5,172)	(5,132)	(4,591)	(70)	23	(90)	63,393	71,889	70,763	(1,405)	(1,634)	(1,380)	(4)	(4)	(4)	(34)	(41)	(50)

75,882	77,395	72,526	5,843	6,636	8,763	101,936	108,251	104,210	5,257	4,727	5,989	1,869	2,195	2,151	2,819	2,732	2,471

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

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 20, 2013. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in Note 2 Summary of significant accounting policies.

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

Business combinations—Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any contingent consideration to be transferred by Siemens as the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured; subsequent settlement is accounted for within equity. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Non-controlling interests may be measured at their fair value (full goodwill method) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill method). After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. In case of a written put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

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

The exchange rate of the U.S. dollar, Siemens’ significant currency outside the euro zone used in the preparation of the Consolidated Financial Statements is as follows:

		Year-end exchange rate		Annual average rate
		€1 quoted into currencies specified below September 30,		€1 quoted into currencies specified below Year ended September 30,
Currency	ISO Code	2013	2012	2013	2012	2011
U.S. dollar	USD	1.351	1.293	1.313	1.303	1.399

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency transaction—Transactions that are denominated in a currency other than the functional currency of an entity, are recorded at that functional currency applying the spot exchange rate at the date when the underlying transactions are initially recognized. At the end of the reporting period, foreign currency-denominated monetary assets and liabilities are revalued to functional currency applying the spot exchange rate prevailing at that date. Gains and losses arising from these foreign currency revaluations are recognized in net income. Those foreign currency-denominated transactions which are classified as non-monetary are remeasured using the historical spot exchange rate.

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

Sales from construction contracts: A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use. When the outcome of a construction contract can be estimated reliably, revenues from construction-type projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. An expected loss on the construction contract is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably (1) revenue is recognized only to the extent contract costs incurred are probable of being recoverable, and (2) contract costs are recognized as an expense in the period in which they are incurred.

During project execution, variation orders by the customer for a change in the scope of the work to be performed under the contract may be received leading to an increase or a decrease in contract revenue. Examples of such variations are changes in the specifications or design of the asset and changes in the duration of the contract. As the scope of work to be performed changes also in case of contract terminations, such terminations are considered to be a subset of variations. Therefore the requirements of IAS 11 relating to variations are applied to contract terminations, irrespective of whether the contract is terminated by the customer, Siemens or both. In accordance with the requirements of IAS 11 relating to changes in estimates, the estimates of the total contract revenue and the total contract costs are adjusted reflecting the reduced scope of work to be performed, typically leading to a reversal of revenue recognized. This methodology is also applied to contracts for which it is management’s best estimate that a termination is the most likely scenario, but which have not yet been terminated.

Rendering of services: Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. under the percentage-of-completion method as described above.

Sales from multiple element arrangements: Sales of goods and services as well as software arrangements sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. If certain criteria are met, foremost if the delivered element(s) has (have) value to the customer on a stand-alone basis, the arrangement is separated and the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. However, if in rare cases fair value evidence is available for the undelivered but not for one or more of the delivered elements, the amount allocated to the delivered element(s) equals the total arrangement consideration less the aggregate fair value of the undelivered element(s) (residual method). If the criteria for the separation of units of accounting are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

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

Functional costs—In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle. Regarding amortization see Note 16 Other intangible assets, regarding depreciation see Note 17 Property, plant and equipment and regarding employee benefit expenses see Note 34 Personnel costs.

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

Product-related expenses and losses from onerous contracts—Provisions for estimated costs related to product warranties are recorded in line item Cost of sales at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic experience of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Earnings per share—Basic earnings per share are computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

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

Other intangible assets—The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Useful lives in specific acquisitions ranged from seven to twenty-five years for customer relationships and from three to 18 years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Impairment of property, plant and equipment and other intangible assets—The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, intangible assets with indefinite useful lives as well as intangible assets not yet available for use are subject to an annual impairment test. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash-generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets’ value in use is applied as their recoverable amount. The assets’ value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens assesses the need to reverse all or a portion of the impairment.

The Company’s property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations and non-current assets held for disposal—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income, income (loss) from discontinued operations is reported separately from income and expenses from continuing operations; prior periods are presented on a comparable basis. In the Consolidated Statements of Cash Flow, the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. The disclosures in the Notes to the Consolidated Financial Statements outside Note 4 Acquisitions, dispositions and discontinued operations that refer to the Consolidated Statements of Income and the Consolidated Statements of Cash Flow relate to continuing operations. Siemens reports discontinued operations separately in Note 4 Acquisitions, dispositions and discontinued operations. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.

Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction or through distribution to shareholders rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale or distribution in its present condition subject only to terms that are usual and customary for sales or distributions of such assets or disposal groups and its sale or distribution must be highly probable. The disclosures in the Notes to Consolidated Financial Statements outside Note 4 Acquisitions, dispositions and discontinued operations that

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

refer to the Consolidated Statements of Financial Position generally relate to assets that are not held for disposal. Siemens reports non-current assets or disposal groups held for disposal separately in Note 4 Acquisitions, dispositions and discontinued operations. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5, Non-current Assets held for Sale and Discontinued Operations.

Income taxes—The Company applies IAS 12, Income taxes. Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the tax jurisdiction respectively. Expected and executed additional tax payments respectively tax refunds for prior years are also taken into account. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are enacted or substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

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

Defined benefit plans—Siemens measures the entitlements of the defined benefit plans by applying the projected unit credit method. The approach reflects an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)), Siemens considers future compensation and benefit increases, because the employee’s final benefit entitlement at regular retirement age depends on future compensation or benefit increases. The assumptions used for the calculation of the DBO as of the period-end of the preceding fiscal year are used to determine the calculation of service cost and interest income and expense of the following year. The net interest income or expense for the fiscal year will be based on the discount rate for the respective year multiplied by the net liability at the preceding fiscal year’s period-end date. The fair value of plan assets and DBO and thus the interest income on plan assets and the interest expenses on DBO are adjusted for significant events after the fiscal year end, such as a supplemental funding, plan changes or business combinations and disposals. The DBO includes the present value from the effects of taxes payable by the plan on contributions or benefits relating to services already rendered.

Service cost and past service cost for post-employment benefits as well as other administration costs which are unrelated to the management of plan assets are allocated among functional costs (line items Cost of sales, Research and development expenses, Selling and general administrative expenses) following the functional area of the corresponding profit and cost centers. Past service cost and settlement gains (losses) are recognized immediately in profit or loss when the plan amendment, curtailment or settlement occurs. Administration Costs which are related to the management of plan assets and taxes directly linked to the return on plan assets and payable by the plan itself are included in the return on plan assets and are recognized in Other comprehensive income, net of income taxes. For unfunded plans, Siemens recognizes a post-employment benefit liability equal to the DBO. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to any asset ceiling, in line item Post-employment benefits or in line item Other current assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remeasurements comprise actuarial gains and losses, resulting for example from an adjustment of the discount rate, as well as the difference between the return on plan assets and the amounts included in net interest on the net defined benefits liability (asset) and are recognized in Other comprehensive income, net of income taxes.

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

Termination benefits—Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits are provided as a result of an entity’s offer made in order to encourage voluntary redundancy before the normal retirement date or from an entity’s decision to terminate the employment. Termination benefits in accordance with IAS 19R, Employee Benefits, are recognized as a liability and an expense when the entity can no longer withdraw the offer of those benefits.

Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable receivables from finance leases and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, trade payables, obligations under finance leases and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases.

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

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only included in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Receivables from finance leases are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category—cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading—to which they are assigned.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents—The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets—Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income tax expenses, are recognized in line item Other comprehensive income, net of income taxes. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuation models for the determination of fair value.

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

Derivative financial instruments—Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative financial instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in line item Other comprehensive income, net of income taxes (applicable deferred income tax). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

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

Cash flow hedges—The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in line item Other comprehensive income, net of income taxes (applicable deferred income tax), and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based payment—IFRS 2, Share-based payment, distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. The fair value of share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and market conditions and non-vesting conditions, if applicable.

Prior-year information—The presentation of certain prior-year information has been reclassified to conform to the current year presentation, including the fiscal 2011 presentation of certain line items within operating activities of the Consolidated Statements of Cash Flow. In addition, in fiscal 2013, in the Consolidated Statements of Cash Flow, the Company changed retrospectively the presentation of salary withholdings of share-based payment granted to employees to better reflect the nature of the transaction. In fiscal 2012 and 2011, €134 million and €121 million were retrospectively reclassified from cash flows from financing activities to cash flows from operating activities (continuing operations).

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2012, the Company early adopted IAS 19, Employee Benefits (revised 2011; IAS 19R), which was issued by the IASB in June 2011. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The standard is applied retrospectively. The amendment was endorsed by the EU in June 2012.

The following amendments to IAS 19 have a significant impact on the Company’s Consolidated Financial Statements: IAS 19R replaces interest cost and expected return on assets with a net interest amount that is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. The difference between the interest income on plan assets and the return on plan assets is included in line item Remeasurements of defined benefit plans and recognized in the Consolidated Statement of Comprehensive Income. A lesser effect results from the recognition of unvested past service costs in income immediately when incurred instead of amortization over the vesting period as well as from recognizing other administration costs which are unrelated to the management of plan assets when the administration services are provided. The elimination of the corridor approach does not affect the Company. The adoption of IAS 19R did not result in significant effects on line items Total comprehensive income as well as Total equity.

The following tables present the impacts of the changes in accounting policy. Impacts to the opening balance as of October 1, 2011 as well as impacts to the prior period presented are:

	September 30, 2012			October 1, 2011
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statements of Financial Position
Total assets	108,282	(31)	108,251	104,243	(33)	104,210
thereof Deferred tax assets	3,777	(29)	3,748	3,206	(31)	3,175

Total liabilities	76,980	(153)	76,827	72,087	(149)	71,938
thereof Post-employment benefits	9,926	(125)	9,801	7,307	(120)	7,188

Total equity	31,302	122	31,424	32,156	116	32,271
thereof Retained earnings	22,756	122	22,877	25,881	116	25,996

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended September 30, 2012			Year ended September 30, 2011
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €; per share amounts in €)
Consolidated Statements of Income
Income from continuing operations before income taxes	7,002	(366)	6,636	9,248	(485)	8,763
thereof Interest income	2,240	(1,301)	939	2,207	(1,362)	845
thereof Interest expenses	(1,727)	967	(760)	(1,715)	929	(786)
Income tax expenses	(2,068)	74	(1,994)	(2,225)	88	(2,137)
Income from continuing operations	4,934	(292)	4,642	7,023	(397)	6,625
Net income	4,590	(307)	4,282	6,321	(422)	5,899

Basic earnings per share
Income from continuing operations	5.48	(0.33)	5.15	7.83	(0.46)	7.37
Net income	5.09	(0.35)	4.74	7.04	(0.48)	6.55

Diluted earnings per share
Income from continuing operations	5.43	(0.33)	5.10	7.74	(0.45)	7.29
Net income	5.04	(0.35)	4.69	6.96	(0.48)	6.48

If the Company had not applied IAS 19R as of October 1, 2012, line items Interest income and Interest expenses recognized in the Consolidated Statement of Income for fiscal 2013 would have increased by €1,463 million and €798 million, respectively, based on the expected return on plan assets as applied for the fiscal year ended September 30, 2012. Correspondingly, line item Remeasurements of defined benefit plans recognized in the Consolidated Statement of Comprehensive Income would have decreased by €538 million net of tax in fiscal 2013.

	Year ended September 30, 2012			Year ended September 30, 2011
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statements of Comprehensive Income
Net income	4,590	(307)	4,282	6,321	(422)	5,899
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(2,101)	314	(1,787)	(65)	412	347
Other comprehensive income, net of income taxes	(974)	314	(661)	(116)	412	296
Total comprehensive income	3,615	6	3,622	6,205	(10)	6,195

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments were endorsed by the European Union in December 2012.

IFRS 10 provides a comprehensive concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles.

IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early. The standards are to be applied on a retrospective basis. In December 2012, IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 were endorsed by the European Union. Siemens will adopt IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 in fiscal 2014. The Company does not expect a material impact on its Consolidated Financial Statements from these standards.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard defines fair value and standardizes disclosures on fair value measurements of both financial and non-financial instrument items. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. In December 2012, IFRS 13 was endorsed by the European Union. Siemens will adopt IFRS 13 in fiscal 2014. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. The Company does not expect a material impact on the Consolidated Financial Statements upon adopting IFRS 13.

In November 2009, the IASB issued IFRS 9, Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, depending on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, most of the requirements for financial liabilities were carried forward unchanged from IAS 39 to IFRS 9. In December 2011, IFRS 9 was amended to not require the restatement of comparative-period financial statements upon initial application, to require additional disclosures and to defer the mandatory effective date to annual reporting periods beginning on or after January 1, 2015. As part of its current project Classification and Measurement: Limited Amendments to IFRS 9, however, the IASB tentatively decided in July 2013 that the mandatory effective date should be deferred again and left open depending on the finalization of the limited amendments and the second phase of IFRS 9, Impairment Methodology. Early application would still be permitted. The European Financial Reporting Advisory Group has postponed its endorsement advice on IFRS 9 as currently issued. Due to the ongoing changes to IFRS 9 by the IASB the Company’s assessment of the impacts of adopting IFRS 9 on the Company’s Consolidated Financial Statements is still ongoing.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy, Industry and Infrastructure & Cities, conduct a significant portion of their business under construction contracts with customers. The Company accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. These significant estimates include total contract costs, total contract revenues, contract risks, including technical, political and regulatory risks, and other judgments. Under the percentage-of-completion method, changes in estimates may lead to an increase or decrease of revenue. The creditworthiness of our customers is taken into account in estimating the probability that economic benefits associated with a contract will flow to the Company. In addition, we need to assess whether the contract is expected to continue or to be terminated. In determining whether the continuation or termination of a contract is expected to be the most likely scenario, all relevant facts and circumstances relating to the contract are considered on an individual basis. For contracts expected to be continued, amounts already included in revenue for which collectability ceases to be probable are recognized as an expense. For contracts expected to be terminated, including terminations due to expected payment defaults of our customers or terminations due to force majeure events, the estimates on the scope of deliveries and services provided under the contracts are revised accordingly, typically resulting in a decrease of revenue in the respective reporting period. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends including the developments of the European sovereign debt crisis and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, Siemens also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2013 and 2012, Siemens recorded a total valuation allowance for trade and other receivables of €1,147 million and €1,190 million, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit or a group of cash-generating units to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit’s or the group of cash-generating units’ fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial forecasts. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of any goodwill impairment. Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management that can have a material impact on the respective values and ultimately the amount of any impairment.

Non-current assets and disposal groups classified as held for disposal—Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

Employee benefit accounting—Post-employment benefits—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected compensation increases, rate of pension progression and mortality rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Due to changing market, economic and social conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full through line item Other comprehensive income, net of income taxes in the period in which they occur without affecting profit or loss.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress towards completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Fossil Power Generation Division, in the Power Transmission Division, in the Mobility & Logistics Division, in the Rail Systems Division and in the Healthcare Sector as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties, damage claims and other claims, or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the recorded provisions for such matters. It cannot be excluded that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations.

Income taxes—Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities’ views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management’s control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, that portion would not be recognized.

4.     Acquisitions, dispositions and discontinued operations

a)     Acquisitions

In fiscal 2013, 2012 and 2011, the Company completed a number of acquisitions, which are included in the Company’s Consolidated Financial Statements since the date of acquisition.

aa)     Acquisitions in fiscal 2013

At the beginning of May 2013, Siemens acquired all of the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys), which are being integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division. With the acquisition, Siemens expanded and complemented the Infrastructure & Cities Sector’s rail automation business. The preliminary purchase price amounts to €2,036 million (including €53 million cash acquired) of which €472 million were paid to the Invensys Pension Trust. The purchase price is preliminary mainly because it is subject to final agreement on the closing accounts. The following figures resulting from the preliminary purchase price allocation reflect the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €902 million, Inventories €158 million, Receivables €127 million, Deferred income tax assets €68 million, Liabilities €485 million and Deferred income tax liabilities €139 million. Intangible assets mainly relate to customer relationships of €619 million with a useful life of 18 years and technology of €258 million with a useful life of 18 years. Provisional goodwill of €1,278 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €335 million and a net loss of €44 million to Siemens for the period from acquisition to September 30, 2013. If the acquired business had been included as of October 1, 2012, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2013 would have been €915 million and €(9) million, respectively.

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions, which is being integrated in the Industry Sector’s Industry Automation Division. With the acquisition, Siemens expanded and complemented the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to €702 million (including €32 million cash acquired). The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €398 million, Property, plant and equipment €22 million, Inventories €41 million, Receivables €58 million, Liabilities €128 million and Deferred income tax liabilities €87 million. Intangible assets mainly relate to technology of €290 million with a useful life of seven to eight years and customer relationships of €105 million with a useful life of 16 to 20 years. Provisional goodwill of €352 million comprises intangible assets that are not separable such as employee know-how and expected

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €94 million and a net loss of €68 million to Siemens for the period from acquisition to September 30, 2013. If the acquired business had been included as of October 1, 2012, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2013 would have been €125 million and €(90) million, respectively.

ab)     Acquisitions in fiscal 2012

At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices. With this acquisition, Siemens expanded its portfolio in the attractive future market for subsea power grids. The aggregate consideration amounts to €469 million (including €8 million cash acquired). The acquired business is integrated into Energy Sector’s Oil&Gas Division. The following figures represent the final purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €162 million, Property, plant and equipment €21 million, Inventories €18 million, Receivables €25 million, Liabilities €41 million and Deferred income tax liabilities €35 million. Intangible assets mainly relate to customer relationships of €46 million with a useful life of nine to 13 years, technology of €98 million with a useful life of eight to twelve years and order backlog of €12 million with a useful life of two years. Goodwill of €307 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €57 million and a net income of €12 million to Siemens for the period from acquisition to September 30, 2012. If the acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €121 million and €41 million, respectively.

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

The following figures represent the final purchase price allocations and show the amounts recognized for each major class of assets acquired and liabilities assumed:

(in millions of €)
Goodwill	579
Technology	124
Customer relationships	113
Other intangible assets	50
Other long-lived assets	56
Trade and other receivables	82
Inventories	39
Other current assets	70
Cash and cash equivalents	138

Total assets acquired	1,251

Other liabilities and provisions	153
Deferred tax liabilities	51
Current liabilities	78

Total liabilities assumed	282

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The respective acquisitions led to non-controlling interests of €23 million. Goodwill comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including purchase price accounting effects and integration costs, the acquired entities contributed revenues of €271 million and a net loss of €6 million to Siemens for the period from the respective acquisition date to September 30, 2012. If these acquired businesses had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €389 million and €(14) million, respectively.

ac)     Acquisitions in fiscal 2011

In fiscal 2011, Siemens acquired additional interests in its subsidiary Siemens Ltd., India increasing its stake from 55% to 75%. As a result, line items Retained earnings and Non-controlling interests decreased by €857 million and €121 million, respectively, in fiscal 2011.

b)     Dispositions and Discontinued Operations

ba)     Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2013

On July 1, 2013, Siemens and Nokia have signed an agreement under which Nokia acquires the shares held in Nokia Siemens Networks Holding B.V. (NSN) by Siemens for an agreed purchase price of €1,700 million. The cash consideration amounts to €1,200 million with the remaining €500 million to be granted as an interest bearing loan to Nokia, maturing one year after closing.

The impairment recognized on the investment in fiscal 2009 was partly reversed since its recoverable amount, represented by its fair value less cost to sell, derived from the agreed purchase price, exceeds the carrying amount of NSN after applying the equity method. Thus, item Reversals of impairment presented in line item Income (loss) from investments accounted for using the equity method, net included €301 million relating to NSN held by segment Equity Investments. The investment in NSN was classified as held for disposal as of June 30, 2013 and equity method accounting ceased. The share of losses recognized for the investment in NSN in fiscal 2013, 2012 and 2011 amounted to €76 million, €741 million and €280 million, respectively.

The transaction closed in August 2013 and resulted in a further gain on disposal for the investment previously presented as held for disposal of €76 million due to the reversal of amounts recognized in line item Other comprehensive income, net of income taxes. Nokia early redeemed the loan in September 2013.

Dispositions in fiscal 2011

The sale of the 34% interest in Areva NP S.A.S resulted in a gain of €838 million in fiscal 2011 recognized in Income (expense) from available-for-sale financial assets, net which is composed of a €1,520 million disposal gain related to the termination of the Areva NP S.A.S. joint venture and a loss of €682 million on the arbitrational ruling related to Siemens’ exit from the joint venture Areva NP S.A.S.

In fiscal 2011, the sale of Siemens’ 49% interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) resulted in a €90 million gain reported in line item Income (loss) from investments accounted for using the equity method, net.

bb)     Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of September 30, 2013 and 2012 include assets held for disposal of €625 million and €106 million and liabilities held for disposal of €215 million and €39 million, respectively, that do not qualify as discontinued operations. As of September 30, 2013, the assets and liabilities mainly include the Business Unit TurboCare of the Energy Sector.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bc)     Discontinued operations

General

Net income (loss) from discontinued operations presented in the Consolidated Statements of Income in fiscal 2013, 2012 and 2011 amount to €197 million (thereof €(158) million income tax), €(360) million (thereof €(77) million income tax), and €(726) million (thereof €41 million income tax), respectively.

Net income (loss) from discontinued operations attributable to shareholders of Siemens AG for fiscal 2013, 2012 and 2011 amount to €191 million, €(360) million and €(715) million.

Water Technologies—discontinued operations, assets and liabilities held for disposal

In the first quarter of fiscal 2013, Siemens decided to sell its Business Unit Water Technologies. The conditions for Water Technologies to be classified as held for disposal and discontinued operations were fulfilled as of the fourth quarter of fiscal 2013.

Accordingly, the results of Water Technologies are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Revenue	950	1,099	989
Expenses	(959)	(1,081)	(995)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(24)	—	—

Pretax income (loss) from discontinued operations	(32)	18	(6)

Income taxes on ordinary activities	1	(9)	(6)
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	6	—	—

Income (loss) from discontinued operations, net of income taxes	(26)	9	(12)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of Water Technologies are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2013. The carrying amounts of the major classes of assets and liabilities of Water Technologies were as follows:

September 30, 2013
(in millions of €)
Trade and other receivables	155
Inventories	144
Financial assets	35
Goodwill	155
Other intangible assets	103
Property, plant and equipment	157
Other assets	19

Assets classified as held for disposal	768

Trade payables	79
Current provisions	36
Other current liabilities	92
Post-employment benefits	13
Other liabilities	37

Liabilities associated with assets classified as held for disposal	258

Upon classification as held for disposal and discontinued operations in the fourth quarter of fiscal 2013, Water Technologies was measured at the lower of its previous carrying amount and fair value less costs to sell. The associated loss recognized represents impairment of goodwill amounting to €13 million.

Solar business—reclassification to continuing operations

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the former Business Units Solar Thermal Energy and Photovoltaics and classified it as held for disposal and discontinued operations since the end of fiscal 2012. In the second quarter of fiscal 2013, the solar business no longer fulfilled the conditions to be classified as held for disposal and discontinued operations as a disposal within one year was no longer considered highly probable. Regarding Photovoltaics, the disposal process was terminated in March 2013 and instead the phase out of existing orders with a subsequent closure of the activities is being pursued. Regarding Solar Thermal Energy the disposal within one year was no longer highly probable due to the worsened environment in the overall market for solar thermal energy as well as a decrease of output of a solar thermal power plant within the solar thermal energy activities of Siemens. Therefore, the solar business is reported within continuing operations of the Energy Sector. In the third quarter of fiscal 2013, Siemens decided to terminate the sales process for Solar Thermal Energy as well and instead is pursuing the phase out of existing orders with a subsequent closure of the activities except for the solar thermal power plant, which will be continued.

Loss from continuing operations before income taxes regarding the solar business presented in the Consolidated Statements of Income for fiscal 2013, 2012 and 2011 amounted to €(255) million, €(258) million and €(366) million, respectively.

As of September 30, 2012, the assets and liabilities of the solar business amounting to €224 million and €126 million were classified as assets and liabilities held for disposal.

OSRAM—discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it planned to publicly list its subsidiary OSRAM. Siemens intended to retain a minority stake in OSRAM. The conditions for OSRAM to be classified as held for disposal and

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. Facing the market conditions Siemens decided in June 2012 to prepare, parallel and alternatively to the aforementioned plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares.

The decision in June 2012 represented a significant change of the previous disposal plan. Siemens no longer considered it highly probable to complete the disposal of OSRAM via an initial public offering by the end of calendar year 2012, resulting in a reversal of the previous classification of the disposal group OSRAM as held for disposal and discontinued operations. By reversing the previous classification, Siemens recognized a negative effect on earnings of €443 million before taxes in the third quarter of fiscal 2012 that result from depreciation/amortization and impairments of property, plant and equipment and intangible assets and equity pick ups that were not recognized while OSRAM was previously classified as discontinued operations (€123 million referring to fiscal 2011). This effect on earnings is presented under expenses in the table below. Siemens considered a listing via spin-off as highly probable including the high probability of the shareholders approval based on past experience with other capital matters suggested for approval at the Annual Shareholders’ Meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective. Accordingly, Siemens classified OSRAM as held for disposal and discontinued operations again. Among other impacts on other income taxes (on costs to sell/spin-off costs), Siemens adjusted deferred tax assets according to the plan of issuing OSRAM shares in the form of a spin-off.

In November 2012, Siemens called off the initial public offering plan and made available a spin-off report to its shareholders in December 2012 in order to request their approval for the spin-off of 80.5% of OSRAM at the Annual Shareholders’ Meeting in January 2013. At the Annual Shareholders’ Meeting the shareholders of Siemens AG approved the spin-off of OSRAM by a majority of more than 98%. In July 2013, Siemens successfully completed its planned spin-off and listing of OSRAM. As a result, Siemens derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability. The spin-off liability which was initially recognized in the second quarter of fiscal 2013 based on the shareholders’ approval was presented in other current liabilities and reflected 80.5% of the fair value of OSRAM. At the end of each reporting period and at the date of the actual spin-off, Siemens measured the spin-off liability at fair value with any changes recognized in retained earnings.

Effective July 5, 2013 Siemens transferred 80.5% of its ownership interest in OSRAM in the spin-off transaction to its shareholders. Immediately after the effectiveness of the spin-off, Siemens contributed 2.5% to the Siemens Pension Trust e.V. and thereafter owns 17.0% in OSRAM. The effectiveness of the spin-off triggered a remeasurement of the spin-off liability at fair value. The loss of control resulted in the derecognition of OSRAM’s net assets, including non-controlling interests, the reclassification of components of other comprehensive income and the recognition of the remaining stake in OSRAM at fair value. Siemens applied a multiple valuation technique in order to determine the fair value of the spin-off liability as of July 5, 2013 using the input of a discounted cash flow valuation and market multiples, derived from a report from an independent expert. The fair value of the spin-off liability representing 80.5% of the ownership interest in OSRAM amounted to €2,270 million; the derecognized net assets spun-off amounted to €2,182 million, resulting in a difference at the amount of €88 million. Siemens recognized a gain of €21 million due to the measurement of the remaining stake in OSRAM at fair value. The derecognition of the non-controlling interests and the reclassification of relevant components of other comprehensive income resulted in a gain of €23 million and of €19 million, respectively. In fiscal 2013 costs to sell/spin-off costs amounted to €98 million. As a result, Siemens recognized a total gain on the spin-off in the amount of €54 million in fiscal 2013. Due to the nature of the spin-off, the derecognition of the disposal group is presented as a non-cash transaction.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Revenue	4,064	5,400	5,032
Expenses	(3,745)	(5,476)	(4,545)
Gain on the spin-off of the disposal group constituting the discontinued operations (prior years: costs to sell/spin-off costs)	54	(33)	(25)

Pretax income (loss) from discontinued operations	372	(109)	462

Income taxes on ordinary activities	(110)	—	(177)
Other income taxes (on costs to sell/spin-off costs)	15	(26)	8

Income (loss) from discontinued operations, net of income taxes	277	(135)	293

The assets and liabilities of OSRAM were presented as held for disposal in the Consolidated Statements of Financial Position until the effective date of the spin-off on July 5, 2013. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	July 5, 2013	September 30, 2012
	(in millions of €)
Cash and cash equivalents	476	28
Trade and other receivables	850	827
Inventories	1,009	1,044
Financial assets	271	111
Goodwill	274	277
Other intangible assets	193	161
Property, plant and equipment	1,459	1,416
Deferred tax assets	311	376
Other assets	204	212

Assets classified as held for disposal	5,046	4,450

Trade payables	610	609
Current provisions	98	92
Other current liabilities	434	379
Post-employment benefits	398	488
Other liabilities	796	304

Liabilities associated with assets classified as held for disposal	2,336	1,872

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2013, 2012 and 2011 amounted to €19 million, €156 million and €159 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2013, 2012 and 2011 amounted to €11 million, €13 million and €7 million, respectively. As of September 30, 2012, receivables from and liabilities to joint ventures and associates are €39 million and €2 million, respectively.

Acquisition in fiscal 2011

In July 2011, OSRAM acquired 100% of Siteco Lighting GmbH, for €132 million (including €5 million cash acquired) settled mainly in cash. In the course of the acquisition, Siemens AG assumed an external bank liability of Siteco of €126 million. Based on the final purchase price allocation, €37 million were allocated to

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customer relationships and €26 million to technology with useful lives of two to ten years and three to 17 years, respectively. Property, plant and equipment were allocated €70 million, Inventories €38 million, Receivables €38 million, Deferred income taxes €(41) million and Post-employment benefit liability €(31) million. Resulting Goodwill was €107 million.

Siemens IT Solutions and Services—discontinued operations

Effective July 1, 2011, Atos S.A. (AtoS) acquired Siemens IT Solutions and Services for a cash payment of €177 million; Siemens received €12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year €250 million convertible bond (nominal value) and entered into a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. Siemens retains the equity method accounted project HERKULES, disclosed in Centrally managed portfolio activities. Siemens recognized a liability for purchase price adjustments and recorded contractual obligations, loss provisions and risk contingencies in connection with the sales agreements. The total loss recognized on the disposal was €903 million in fiscal 2011, including impairments of Goodwill and other non-current assets of €659 million and a €250 million obligation to provide support to AtoS in connection with integration and training programs. Carve-out costs were €90 million in fiscal 2011. In fiscal 2013 and 2012, a gain of €99 million and €53 million resulted from purchase price adjustments. A final settlement with AtoS was not yet reached in fiscal 2013. In fiscal 2011, revenue from related party transactions amounted to €100 million; expenses from related party transactions amounted to €24 million.

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Revenue	—	—	2,705
Expenses	(40)	(35)	(3,098)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	99	45	(743)

Pretax income (loss) from discontinued operations	59	10	(1,136)

Income taxes on ordinary activities	12	15	99
Income taxes on the gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(1)	15	202

Income (loss) from discontinued operations, net of income taxes	71	40	(835)

Former segments SV and Com—discontinued operations

Net results from discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in fiscal 2013, 2012 and 2011 amounted to €(117) million (thereof €(81) million income tax), €(260) million (thereof €(73) million income tax) and €(173) million (thereof €(85) million income tax), respectively. The net results in fiscal 2013 included an income tax expense of €84 million related to NSN. The net results in fiscal 2012 mainly relate to Com and include settlements of a matter with the Greek State with a pretax impact of €(143) million (€(104) million after tax) as well as negative tax effects of €115 million. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.     Other operating income

In fiscal 2013, 2012 and 2011, Other operating income includes gains on sales of property, plant and equipment partially leased back under operating leases mainly in fiscal 2013 and of intangible assets of €228 million, €207 million and €250 million, respectively, as well as income in connection with legal and regulatory matters.

6.     Other operating expenses

Other operating expenses in fiscal 2013, 2012 and 2011 include impairment losses on goodwill, charges related to legal and regulatory matters, losses on sales of property, plant and equipment and intangible assets and losses from the sale of businesses.

7.     Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Share of profit (loss), net	247	(371)	77
Gains (losses) on sales, net	78	103	139
Impairment	(116)	(68)	(72)
Reversals of impairment	301	4	2

Income (loss) from investments accounted for using the equity method, net	510	(333)	146

Items Share of profit (loss), net, Gains (losses) on sales, net and Reversals of impairment include the effects of disposing of Siemens’ share in NSN in the fourth quarter of fiscal 2013, see Note 4 Acquisitions, dispositions and discontinued operations. Item Share of profit (loss), net also includes Siemens’ share in Enterprise Networks’ earnings (EN) of €(96) million, €(23) million and €(46) million, in fiscal 2013, 2012 and 2011, respectively. Due to Siemens’ commitment made to EN which forms part of Siemens’ net investment in EN, Siemens recognized the previously unrecognized share of losses as well as the current share of losses in fiscal 2013.

Item Gains (losses) on sales, net, in fiscal 2012, include €79 million gain on the partial sale of interests in Bangalore International Airport Limited.

In fiscal 2013 and 2012, item Impairment includes €(97) million and €(46) million related to an investment of Siemens’ solar business, see Note 4 Acquisitions, dispositions and discontinued operations. In the fourth quarter of fiscal 2011, the investment in Archimede Solar Energy S.r.l., Italy was impaired by €43 million. The main triggering events for the impairment were the reassessment of the long-term market developments and the continuing lack of a reference project. As a consequence the underlying business planning of the investment has been adjusted to reflect the expected lower growth prospects. The Archimede impairment was based on fair value less costs to sell applying a discounted cash flow method, which assumed a discount rate of 9.1% and a terminal value growth rate of 0%.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.     Interest income, interest expenses and other financial income (expenses), net

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Interest income from post-employment benefits	3	8	2
Interest income, other than from post-employment benefits	945	930	843

Interest income	948	939	845

Interest expenses from post-employment benefits	(297)	(310)	(294)
Interest expenses, other than from post-employment benefits	(493)	(450)	(492)

Interest expenses	(789)	(760)	(786)

Income (expenses) from available-for-sale financial assets, net	(80)	103	853
Miscellaneous financial income (expenses), net	(74)	(108)	(208)

Other financial income (expenses), net	(154)	(5)	646

Total amounts of item Interest income and (expense), other than from post-employment benefits, were as follows:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Interest income, other than from post-employment benefits	945	930	843
Interest expenses, other than from post-employment benefits	(493)	(450)	(492)

Interest income (expenses), net, other than from post-employment benefits	452	480	351

Thereof: Interest income (expenses) of operations, net	(3)	9	(25)
Thereof: Other interest income (expenses), net	455	471	376

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

Item Interest income (expense) other than from post-employment benefits includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Total interest income on financial assets	931	918	833
Total interest expenses on financial liabilites(1)	(767)	(796)	(960)

(1)	Relating to hedged positions, herein only interest expenses on hedged items not at fair value through profit and loss is included, whereas item Interest expenses, other than from post-employment benefits also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Dividends received	18	18	12
Gains on sales, net	17	101	881
Impairment	(116)	(17)	(41)
Other	1	1	1

Income (expenses) from available-for-sale financial assets, net	(80)	103	853

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

Item Miscellaneous financial income (expense), net, in fiscal 2013, 2012 and 2011, includes gains (losses) of €95 million, €(238) million and €(114) million, respectively, from the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €80 million, €89 million and €42 million, respectively. Furthermore, gains (losses) related to derivative financial instruments are included.

9.     Income taxes

Income from continuing operations before income tax is attributable to the following geographic regions:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Germany	1,227	2,266	3,631
Foreign	4,615	4,370	5,131

	5,843	6,636	8,763

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Current tax:
German corporation and trade taxes	543	148	301
Foreign income taxes	1,236	1,510	1,255

	1,779	1,658	1,556

Deferred tax:
Germany	233	419	338
Foreign	(382)	(83)	244

	(149)	336	581

Income tax expenses	1,630	1,994	2,137

The current income tax expenses in fiscal 2013, 2012 and 2011 includes adjustments recognized for current tax of prior years in the amount of €92 million, €(117) million and €90 million, respectively. The current tax

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expense is positively impacted by the closing of a mutual agreement procedure regarding transfer prices between Germany and the U.S. in the fourth quarter of fiscal 2013 leading to an increase of German current taxes and an overcompensating decrease of foreign income taxes. In fiscal 2012 the German current tax expense is positively affected by receivables due to several mutual agreement procedures.

The deferred tax expense (benefit) in fiscal 2013, 2012 and 2011 includes tax effects of the origination and reversal of temporary differences of €(297) million, €(150) million and €256 million, respectively. The German deferred tax expense in fiscal 2013 is mainly related to the utilization of tax loss carryforwards.

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

Income tax expense (current and deferred) differs from the amounts computed by applying a combined statutory German income tax rate of 31% as follows:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Expected income tax expenses	1,811	2,058	2,716
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	380	388	370
Tax-free income	(346)	(398)	(871)
Taxes for prior years	50	(59)	(9)
Change in realizability of deferred tax assets and tax credits	23	(17)	24
Change in tax rates	(31)	(39)	(9)
Foreign tax rate differential	(182)	(52)	(61)
Tax effect of investments accounted for using the equity method	(74)	115	(24)
Other, net	(1)	(2)	1

Actual income tax expenses	1,630	1,994	2,137

The tax free income in fiscal 2013 is amongst others attributable to the NSN disposal and in fiscal 2011 Areva NP S.A.S. disposal.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,
	2013	2012
	(in millions of €)
Assets:
Financial assets	54	52
Other intangible assets	190	169
Property, plant and equipment	303	288
Inventories	558	551
Receivables	682	541
Post-employment benefits	2,954	3,238
Provisions	1,685	1,677
Liabilities	2,014	2,513
Tax loss and credit carryforward	918	1,296
Other	282	231

Deferred tax assets	9,640	10,556

Liabilities:
Financial assets	239	236
Other intangible assets	1,582	1,407
Property, plant and equipment	631	782
Inventories	1,700	1,857
Receivables	1,776	2,061
Provisions	601	450
Liabilities	69	156
Other	312	353

Deferred tax liabilities	6,910	7,302

Total deferred tax assets, net	2,730	3,254

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2013, the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2013 and 2012, the Company had in total €3,341 million and €4,721 million, respectively of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets have not been recognized with respect of the following items (gross amounts):

	September 30,
	2013	2012
	(in millions of €)
Deductible temporary differences	150	165
Tax loss carryforward	941	662

	1,091	827

As of September 30, 2013 and 2012, €221 million and €214 million, respectively the major part of the unrecognized tax loss carryforwards expire over the periods to 2018.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen. Among others, the German Tax Audit rejected the deductible treatment of expenses in connection with the buy-back of the convertible bond issued 2003. Accordingly, line item Capital reserve was reduced by €553 million and a tax expense of €53 million was recognized in fiscal 2013. The Company filed an appeal and will rigorously defend the position taken in tax returns. In addition, the Company has applied for several mutual agreement procedures to avoid double taxation.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are actually intended to be repatriated. Apart from this liability, the Company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €19,214 million and €21,270 million, respectively in fiscal 2013 and 2012 because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Continuing operations	1,630	1,994	2,137
Discontinued operations	158	77	(41)
Income and expenses recognized directly in equity	738	(1,194)	184

	2,526	877	2,280

10.     Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2013
			Unrealized
	Cost	Fair value	Gain	Loss
	(in millions of €)
Equity instruments	6	8	2	—
Debt instruments	378	382	3	—
Fund shares	195	211	16	—

	580	601	21	(1)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	September 30, 2012
			Unrealized
	Cost	Fair value	Gain	Loss
	(in millions of €)
Equity instruments	6	8	2	—
Debt instruments	304	308	5	—
Fund shares	196	208	13	(1)

	506	524	19	(1)

Non-current available-for-sale financial assets, which are included in line item Other financial assets are measured at fair value, if reliably measurable. They primarily consist of equity instruments, mainly comprising shares in AtoS and, since July 2013, in OSRAM. As of September 30, 2013 and 2012 non-current available-for-sale financial assets measured at cost amount to €167 million and €293 million, respectively; available-for-sale financial assets measured at fair value amount to €1,394 million and €728 million, respectively. Unrealized gains (losses) in fiscal 2013 and 2012 resulting from non-current available-for-sale financial assets at fair value were €401 million and €215 million, respectively.

11.     Trade and other Receivables

	September 30,
	2013	2012
	(in millions of €)
Trade receivables from the sale of goods and services	12,932	13,310
Receivables from finance leases	1,921	1,910

	14,853	15,220

Changes to the valuation allowance of current and long-term receivables presented in Note 11, 12 and 19, which belong to the class of financial assets measured at (amortized) cost are as follows (excluding receivables from finance leases):

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Valuation allowance as of beginning of fiscal year	1,056	1,005	993
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	205	191	210
Write-offs charged against the allowance	(208)	(108)	(145)
Recoveries of amounts previously written-off	9	7	13
Foreign exchange translation differences	(38)	14	(10)
Reclassifications to line item Assets held for disposal and dispositions of those entities	—	(54)	(56)

Valuation allowance as of fiscal year-end	1,023	1,056	1,005

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2013 and 2012, receivables from finance leases, current amount to €1,921 million and €1,910 million, respectively; the long-term portion amounts to €3,340 million and €3,148 million, respectively. The valuation allowance on current and long-term receivables from finance leases changed as follows:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Valuation allowance as of beginning of fiscal year	134	142	168
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	35	23	34
Write-offs charged against the allowance	(47)	(40)	(65)
Recoveries of amounts previously written-off	5	6	7
Foreign exchange translation differences	(4)	5	(2)
Reclassifications to and from line item Assets held for disposal and dispositions of those entities	—	(2)	—

Valuation allowance as of fiscal year-end	124	134	142

Minimum future lease payments to be received are as follows:

	September 30,
	2013	2012
	(in millions of €)
Within one year	2,318	2,273
After one year but not more than five years	3,406	3,240
More than five years	214	206

	5,938	5,719

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

	September 30,
	2013	2012
	(in millions of €)
Minimum future lease payments	5,938	5,719
Plus: Unguaranteed residual values	97	131

Gross investment in leases	6,034	5,850

Less: Unearned finance income	(649)	(657)
Net investment in leases	5,385	5,193

Less: Allowance for doubtful accounts	(124)	(134)
Less: Present value of unguaranteed residual value	(85)	(117)

Present value of minimum future lease payments receivable	5,176	4,942

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

	September 30,
	2013	2012
	(in millions of €)
Gross investment in leases	6,034	5,850
Within one year	2,345	2,388
One to five years	3,472	3,248
Thereafter	218	214
Present value of minimum future lease payments receivable	5,176	4,942
Within one year	1,946	2,012
One to five years	3,035	2,743
Thereafter	195	187

Investments in finance leases primarily relate to industrial machinery, medical equipment, transportation systems, equipment for information technology and office machines. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

12.     Other current financial assets

	September 30,
	2013	2012
	(in millions of €)
Derivative financial instruments	435	530
Loans receivable	1,646	1,197
Other	1,169	1,174

	3,250	2,901

13.     Inventories

	September 30,
	2013	2012
	(in millions of €)
Raw materials and supplies	2,476	2,629
Work in process	3,502	3,496
Costs and earnings in excess of billings on uncompleted contracts	8,604	8,005
Finished goods and products held for resale	2,311	2,643
Advances to suppliers	707	953

	17,601	17,726
Advance payments received	(2,040)	(2,047)

	15,560	15,679

Cost of sales rendered include inventories recognized as expense amounting to €53,778 million, €53,947 million and €49,151 million, respectively, in fiscal 2013, 2012 and 2011. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/production cost and net realizable value. The respective write-downs, as compared to prior year, increased (decreased) by €39 million, €57 million and €(107) million as of September 30, 2013, 2012 and 2011.

Item Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in line item Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2013, 2012 and 2011 amounted to €83,187 million, €83,533 million and €74,947 million, respectively. Revenue from construction contracts amounted to €31,178 million, €32,530 million and €29,941 million, respectively, for fiscal 2013, 2012 and 2011.

Advance payments received on construction contracts in progress were €8,630 million, €9,295 million and €10,198 million as of September 30, 2013, 2012 and 2011. Retentions in connection with construction contracts were €452 million, €343 million and €297 million in fiscal 2013, 2012 and 2011.

In the fourth quarter of fiscal 2012, Siemens revised project calculations for long-term contracts with customers in Iran in accordance with accounting guidance for construction and service contracts. The resulting adjustments reduced income from continuing operations before income tax expenses by €347 million.

14.     Other current assets

	September 30,
	2013	2012
	(in millions of €)
Miscellaneous tax receivables	735	668
Prepaid expenses	227	262
Other	335	346

	1,297	1,277

15.     Goodwill

	Year ended September 30,
	2013	2012
	(in millions of €)
Cost
Balance at beginning of year	18,517	17,252
Translation differences and other	(697)	599
Acquisitions and purchase accounting adjustments	1,719	913
Dispositions and reclassifications to assets classified as held for disposal	25	(246)

Balance at year-end	19,564	18,517

Accumulated impairment losses and other changes
Balance at beginning of year	1,448	1,546
Translation differences and other	(66)	59
Impairment losses recognized during the period	70	85
Dispositions and reclassifications to assets classified as held for disposal	229	(242)

Balance at year-end	1,681	1,448

Carrying amount
Balance at beginning of year	17,069	15,706
Balance at year-end	17,883	17,069

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount as of 10/01/2012	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 9/30/2013
	(in millions of €)
Sectors
Energy	2,718	(61)	5	(34)	(23)	2,606
Healthcare	8,314	(362)	(3)	—	—	7,950
Industry	4,173	(146)	418	(169)	—	4,276
Infrastructure & Cities	1,742	(65)	1,299	—	(47)	2,930

Total Sectors	16,949	(633)	1,719	(204)	(70)	17,761

Financial Services (SFS)	121	2	—	—	—	122

Siemens	17,069	(632)	1,719	(204)	(70)	17,883

	Carrying amount as of 10/01/2011	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 9/30/2012
	(in millions of €)
Sectors
Energy	2,269	82	422	31	(85)	2,718
Healthcare	7,964	287	63	—	—	8,314
Industry	3,802	121	278	(28)	—	4,173
Infrastructure & Cities	1,558	40	150	(6)	—	1,742

Total Sectors	15,594	530	913	(3)	(85)	16,949

Financial Services (SFS)	112	10	—	(1)	—	121

Siemens	15,706	539	913	(4)	(85)	17,069

Siemens performs the mandatory annual impairment test in the three months ended September 30. Except as disclosed above, the recoverable amounts for the annual impairment test 2013 for Divisions or equivalents were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions’ or equivalents’ carrying amount include terminal value growth rates up to 2.3% in fiscal 2013 and 2.7% in fiscal 2012, respectively and after-tax discount rates of 6.0% to 10.8% in fiscal 2013 and 7.0% to 9.5% in fiscal 2012. Where possible, reference to market prices is made.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equivalents (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes for the Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2013
	Goodwill	Terminal value growth rate	After-tax discount rate
	(in millions of €)
Diagnostics of the Healthcare Sector	4,758	2.3%	6.0%
Industry Automation of the Industry Sector	2,986	1.7%	8.5%
Imaging&Therapy Systems of the Healthcare Sector	2,483	2.2%	7.5%

	Year ended September 30, 2012
	Goodwill	Terminal value growth rate	After-tax discount rate
	(in millions of €)
Diagnostics of the Healthcare Sector	4,981	2.3%	7.0%
Industry Automation of the Industry Sector	2,897	1.8%	8.5%
Imaging&Therapy Systems of the Healthcare Sector	2,596	2.7%	7.0%

In the context of the ongoing disposal process, an impairment test was performed for the logistics and airport solutions business within the Mobility & Logistics Division of the Infrastructure & Cities Sector as of September 30, 2013. As a result, an impairment loss of €46 million was recognized.

In fiscal 2012 the entire remaining goodwill of the solar business amounting to €85 million was impaired upon classification as held for disposal and discontinued operations based on the measurement at its fair value less costs to sell. Due to the reclassification of the solar business to continuing operations in fiscal 2013, the amount of €85 million is now disclosed as impairment in continuing operations for fiscal 2012.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.      Other intangible assets

	Gross carrying amount as of 10/01/2012	Translation differences	Additions through business combinations	Additions	Retirements(1)	Gross carrying amount as of 9/30/2013	Accumulated amortization and impairment	Carrying amount as of 9/30/2013	Amortization and impairment in fiscal 2013(2)
	(in millions of €)
Software and other internally generated intangible assets	3,270	(78)	2	265	(114)	3,346	(2,104)	1,241	(268)
Patents, licenses and similar rights	7,154	(253)	1,363	65	(259)	8,070	(4,254)	3,816	(659)

Other intangible assets	10,424	(332)	1,365	330	(372)	11,415	(6,358)	5,057	(927)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expenses of €53 million in fiscal 2013, thereof €25 million at Infrastructure & Cities, €19 million at Energy, €8 million at Industry and €2 million at Healthcare.

	Gross carrying amount as of 10/01/2011	Translation differences	Additions through business combinations	Additions	Retirements(1)	Gross carrying amount as of 9/30/2012	Accumulated amortization and impairment	Carrying amount as of 9/30/2012	Amortization and impairment in fiscal 2012(2)
	(in millions of €)
Software and other internally generated intangible assets	2,955	68	36	334	(122)	3,270	(2,001)	1,269	(291)
Patents, licenses and similar rights	6,665	198	463	94	(266)	7,154	(3,828)	3,326	(576)

Other intangible assets	9,620	266	499	427	(387)	10,424	(5,829)	4,595	(867)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expenses of €44 million in fiscal 2012, therein €43 million at Healthcare.

Amortization and impairment on intangible assets is contained in line items Cost of sales, Research and development expenses or, Selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2013 and 2012, contractual commitments for purchases of other intangible assets amount to €14 million and €15 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.     Property, plant and equipment

	Gross carrying amount as of 10/01/2012	Translation differences	Additions through business combinations	Additions	Reclassi- fications	Retirements(1)	Gross carrying amount as of 9/30/2013		Accumulated depreciation and impairment	Carrying amount as of 9/30/2013	Depreciation and impairment in fiscal 2013(2)
	(in millions of €)
Land and buildings	8,285	(189)	68	187	150	(824)	7,677		(3,651)	4,027	(292)
Technical machinery and equipment	7,076	(177)	30	269	284	(463)	7,020		(4,594)	2,426	(517)
Furniture and office equipment	5,664	(149)	27	681	131	(614)	5,740		(4,352)	1,387	(715)
Equipment leased to others	3,372	(117)	—	377	(7)	(689)	2,936		(1,662)	1,274	(362)
Advances to suppliers and construction in progress	859	(26)	5	465	(559)	(33)	710	(3)	(9)	701	(6)

Property, plant and equipment	25,255	(658)	129	1,979	—	(2,623)	24,083		(14,268)	9,815	(1,892)

(1)	Includes Property, plant and equipment reclassified to/from Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expenses of €141 million in fiscal 2013, thereof €55 million at SRE, €34 million at Industry, €31 million at Energy, €10 million at Infrastructure & Cities, €8 million at SFS and €2 million at Healthcare.

(3)	Includes €594 million expenditures for property, plant and equipment under construction.

	Gross carrying amount as of 10/01/2011	Translation differences	Additions through business combinations	Additions	Reclassi- fications	Retirements(1)	Gross carrying amount as of 9/30/2012		Accumulated depreciation and impairment	Carrying amount as of 9/30/2012	Depreciation and impairment in fiscal 2012(2)
	(in millions of €)
Land and buildings	8,110	154	53	280	175	(487)	8,285		(3,946)	4,339	(339)
Technical machinery and equipment	6,589	125	35	306	305	(284)	7,076		(4,474)	2,602	(460)
Furniture and office equipment	5,207	91	53	639	206	(532)	5,664		(4,291)	1,373	(648)
Equipment leased to others	3,301	108	—	375	2	(414)	3,372		(1,770)	1,602	(408)
Advances to suppliers and construction in progress	937	28	1	596	(689)	(15)	859	(3)	(11)	848	(10)

Property, plant and equipment	24,144	506	143	2,195	—	(1,732)	25,255		(14,492)	10,763	(1,865)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expense of €140 million in fiscal 2012, of which €56 million relate to SRE, €38 million relate to Energy and €32 million relate to SFS.

(3)	Includes €741 million expenditures for property, plant and equipment under construction.

Depreciation and impairment is included in line items Cost of sales, Research and development expenses or Selling and general administrative expenses, depending on the use of the asset. As of September 30, 2013 and 2012, contractual commitments for purchases of property, plant and equipment amount to €503 million and €395 million, respectively.

In fiscal 2013, 2012 and 2011, government grants awarded for the purchase or the production of property, plant and equipment amounted to €9 million, €13 million and €14 million, respectively. The award of further government grants of €62 million, €77 million and €50 million in fiscal 2013, 2012 and 2011, respectively, related to costs incurred and future costs.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2013 and 2012, minimum future lease payments receivable from lessees under operating leases are as follows:

	September 30,
	2013	2012
	(in millions of €)
Within one year	321	384
After one year but not more than five years	578	754
More than five years	137	196

	1,035	1,334

Payments from lessees under operating leases primarily relate to buildings, medical equipment and transportation systems. Total contingent rent recognized in income in fiscal 2013, 2012 and 2011 amounts to €214 million, €205 million and €182 million.

Investment property

The carrying amount of investment property amounts to €116 million and €121 million compared to a fair value of €258 million and €232 million as of September 30, 2013 and 2012, respectively.

18.     Investments accounted for using the equity method

As of September 30, 2013, Siemens’ principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership
	September 30, 2013	September 30, 2012

BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH(1)	50%	50%
Enterprise Networks Holdings B.V.	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.(2)	—	50%
P.T. Jawa Power(3)	50%	50%
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	40%
Voith Hydro Holding GmbH & Co. KG	35%	35%

(1)	The exact percentage equals 50.05%; it is not controlled by Siemens due to significant participating rights of the two other shareholders.

(2)	The investment was disposed of in the fourth quarter of fiscal 2013. Until the disposal, the exact percentage of voting rights was equal to 50% less 2,500 voting rights. Due to its classification as held for disposal as of June 30, 2013, the summarized revenue and net income (loss) include NSN for nine months in fiscal 2013.

(3)	The investment is no jointly controlled entity.

Siemens’ interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, applying BSH’s twelve month periods ended June 30. The following information reflect BSH’s most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,
	2012	2011	2010
	(in millions of €)
Revenue	9,800	9,654	9,073
Net income	465	374	467

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2012	2011
	(in millions of €)
Current assets	4,650	4,576
Non-current assets	3,215	2,859
Current liabilities	2,876	3,109
Non-current liabilities	2,410	1,917

Summarized financial information for principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Revenue	16,002	20,178	20,359
Net income (loss)	92	(1,272)	(432)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,
	2013	2012
	(in millions of €)
Total assets	6,825	17,702
Total liabilities	4,676	12,949

The unrecognized share of losses in associates amounted to €10 million and €22 million as of September 30, 2013 and 2012.

19.     Other financial assets

	September 30,
	2013	2012
	(in millions of €)
Loans receivable	6,805	6,085
Receivables from finance leases, see Note 11 Trade and other receivables	3,340	3,148
Derivative financial instruments	1,894	2,798
Available-for-sale financial assets	1,560	1,021
Other	1,518	1,614

	15,117	14,666

Item Loans receivable primarily relate to long-term loan transactions of SFS.

20.     Other current financial liabilities

	September 30,
	2013	2012
	(in millions of €)
Derivative financial instruments, see Notes 30 and 31	350	462
Accrued interest expenses	221	237
Other	944	761

	1,515	1,460

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.     Other current liabilities

	September 30,
	2013	2012
	(in millions of €)
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	10,559	11,877
Payroll obligations and social security taxes	1,561	1,627
Other employee related costs	2,103	1,988
Deferred income	1,035	1,123
Accruals for outstanding invoices	1,067	904
Bonus obligations	1,683	1,264
Miscellaneous tax liabilities	669	650
Deferred reservation fees received	101	21
Other	923	848

	19,701	20,302

Item Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to termination benefits.

22.     Debt

	September 30,
	2013	2012
	(in millions of €)
Short-term
Notes and bonds	1,431	2,018
Loans from banks	412	1,505
Other financial indebtedness	82	270
Obligations under finance leases	20	33

Short-term debt and current maturities of long-term debt	1,944	3,826

Long-term
Notes and bonds (maturing until 2066)	17,060	16,194
Loans from banks (maturing until 2023)	1,233	449
Other financial indebtedness (maturing until 2027)	106	110
Obligations under finance leases	110	128

Long-term debt	18,509	16,880

	20,453	20,707

Interest rates in this Note are per annum. In fiscal 2013 and 2012, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.7% (2012: 2.3%), 3.1% (2012: 2.1%) and 4.1% (2012: 4.6%), respectively.

1.    Commercial paper program

Siemens has a US$ 9.0 billion (€6.7 billion as of September 30, 2013) multi-currency commercial paper program in place including US$ extendible notes capabilities. As of September 30, 2013 and 2012 no commercial papers were outstanding. Siemens’ commercial papers have a maturity of generally less than 90 days. Interest rates ranged from 0.01% to 0.37% in fiscal 2013 and from (0.03)% to 0.70% in fiscal 2012.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Notes and bonds

	September 30, 2013			September 30, 2012
	Currency notional amount		Carrying amount in millions of €(1)	Currency notional amount		Carrying amount in millions of €(1)
	(in millions)			(in millions)
interest/issued/maturity
5.625%/2006/March 2016/US$ fixed-rate instruments	US$	500	412	US$	500	450
5.375%/2008/June 2014/EUR fixed-rate instruments		€1,000	1,031		€1,000	1,071
5.625%/2008/June 2018/EUR fixed-rate instruments		€1,600	1,844		€1,600	1,912
4.125%/2009/February 2013/EUR fixed-rate instruments(2)	—	—	—		€2,000	2,018
5.125%/2009/February 2017/EUR fixed-rate instruments		€2,000	2,136		€2,000	2,168
US$ 3m LIBOR+1.4%/2012/February 2019/US$ floating-rate instruments	US$	400	296	US$	400	309
0.375%/2012/September 2014/EUR fixed-rate instruments		€400	400		€400	400
1.5%/2012/March 2020/EUR fixed-rate instruments		€1,000	994		€1,000	994
2.75%/2012/September 2025/GBP fixed-rate instruments		£350	416		£350	436
3.75%/2012/September 2042/GBP fixed-rate instruments		£650	760		£650	791
1.75%/2013/March 2021/EUR fixed-rate instruments		€1,250	1,242	—	—	—
2.875%/2013/March 2028/EUR fixed-rate instruments		€1,000	995	—	—	—
1.5%/2013/March 2018/US$ fixed-rate instruments	US$	500	368	—	—	—
3.5%/2013/March 2028/US$ fixed-rate instruments	US$	100	72	—	—	—
2013/June 2020/US$ floating-rate instruments	US$	400	295	—	—	—

Total Debt Issuance Program			11,262			10,549

5.75%/2006/October 2016/US$ fixed-rate instruments	US$	1,750	1,389	US$	1,750	1,483
6.125%/2006/August 2026/US$ fixed-rate instruments	US$	1,750	1,759	US$	1,750	1,908

Total US$ Medium Notes			3,147			3,391

5.25%/2006/September 2066/EUR fixed-rate instruments		€900	976		€900	1,004
6.125%/2006/September 2066/GBP fixed-rate instruments		£750	986		£750	1,075

Total Hybrid Capital Bond			1,962			2,079

1.05%/2012/August 2017 US$ fixed-rate instruments	US$	1,500	1,068	US$	1,500	1,104
1.65%/2012/August 2019 US$ fixed-rate instruments	US$	1,500	1,052	US$	1,500	1,089

Total Bond with Warrant Units			2,120			2,193

			18,491			18,212

(1)	Includes adjustments for fair value hedge accounting.

(2)	Redeemed at face value at maturity in fiscal 2013.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt Issuance Program

The Company has a program for the issuance of debt instruments under which it may issue instruments up to €15.0 billion as of September 30, 2013 and 2012, respectively. As of September 30, 2013 and 2012 €10.9 billion and €9.9 billion in notional amounts were issued and are outstanding.

Siemens redeemed at face value €2.0 billion in 4.125% fixed-rate instruments in February 2013. In fiscal 2013, Siemens issued €2.25 billion and US$500 million in fixed-rate instruments in three tranches, comprising: €1.25 billion, 1.75% instruments due March 12, 2021, €1.0 billion, 2.875% instruments due March 10, 2028 and US$500 million (€370 million as of September 30, 2013), 1.5% instruments due March 12, 2018. Furthermore, Siemens issued two privately placed instruments of US$100 million (€74 million as of September 30, 2013) in 3.5% fixed-rate instruments due March 20, 2028 and US$400 million (€296 million as of September 30, 2013) in floating-rate instruments due June 5, 2020.

In fiscal 2012, Siemens issued €1.4 billion and £1.0 billion (€1.2 billion as of September 30, 2013) in fixed-rate instruments in four tranches as well as US$400 million (€296 million as of September 30, 2013) privately placed in floating-rate instruments.

Hybrid Bond

In September 2006, the Company issued a subordinated hybrid bond in a EUR tranche of €900 million and a GBP tranche of £750 million (€897 million as of September 30, 2013), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The instruments bear fixed-rate interests until September 14, 2016; thereafter, floating-rate interest is applied according to the conditions of the bond.

Bond with Warrant Units

In fiscal 2012, Siemens issued US$ fixed-rate bonds with warrant units in an aggregate principal amount of US$3 billion in two tranches, comprising: (1) US$1.5 billion (€1.1 billion as of September 30, 2013) in 1.05% instruments maturing on August 16, 2017 and (2) US$1.5 billion (€1.1 billion as of September 30, 2013) in 1.65% instruments maturing on August 16, 2019. Each of the US$1.5 billion instruments were issued with 6,000 detachable warrants. The warrants’ exercise price was fixed in Euro. The warrants were classified as equity instruments with a fair value of €126 million at issuance presented in the capital reserve in line item Other changes in equity. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period which matures on August 1, 2017 and August 1, 2019 for instruments (1) and instruments (2), respectively. After the spin-off of OSRAM in fiscal 2013, the warrants entitle the holders to obtain OSRAM shares in addition to Siemens shares. Accordingly, the warrants no longer qualify as equity instruments since the approval of the spin-off in January 2013 and the warrants’ fair value of €163 million was reclassified from line item Capital reserve to non-current other financial liability. The warrants result in option rights relating to a total of 21.7 million Siemens AG shares.

3.    Assignable and term loans

The Company has assignable loans. The loans were issued in four tranches, totaled €333 million and €447 million in notional amount as of September 30, 2013 and 2012 (carrying amount €356 million and €486 million as of September 30, 2013 and 2012) and are for general corporate purposes. They consist of two fixed-rate tranches: €113.5 million 5.283% notes due and redeemed at face value in June 2013 and €333 million 5.435% notes due on June 12, 2015. The floating-rate tranches of €370 million bearing interest of 0.55% above six months EURIBOR due June 12, 2013 and €283.5 million bearing interest of 0.70% above six months EURIBOR due June 12, 2015 were called in August 2011 and were redeemed in December 2011 at their face value.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, in fiscal 2013, the Company signed two bilateral US$500 million term loan facilities (in aggregate €740 million as of September 30, 2013). The facilities have a term of five years expiring March 28, 2018 with two one-year extension options, were fully drawn in fiscal 2013 and bear interest of 0.79% above three months LIBOR.

4.    Credit facilities

The credit facilities at September 30, 2013 and 2012 consisted of €6.7 billion and €7.5 billion, respectively, in committed lines of credit. As of September 30, 2013, those include: (1) a €4.0 billion undrawn syndicated multi-currency revolving credit facility, entered into in fiscal 2012; in fiscal 2013, its maturity has been extended by one year to April 4, 2018 with a remaining one-year extension option; (2) a US$ 3.0 billion (€2.2 billion as of September 30, 2013) undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a five year tenor and two one-year extension options, which was signed in September 2013. It replaces the previous US$4.0 billion syndicated multi-currency credit facility which expired August 21, 2013. The US$4.0 billion facility comprised a US$1.0 billion floating-rate term loan bearing interest of 0.15% above three months LIBOR which was drawn in January 2007 and redeemed at face value at maturity as well as a US$3.0 billion revolving tranche undrawn; (3) a €450 million revolving credit facility provided by a domestic bank expiring September 30, 2014.

As of September 30, 2013 and 2012, €6.7 billion and €6.8 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2013 and 2012 amount to €6 million and €4 million, respectively. The facilities are for general business purposes.

As of September 30, 2013 and 2012, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September 30,
	2013	2012
	(in millions of €)
Within one year	1,924	3,793
After one year but not more than five years	10,423	9,214
More than five years	7,976	7,539

	20,323	20,546

Other financial indebtedness

Item Other financial indebtedness includes €111 million and €153 million as of September 30, 2013 and 2012, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Statements of Financial Position and no sale and profit has been recognized.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations under finance leases

	September 30, 2013			September 30, 2012
Due	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
	(in millions of €)
Within one year	32	12	20	47	14	33
After one year but not more than five years	94	9	86	62	11	51
More than five years	78	53	25	132	55	76

Total	204	74	130	241	80	161
Less: Current portion			(20)			(33)

			110			128

23.    Post-employment benefits

Post-employment benefits provided by Siemens are organized through defined benefit plans as well as defined contribution plans which cover almost all of the Company’s domestic employees and the majority of the Company’s foreign employees. Post-employment defined benefit plans include pension benefits and other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada.

Defined benefit plans

Siemens regularly reviews the design of its post-employment defined benefit plans. In order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases, the Company implemented new defined benefit plans in some of Siemens’ major countries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new defined benefit plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. The Company’s major defined benefit plans are funded with assets in segregated entities. The defined benefit plans cover 501,000 participants, including 215,000 active employees, 87,000 former employees with vested benefits and 199,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. The characteristics of the defined benefit plans and the risks associated with them vary depending on legal, fiscal and economic requirements in each country. For the major defined benefit plans of Siemens the characteristics and risks are as follows:

Germany:

In Germany, Siemens AG provides pension benefits through the cash-balance plan BSAV (Beitragsorientierte Siemens Altersversorgung), frozen legacy plans and deferred compensation plans. The majority of Siemens’ active employees in Germany participate in the BSAV introduced in fiscal 2004, which is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via a contractual trust arrangement (CTA), the BSAV Trust. Individual benefits under the frozen legacy plans are based on eligible compensation levels or ranking within the Company hierarchy and

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years of service. In connection with the implementation of the BSAV, benefits provided under the frozen legacy plans funded via a CTA, the Siemens Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accretion of benefits under the majority of these plans. However, these frozen plans still expose the Company to actuarial risks such as investment risk, interest rate risk and longevity risk. Furthermore, deferred compensation plans are offered which are also funded via a CTA. In Germany no legal or regulatory minimum funding requirements apply. The Trusts, which are legally separate from the Company, manage their plan assets as trustees, in accordance with the respective trust agreements with the Company.

U.S.:

Siemens Corporation in the U.S. sponsors one major defined benefit plan, the Siemens Pension Plan, which is frozen to new entrants and accretion of new benefits (with the exception of one small group of union employees). Employees of Siemens U.S. companies hired prior to April 1st, 2006 participate in the Siemens Pension Plan. Most of the defined benefit plan participants’ benefits are calculated using a cash balance formula; although a small group of participants are eligible for a benefit based on a final average pay formula. This frozen defined benefit plan exposes the Company to actuarial risks such as investment risk, interest rate risk, longevity risk and salary increase risk.

The defined benefit plan assets are held in a Master Trust. Siemens Corporation, as the sponsoring employer, has delegated investment oversight of the plans’ assets to the Investment Committee. The Investment Committee members have a fiduciary duty to act solely in the best interests of the beneficiaries according to the trust agreement and U.S. law. The Committee has established an Investment Policy Statement which articulates the goals and objectives of the plans’ investment management, including diversifying the assets of the Master Trust with the intention of appropriately addressing concentration risks. The trustee of the Master Trust acts only by direction of the Investment Committee. It is responsible for the safekeeping of the trust, but generally has no decision making authority over the plan assets. The legal and regulatory framework for the plans is based on the applicable U.S. legislation Employee Retirement Income Security Act (ERISA). Based on this legislation a funding valuation is prepared annually. There is a regulatory requirement to maintain a minimum funding level of 80% in the defined benefit plans in order to avoid benefit restrictions.

U.K.:

Siemens plc in the U.K. sponsors a frozen defined benefit plan and a defined contribution plan for all new employees and for the active service of those members who have participated in the frozen defined benefit plan. There are several smaller defined benefit plans which result from previous acquisitions, those plans are in the process of being merged or de-risked. The goal is to have only one legacy plan for closed or frozen defined benefits. For most of the defined benefit plan members an inflation increase of the accrued benefits until the start of retirement is mandatory. Furthermore, the plans expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary increase risk. The funding environment is determined by the Pension Regulator and the applicable social and labor laws. The defined benefit plans are governed by a benefit trust whose decision making body is a Board of Trustees who have a fiduciary duty to act in the best interests of the beneficiaries according to the trust agreement and law. The required funding is determined by a funding valuation carried out every third year based on legal requirements, which measures the liabilities on a government bond basis rather than under a high quality corporate bond basis as under IAS 19R, thus the technical funding deficit is usually larger. The funding valuation assumptions are being negotiated between the Company and the Trustees. The latest funding valuation in the U.K. in calendar year 2011 resulted in a technical underfunding of GBP 939 (€1,123) million, based on the assumptions at that date. As a result, in fiscal 2013, Siemens entered into an agreement with the trustees to provide an annual payment of GBP 31 (€37) million for

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the next 20 years, beginning in fiscal 2014. In addition to these payments the Company is obliged to pay GBP 15 (€18) million until the next funding valuation, when the funding requirements will be updated based on new assumptions. This valuation will take place approximately at the end of calendar year 2015.

Switzerland:

According to the Swiss law “Berufliches Vorsorgegesetz” (BVG) each employer has to grant post-employment benefits for qualifying employees. Siemens Switzerland sponsors funded defined benefit plans for its qualifying employees. These plans are administered by foundations that are legally separated from the entity and are subject to the BVG. For the main pension fund, which represents 95% of the defined benefit obligation in Switzerland, the board of the pension fund is composed of an equal number of representatives from both employer and employees. For the other pension funds the employer has the majority of the seats in the foundation board. The board of the pension funds is required by law and by the regulations of the funds to act in the interest of the fund and of all stakeholders in the schemes, i.e. active employees and retirees. The board of the pension fund is responsible for the investment policy with regard to the assets of the fund, changes of the plan rules and it determines the necessary contributions to finance the benefits. The plan is a cash balance plan and the Company is required to make contributions at least as high as the pre-determined employee contributions set out in the plan rules. The plans expose the Company to actuarial risks such as investment risk, interest rate risk, longevity risk and salary increase risk. Employer and plan participants’ contributions are determined by the respective foundation boards. About 40% of the necessary contributions are financed by the employees. In the case of a shortfall, the employer and plan participants’ contribution might be increased according to decisions of the relevant foundation board. Strategies of the foundation boards to make up for potential shortfalls are subject to approval by the regulator.

The amounts included in the Company’s Consolidated Financial Statements arising from its post-employment defined benefit plans are as follows:

	Defined benefit obligation (DBO) September 30,		Fair value of plan assets September 30,		Effects in connection with asset ceiling September 30,		Net defined benefit balance September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
	(in millions of €)
Germany	20,367	20,339	14,017	13,956	—	—	(6,350)	(6,383)
U.S.	3,769	4,324	2,575	2,819	—	—	(1,194)	(1,505)
U.K.	4,455	4,006	4,022	3,758	(65)	(104)	(498)	(352)
CH	2,828	2,985	2,489	2,437	(49)	(47)	(388)	(594)
Other	1,753	1,996	975	1,086	(32)	(19)	(810)	(930)

Total	33,173	33,650	24,078	24,057	(146)	(170)	(9,241)	(9,764)

The net defined benefit balance of €9,241 million and €9,764 million as of September 30, 2013 and 2012 comprises €9,265 million and €9,801 million net defined benefit liability and €24 million and €38 million net defined benefit asset, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined benefit costs are as follows:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Current service cost	510	437	459
Past service (benefit) cost	(9)	(124)	25
Settlement (gains) losses	(7)	(38)	(18)
Net interest expenses	297	310	295
Net interest income	(3)	(8)	(2)
Liability administration expenses	16	26	27

Components of defined benefit costs recognized in the Consolidated Statements of Income	803	604	786

Return on plan assets (excluding amounts included in net interest expenses and net interest income)	(504)	(2,308)	1,066
Actuarial (gains) and losses	(50)	5,048	(1,587)
Effect from asset ceiling	(23)	(5)	12

Remeasurements of defined benefit plans recognized in the Consolidated Statements of Comprehensive Income	(577)	2,734	(510)

Defined benefit costs	226	3,338	276

A reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30,
	2013	2012
	(in millions of €)
Defined benefit obligation of pension benefit plans	32,594	32,965
Defined benefit obligation of other post-employment benefit plans	579	685

Total defined benefit obligation	33,173	33,650

Fair value of plan assets of pension benefit plans	24,073	24,052
Fair value of plan assets of other post-employment benefit plans	5	5

Total fair value of plan assets	24,078	24,057

Funded status of pension benefit plans	(8,520)	(8,914)
Funded status of other post-employment benefit plans	(575)	(680)

Total funded status (excluding effects in connection with asset ceiling)	(9,095)	(9,593)

The Company’s defined benefit plans are explicitly explained in the subsequent sections with regard to:

•	Reconciliation of defined benefit obligations and plan assets,

•	Actuarial assumptions,

•	Sensitivity analysis,

•	Asset-liability matching strategies,

•	Disaggregation of plan assets, and

•	Future cash flows.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation for defined benefit obligations and plan assets

A detailed reconciliation for the changes in the DBO for fiscal 2013 and 2012 is provided in the following table:

	Year ended September 30,
	2013	2012
	(in millions of €)
Change in defined benefit obligations:
Defined benefit obligation at beginning of year	33,650	27,849
Current service cost	510	437
Past service (benefit) cost	(9)	(124)
Settlement (gains) losses	(7)	(38)
Interest expenses	1,036	1,247
Remeasurements:
Actuarial (gains) losses from changes in demographic assumptions	43	208
Actuarial (gains) losses from changes in financial assumptions	(249)	4,680
Experience (gains) losses	156	159
Plan participants’ contributions	105	118
Benefits paid	(1,622)	(1,585)
Settlement payments	(67)	(17)
Business combinations, disposals and other	135	207
Foreign currency translation effects	(508)	508

Defined benefit obligation at end of year	33,173	33,650

The total defined benefit obligation at the end of fiscal 2013 includes €10,767 million for active employees, €4,645 million for former employees with vested benefits and €17,761 million for retirees and surviving dependents.

A detailed reconciliation of the changes in the fair value of plan assets for fiscal 2013 and 2012 is provided in the following table:

	Year ended September 30,
	2013	2012
	(in millions of €)
Change in plan assets:
Fair value of plan assets at beginning of year	24,057	20,969
Interest income	750	952
Remeasurements:
Return on plan assets excluding amounts included in net interest income and net interest expenses	504	2,308
Employer contributions	536	586
Plan participants’ contributions	105	118
Benefits paid	(1,480)	(1,470)
Settlement payments	(67)	(19)
Business combinations, disposals and other	87	189
Liability administration costs	(16)	(26)
Foreign currency translation effects	(398)	448

Fair value of plan assets at end of year	24,078	24,057

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actuarial assumptions

Assumed discount rates, compensation increase rates, pension progression rates and mortality rates used in calculating the DBO vary according to the economic and other conditions of the country in which the retirement plans are situated.

The weighted-average discount rate as well as the mortality tables used for the actuarial valuation of the DBO at period-end were as follows:

	Year ended September 30,
	2013	2012	2011
Discount rate	3.4%	3.2%	4.5%
Germany	3.1%	3.1%	4.7%
U.S.	3.7%	2.9%	4.1%
U.K.	4.5%	4.4%	5.7%
CH	2.1%	1.7%	2.5%

Mortality tables (most significant countries):
Germany	Heubeck Richttafeln 2005G

U.S.	RP2000 Combined Healthy Fully Generational Mortality Table

U.K.	S1PxA (Standard mortality tables for Self Administered Pension Schemes (SAPS) with allowance for future mortality improvements)

CH	BVG 2010 G

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows in fiscal 2013, 2012 and 2011: U.S.: 3.13%, 3.69% and 3.50%, U.K.: 4.80%, 4.10% and 5.00%, Switzerland: 1.50%, 1.50% and 1.50%. The rates of pension progression for countries with significant effects with regard to this assumption were as follows in fiscal 2013, 2012 and 2011: Germany: 1.69%, 1.67% and 1.75%, U.K.: 3.2%, 2.6% and 3.1%.

The DBO is also affected by assumed future inflation rates. The effect of inflation is recognized within the assumptions above where applicable.

Sensitivity analysis

A one-half-percentage-point change of the established assumptions mentioned before, used for the calculation of the DBO as of September 30, 2013, would result in the following increase (decrease) of the DBO:

	Effect on DBO as of September 2013 due to a
	one-half percentage-point increase	one-half percentage-point decrease
	(in millions of €)
Discount rate	(1,919)	2,159
Rate of compensation increase	136	(105)
Rate of pension progression	1,492	(1,339)

The reduction of the mortality rates by 10% results in an increase of life expectancy depending on the individual age of each beneficiary. That means for example, that the life expectancy of a male Siemens employee

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

age 55 years as of September 30, 2013 increases by approximately one year. In order to determine the longevity sensitivity the mortality rates were reduced by 10% for all beneficiaries. The effect on DBO as of September 30, 2013 due to a 10% reduction in mortality rates would result in an increase of €985 million.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method) has been applied as when calculating the post-employment benefit obligation recognized in the Consolidated Statement of Financial Position. Increases and decreases in the discount rate, rate of compensation increase, rate of pension progression and mortality rates which are used in determining the DBO do not have a symmetrical effect on the DBO primarily due to the compound interest effect created when determining the net present value of the future benefit. If more than one of the assumptions are changed simultaneously, the combined impact due to the changes would not necessarily be the same as the sum of the individual effects due to the changes. Furthermore, the sensitivities reflect a change in the DBO only for a change in the assumptions in this specific magnitude, i.e. 0.5%. If the assumptions change at a different level, the effect on the DBO is not necessarily in a linear relation.

Asset Liability Matching Strategies

Siemens’ funding policy for its funded defined benefit plans is part of the overall commitment to sound financial management, which also includes an ongoing analysis of the structure of Siemens’ defined benefit liabilities. To balance return and risk, Siemens has developed a benefit risk management concept. The Company has identified as a major risk a decline in the plans’ funded status as a result of the adverse development of plan assets and/or defined benefit obligations. Siemens monitors its investments and its defined benefit obligations in order to measure such risk. The risk quantifies the expected maximum decline in the principle plans’ funded status for a given confidence level over a given time horizon. A risk limit on the Group level forms the basis for the determination of the Company’s investment strategy, i.e. the strategic asset class allocation of principle plan assets and the degree of interest rate risk hedging. Both the risk limit and investment strategy are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on plan assets and benefit liabilities. The Company selects asset managers based on quantitative and qualitative analysis and subsequently constantly monitors their performance and risk, both on a stand-alone basis, and in the broader portfolio context. Siemens reviews the asset allocation of each plan in light of the duration of the related benefit liabilities and analyzes trends and events that may affect asset values in order to inform about appropriate measures at a very early stage.

Derivatives are used for risk reducing purposes to either reduce the fluctuations in the value of plan assets or reduce funded status volatility as part of an integrated risk management approach for assets and liabilities. Main risks mitigated are interest rate, credit, equity, currency and inflation risk. All over-the-counter derivatives are collateralized on a daily basis to eliminate counterparty risk. In addition, derivatives are permitted for investment managers to use as substitutes for traditional securities where appropriate to manage exposure to foreign exchange and interest rate risks.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disaggregation of plan assets

The asset allocation of the plan assets of the benefit plans is as follows:

	Fair value as of September 30,
Asset class	2013	2012
	(in millions of €)
Equity securities	6,604	5,876
U.S. equities	1,416	1,660
European equities	2,214	1,636
Emerging markets	1,457	1,394
Global equities	1,517	1,187

Fixed income securities	12,768	13,759
Government bonds	3,003	3,336
Corporate bonds	9,765	10,423

Alternative investments	2,961	2,309
Hedge Funds	978	295
Private Equity	497	466
Real estate	1,487	1,548

Derivatives	175	1,255
Interest risk	263	1,562
Foreign currency risk	53	29
Credit/Inflation/Price risks	(141)	(335)

Cash and cash equivalents	1,148	434

Other assets	422	423

Total	24,078	24,057

Virtually all equity and fixed income securities have quoted prices in active markets and almost all fixed income securities are investment grade. In addition, the asset class Other assets includes assets with quoted prices in active markets in the amount of €78 million and €169 million as of September 30, 2013 and 2012.

As of September 30, 2013, the major part of cash and cash equivalents is marked as cash in transition into corporate bond mandates.

The plan assets include own transferable financial instruments of the Company with a fair value of €89 million and €74 million as of September 30, 2013 and 2012.

Future cash flows

Employer contributions expected to be paid to the post-employment defined benefit plans in fiscal 2014 are €631 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected benefit payments

September 30, 2013
(in millions of €)
2014	1,647
2015	1,613
2016	1,624
2017	1,668
2018	1,713
2019-2023	8,958

The weighted average duration of the DBO for Siemens defined benefit plans was 13 years as of September 30, 2013.

Multi-employer defined benefit plans

Multi-employer plans mainly exist in the Netherlands and in the U.S. These plans are industry specific plans based on local laws, which are accounted for as defined contribution plans as Siemens has no right to obtain the necessary data for defined benefit plan accounting. These plans may expose the Company to investment and actuarial risk in case of a deficit.

In the Netherlands the Company is not liable for other entities’ obligations under the terms and conditions of the multi-employer plan.

In the U.S. the Company may be liable for other entities’ obligations in case of failure of other participating employers to make required contributions. In case of withdrawal from a plan the Company may be subject to a liability for the potential future statutory underfunding for its share in the plan. The Company has only a minor share in these plans compared to other participating entities and has no intention to withdraw from one of these plans.

Siemens is not aware of any probable significant risk due to multi-employer defined benefit plans accounted for as defined contribution plans.

Siemens expects contributions to multi-employer defined benefit plans accounted for as defined contribution plans for the next fiscal year of €31 million.

Defined contribution plans and state plans

The amount recognized as expense for defined contribution plans amounts to €594 million, €545 million and €437 million in fiscal 2013, 2012 and 2011, respectively. Contributions to state plans amount to €1,354 million, €1,584 million and €1,528 million in fiscal 2013, 2012 and 2011, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.   Provisions

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
	(in millions of €)
Balance as of October 1, 2012	3,405	2,038	1,282	1,933	8,658
Additions	1,544	834	—	769	3,147
Usage	(828)	(603)	(8)	(304)	(1,742)
Reversals	(683)	(294)	(27)	(426)	(1,430)
Translation differences	(66)	(53)	(4)	(37)	(160)
Accretion expenses and effect of changes in discount rates	—	2	(106)	—	(104)
Other changes	(21)	4	1	40	23

Balance as of September 30, 2013	3,350	1,929	1,138	1,976	8,392

Thereof non-current	1,200	686	1,113	908	3,907

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
	(in millions of €)
Balance as of October 1, 2011	3,506	2,017	1,130	2,169	8,822
Additions	1,446	1,123	1	562	3,132
Usage	(738)	(701)	(9)	(359)	(1,806)
Reversals	(847)	(418)	(21)	(455)	(1,741)
Translation differences	48	14	3	14	79
Accretion expenses and effect of changes in discount rates	1	13	172	8	195
Other changes	(12)	(10)	5	(6)	(22)

Balance as of September 30, 2012	3,405	2,038	1,282	1,933	8,658

Thereof non-current	1,146	733	1,261	768	3,908

In fiscal 2013 and 2012, item Other changes contains reclassifications (to) from line item Liabilities associated with assets classified as held for disposal including the disposal of those entities of €(47) million and €(25) million, respectively.

Except for asset retirement obligations, the majority of the Company’s provisions are generally expected to result in cash outflows during the next one to 15 years.

Warranties—mainly relate to products sold.

In fiscal 2013, Wind Power Division of the Energy Sector took €94 million in charges related to inspecting and retrofitting installed onshore turbine blades mainly in the U.S.

Order related losses and risks—are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Transportation & Logistics of the Infrastructure & Cities Sector incurred project charges of €270 million and €86 million in fiscal 2013 and 2012, respectively, for delays for receiving certification for new high-speed trains.

In fiscal 2013 and 2012, the Power Transmission Division of the Energy Sector incurred project charges primarily related to grid connections to offshore wind-farms. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. This led to €(171) million and €(570) million pretax effects on the income statement in fiscal 2013 and 2012, which were mainly recorded as provisions for order related losses and risks.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset retirement obligations—The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,096 million and €1,224 million, respectively, as of September 30, 2013 and 2012 (the non-current portion thereof being €1,086 million and €1,215 million, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term.

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and final waste conditioning are planned to continue until 2018; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facilities and the date of their availability. Consequently, the provision is based on a number of significant estimates and assumptions. Several parameters relating to the development of a final storage facility for radioactive waste are based on the assumptions for the so called Schacht Konrad final storage. Parameters related to the life-span of the German nuclear reactors reflect a planned phase-out until 2022. The valuation uses assumptions to reflect the current and detailed cost estimates, price inflation and discount rates as well as a continuous outflow until the 2070’s related to the costs for dismantling as well as intermediate and final storage.

Using the input of an independent advisor, management updated its valuation of the liability due to changes in estimates which resulted in minor adjustments in fiscal 2013 and 2012. Facts and circumstances of the changes were as follows:

In fiscal 2013, the parameters related to operating costs and the timeframe of the storage process of the radioactive waste in the Konrad final storage were updated by The Federal Office for Radiation Protection (Bundesamt für Strahlenschutz).

In fiscal 2012, the parameters related to the set up cost of the Konrad final storage were updated by The Federal Office for Radiation Protection.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning and final storage because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government’s plans to develop the so called Schacht Konrad. As of September 30, 2013 and 2012, the provision totals €1,096 million and €1,224 million, respectively, and is recorded net of a present value discount of €1,259 million and €1,418 million, respectively reflecting the assumed continuous outflow of the total expected payments until the 2070’s.

The Company recognizes the accretion of the provision for environmental clean-up costs using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2013 and 2012, the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company recognized €22 million and €23 million, respectively, in accretion expense for environmental clean-up costs in line item Other Financial income (expenses), net. Changes in discount rates decreased the carrying amount of provisions by €128 million as of September 30, 2013 and increased it by €149 million as of September 30, 2012.

Other—Other includes transaction-related and post-closing provisions in connection with portfolio activities as well as provisions for legal and regulatory matters.

25.    Other liabilities

	September 30,
	2013	2012
	(in millions of €)
Employee related liabilities	604	475
Liabilities due to employees and retirees in the U.S. not qualifying for presentation as post-employment benefits	534	523
Deferred income	275	221
Accruals for pending invoices	96	124
Accruals for stand-ready obligations	74	79
Severance payments	133	71
Warranties for disposed of businesses	—	67
German pension insurance association – Pensionssicherungsverein (PSV)	39	56
Insurance liabilities	76	126
Other	243	292

	2,074	2,034

26.    Equity

Capital stock

Siemens’ issued capital is composed of no par value shares with a notional value of €3.00 per share. Each share of issued capital is entitled to one vote.

The following table provides a summary of outstanding authorized and conditional capital and the changes for fiscal years 2013, 2012 and 2011:

	Issued capital (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares
As of September 30, 2010	2,742,610	914,203	591,930	197,310	757,517	252,506

Expired or cancelled capital	—	—	(71,130)	(23,710)	—	—
Newly approved capital	—	—	90,000	30,000	270,000	90,000

As of September 30, 2011	2,742,610	914,203	610,800	203,600	1,027,517	342,506

Expired or cancelled capital	(99,610)	(33,203)	—	—	—	—

As of September 30, 2012	2,643,000	881,000	610,800	203,600	1,027,517	342,506

Expired, cancelled or newly approved capital	—	—	—	—	—	—

As of September 30, 2013	2,643,000	881,000	610,800	203,600	1,027,517	342,506

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

Authorized Capital 2011 by up to €90 million through the issuance of up to 30 million shares for contributions in cash. The authorization was granted on January 25, 2011 and expires on January 24, 2016. In accordance with Authorized Capital 2011, new shares can be issued solely to employees of Siemens AG and its subsidiaries. Pre-emptive rights of existing shareholders are excluded.

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

Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157 million, representing 52.32 million shares of Siemens AG as of September 30, 2013 and 2012. The last tranche of stock options expired in November 2010 and from that date on, no further shares are to be issued.

Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6 million, representing 189 thousand shares as of September 30, 2013 and 2012. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

Transactions with non-controlling interests

In connection with an acquisition in fiscal 2012, a minority shareholder was granted a put option on the non-controlling interests. This transaction with non-controlling interests impacted line item Retained earnings by €(301) million as of September 30, 2012.

Treasury shares

The Company is authorized by its shareholders to acquire treasury shares of up to 10% of its capital stock existing at the date of the shareholders’ resolution or—if this value is lower—as of the date on which the authorization is exercised. The authorization became effective on March 1, 2011 and remains in force through January 24, 2016. According to the resolution, repurchased shares may be (1) sold via a stock exchange or

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through a public sales offer made to all shareholders; (2) retired; (3) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries as well as to Board members of any of the Company’s subsidiaries or awarded and (or) transferred to such individuals with a vesting period of at least two years, provided employment or Board membership exists at the time of the award; (4) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (5) with the approval of the Supervisory Board sold to third parties against payment in cash if the price at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock at the time of selling; or (6) used to service convertible bonds or warrant bonds issued by the Company or any of its subsidiaries. In addition, the Supervisory Board may use repurchased shares to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation.

The current authorization to acquire Siemens shares is supplemented by an authorization to repurchase up to 5% of its capital stock existing at the date of the shareholders’ resolution by using equity derivatives or forward purchases with a maximum maturity term of 18 months; the repurchase of treasury shares upon the exercise of such instruments shall be no later than January 24, 2016.

In August 2012, Siemens announced a share buyback amounting to up to €3 billion which ended in November 2012. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. In addition, in fiscal 2013, under the current authorization to acquire treasury shares given by resolution at the Annual Shareholders’ Meeting, the Company repurchased as many treasury shares as were necessary to keep the number of treasury shares at a set level until the effective date of the spin-off of OSRAM in July 2013.

In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. Additionally, in fiscal 2012, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced issued capital from 914 million shares to 881 million shares. In fiscal 2013, Siemens repurchased 17,150,820 treasury shares at weighted average costs per share of €78.66.

In fiscal 2013, 2012 and 2011, 3,878,899 shares, 5,225,479 shares and 4,414,342 shares, respectively, were transferred in connection with equity settled share-based payment plans.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other comprehensive income, net of income taxes

The changes in line item Other comprehensive income, net of income taxes including non-controlling interest holders are as follows:

	Year ended September 30, 2013			Year ended September 30, 2012			Year ended September 30, 2011
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	543	(149)	394	(3,017)	1,231	(1,787)	609	(263)	347

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	182	(3)	179	305	(10)	295	(42)	5	(37)
Reclassification adjustments for gains (losses) included in net income	4	1	4	(86)	—	(86)	(29)	7	(22)

Net unrealized gains (losses) on available-for-sale financial assets	185	(2)	183	219	(10)	209	(71)	12	(59)
Unrealized gains (losses) on derivative financial instruments	142	(48)	94	(64)	29	(35)	(35)	18	(17)
Reclassification adjustments for gains (losses) included in net income	(70)	21	(50)	144	(46)	98	(148)	44	(104)

Net unrealized gains (losses) on derivative financial instruments	72	(27)	45	79	(17)	63	(183)	62	(121)
Foreign-currency translation differences	(1,062)	—	(1,062)	855	—	855	129	—	129

	(805)	(29)	(834)	1,153	(27)	1,127	(125)	74	(51)

Other comprehensive income	(262)	(178)	(440)	(1,865)	1,204	(661)	484	(189)	296

Other changes in equity

Line item Other changes in equity of the Consolidated Statement of Changes in Equity includes €126 million in fiscal 2012 which relate to the equity instruments of the US$ bonds with warrants issued in fiscal 2012. After completion of the spin-off of OSRAM in fiscal 2013, those warrants entitle the holders to obtain OSRAM shares in addition to Siemens shares. As a consequence, the warrants no longer qualify as equity instruments. The warrants’ fair value of €163 million was reclassified from line item Capital reserve to non-current other financial liabilities as of the date of the approval at the Annual Shareholders’ Meeting.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2013, Siemens AG management distributed an ordinary dividend of €2,528 million (€3.00 per share) of the fiscal 2012 earnings to

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its shareholders. In fiscal 2012 and 2011, Siemens AG management distributed to its shareholders an ordinary dividend of €2,629 million (€3.00 per share) of the fiscal 2011 earnings and €2,356 million (€2.70 per share) of the fiscal 2010 earnings, respectively.

The Managing Board and the Supervisory Board proposed a dividend of €3.00 per share of the fiscal 2013 Siemens AG earnings, in total representing approximately €2.5 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 28, 2014.

27.    Additional capital disclosures

Siemens believes that sustainable revenue and profit development can be achieved only on the basis of a healthy capital structure. A key consideration of our capital structure management is maintaining ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). This financial performance measure indicates the approximate amount of time in years that would be needed to pay off Adjusted industrial net debt through continuing income, without taking into account interest, taxes, depreciation and amortization.

Siemens calculates the item Adjusted industrial net debt as set forth in the table below:

	September 30,
	2013	2012
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	1,944	3,826
Plus: Long-term debt(1)	18,509	16,880
Less: Cash and cash equivalents	(9,190)	(10,891)
Less: Current available-for-sale financial assets	(601)	(524)

Net debt	10,663	9,292
Less: SFS Debt(2)	(15,600)	(14,558)
Plus: Post-employment benefits(3)	9,265	9,801
Plus: Credit guarantees	622	326
Less: 50% nominal amount hybrid bond(4)	(899)	(920)
Less: Fair value hedge accounting adjustment(5)	(1,247)	(1,670)

Adjusted industrial net debt	2,805	2,271

Adjusted EBITDA (continuing operations)	8,215	9,613
Adjusted industrial net debt / adjusted EBITDA (continuing operations)	0.34	0.24

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,247 million and €1,670 million for the fiscal year ended September 30, 2013 and 2012, respectively.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, Siemens excludes SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total post-employment benefit liability, adjusted industrial net debt includes line item Post-employment benefits as presented in the Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly Siemens deducts these changes in market value in order to derive an amount of debt that approximately will be repaid. Siemens believes this is a more meaningful figure for the calculation presented above.

SFS’ capital structure differs from the capital structure of Siemens’ industrial business, as SFS’ business is capital intensive and requires a larger amount of debt to finance its operations, in particular to finance SFS’s asset growth strategy. The following table provides information on the capital structure of SFS as of September 30, 2013 and 2012:

	September 30,
	2013	2012
	(in millions of €)
Allocated equity	1,938	1,790
SFS debt	15,600	14,558
Debt to equity ratio	8.05	8.13

For purposes of measuring capital efficiency at SFS, equity capital is allocated to SFS. Allocated equity capital differs from book capital as it is mainly determined and influenced by the size and quality of its portfolio of commercial finance as well as project and structured finance assets (primarily loans and leases) and equity investments. This allocation is designed to cover the risks of the underlying business. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis.

Given the favorable capital market conditions at the end of fiscal 2012, Siemens announced in August 2012 that it would adjust its capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. At the beginning of fiscal 2013 Siemens repurchased further 14,746,786 treasury shares at a weighted average price of €78.14 and completed this share buyback program in November 2012. In addition, in fiscal 2013, Siemens repurchased as many treasury shares as necessary to keep the number of treasury shares at a set level until the effective date of the spin-off of OSRAM and fulfilled commitments for share-based compensation through treasury shares.

In fiscal 2014, Siemens may again fulfill commitments for share-based compensation through treasury shares.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, Siemens’ capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as Siemens’ competitive market position. Siemens’ current corporate credit ratings from Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Services (S&P) are noted as follows:

	September 30, 2013		September 30, 2012
	Moody’s Investors Service	S&P	Moody’s Investors Service	S&P
Long-term debt	Aa3	A+	Aa3	A+
Short-term debt	P-1	A-1+	P-1	A-1+

On May 14, 2013, Moody’s changed its outlook for Siemens’ credit rating from stable to negative, stating that despite the group’s substantial cost reduction initiatives, we expect its profitability, cash flow generation and capital structure to be weaker than anticipated in 2013 and 2014. A rating outlook is an opinion regarding the likely direction of an issuer’s long-term credit rating over the medium-term. Rating outlooks of Moody’s fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

At the same time, Moody’s affirmed our Aa3 long-term and our P-1 short-term credit rating. The classification Aa is the second highest category within Moody’s long-term credit rating scale. The numerical

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

modifier 3 indicates a ranking in the lower end of that category. The classification P-1 is the highest available rating in the prime rating system of Moody’s, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

S&P made no rating changes in fiscal 2013. S&P’s long-term credit rating for Siemens is A+ and the rating outlook is stable. Within S&P’s long-term credit rating scale, A is the third highest long-term rating category. The modifier + indicates that our long-term debt ranks in the upper end of the A category. Rating outlooks of S&P fall into the following four categories: positive, negative, stable and developing. S&P’s short-term rating is A-1+, which is the highest rating within S&P’s short-term rating scale.

28.    Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2013	2012
	(in millions of €)
Guarantees
Credit guarantees	622	326
Guarantees of third-party performance	1,593	1,562
HERKULES obligations	1,890	2,290
Other	1,864	3,632

	5,970	7,810

Item Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and (or) contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as guarantees for credit-lines with variable utilization to joint ventures and associated and other companies accounted for using the equity method. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees have terms up to twelve years and five years, respectively, in fiscal 2013 and 2012. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2013, item credit guarantees include €299 million relating to a reclassification of a disposal group from discontinued to continuing operations. The Company accrued €38 million and €28 million, relating to credit guarantees as of September 30, 2013 and 2012, respectively.

Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to ten years in fiscal 2013 and seven years in fiscal 2012. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. As of September 30, 2013 and 2012, the Company accrued €66 million and €83 million, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), provides the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with this project, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM in December 2006. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €1.89 billion and €2.29 billion as of September 30, 2013 and 2012, respectively and will be reduced by approximately €400 million per year over the remaining four-year contract period as of September 30, 2013. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Item Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications include those for EN, disposed of in fiscal 2008, and Siemens IT Solutions and Services disposed of in fiscal 2011. As of September 30, 2013 and 2012, the total amount accrued for guarantees in item Other is €242 million and €528 million, respectively. Item Other guarantees decreased in fiscal 2013, mainly due to the expiration of indemnifications issued in connection with dispositions of business entities.

As of September 30, 2012, in addition to guarantees disclosed above, Siemens had credit guarantees of €309 million, guarantees of third-party performance of €4 million and other guarantees of €82 million (as of September 30, 2013, €3 million) relating to discontinued operations. Contingencies relating to businesses held for disposal not classified as discontinued operations are included in the above tabular.

As of September 30, 2013 and 2012, future payment obligations under non-cancellable operating leases are as follows:

	September 30,
	2013	2012
	(in millions of €)
Within one year	807	812
After one year but not more than five years	1,556	1,586
More than five years	757	770

	3,120	3,168

Total operating rental expense for the years ended September 30, 2013, 2012 and 2011 were €1,073 million €1,072 million and €1,034 million, respectively. Total sublease income amounts to €62 million, €74 million and €79 million, respectively in fiscal 2013, 2012 and 2011. Total future minimum sublease payments expected to be received under non-cancellable subleases as of September 30, 2013, 2012 and 2011 amount to €139 million, €162 million and €257 million, respectively.

As of September 30, 2013 and 2012, the Company has commitments to make capital contributions to the equity of various companies of €223 million and €211 million, respectively.

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

As previously reported, in July 2011 the Munich public prosecutor notified Siemens AG of an investigation against a former employee in connection with payments to a supplier related to the oil and gas business in Central Asia from calendar 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, in October 2011, the Turkish Prime Ministry Inspection Board notified Siemens Sanayi ve Ticaret A.S., Turkey, of an investigation in connection with alleged bribery in Turkey and Iraq from calendar 1999 to 2007. Siemens is cooperating with the authority.

In February 2013, Siemens AG and the European Investment Bank (EIB) signed a settlement agreement addressing alleged past violations of the EIB’s anti-fraud policy. The settlement includes a commitment by Siemens that the concerned business unit will voluntarily refrain from bidding on projects financed by the EIB for a period of 18 months. Further, Siemens commits to provide funds, totaling €13.5 million over five years, to organizations or institutions that promote good governance and the fight against corruption.

Since July 2013, following the voluntary self-reporting of certain facts by Siemens Ltda. Brazil to the Brazilian antitrust authorities in May 2013 mentioned below, several Brazilian prosecutorial offices have initiated or resumed investigations into alleged criminal conduct, including alleged bribe payments, anticompetitive conduct and undue influencing of public tenders, in connection with several metro transport projects. Among the resumed investigations are in particular two cases that had been reported before, namely the investigations by the Brasilia and Sao Paulo public prosecutors related to alleged misconduct in calendar 2007 and around 2000, respectively. Siemens is cooperating with the authorities.

In August 2013, a Brazilian Appellate Court upheld a decision to suspend Siemens Ltda. Brazil from participating in public bids and signing contracts with public administrations in Brazil for a five year term, based on alleged irregularities in calendar 1999 and 2004 public tenders. Siemens is seeking remedial action against the decision of the Appellate Court.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by the Swiss Federal Prosecution authority. The investigation of the Swiss Federal Prosecution involved the Swedish subsidiary Siemens Industrial Turbomachinery (SIT) in connection with alleged payments to employees of a Russian natural gas production company between calendar 2004 and 2006. In July 2013, the Swiss Federal Prosecution launched a criminal investigation against SIT for organizational neglect. In September 2013, the investigation was discontinued due to a settlement with the Swiss Federal Prosecution that included a restitution payment to a nonprofit organization and a compensation claim relating to forfeiture of profits in the lower double digit US$ million range.

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

As previously reported, in December 2009, the Anti-Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to calendar 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from calendar 2002 to 2006. In February 2010 and June 2012, the ACC sent requests for additional information. Siemens is cooperating with the authorities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. The criminal proceedings pending with the Munich District Court I against Dr. Ganswindt were terminated in July 2011. Against this backdrop, Siemens AG reached a settlement with Dr. Thomas Ganswindt in November 2012, which was subject to the approval of the Annual Shareholders’ Meeting. The Annual Shareholders’ Meeting of Siemens AG approved the settlement agreement with Dr. Ganswindt in January 2013. Therefore Siemens withdrew from the proceedings pending before the Munich District Court I in March 2013, as provided for in the settlement. The lawsuit against Heinz-Joachim Neubürger is still pending. In January 2013, Mr. Neubürger filed a counter claim against Siemens AG, requesting the transfer of Stock Awards in fiscal 2004 and 2005 plus dividends and interest. Siemens AG is contesting this counterclaim.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens Sanayi ve Ticaret A.S., Turkey, and the former Siemens subsidiary OSRAM Middle East FZE, Dubai, are among the 93 named defendants. In February 2013, the court dismissed the Republic of Iraq’s action with prejudice. The Republic of Iraq has appealed this decision.

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

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. In September 2013, the Israeli Antitrust Authority concluded that Siemens AG was a party to an illegal restrictive arrangement regarding the Israeli gas-insulated switchgear market between 1988 and 2004, with an interruption from October 1999 to February 2002. The Company is considering to appeal this decision.

Based on the above mentioned conclusion of the Israel Antitrust Authority, electricity consumer groups filed two class-actions for cartel damages against a number of companies including Siemens AG with an Israeli District Court in September 2013. The plaintiffs seek compensation for alleged damages, which are claimed to amount to €582 million. In addition, according to an ad hoc-notice of the Israel Electric Corporation (IEC), the IEC is concurrently preparing to file a separate claim for damages against Siemens AG and other companies that allegedly formed a cartel in the Israeli gas-insulated switchgear market. Siemens AG is defending itself.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. In August 2012, the proceedings were discontinued without sanctions based on the settlement agreement between Siemens and the Greek State mentioned above.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. 21 companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. In June 2009, the High Court granted a stay of the proceedings pending before it. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference was held in November 2012. The High Court of England and Wales lifted the stay of the proceedings granted in June 2009 and decided on the scope of further discovery and set a time schedule leading up to a court session expected to be held in 2014.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law had not been violated, and discontinued the proceedings.

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

In May 2012, the Brazilian Anti-Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from calendar 1997 to 2006. Siemens is cooperating with the authorities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As mentioned above, in May 2013, Siemens Ltda. Brazil entered into a leniency agreement with the Administrative Council for Economic Defense and other relevant authorities relating to several Brazilian metro transport projects. The Company is cooperating with the authorities. It cannot be excluded that significant cartel damages claims will be brought by customers against Siemens Ltda. Brazil based on the outcome of the investigations.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013 TVO announced that it is preparing for the possibility that the start of the regular electricity production of the plant may be postponed until calendar year 2016. The supplier consortium and TVO continue to assess the schedule and the risk of further slippage in detail. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the further slippage in the schedule currently under assessment by the supplier consortium and TVO could lead TVO to further increase its counterclaims. In October 2013 the supplier consortium increased its claim for an extension of construction time and its monetary claims to €2.65 billion. The arbitration proceedings may continue for several years.

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

As previously reported, Siemens is involved in the construction of a power plant in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project, commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler) supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner is claiming approximately

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

US$252.8 million from Longview and Foster Wheeler. Longview filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, which may result in delay to the arbitration proceeding dealing with the claim and counterclaim.

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

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government is withholding the final payment in a double-digit million € range, claiming that the system has not yet been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and the withholding of payments. In July 2013, the arbitration court issued the arbitral award ordering the Greek State to pay €40 million to SAIC. The Greek State is contesting the enforcement of the arbitral award. The final resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

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

As previously reported, in April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc., United States, in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment. Siemens is cooperating with the authorities.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. In October, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. In January 2013, the U.S. Department of the Treasury notified Siemens that it closed its case without taking further action.

As previously reported, in December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies Business Unit in New York State over the period from January 1, 2000 through September 30, 2011. In June 2013, the authority notified Siemens that it closed its case.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc., United States, for information relating to a diagnostics process. Siemens is cooperating with the authority.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2013, Siemens Electrical, LLC, USA (Siemens Electrical), an entity wholly-owned by Siemens Industry, Inc., USA, entered into a Deferred Prosecution Agreement (DPA) with the New York County District Attorney’s Office. The DPA relates to misconduct concerning Master Electrician and Minority Business Enterprise requirements in connection with contracts with the New York City Department of Environmental Protection. The individuals responsible for the admitted misconduct were Siemens’ former business partners to the predecessor to Siemens Electrical. Under the terms of the DPA, Siemens Electrical agreed to, among other things, forfeit US$10 million. The case will be dismissed after two years if the company meets certain specified conditions under the DPA.

In March 2013, Nokia Siemens Networks Holding B.V. (NSN), Nokia Corporation and Nokia Finance International B. V. (Nokia Finance) filed a request for arbitration against Siemens AG. NSN, Nokia Corporation and Nokia Finance sought damages in the amount of €238 million for alleged breaches of the framework agreement entered into among the parties in 2007. The claims related to a contract which had been transferred to a subsidiary of NSN. In connection with the sale of Siemens AG’s shares in NSN to Nokia on July 1, 2013, the parties settled the dispute.

End of October 2013 Essent Wind Nordsee Ost Planungs- und Betriebsgesellschaft mbH filed a request for arbitration against Siemens AG alleging violations of a contract for the delivery of a High Voltage Substation entered into by the parties in 2010. The claimant claims damages in an amount of €256 million plus interest and a determination that Siemens AG shall be liable for any further damages, which are claimed to amount to €152 million. Siemens AG will defend itself against this action.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30.     Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

	September 30,
	2013	2012
	(in millions of €)
Financial assets:
Loans and receivables	29,331	28,439
Cash and cash equivalents	9,190	10,891
Derivatives designated in a hedge accounting relationship	625	1,918
Financial assets held for trading	1,705	1,410
Available-for-sale financial assets	2,161	1,546

	43,010	44,203

Financial liabilities:
Financial liabilities measured at amortized cost	29,704	30,160
Financial liabilities held for trading	887	920
Derivatives designated in a hedge accounting relationship	160	204

	30,751	31,284

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

	September 30, 2013		September 30, 2012
	Fair value	Carrying amount	Fair value	Carrying amount
	(in millions of €)
Financial assets measured at cost or amortized cost
Trade and other receivables(1)	12,944	12,944	13,344	13,344
Receivables from finance leases	5,261	5,261	5,059	5,059
Cash and cash equivalents	9,190	9,190	10,891	10,891
Other non-derivative financial assets	11,126	11,126	10,036	10,036
Available-for-sale financial assets(2)	—	167	—	293

Financial liabilities measured at cost or amortized cost
Notes and bonds	18,742	18,491	18,460	18,212
Trade payables(3)	7,599	7,599	8,036	8,036
Loans from banks and other financial indebtedness	1,821	1,832	2,340	2,334
Obligations under finance leases	167	130	202	161
Other non-derivative financial liabilities	1,651	1,651	1,418	1,418

(1)	Consists of (1) €12,932 million and €13,310 million trade receivables from the sale of goods and services in fiscal 2013 and 2012, respectively, as well as (2) €11 million and €34 million receivables included in line item Other financial assets in fiscal 2013 and 2012, respectively. As of September 30, 2013 and 2012, trade receivables from the sale of goods and services of €612 million and €685 million have a remaining term of more than twelve months.

(2)	Consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are therefore recognized at cost.

(3)	As of September 30, 2013 and 2012, trade payables of €32 million and €128 million have a remaining term of more than twelve months.

Cash and cash equivalents includes €320 million and €199 million as of September 30, 2013 and 2012, respectively, which are not available for use by Siemens mainly due to minimum reserve requirements with banks.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2013 and 2012, the carrying amount of financial assets Siemens has pledged as collateral amounted to €344 million and €500 million, respectively.

The fair values of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to twelve months, other current financial liabilities and borrowings under revolving credit facilities approximate their carrying amount, mainly due to the short-term maturities of these instruments.

Fixed-rate and variable-rate receivables with a remaining term of more than twelve months, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are recognized. As of September 30, 2013 and 2012, the carrying amounts of such receivables, net of allowances, approximate their fair values.

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

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

	September 30,
	2013	2012
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	1,994	1,252
Derivative financial instruments	2,330	3,328
Not designated in a hedge accounting relationship	1,587	1,202
In connection with fair value hedges	472	1,783
Foreign currency exchange derivatives	6	22
Interest rate derivatives	466	1,761
In connection with cash flow hedges	153	135
Foreign currency exchange derivatives	152	132
Commodity derivatives	1	3
Embedded derivatives	118	208

	4,324	4,580

Financial liabilities measured at fair value
Derivative financial instruments	1,047	1,125
Not designated in a hedge accounting relationship	765	823
In connection with fair value hedges	8	11
Foreign currency exchange derivatives	3	2
Interest rate derivatives	5	9
In connection with cash flow hedges	152	193
Foreign currency exchange derivatives	148	185
Interest rate derivatives	—	8
Commodity derivatives	3	—
Embedded derivatives	122	98

	1,047	1,125

The fair value of available-for-sale financial assets quoted in an active market is based on price quotations at the period-end date. The fair value of unquoted debt instruments is estimated by discounting future cash flows using current market interest rates.

The Company limits default risks resulting from derivative financial instruments by a careful counterparty selection. Derivative financial instruments are generally transacted with financial institutions with investment

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy.

	September 30, 2013
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	1,884	110	—	1,994
Derivative financial instruments	—	2,330	—	2,330

Total	1,884	2,440	—	4,324

Financial liabilities measured at fair value
Derivative financial instruments	—	1,047	—	1,047

	September 30, 2012
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	1,252	—	—	1,252
Derivative financial instruments	—	3,328	—	3,328

Total	1,252	3,328	—	4,580

Financial liabilities measured at fair value
Derivative financial instruments	—	1,125	—	1,125

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Cash and cash equivalents	(1)	11	—
Available-for-sale financial assets	(99)	83	1,522
Loans and receivables	(178)	(238)	(124)
Financial liabilities measured at amortized cost	408	(258)	(28)
Financial assets and financial liabilities held for trading	363	(189)	(90)

Net gains (losses) in fiscal 2013, 2012 and 2011 on available-for-sale financial assets include net gains on derecognition as well as impairment losses. In fiscal 2011, net gains on derecognition mainly comprise €1,520 million disposal gain related to the termination of the Areva NP S.A.S. joint venture.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off. Net gains (losses) in fiscal 2013, 2012 and 2011 on financial liabilities measured at amortized cost are comprised of gains (losses) from derecognition and the ineffective portion of fair value hedges. Net gains (losses) in fiscal 2013, 2012 and 2011 on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments, including interest income and expense, for which hedge accounting is not applied.

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

The fair values of each type of derivative financial instruments recorded as financial assets or financial liabilities are as follows:

	September 30, 2013		September 30, 2012
	Asset	Liability	Asset	Liability
	(in millions of €)
Foreign currency exchange contracts	416	331	343	325
Interest rate swaps and combined interest/currency swaps	1,637	261	2,577	534
Commodity swaps	35	49	36	27
Embedded derivatives	118	122	208	98
Options	123	281	164	141
Credit Default Swaps	—	4	—	—

	2,330	1,047	3,328	1,125

Foreign currency exchange rate risk management

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign currency denominated receivables, payables, debt, firm commitments and forecast transactions primarily through a Company-wide portfolio

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approach. Under this approach the Company-wide risks are aggregated centrally, and various derivative financial instruments, primarily foreign currency exchange contracts, foreign currency swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets (liabilities) or line items Other financial assets (liabilities); changes in fair values are charged to net income (loss).

The Company also has foreign currency derivatives, which are embedded in sale and purchase contracts denominated in a currency that is neither the functional currency of the substantial parties to the contract nor a currency which is commonly used in the economic environment in which the contract takes place. Gains (losses) relating to such embedded foreign currency derivatives are reported in line item Cost of sales in the Consolidated Statements of Income.

Hedging activities

The Company’s operating units apply hedge accounting for certain significant forecast transactions and firm commitments denominated in foreign currencies. Particularly, the Company has entered into foreign currency exchange contracts to reduce the risk of variability of future cash flows resulting from forecast sales and purchases as well as firm commitments. This risk results mainly from contracts denominated in US$ both from Siemens’ operating units entering into long-term contracts, e.g. project business, and from the standard product business.

Cash flow hedges—As of September 30, 2013, 2012 and 2011, the ineffective portion of cash flow hedges is not significant individually or in aggregate.

Periods in which the hedged forecast transactions or the firm commitments denominated in foreign currency are expected to impact profit or loss:

	Year ended September 30,
	2014	2015	2016 to 2018	2019 and thereafter
	(in millions of €)
Expected gain (loss) to be reclassified from line item Other comprehensive income, net of income taxes into revenue or cost of sales	54	(14)	(36)	3

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market interest rates. The Company seeks to mitigate that risk by entering into interest rate derivatives such as interest rate swaps, options, interest rate futures and forward rate agreements.

Derivative financial instruments not designated in a hedging relationship

For the interest rate risk management relating to the Group excluding SFS’ business, derivative financial instruments are used under a portfolio-based approach to manage interest risk actively relative to a benchmark. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS’ financial assets and liabilities on a portfolio basis. Neither approach qualifies for hedge accounting treatment. Accordingly, all interest rate derivatives held in this relation are recorded at fair value, either in line items Other current financial assets (liabilities) or in line items Other financial assets (liabilities), and changes in the fair values are charged to line item Other financial income (expenses), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in line item Other financial income (expenses), net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2013 and 2012, the Company has agreed to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates designated as the hedged risk on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are recorded at fair value in the Company’s Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is recorded at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the respective interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized in line item Other financial income (expenses), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a gain (loss) of €293 million, €(227) million and €184 million in fiscal 2013, 2012 and 2011, respectively. During the same period, the related swap agreements resulted in a gain (loss) of €(305) million, €233 million and €(189) million, respectively. Accordingly, the net effect recognized in line item Other financial income (expenses), net, representing the ineffective portion of the hedging relationship, amounts to €(12) million, €7 million and €(5) million in fiscal 2013, 2012 and 2011, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expenses.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.3%, 0.5% and 1.3% as of September 30, 2013, 2012 and 2011, respectively and received fixed rates of interest (average rate of 3.5%, 5.1% and 5.3% as of September 30, 2013, 2012 and 2011, respectively). The notional amount of indebtedness hedged as of September 30, 2013, 2012 and 2011 was €7,100 million, €11,253 million and €12,584 million, respectively. This changed 41%, 66% and 91% of the Company’s underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2013, 2012 and 2011, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2013, 2012 and 2011 was €385 million, €1,586 million and €1,360 million, respectively. To reduce counterparty risk, Siemens agreed in fiscal 2013 to adjust the fixed rate of several interest rate swaps to market levels in exchange for receiving a fair value compensation.

Cash flow hedges of a variable-rate term loan

As of September 30, 2012, the Company applied cash flow hedge accounting for 50% of a variable-rate US$1 billion term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. The variable-rate term loan and the corresponding interest rate swap agreements matured in August 2013. In fiscal 2013, 2012 and 2011, the cash flow hedges of the variable-rate term loan did not result in any ineffective portion. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expenses.

Commodity price risk management

Derivative financial instruments not designated in a hedging relationship

The Company applies a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and forecast transactions by entering into commodity swaps and commodity options. Such a strategy does not qualify for hedge accounting treatment.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flow hedging activities

The Company’s corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. The ineffective portion as well as resulting gains and (losses) were not significant individually or in aggregate.

It is expected that €104 million of net deferred losses in line item Other comprehensive income, net of income taxes will be reclassified into line item Cost of sales in fiscal 2014, when the consumption of the hedged commodity purchases is recognized in line item Cost of sales. As of September 30, 2013 and 2012, the maximum length of time over which the Company is hedging its future commodity purchases is 87 months and 99 months, respectively.

32.    Financial risk management

Siemens’ financial risk management is an integral part of how to plan and execute its business strategies. Siemens’ financial risk management policy is set by the Managing Board. Siemens’ organizational and accountability structure requires each of the respective managements of Siemens Sectors, Financial Services, Cross-Sector Services, regions and Corporate Units to implement financial risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

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

Actual results that are included in the Consolidated Statements of Income or Consolidated Statements of Comprehensive Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income and Consolidated Statements of Comprehensive Income are prepared in accordance with IFRS. The VaR figures are the output of a model with a purely financial perspective and represent the potential financial loss which will not be exceeded within ten days with a probability of 99.5%. The concept of VaR is used for internal management of the Corporate Treasury activities.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Operating units (including SFS) are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably carried out in their functional currency or on a hedged basis.

Siemens has established a foreign currency exchange rate risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens’ operating units provides the concept for the identification and determination of a single net foreign currency position for each unit and commits the units to hedge this aggregated position within a narrow band of at least 75% but no more than 100% of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange rate risk management, proposes hedging strategies and defines the hedging instruments available to the entities: foreign currency exchange contracts, foreign currency put and call options and stop-loss orders. If there are no conflicting country specific regulations, hedging activities of the operating units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs.

The VaR relating to foreign currency exchange rates is calculated by aggregating the net foreign currency positions after hedging by the operating units. As of September 30, 2013 the foreign currency exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% resulted in a VaR of €6 million compared to a VaR of €9 million in the year before. Changes in euro values of future cash flows denominated in foreign currency due to volatile foreign currency exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign currency exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

foreign currency denominated cash inflows and cash outflows from forecast transactions for the following three months. This foreign currency exchange rate exposure is determined based on the respective functional currencies of the exposed Siemens’ entities.

Effects of foreign currency translation

Many Siemens units are located outside the euro zone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements. To consider the effects of foreign currency translation in the risk management, the general assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from foreign currency exchange rate fluctuations on the translation of net asset amounts into euro are reflected in the Company’s consolidated equity position.

Interest rate risk

Siemens’ key consideration with respect to the interest rate risk management is to mitigate the risk resulting from changes in the fair value of future cash flows. Risk arises whenever interest terms of financial assets and liabilities are different. Siemens manages this risk using derivative financial instruments which allow the Company to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. In order to optimize the Company’s position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, under which the interest rate risk relating to the SFS’ business and to the remaining group are managed separately.

If there are no conflicting country-specific regulations, all Siemens operating units generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% the interest rate VaR was €236 million as of September 30, 2013, increasing from the comparable value of €89 million as of September 30, 2012. This interest rate risk results primarily from euro and U.S. dollar denominated long-term fixed rate debt obligations. The increase in VaR related mainly to a decrease in the portion of the Company’s underlying notes and bonds being changed from fixed interest rates into variable interest rates by using interest rate swap contracts, and to an increased volatility of relevant medium-term interest rates.

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

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecast and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens operating units provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it within a narrow band of 75% to 100% of the commodity price risk exposure in the product business for the next three months and 95% to 100% of the commodity price risk exposure in the project business after receipt of order. Siemens operating units are prohibited from speculative transactions.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR, which comprises the net position of commodity derivatives and the commodity purchase transactions with price risk, was €4 million as of September 30, 2013 compared to €10 million as of September 30, 2012.

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. The direct participations result mainly from strategic partnerships, strengthening Siemens’ focus on its core business activities or compensation from M&A transactions; indirect investments in fund shares are mainly transacted for financial reasons.

These investments are monitored based on their current market value, affected primarily by fluctuations in the volatile technology-related markets worldwide. The market value of Siemens’ portfolio in publicly traded companies increased from €796 million as of September 30, 2012 to €1.444 billion as of September 30, 2013, which was due primarily to the recognition of our 17.0% stake in OSRAM after the spin-off.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR as of September 30, 2013 of Siemens’ equity investments was €81 million compared to €85 million the year before.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. In addition to having implemented effective working capital and cash management, Siemens mitigates liquidity risk by arranged credit facilities with highly rated financial institutions, via a debt issuance program and via a global multi-currency commercial paper program. Liquidity risk may also be mitigated by the Siemens Bank GmbH, which increases the flexibility of depositing cash or refinancing by using European Central Bank accounts.

In addition to the above-mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities as well as from irrevocable loan commitments. It includes expected net cash outflows from derivative financial liabilities that are in place as per September 30, 2013. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2013.

	Year ended September 30,
	2014	2015	2016 to 2018	2019 and thereafter

	(in millions of €)
Non-derivative financial liabilities
Notes and bonds	2,077	622	9,937	9,368
Loans from banks	478	393	859	11
Other financial indebtedness	87	10	38	—
Obligations under finance leases	30	17	62	89
Trade payables	7,710	19	10	1
Other financial liabilities	1,188	42	422	4
Derivative financial liabilities	377	147	224	39
Irrevocable loan commitments	2,354	224	303	69

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

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. Total debt comprises line item Short-term debt and current maturities of long-term debt as well as line item Long-term debt, as stated on the Consolidated Statements of Financial Position. Total debt comprises items Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets, which Siemens had available at the respective period-end dates to fund its business operations and to pay for near-term obligations. Total liquidity comprises line items Cash and cash equivalents as well as line item Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal finance management, as well as for external communication with investors, analysts and rating agencies.

	September 30,
	2013	2012
	(in millions of €)
Short-term debt and current maturities of long-term debt	1,944	3,826
Long-term debt	18,509	16,880

Total debt	20,453	20,707
Cash and cash equivalents	(9,190)	(10,891)
Available-for-sale financial assets (current)	(601)	(524)

Total liquidity	(9,790)	(11,415)

Net debt (Total debt less Total liquidity)	10,663	9,292

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Siemens’ capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds as well as credit facilities. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Siemens’ capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including cash outflows related to the announced growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with “Siemens 2014,” a Company-wide program aimed at improving profitability in the Sectors.

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

Customer ratings, analyzed and defined by SFS, and individual customer limits are based on generally accepted rating methodologies, with the input consisting of information obtained from the customer, external rating agencies, data service providers and Siemens’ customer default experiences. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers. As part of the process, internal risk assessment specialists determine and continuously update ratings and credit limits for Siemens’ public and private customers, both in the euro zone and around the world. For public customers our policy provides that the rating applied to individual customers cannot be better than the weakest of the sovereign ratings provided by Moody’s, S&P’s and Fitch for the respective country.

Credit risk is recorded and monitored on an ongoing basis applying different systems and processes dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. As of September 30, 2013 and 2012 the collateral for financial instruments classified as financial assets measured at fair value in the form of netting agreements for derivatives in the event of insolvency of the respective counterparty amounted to €570 million and €716 million, respectively. As of September 30, 2013 and 2012 the collateral held for financial instruments classified as receivables from finance leases amounted to €1,902 million and €1,685 million, respectively, mainly in the form of the leased equipment. As of September 30, 2013 and 2012 the collateral held for financial instruments classified as financial assets measured at cost or amortized cost amounted to €2,141 million and €1,902 million, respectively. The collateral mainly consisted of property, plant and equipment and letters of credit. In addition, for this class Siemens holds collateral in the form of securities related to reverse repurchase agreements that can be sold or re-pledged in absence of default by the owner of the collateral. As of September 30, 2013 and 2012 the fair value of the collateral held amounted to €103 million and €500 million, respectively. In fiscal 2013 and 2012 Siemens has not exercised the right to sell or re-pledge the collateral. Credit risks arising from irrevocable loan commitments are equal to the expected future pay-offs resulting from these commitments. As of September 30, 2013 and 2012 the collateral held for these commitments amounted to €1,320 million and €1,178 million, respectively, mainly in the form of inventories and receivables. Credit risks arising from credit guarantees are described in Note 28 Commitments and contingencies. There were no significant concentrations of credit risk as of September 30, 2013 and 2012.

Concerning trade receivables and other receivables, as well as loans or receivables included in line item Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2013, that defaults in payment obligations will occur, which lead to a decrease in the net assets of Siemens. Overdue financial instruments are generally impaired on a portfolio basis in order to reflect losses incurred within the respective portfolios. When substantial expected payment delays become evident, overdue financial instruments are assessed individually for additional impairment and are further allowed for as appropriate.

33.    Share-based payment

Share-based payment awards at Siemens, including Bonus Awards, Stock Awards, the Share Matching Program and its underlying plans as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible to participate in future share-based payment awards at Siemens. In such cases the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €185 million, €155 million and €148 million for the years ended September 30, 2013, 2012 and 2011, respectively, and refers primarily to equity-settled awards, including the Company’s Base Share Program.

Stock awards

The Company grants stock awards as a means for providing share-based compensation to members of the Managing Board, members of the senior management of Siemens AG and its domestic and foreign subsidiaries and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. In principle, stock awards forfeit if the beneficiary’s employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of capital stock of Siemens AG, treasury shares or in cash. The settlement method will be determined by

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

Since fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

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

Commitments to members of the Managing Board:

In fiscal 2013, 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €6 million, €6 million and €5 million, respectively, in fiscal 2013, 2012 and 2011, was determined by calculating the present value of the target amount.

In fiscal 2013, 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million, €7 million and €6 million, respectively, in fiscal 2013, 2012 and 2011, was calculated by applying a valuation model. Inputs to that model include an expected weighted volatility of Siemens shares of 24% in fiscal 2013, 27% in fiscal 2012 and 30% and 29%, respectively, in fiscal 2011 and a market price of €78.94 in fiscal 2013, €73.94 in fiscal 2012 and €88.09 and €92.98, respectively, in fiscal 2011 per Siemens share. Expected volatility was determined by reference to historic volatilities in fiscal 2013 and by reference to implied volatilities in fiscal 2012 and 2011. The model applies a risk-free interest rate of up to 0.8% in fiscal 2013, up to 1.7% in fiscal 2012 and up to 2.4% and up to 3.0%, respectively, in fiscal 2011 and an expected dividend yield of 3.8% in fiscal 2013, 4.1% in fiscal 2012 and 3% and 2.4%, respectively, in fiscal 2011. Assumptions concerning share price correlations were determined by reference to historic correlations.

Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2013, 2012 and 2011, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million in each fiscal year reported, was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over the vesting period of one year. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2011, the Company granted additional 128,284 stock awards to members of the Managing Board. The fair value of these stock awards amounting to €77.76 per stock award was determined as the market price of Siemens shares less the present value of expected dividends.

Commitments to members of the senior management and other eligible employees:

In fiscal 2013 and 2012, 1,308,171 and 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining an EPS-based target. The fair value of these stock awards amounts to €85 million and €62 million, respectively, in fiscal 2013 and 2012 and corresponds to the target amount representing the EPS target attainment.

In fiscal 2013 and 2012, 849,908 and 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of the Siemens stock relative to five competitors. The fair value of these stock awards amounting to €53 million and €58 million, respectively, in fiscal 2013 and 2012, of which €41 million and €46 million relate to equity instruments, was calculated by applying a valuation model. In fiscal 2013 and 2012, inputs to that model include an expected weighted volatility of Siemens shares of 24.32% and 25.33%, respectively, and a market price of €79.70 and €74.14 per Siemens share. Expected volatility was determined by reference to historic volatilities in fiscal 2013 and by reference to implied volatilities in fiscal 2012. The model applies a risk-free interest rate of up to 0.6% in fiscal 2013 and up to 1.8% in fiscal 2012 and an expected dividend yield of 3.76% in fiscal 2013 and 3.91% in fiscal 2012. Assumptions concerning share price correlations were determined by reference to historic correlations. Compensation expense related to these stock awards is recognized over four years until they vest.

In fiscal 2011, fair value was determined as the market price of Siemens shares less the present value of dividends expected during the three year vesting period as stock awards do not carry dividend rights during the vesting period. The weighted average grant date fair value for board members, senior management and other eligible employees amounts to €77.79 per stock award granted in fiscal 2011, resulting in a total fair value of stock awards granted in fiscal 2011 of €107 million.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Year ended September 30, 2013 Awards		Year ended September 30, 2012 Awards		Year ended September 30, 2011 Awards

Non-vested, beginning of period	4,217,588		3,857,315		4,322,824
Granted	2,158,079		2,028,554		1,249,901
Vested and transferred	(1,073,355)		(1,531,944)		(1,482,096)
Forfeited/settled	(425,857	)(1)	(136,337	)(1)	(233,314)

Non-vested, end of period	4,876,455		4,217,588		3,857,315

(1)	Consists of 101,192 and 111,776 forfeited and 324,665 and 24,561 settled awards, respectively, in fiscal 2013 and 2012.

Share Matching Program and its underlying plans:

1.    Share Matching Plan

In fiscal 2013, 2012 and 2011, the Company issued a new tranche under the Share Matching Plan. Senior managers of Siemens AG and participating Siemens companies may invest a specified percentage of their compensation in Siemens shares. Within a predetermined period in the first quarter of each fiscal year, plan participants decide on their investment amount for which investment shares are purchased. The shares are purchased at the market price at a predetermined date in the second quarter. Plan participants receive the right to

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

one Siemens share without payment of consideration (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Matching shares may be settled in newly issued shares of capital stock of Siemens AG, treasury shares or in cash. The settlement method will be determined by the Managing Board. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Share Matching Plan.

2.    Monthly Investment Plan

In fiscal 2013, 2012 and 2011, the Company issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees—other than senior managers—of Siemens AG and participating Siemens companies. Plan participants may invest a specified percentage of their compensation in Siemens shares on a monthly basis over a period of twelve months. The shares are purchased at market price at a predetermined date once a month. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If the Managing Board decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year the Managing Board decides, whether or not to issue a new tranche under the Monthly Investment Plan.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2012 and 2011 are transferred to the Share Matching Plan as of February 2013 and February 2012, respectively.

3.    Base Share Program

In fiscal 2013, 2012 and 2011, the Company issued a new tranche under the Base Share Program. Employees of Siemens AG and participating domestic Siemens companies can invest a fixed amount of their compensation into Siemens shares, sponsored by Siemens with a tax beneficial allowance. The shares are bought at market price at a predetermined date in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Base Share Program. The fair value of the base share program equals the amount of the tax beneficial allowance sponsored by Siemens. In fiscal 2013, 2012 and 2011, the Company incurred pretax expense from continuing operations of €31 million, €29 million and €28 million, respectively.

4.    Resulting Matching Shares

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
	Entitlements to Matching Shares	Entitlements to Matching Shares	Entitlements to Matching Shares
Outstanding, beginning of period	1,545,582	1,977,091	1,614,729
Granted(1)	713,245	706,354	579,845
Vested and transferred	(351,548)	(1,037,292)	—
Forfeited	(140,307)	(57,596)	(80,258)
Settled	(33,475)	(42,975)	(137,225)

Outstanding, end of period	1,733,497	1,545,582	1,977,091

(1)	Thereof —, — and 3,602 to the Managing Board in fiscal 2013, 2012 and 2011, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair value. In fiscal 2013, 2012 and 2011, the weighted average grant-date fair value of the resulting matching shares is €57.77, €50.35 and €66.13 per share respectively, based on the number of instruments granted.

Jubilee Share Program

Under the Jubilee Share Program, eligible employees of Siemens AG and participating domestic Siemens companies receive jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Generally, settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2013 for the 25th and the 40th anniversary is €36.92 and €24.55, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €18.24 and €9.99, respectively, in fiscal 2013. The weighted average fair value of each jubilee share granted in fiscal 2012 for the 25th and the 40th anniversary is €39.45 and €29.88 respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €19.01 and €13.12 respectively, in fiscal 2012. The weighted average fair value of each jubilee share granted in fiscal 2011 for the 25th and the 40th anniversary is €51.39 and €44.18, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.24 and €22.24, respectively, in fiscal 2011.

In fiscal 2013, 2012 and 2011, 0.29 million, 0.43 million and 0.49 million jubilee shares were granted; 0.18 million, 0.16 million and 0.18 million were transferred, 0.12 million, 0.48 million and 0.41 million forfeited, resulting in an outstanding balance of 4.68 million, 4.69 million and 4.90 million jubilee shares as of September 30, 2013, 2012 and 2011. Considering biometrical factors, 3.28 million, 3.29 million and 3.55 million jubilee shares are expected to vest as of September 30, 2013, 2012 and 2011.

2001 Siemens Stock Option Plan:

Stock options were last exercisable in fiscal 2011; unexercised stock options expired in fiscal 2011.

34.    Personnel costs

	Year ended September 30,
	2013	2012	2011
	(in millions of €)
Wages and salaries	21,874	20,633	18,907
Statutory social welfare contributions and expenses for optional support payments	3,389	3,354	3,042
Expenses relating to post-employment benefits	1,148	886	972

	26,411	24,873	22,921

Item Expenses relating to post-employment benefits includes service costs for the period. Interest from post-employment benefits is included in line items interest income (expenses).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wages and salaries, statutory social welfare contributions and expenses for optional support payments and expenses relating to post-employment benefits for continuing and discontinued operations amounts to €28,163 million, €27,009 million and €26,239 million in fiscal 2013, 2012 and 2011.

The average number of employees in fiscal years 2013, 2012 and 2011 was 362.4 thousand, 362.9 thousand and 345.2 thousand, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,
	2013	2012
	(in thousands)
Manufacturing and services	224.2	221.3
Sales and marketing	73.6	76.9
Research and development	29.8	29.5
Administration and general services	34.9	35.2

	362.4	362.9

The average number of employees in fiscal years 2013, 2012 and 2011 was 394.9 thousand, 408.5 thousand and 412.0 thousand, respectively (based on continuing and discontinued operations). Thereof, in fiscal 2013, 2012 and 2011, 248.3 thousand, 255.6 thousand and 264.1 thousand employees were engaged in manufacturing and services, 78.2 thousand, 83.2 thousand and 80.4 thousand employees were engaged in sales and marketing, 31.8 thousand, 32.4 thousand and 30.4 thousand employees were in research and development and 36.6 thousand, 37.3 thousand and 37.1 thousand employees were in administration and general services in fiscal 2013, 2012 and 2011, respectively.

35.    Earnings per share

	Year ended September 30,
	2013	2012	2011
	(shares in thousands, earnings per share in €)
Income from continuing operations	4,212	4,642	6,625
Less: Portion attributable to non-controlling interest	120	132	187

Income from continuing operations attributable to shareholders of Siemens AG	4,093	4,510	6,438
Weighted average shares outstanding—basic	843,819	876,053	873,098
Effect of share-based payment	8,433	8,259	9,558

Weighted average shares outstanding—diluted	852,252	884,311	882,656
Basic earnings per share (from continuing operations)	€4.85	€5.15	€7.37
Diluted earnings per share (from continuing operations)	€4.80	€5.10	€7.29

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

The dilutive earnings per share computation in fiscal 2013 and 2012 does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.    Segment information

Segment information is presented for continuing operations.

Effective as of October 1, 2011, Siemens changed its organizational structure of the Sectors. Prior-year information has been recast to correspond to the fiscal 2012 reporting format. A fourth Sector, Infrastructure & Cities was formed in order to benefit from the growth of urban centers. The Infrastructure & Cities Sector comprises the Industry Sector activities of Building Technologies, Mobility as well as the Energy Sector’s Power Distribution business and Smart Grid applications. The Industry Sector is focusing even more sharply on industry solutions. Accordingly, since fiscal 2012, the Company has six reportable segments: the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities as well as Equity Investments and Financial Services (SFS). Healthcare, Equity Investments and SFS retained its previous structure. The Managing Board is monitoring each reportable segment. Each reportable segment has its own segment management reporting to the Managing Board.

Description of reportable segments

The four Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business field.

Energy—offers a wide spectrum of products, solutions and services for generating and transmitting power, and for extracting, converting and transporting oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare—offers customers a comprehensive portfolio of medical solutions across the treatment chain—ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector’s products.

Industry—offers a broad spectrum of products, services and solutions that help customers use resources and energy more efficiently, improve productivity, and increase flexibility. The Sector’s integrated technologies and holistic solutions primarily address industrial customers, particularly those in the process and manufacturing industries. The portfolio spans industry automation, industrial software, drive products and services, system integration, and solutions for industrial plant businesses.

Infrastructure & Cities—offers a wide range of technologies for increasing the sustainability of metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low and medium-voltage products.

Equity Investments—comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, SRE, Corporate items or Corporate Treasury for strategic reasons.

Financial Services (SFS)—provides a variety of financial services and products to other Siemens units and their customers and to third parties. SFS has three strategic pillars: supporting Siemens units with finance solutions for their customers, managing financial risks of Siemens and offering third-party finance services and products.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities—generally includes activities intended for divestment or closure as well as activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business.

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

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments and interest expenses on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Central infrastructure costs are primarily allocated to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in installments in all four quarters.

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

Profit of the segment SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments interest income and expenses is an important source of revenue and expense of SFS.

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

Orders:

Orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition:

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes cash flows from operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except for cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes non-cash income tax as well as certain other payments and proceeds. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments. Pension curtailments are a partial payback with regard to past service cost that affect segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

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

Measurement—Centrally managed portfolio activities and SRE:

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

Reconciliation to Siemens’ Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens’ Consolidated Statements of Financial Position:

	September 30,
	2013	2012
	(in millions of €)
Assets of Sectors	24,886	23,364
Assets of Equity Investments	1,767	2,715
Assets of SFS	18,661	17,405

Total Segment Assets	45,314	43,484

Reconciliation:
Assets Centrally managed portfolio activities	(267)	(448)
Assets SRE	4,747	5,018
Assets of Corporate items and pensions(1)	(11,252)	(11,693)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intragroup financing receivables and investments	40,850	22,046
Tax-related assets	3,924	4,453
Liability-based adjustments:
Post-employment benefits	9,265	9,801
Liabilities	39,336	42,072
Eliminations, Corporate Treasury, other items(2)	(29,981)	(6,482)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information(1)	63,393	71,889

Total assets in Siemens’ Consolidated Statements of Financial Position	101,936	108,251

(1)	In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively increased Assets of line item Corporate items and pension by €147 million and decreased line item Total Eliminations, Corporate Treasury and other reconciling items by €176 million compared to previously reported amounts as of September 30, 2012.

(2)	Includes assets and liabilities reclassified in connection with discontinued operations.

In fiscal years 2013, 2012 and 2011, Corporate items and pensions in the column Profit includes €(419) million, €(261) million and €(356) million related to Corporate items, as well as €(420) million, €(407) million and €(385) million related to Pensions, respectively. Remaining costs in connection with Siemens IT Solutions and Services charged to Corporate items in fiscal 2013, 2012 and 2011 amount to €58 million, €118 million and €54 million. Effects from asset retirement obligations for environmental clean-up costs impacted Corporate items with €50 million, €19 million and €(28) million in fiscal 2013, 2012 and 2011, respectively. Legal and regulatory matters contributed positive effects to Corporate items in fiscal 2012 and negative effects in fiscal 2011. In fiscal 2011, a special remuneration, which was granted and charged to Corporate items in fiscal 2010 was primarily allocated to the Sectors resulting in a positive impact of €267 million at Corporate items; fiscal 2011 charges were made to Energy of €60 million, to Healthcare of €43 million, to Industry of €75 million and to Infrastructure & Cities of €63 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional Segment information

For the years ended September 30, 2013, 2012 and 2011, Profit of SFS includes interest income of €873 million, €778 million and €654 million, respectively and interest expenses of €317 million, €316 million and €283 million, respectively.

37.    Information about geographies

	Revenue by location of customer Year ended September 30,			Revenue by location of companies Year ended September 30,
	2013	2012	2011	2013	2012	2011
	(in millions of €)
Europe, C.I.S.(1), Africa, Middle East	39,874	39,947	38,545	44,337	44,957	43,614
Americas	20,916	22,078	19,775	20,828	21,793	19,201
Asia, Australia	15,092	15,370	14,206	10,717	10,645	9,712

Siemens	75,882	77,395	72,526	75,882	77,395	72,526

thereof Germany	10,750	11,049	10,788	19,115	19,909	19,463
thereof foreign countries	65,132	66,346	61,738	56,766	57,487	53,063
thereof U.S.	14,179	15,946	13,735	16,056	17,062	14,789

(1)	Commonwealth of Independent States

	Non-current assets September 30,
	2013	2012	2011
	(in millions of €)
Europe, C.I.S.(1), Africa, Middle East	17,404	16,009	15,238
Americas	12,598	13,723	12,921
Asia, Australia	2,752	2,695	2,468

Siemens	32,755	32,427	30,627

thereof Germany	6,510	6,446	6,351
thereof U.S.	11,205	12,133	11,713

(1)	Commonwealth of Independent States

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

38.    Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2013 see Note 18 Investments accounted for using the equity method and Item 19: List of subsidiaries and associated companies. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2012 see Item 19 of Form 20-F for fiscal 2012 filed with the SEC.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchase of goods and services and other expenses from transactions with joint ventures and associates are as follows:

	Sales of goods and services and other income			Purchase of goods and services and other expenses
	Year ended September 30,			Year ended September 30,
	2013	2012	2011	2013	2012	2011
	(in millions of €)
Joint ventures	336	432	227	12	16	39
Associates	1,008	528	602	214	228	259

	1,345	959	829	226	244	297

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	September 30,		September 30,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	54	49	12	23
Associates	222	145	121	241

	276	194	133	264

As of September 30, 2013 and 2012, loans given to joint ventures and associates amounted to €17 million and €60 million, respectively. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates. In fiscal 2013 and 2012, the review resulted in net losses related to valuation allowances totaling €27 million and net gains related to valuation allowances totaling €7 million, respectively. As of September 30, 2013 and 2012, valuation allowances amounted to €42 million and €37 million, respectively. In fiscal 2013, Siemens increased its net investment in EN by €102 million. The carrying amount remains €0 by applying the equity method. For further information see Note 7 Income (loss) from investments accounted for using the equity method, net.

As of September 30, 2013 and 2012, guarantees to joint ventures and associates amounted to €2,789 million and €4,769 million, respectively, including the HERKULES obligations of €1,890 million and €2,290 million, respectively. As of September 30, 2012 the NSN obligations were included. For additional information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the SEN operations into EN see Note 28 Commitments and contingencies. As of September 30, 2013 and 2012, guarantees to joint ventures amounted to €431 million and €474 million, respectively. As of September 30, 2013 and 2012, the Company had commitments to make capital contributions of €187 million and €176 million to its joint ventures and associates, therein €107 million and €113 million related to joint ventures, respectively. For a loan raised by a joint venture, which is secured by a Siemens guarantee, Siemens granted an additional collateral. As of September 30, 2013 and 2012 the outstanding amount totaled to €134 million and €139 million, respectively. As of September 30, 2013 and 2012 there were loan commitments to joint ventures and associates amounting to €90 million and €144 million, respectively, therein €90 million and €94 million, respectively related to joint ventures.

Pension entities

For information regarding the funding of our pension plans refer to Note 23 Post-employment benefits.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2013, 2012 and 2011 members of the Managing Board received cash compensation of €17.0 million, €17.4 million and €18.9 million. The fair value of stock-based compensation amounted to €17.6 million, €22.2 million and €20.7 million for 213,394, 345,382 and 352,083 Stock Awards, respectively, in fiscal 2013, 2012 and 2011. In fiscal 2013, 2012 and 2011 the Company granted contributions under the BSAV to members of the Managing Board totaling €6.4 million, €5.7 and million €5.2 million.

Therefore in fiscal 2013, 2012 and 2011, compensation and benefits, attributable to members of the Managing Board amounted to €41.0 million, €45.3 million and €44.8 million in total, respectively.

In addition, in connection with termination of Managing Board membership, compensatory payments amounting to €20.4 million (gross) and one-time special contributions amounting to €3.1 million to the BSAV were agreed. It was also agreed that these members of the Managing Board receive their long-term stock-based compensation for fiscal 2013 (41,554 Stock Awards), which will be settled in cash, and is included in the above mentioned stock-based compensation amount. The Company has furthermore agreed to reimburse out-of-pocket expenses up to a maximum of €130,000 plus value-added tax. The 175,382 Stock Awards that were granted in the past and for which the restriction period is still in effect, will be absolutely maintained. The respective fair value of these stock awards at grant date amounted to €11.5 million.

In fiscal 2013, 2012 and 2011, expense related to share-based payment and to the Share Matching Program amounted to €23.2 million (including the above mentioned Stock Awards in connection with the departure from members of the Managing Board), €16.0 million and €15.2 million, respectively. For additional information regarding the Share Matching Program see Note 33 Share-based payment.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the German Commercial Code totaling €33.1 million (including €18.2 million in connection with the above mentioned departure from a member of the Managing Board), €15.8 million and €15.0 million in fiscal 2013, 2012 and 2011.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their survivors as of September 30, 2013, 2012 and 2011 amounted to €192.5 million, €181.6 million and €161.9 million. For additional information see Note 23 Post-employment benefits.

Compensation attributable to members of the Supervisory Board comprises in fiscal 2013, 2012 and 2011 of a base compensation and additional compensation for committee work and amounted to €4.9 million, €4.8 million and €4.8 million (including meeting fees), respectively.

No loans and advances from the Company are provided to members of the Managing Board and Supervisory Board.

In fiscal 2013, 2012 and 2011, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

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

39.    Subsequent events

After the end of fiscal 2013, Siemens signed an agreement to sell its business for treating and processing municipal and industrial water and wastewater that are bundled in the Siemens Water Technologies Business

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unit, as well as the related service activities, to funds managed by American European Associates Investors LP (AEA), U.S., for a purchase price of €640 million. Closing of the transaction is subject to approval by regulatory authorities and is expected in the first half of fiscal 2014.

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders’ Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

PART III, (CONTINUED)

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibit
1.1	English translation of the Articles of Association of Siemens Aktiengesellschaft, updated as of September 2013
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Spin-off and Transfer Agreement between Siemens AG and OSRAM Licht AG (incorporated by reference to Agenda Item 8 of the Company’s Notice of Annual Shareholders’ Meeting 2013, which was furnished to the SEC on Form 6-K on December 7, 2012).
8.1	List of subsidiaries and associated companies
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: November 27, 2013

SIEMENS AKTIENGESELLSCHAFT

/s/ JOE KAESER
Joe Kaeser
President and Chief Executive Officer

/s/ DR. RALF P. THOMAS
Dr. Ralf P. Thomas
Executive Vice President and Chief Financial Officer

/s/ DR. JOCHEN SCHMITZ
Dr. Jochen Schmitz
Corporate Vice President and Controller

III-2